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REGISTRANT'S NAME Standard Chartered

*CURRENT ADDRESS


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MAY 08 2003
THOMSON FINANCIAL

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FILE NO. 82- 5788 FISCAL YEAR 12-31-02

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DATE : 4/24/03


出街一丁












150 years





Annual Report and Accounts 2002

Standard Chartered


Konica



Cheque
Deposit









Standard Chartered employs 29,000 people in over 500 offices in more than 50 countries. The Group provides Consumer Banking services to individuals and small to medium size businesses, and offers Wholesale Banking capabilities to corporate and institutional clients. With 150 years in the emerging markets the Group has unmatched knowledge and understanding of its customers in its markets. Standard Chartered recognises its responsibilities to its staff and to the communities in which it operates.

150 *years with you*

Strategic Highlights

- Strong performance despite sustained global economic uncertainty.
- Good growth in Consumer Banking in South East Asia.
- Completed the integration of Grindlays in India, the Middle East and South Asia.
- Launched dual primary listing in Hong Kong, to provide improved access for Asian investors and strengthen regional profile.
- Significantly expanded shared service centres in Chennai and Kuala Lumpur.



36.3 41.1 50.5 54.5 56.0
43.3 46.7 51.9 53.0 57.0
98 99 00 01 02

Other assets

Loans and advances to customers

Balance Sheet Growth
$ billion



1,398 1,201 1,381 1,505 1,476
2,527 2,647 2,680 2,900 3,063
98 99 00 01 02

Other revenue

Net interest income

Net Revenue
$ million



1,166 821 1,409 1,089 1,262
98 99 00 01 02

Profit before Taxation
$ million



34.40 36.97 38.11 41.92 47.00
98 99 00 01 02

Dividend per Share
Cents

Unless another currency is specified, the word 'dollar' or symbol '$' in this document means United States dollar.

Group at a Glance





Hong Kong

Hong Kong remains the Group's largest market, generating one third of the Group's revenue. We have a network of 74 branches. Standard Chartered has been transacting business in Hong Kong since 1858 and we issue bank notes there.

In 2002, Standard Chartered became the first FTSE 100 company to launch a new dual primary listing in Hong Kong. This will make the Group more accessible to Asian investors and will enhance the Group's regional profile.

The average number of employees in Hong Kong in 2002 was 4,677.

98	99	00	01	02
1,061	1,116	1,188	1,442	1,416



Net Revenue
$ million





Singapore

Standard Chartered has been doing business in Singapore for 144 years and has 20 branches and offices, the largest branch network among foreign banks. The business in Singapore accounts for approximately eleven per cent of the Group's revenues.

Standard Chartered has Qualifying Full Bank status, which has enabled expansion of the distribution network. In 2002, Asian Banker magazine named Standard Chartered the 'Best Retail Bank in Singapore'.

The average number of employees in Singapore in 2002 was 2,451.

98	99	00	01	02
460	430	432	440	485



Net Revenue
$ million





Malaysia

Standard Chartered is the oldest bank in Malaysia, where there is a network of 29 branches. Malaysia is another of the Group's core markets with broadly based business as a result of long established franchises.

The Group continues to expand its Shared Service Centre which was opened in 2001 and carries out operations and processing activity. The centre in Kuala Lumpur has contributed significantly to improvements in the Group's processing and service efficiency.

The average number of employees in Malaysia in 2002 was 1,981.

98	99	00	01	02
254	250	261	237	234



Net Revenue
$ million





Other Asia Pacific

The Group has more than 80 branches and offices in 14 countries across the region.

In China, Standard Chartered has one of the largest branch networks of any foreign bank and is well-positioned for growth opportunities. The Group is developing its Consumer Banking business and has opened branches in Shanghai and Shenzhen. In Thailand, the integration of Nakornthon Bank was successfully completed in 2002.

The average number of employees in Other Asia Pacific in 2002 was 4,851.

98	99	00	01	02
596	475	514	529	572



Net Revenue
$ million





India Region

Standard Chartered is the largest international bank in India and, following the successful completion of the integration of Grindlays, has a combined customer base of 2.4 million in Consumer Banking and over 1,200 corporate customers in Wholesale Banking.

The Group launched its business in Mauritius in 2002 to provide Wholesale Banking services to corporate clients. The shared service centre in Chennai continues to develop rapidly as more services and processes are migrated from other countries.

The average number of employees in the India region in 2002 was 5,251.


108 134 272 355 394
98 99 00 01 02

Net Revenue
$ million





Middle East and other South Asia

The MESA region performed well in 2002. The region accounts for approximately eleven per cent of the Group's revenues.
The integration of Grindlays was successfully completed and the Group is now one of the leading international banks in each of its chosen markets in the region.

The contribution of the Group's business in the United Arab Emirates reflects the significant growth of the businesses. Standard Chartered now holds leadership positions in most of its key product segments in the UAE.

The average number of employees in the Middle East and Other South Asia region in 2002 was 2,995.


206 227 301 436 501
98 99 00 01 02

Net Revenue
$ million





Africa

Standard Chartered continues to be one of the leading banks in sub-Saharan Africa. The Group offers Consumer Banking and Wholesale Banking services in 13 African countries with a network of 149 branches and offices. Standard Chartered recently launched operations in the Ivory Coast and re-entered Nigeria.

Businesses in East Africa have performed well. Despite difficulties in Zimbabwe, the Group's business in Africa has delivered good results.

The average number of employees in Africa in 2002 was 5,009.


361 377 367 355 332
98 99 00 01 02

Net Revenue
$ million





United Kingdom and the Americas

Businesses in the United Kingdom and the Americas provide services to leading multinationals and major financial institutions which trade or invest in Asia, Africa, the Middle East and Latin America.

In 2002, businesses in the Americas were extensively restructured to improve efficiency for future growth. The Group also operates a growing Offshore banking business based in Jersey.

The average number of employees in the United Kingdom and the Americas in 2002 was 2,098.


879 839 726 611 605
98 99 00 01 02

Net Revenue
$ million



We have delivered a strong performance with a good increase in trading profit, despite turbulent economic conditions. We have reduced our costs and brought down our bad debt charge.

2002 Results

- Pre-tax profits rose 16 per cent to $1,262 million, compared with $1,089 million in the previous year.
- Net revenue increased to $4,539 million, up three per cent.
- Costs were reduced and the cost income ratio came down from 56 per cent to 54 per cent.
- Debt charge down by $19 million, at $712 million, despite the bankruptcy issue in Hong Kong, and Argentina.
- Normalised earnings per share was 74.9 cents, as against 66.3 cents in 2001.
- Normalised return on equity increased to 13.4 per cent.

We are recommending a final dividend of 32.9 cents per share, compared with 29.10 cents in 2001. This gives a total dividend of 47.0 cents, an increase of 12.1 per cent over 2001. The dividend is covered 1.4 times. The sterling amount will be set in April.

A Turbulent World

In the past two years the world economy has suffered a succession of economic, financial and terrorist shocks. We witnessed economic collapse in Argentina, war in Afghanistan, corporate governance issues in the United States and the continued bear market for equities. Yet, despite all this, world economies continued to grow and, in most of Asia, economic growth was good.

Resilient consumer demand in the United States and the increasing regional importance of China as a consumer market, boosted exports in Asia. Domestic demand was stronger too. The need to compete with China is forcing economies like Hong Kong and Singapore to move up the value chain, leading to a painful near-term transition.

The Hong Kong economy remains weak. Unemployment is high and there are still deflationary pressures. Although we remain cautious on the near-term outlook, we believe the current pessimism on the longer-term prospects is overdone.

The Middle East enjoyed healthy economic growth, despite the uncertainties associated with Iraq. The combination of firm oil prices and healthy government finances provided solid support.





STANDARD BANK

Standard Chartered


& Deposit




150 years of Standard Chartered. Our unique 150-year history gives us a deep understanding of our markets, our customers and the local communities in which we operate. It is a strong platform for future growth.

This is an exciting year for us as we celebrate our 150th year anniversary. There are very few companies who can say the same. We have come a long way from serving customers in a tent to modern, well-designed branches around the world that reflect our new brand.

We have a deep understanding of our core markets, which enables us to work closely with our customers and communities and develop strong, lasting relationships. We will be celebrating these relationships throughout the year, sharing our pride in our history and confidence in our future.

Africa benefited from an improved economic environment, with a softer dollar, higher commodity prices and continued economic reform. Last year finished with a successful election in Kenya, highlighting the positive political change in parts of the region. The biggest exception was Zimbabwe where deteriorating economic conditions have reduced our profits by $50 million.

Prospects for 2003

Last year three key economic themes dominated. We expect these three themes to dominate again in 2003:

- First, modest growth;
- second, low inflation with low interest rates; and
- third, investors searching for higher yields and safer havens.

This has favoured Asia over Latin America, bonds over equities and is continuing to contribute to higher commodity prices and a softer dollar.

The start to this year shows that we continue to live in uncertain times. Oil prices have risen sharply and the Iraq situation has contributed to weak business confidence around the globe, including Asia.

Given this environment, policy makers are taking measures to boost growth, with relaxed fiscal policies and low interest rates. As a result we expect continued moderate growth, providing the United States economy continues to grow.

Asia has been a net exporter of capital since the 1997 crisis but may now see a return of investment flows to the region as the world economy shifts its focus. China has already become the world's biggest recipient of foreign direct investment.

There is a shift in the service sector too, with India a big beneficiary, as international firms move service centres, software and back office functions to take advantage of lower costs and a high skill base.

China and India are future economic powerhouses. Both are central to our strategy and success.

Investments and Acquisitions

In July, we took a $50 million stake in the initial public offering of BOC Hong Kong (Holdings) Limited on the Stock Exchange of Hong Kong. It is a subsidiary of Bank of China, one of the largest state-owned commercial banks. We have since signed a Memorandum of Understanding with Bank of China. We have identified eight areas for alliances on product and distribution on the mainland and internationally.

We completed the integration of Grindlays in Middle East and South Asia and India in 2002. Today we are the largest foreign bank across much of the region and in India. Both India and the United Arab Emirates now contribute more than $100 million in trading profit per year.

The Nakornthon acquisition in 1999 began to deliver profits this year. This is another example of our ability to take on an existing organisation and integrate it profitably with ours.

Hong Kong Listing

In October 2002, we became the first major FTSE listed company to launch a dual primary listing in Hong Kong. We are one of the three note-issuing banks in Hong Kong and listing on the Stock Exchange of Hong Kong was a further demonstration of our commitment to Hong Kong and China. The listing will help us to expand our base of Asian institutional and retail investors. The offer was comfortably over-subscribed.

Move to Manhattan

Our New York office was one of many that were destroyed on that terrible day, 11 September 2001. After a year of operating from temporary offices our colleagues moved back to Manhattan. The move signified the end of a difficult and emotional year. I wish our United States colleagues well in their new office.

Board Changes

I will be retiring in May 2003 after ten years as Chairman. It is with great pleasure that I welcome Bryan Sanderson as my successor. He is currently Chairman of BUPA and was BP's director responsible for Asia until 2000.



B2BeX was launched last year. It is an internet platform, which speeds up and reduces the cost of international trade.

He is also Chairman of the Learning and Skills Council. Bryan Sanderson joined Standard Chartered as a non-executive director in December 2002. Under his guidance, Standard Chartered will continue to grow as a performance driven organisation.

There were also two other new members of the Board. Peter Sands joined us in May 2002 as Finance Director, from McKinsey & Co. He replaces Nigel Kenny. Richard Meddings joined us in November 2002 as Director of Risk, from Barclays PLC. In addition Gareth Bullock and Peter Wong became directors of Standard Chartered Bank our main operating subsidiary. All these appointments have significantly strengthened our top team.

I would like to thank Keith Mackrell, who retired from the Board during 2002, and Cob Stenham, who will be retiring in May after nearly twelve years. I have valued their contributions to the Board.

150th Anniversary

In 2003, we celebrate our 150th year as a company. This longevity says a lot about our strengths and the market positions we hold. However, the anniversary is a time to look forward, not back. There is an opportunity to deliver a step change in performance by continuing to be innovative and aggressive in our markets and remaining focused on moves that will improve shareholder returns.

We are part of the fabric of the communities in which we operate around the world. We are using our 150th year to launch a number of initiatives that enable us to put something back into these communities. In 2002 we started to take our award winning HIV/AIDS staff awareness programme world-wide. In February 2003, we launched 'Seeing Is Believing', a joint initiative with Sight Savers International, aimed at raising enough funds to restore the sight of 28,000 people around the world.

In ten years as Chairman I have been proud of the way Standard Chartered has responded to the challenges it has faced, from the difficulties of the early 1990s to the growth opportunities of the present day. Total shareholder return has grown more than seven times.

In writing my first Chairman's Statement in 1993, I referred to the opportunities that lay ahead with the emergence of China and India. We have grasped those opportunities. Today we are one of the most profitable multinationals in India and we are very well positioned in China.

We have increased our focus on markets where we have a competitive advantage and reduced our business in Organisation for Economic Co-operation and Development (OECD) countries. We have also achieved a better geographic balance.

In addition, we have increased our emphasis on Consumer Banking. This is where the greatest opportunities lie as the middle income earners increase in size and prosperity in all our markets. In 1993 Consumer Banking accounted for about 33 per cent of our revenues, now it is 53 per cent.

One of the changes over the past ten years that has given me the most pleasure is that we have become a truly multi-cultural organisation that offers opportunities to good managers whatever their ethnic background. Today 40 per cent of our senior managers are from non-OECD countries. That figure will continue to grow.

I leave the business in good shape with an experienced new Chairman who knows Asia well and a dynamic management team led by Group Chief Executive Mervyn Davies.

Finally, I would like to thank our people, without whom my years as Chairman would not have been half as rewarding. The enthusiasm with which they run this great business is truly outstanding. Their commitment to do what's right for our customers and shareholders will enable Standard Chartered to rise to the tremendous opportunities ahead.



Sir Patrick Gillam, Chairman
19 February 2003


打 香 港 上 市
Chartered Hong Kong Listing
ctober 2002



Sir Patrick Gillam speaking at an event to mark the launch of our dual primary listing in Hong Kong.

Standard Chartered sponsors the Hong Kong International Cricket Sixes, which is broadcast across Asia.



The end of 2002 marks my first full year as Group Chief Executive. Despite a difficult global economic backdrop it has been a year of strong performance and we have made good progress in developing a more performance driven culture.

When I took over the role, I obviously knew the Group very well – having been an executive director for four years – and, with the executive director team, I set out four key areas of focus: achieve our potential through a strong set of values that are shared by all employees; build a sustainable performance culture with the right balance between risk and reward; become a Company that is known for top performance, not just for its great franchise; and increase our customer focus to achieve the highest standards of service excellence. These are the internal goals that underpin the improvement in our results.

2002 Performance

This was a strong performance. Revenue momentum has been sustained despite market conditions. There was strong cost control and a resilient performance on bad debts. Despite the Hong Kong bankruptcy issue, bad debts fell in 2002. Our cost income ratio improved to 54 per cent. Our target is to bring it below 50 per cent.

At the same time, we are beginning to see efficiency gains from our shared service centres in Chennai and Kuala Lumpur. These global hubs are helping us to re-engineer our cost base. We have seen good growth in Consumer Banking, outside Hong Kong and our Wholesale Banking business has generated improved profitability as it focuses on improving returns.

Delivering on our Agenda

In 2002, we set out our nine management agenda items to drive improved return on equity. These were to:

- Build market share in Consumer Banking;
- increase focus on value creation in Wholesale Banking;
- capture profitable growth in India and China;
- transition Thailand and Taiwan to profitability;
- deliver efficiency and flexibility in technology and operations;
- rationalise central costs;
- reduce costs in smaller countries;
- control risk; and
- improve capital efficiency.

We have made good progress against all of these goals.


51.6
57.0
57.3
55.8
53.6
98
99
00
01
02

Normalised Cost/Income Ratio
%

Consumer Banking

Consumer Banking continues to offer the highest potential for growth. We have excellent positions in a number of markets with scale and momentum.

There is strong momentum in Consumer Banking, despite the short-term pressures caused by the rapid rise in personal bankruptcies. We took early action to contain the impact of this industry-wide issue and we are now seeing improvement within our own book. The Hong Kong Government will begin implementation of a positive data-sharing bureau in the first half of 2003, which will enable banks to share information on customer creditworthiness. Hong Kong remains an attractive market for our Group. We have a strong and resilient business, which is demonstrated by the continuing performance of our mortgage book.

In Singapore we have expanded our distribution network and seen significant growth in our customer base. We have gained market share and achieved good growth in revenue and profit.

In Malaysia, revenue growth has been boosted by the success of our MortgageOne home loan product, which now accounts for the majority of our new housing loans there.

We have seen rapid growth in the United Arab Emirates (UAE) and we have an ambitious branch expansion plan in India.

Mortgages remain a good business. Though we have seen margin pressure in more mature markets there is significant potential as countries like India and China open up. It is a product that helps us attract new customers and it offers good returns.

On a geographic belt running from the Middle East to China, we have almost six million credit cards in issue and have a leadership position in Hong Kong, India and parts of the Middle East. Most of our markets are under-penetrated, including India where we have 1.4 million of the country's total of five million credit card users. The population of card users and the amount of card spend is growing rapidly across Asia and this offers us enormous scope for growth.

In Wealth Management we have grown market share. The impact of falling interest rates has been offset by good growth in unit trust sales and bancassurance products.

Wholesale Banking

We have reshaped our business. We have deliberately traded revenue for lower risk, exiting relationships not generating the right return, and have taken a more disciplined approach to pricing risk. At the same time we have strengthened our capital markets business, cross-selling products that provide higher return.

In Global Markets, we were able to exploit falling US dollar interest rates, generating strong revenue. In fixed income and syndications our excellent relationships and market profile keep us at the top of the league tables for Asia. Our OECD businesses, in the United Kingdom and the United States, were particularly successful in sourcing syndications and structured export finance transactions for customers in our emerging markets network.

In 2002 we also won important Asian regional mandates for cash management and trade.

India and China

The two countries where we have the greatest opportunity to transform our business are India and China. Each country is experiencing sustained strong economic growth and we are strongly positioned in both.

It is in India where the growth opportunities are most immediate. India is already one of our top markets world-wide in terms of profitability. We currently have 62 branches and 2.4 million customers in 19 cities.

In September, we completed the integration of Grindlays, having reduced the headcount of the combined banks by 25 per cent during that process. In February 2003, we announced plans to expand our operations to additional cities bringing our network to 81 branches in 25 cities by the end of the year.

In China, the opportunities lie further ahead. Under an agreement with the World Trade Organisation, the Wholesale Banking market will open up in 2004 and, by 2007, foreign banks will be allowed to start retail banking with the Chinese people in local currency. At that time we expect to be selling credit cards, mortgages and Wealth Management products to the emerging middle income earners in about ten major cities.

Standard Chartered is one of only a handful of international banks positioned for the opening of China's markets. In 2002, we opened our first two retail branches, in Shanghai and Shenzhen and made a strategic investment in BOC Hong Kong (Holdings) Limited.

Group Chief Executive's Review Continued

Thailand and Taiwan
One of our goals for the year was to transition Thailand and Taiwan to profitability. This we have done. Both have the potential to become large markets for us. In Thailand, we delivered a trading profit for the first time since the acquisition of Nakornthon Bank.

MESA and Africa
In the Middle East and South Asia (MESA) region we completed the Grindlays integration and we are seeing strong growth. The United Arab Emirates is one of our top-five markets and Bangladesh, Pakistan, Bahrain, Sri Lanka and Qatar are all well-established businesses with good potential.

In Africa our business has seen good progress. We have an excellent competitive position. We are ranked number one or two bank in most of the markets where we operate. In 2002 we performed particularly well in East Africa and we expanded our business in Nigeria. Looking ahead, we also expect to grow our business in South Africa. The challenge in the region has been the extremely difficult situation in Zimbabwe. We remain cautious and have realigned our operations in line with current prospects by selling five branches and reducing headcount.



2,262 1,984 2,001 2,183 2,123
1,663 1,864 2,060 2,222 2,416
Wholesale Banking
Consumer Banking
98 99 00 01 02

Net Revenue by Business
$ million

Latin America
We have refocused our Latin American business to concentrate expertise on supporting banks and multi-nationals and we have reduced our risk exposure. This will enable us to redirect capital to our core growth markets in Asia and the Middle East.

We will continue to operate branches in Colombia, Peru and Venezuela with representative offices in Argentina, Brazil and Mexico, focusing primarily on United States dollar clearing, trade finance and global markets activities.

Cost and Efficiency
Our cost performance is one of our key achievements in 2002 and the cost income ratio has improved.

In particular, we are beginning to reap the fruits of our investment in world-class service centres in Chennai and Kuala Lumpur. The shared service centres are now providing services remotely to most of the Bank's computer users. We have stepped up our investment in expanding the service centres and now have over 2,200 people employed in them.

As well as giving us economies of scale, the shared service centres allow us to introduce standardised operating models across the Bank.

We have also controlled costs through tighter project management and stricter discipline on general expenditure. The benefits of outsourcing activities like purchasing, premises and other non-essential services, and the impact of reduced telecommunications and infrastructure costs have all contributed to a great performance on costs.

Risk
One of our key agenda items for 2002 was to reinforce our control of risk and enhance our risk performance culture. It has been a challenging year for risk with the increased threat of terrorism, corporate collapses, problems in the telecommunications industry and the impact of Argentina, but we have performed well.

We reinforced the independence of this function with the appointment of a Director of Risk. We established a high-level task force that developed an action plan resulting in one of our lowest levels of bad debt within Wholesale Banking in recent years. We introduced a tougher credit review process in Wholesale Banking and have responded more quickly to customers showing early signs of problems. In Consumer Banking we improved customer segmentation and have strengthened our collection capability.

Capital Efficiency
Having carefully assessed the capital needs of the business to achieve our ambitious growth objectives, we considered we had an excess of capital. To address this we launched a tender offer which led to the repurchase in December 2002 of $659 million of 8.9 per cent preference shares.







15:04
HONG KONG
17:04
SYDNEY




Delivering shareholder returns.

We are driving business performance, developing innovative value adding products, improving service quality, and transforming our cost base.

In October 2002, we became the first major FTSE listed company to launch a dual primary listing in Hong Kong. This demonstrates our commitment to Hong Kong and China, and will help us to expand our Asian institutional and retail shareholder base.

We have also made great progress in our drive to reduce inefficiencies. We now have two fully operational shared service centres in Chennai and Kuala Lumpur, centralising and standardising our service delivery. We have launched a new international voice telecommunications system that will deliver significant cost reductions.

The premium on repurchase was $82 million, which was funded from reserves. There is a net negative impact on 2002 basic earnings per share. However, in future years there will be an annual saving of $59 million in preference share dividends, which will have a positive impact on return on equity and earnings per share from 2003 onwards.

A modest issue of 35 million new ordinary shares, representing 3.1 per cent of our issued share capital, facilitated our listing on the Stock Exchange of Hong Kong. As a result Tier 1 capital stands at 8.6 per cent. Listing in Hong Kong is an integral component of our strategy. It has raised our profile in our biggest market. It has also given us a platform to expand our investor base in Asia.

Brand

Our new brand's modern and dynamic look appeals to the growing, affluent middle income earners who seek financial products and services which reflect their lifestyles and aspirations. Extensive research shows that customers prefer the new identity.



77.80
53.70
71.10
66.30
74.90
98
99
00
01
02

Normalised Earnings Per Share
Cents

The rebranding has been accompanied by the internal launch of brand values to all of our employees. Our brand values, Courageous, Responsive, International, Creative and Trustworthy have been enthusiastically accepted. These shared values support our performance culture. They act as a touchstone for all employees in helping to meet the needs of our customers.

Our People

I would like to thank the people at Standard Chartered for their commitment throughout the year and their drive towards generating stronger shareholder returns. As I have travelled to our operations around the world, it has confirmed my view that we have tremendous talent at all levels in the Bank. My job is to harness the talent and unleash the energy of our employees.

During the year there was an increased focus on talent management. We made a number of key external hires and about 60 internal moves at senior management level. We launched a new approach to organisational learning, which will allow employees more control over their own training and development as well as the opportunity to learn on-line.

We have strengthened our leadership development with processes that include one-to-one coaching and a short but intensive leadership course for senior managers.

I believe staff engagement has a direct impact on performance and all managers are therefore measured on the way they manage people. Employee engagement is tracked annually through a Gallup Survey. It improved significantly in 2002.

The Future

2002 was a year in which we made good progress.

While we will continue to look selectively at acquisitions, at the heart of the improved performance in 2002 has been a drive to get more out of our existing businesses. This will continue.

We are broadening our demographic base. We have added India and the United Arab Emirates to the list of markets where we make operating profit of more than $100 million a year. This helps give us the scale and balance that we need.

India and China are the two greatest opportunities of the 21st Century. We are strongly positioned in both.

We will continue to grow, although the pace of growth will reflect the underlying economic uncertainties and our focus on sustainable returns.

I am very pleased with the progress that we have made on our cost income ratio. We are a long way down the road to restructuring the cost base and homing in on our target of a cost income ratio of below 50 per cent.

We have large-scale businesses – Cards, Wealth Management, Global Markets and others – and efficiency in our operations.

I am confident that we will deliver improved returns to our shareholders.



Mervyn Davies, Group Chief Executive
19 February 2003






DUBAI
09
2003













We hold leading positions in dynamic markets. We are in some of the world's fastest growing markets including the United Arab Emirates, India, China and the markets of South East Asia.

We are well positioned in the world's most dynamic markets. We are the largest foreign bank in India and across much of the Middle East and South Asia.

In addition we took a $50 million stake in BOC Hong Kong (Holdings) Limited in 2002. This is a subsidiary of the Bank of China, one of the largest state-owned commercial banks.

The Nakornthon acquisition in Thailand is already delivering profits and we are well placed for further growth in this market.


Standard

Karen Ngui
Global Head, Group Brand Management and Strategic Marketing
'The new Standard Chartered is an exciting and dynamic organisation, built on our heritage, anchored in our values and positioned for the future. I believe we have a world-class brand and the challenge is to stay focused on our goal to be the right partner for our customers, staff and the communities in which we operate.'

Facts
World-wide research during brand development showed that:
- Over 2,000 consumers significantly prefer our new brand identity.
- Over 10,000 consumers and staff endorse our brand values.
- Over 2,000 consumers affirmed that the 'I Believe' campaign created a positive impression and increased their preference for Standard Chartered.

We must
- Leverage our brand to create further differentiation and enhance our business results.
- Realise our full potential by living our brand values.


1,082 Cards/Personal Loans
815 Wealth Management/ Deposits
492 Mortgages/ Instalment Credit
27 Other Consumer Banking
775 Trade & Lending
973 Global Markets
315 Cash Management
60 Custody

Revenue by Product
$ million

Consumer Banking

Consumer Banking has seen strong growth in all its markets outside of Hong Kong. Business volumes, revenue, pre-provision profit and trading profit increased in virtually every market. Our focus on costs has also delivered a significant improvement in the cost income ratio.

The bankruptcy issue in Hong Kong has had a significant impact on our profitability. However, we acted decisively by putting in place a number of initiatives to mitigate the impact. These initiatives focused on strengthening the risk management framework, reducing exposure in high risk segments, improving our collections process, and driving through cost efficiencies. Bankruptcies remain a big issue for the banking industry although the impact on our portfolio has declined in recent months.

Our Qualifying Full Bank status has enhanced our distribution capability in Singapore. We launched a shared ATM network in conjunction with two banks giving customers access to a total of 54 locations island-wide. In addition, we are the only foreign bank admitted into the local NETS direct debit services network, allowing us to offer services to 17,000 retailers. Standard Chartered was named Best Retail Bank in Singapore and Asia Pacific by Asian Banker magazine.

Cards and Personal Loans

We have had very strong growth in both Credit Cards and Personal Loans. Growth across India, Middle East, South Asia and Singapore has been in excess of 20 per cent.

Cards is one of our most important businesses, generating high returns. It also presents us with a great opportunity for potential growth. We are the largest cards provider in a number of countries, which gives us scale and competitive advantage in the marketplace. In India we launched a number of co-branded cards during 2002.

Mortgages and Auto Finance

We are well positioned in this sector, and have seen earnings grow and margins stabilise. Key markets such as Singapore and Hong Kong delivered strong growth and outpaced the market. Singapore grew at 13 per cent and India has almost doubled its loans outstanding. Taiwan has also shown rapid growth in this sector.

The credit quality of our mortgage portfolio remains resilient. For example, our mortgage delinquency rates in Hong Kong have fallen from 0.77 per cent in 2001 to 0.63 per cent at the end of 2002, which is lower than the market average of 1.06 per cent according to Hong Kong Monetary Authority figures.

We launched MortgageOne, an innovative product which allows customers to offset the interest earned on current accounts against the interest on their mortgage. The account was initially launched in Malaysia and subsequently rolled out in Hong Kong, Singapore and India, with great success. It now accounts for more than 35 per cent of new sales. As a result we gained strong market shares in our core markets.

Wealth Management

Significant revenue growth in guaranteed funds, retail, treasury and bancassurance products, has been offset by declining interest margins on deposits.




MH01
JA1392















Commitment to our markets. We have been in many of our markets for several generations and have become a trusted partner to businesses and individuals.

We are a trusted and well-respected provider of financial products and services. We have built up an enviable knowledge of local markets in Asia, Africa, the Americas and the Middle East.

In many cases, we have had a presence for more than a century. Our first two branches were in Calcutta and Shanghai and we have been operating continuously in China for the last 144 years. We issue banknotes in Hong Kong. When the Asian crisis hit in 1997 we continued to support businesses in the region.



Peter Sullivan
Chief Executive Officer Africa
'In 2002, Africa contributed eight per cent of the Group's pre-tax profit. This is in spite of major challenges in one of our key markets, Zimbabwe. The African business, which has demonstrated strong growth across the region, is poised to grow further, with expansion plans in Nigeria and South Africa. The vision for Africa is to be clearly the leading international bank on the African continent. Our focus is to grow our revenue through innovative products and a robust sales culture, while continuing to manage risk.'

Facts
- 149 offices in 13 countries.
- Biggest bank (by trading profit and market share) in many African countries.
- Consistently profitable, particularly in local currency terms.
- Leading bank in Trade and Treasury Services.

We must
- Further improve the levels of customer service.
- Expand our business in Nigeria.
- Continue to build employee engagement through our 'Africa First' initiative.


7.1
7.9
7.0
7.1
7.4
98
99
00
01
02

Net Revenue
% (Africa excluding Zimbabwe, as a percentage of the Group)

While it has been a difficult market for equity funds and pensions, our assets under management grew significantly with India, Taiwan and Indonesia accounting for much of the new growth. In Malaysia our range of unit trusts includes eight Islamic banking funds.

Wholesale Banking

Wholesale Banking is moving from a lending oriented and capital intensive business to one focused on a more balanced product range and on improving returns.

We have reshaped the business, trading revenue for lower risk, and strengthened our capital market franchise, cross-selling products that provide higher return. We are also focusing on a smaller number of high value customers, and exiting customers and segments that do not generate the right return.

We have seen the benefits of the measures we have taken to control risks. These changes, together with historic high levels of provisions, have resulted in a lower debt charge for Wholesale Banking and good improvement in trading profit.

Global Markets

It was an important year for Global Markets. We have seen new revenue growth from a broader and more sophisticated product set, including credit derivatives and asset backed securitisation. We have also launched innovative retail bonds for corporations such as Wharf Holdings, Mass Transit Railway Corporation and Hong Kong Airport Authority. These bonds utilise both our Consumer Banking and Wholesale Banking capabilities to deliver effective debt financing solutions that meet the needs of local retail investors.

We were able to exploit falling US dollar interest rates, which generated strong revenues, and continue to top the Asia league tables in fixed income and syndications. The Asian Fixed Income business showed further growth and we grew our syndications market share.

A wider product range complements our strength in emerging markets Foreign Exchange. This includes Currency Options and Interest Rate Derivatives, Fixed Income, Structured Asset Solutions, Loan Syndications, Corporate Advisory and Funds Management.

Trade Finance and Lending

The repositioning of our trade and lending portfolio has had a short-term impact on revenues. However, the overall quality of our portfolio has improved as a result. We have grown market share for trade products in key countries, despite exiting some of the lower return segments and were appointed Asian trade finance partner to a number of other financial institutions.

In November 2002 we launched B2BeX, our leading-edge platform designed to facilitate cross-border trade and supply chain management. In December B2BeX won the ifs/BT Financial Innovation Awards 2002 in the 'Most Innovative Business to Business Initiative' category.

Cash Management and Custody

Cash transaction volumes continue to grow and we maintained our position as a leading Asian Cash Management provider. However revenues fell reflecting the low interest rate environment.


Bangkok








Chinatown

One of the world's most international companies. We are a major global player with a presence in over 50 countries. Our people are drawn from local markets and bring with them a wealth of local knowledge and expertise.

We believe that our international breadth is a competitive advantage. More than 85 per cent of our revenue is generated from outside OECD countries.

We are truly a multi-cultural company. International diversity is part of our DNA. We understand the cultures and the aspirations of our customers around the world. So as part of our 150th anniversary we will be celebrating our internationalism, encouraging employees to embrace each other's cultures and traditions.



Gareth Bullock
Director of Standard Chartered Bank
Group Head, Technology and Operations
'Group Technology and Operations is Standard Chartered's central nervous system and is vital to the Group's success. We cover a broad range of services from communications to processing transactions and data. We are at the heart of the Bank's goals to improve cost, service quality and flexibility. We will continue to reshape our infrastructure to standardise, centralise and re-engineer our technology and operations. This has already led to the creation of two service centres.'

Facts
- 2,200 staff in two centralised service centres in Chennai and Kuala Lumpur.
- Wide range of processes migrated to the service centres – banking operations, credit cards, systems support, IT, finance and HR.
- $60 million cost reduction as a result of centralising processes and products in first full year of implementation.

We must
- Continue to focus on providing a cost-efficient platform.
- Continue to migrate processes and products into the centralised service centres.


2,036
2,226
2,714
2,585
2,557
98
99
00
01
02

Total Operating Expenses
$ million

We have strengthened our franchise in the Middle East and South Asia, invested in Cash Management capabilities, delivered new products to market, and launched a new internet based platform. This has all contributed to the aquisition of a number of new customers.

Investing in our Cash Management product capabilities has resulted in deposit growth of 16 per cent. In addition we have won a number of significant regional mandates from some of the world's leading multinationals. In July 2002, we were appointed by the Hong Kong Monetary Authority as the sole settlement institution for Euro clearing.

Technology and Operations
In 2002 we brought together the technology and operations functions under one operating model. Technology and Operations is an integrated part of the Bank, supporting the development and growth of Consumer Banking, Wholesale Banking and regional businesses. It also supports our drive to improve cost, service quality and flexibility through standardisation, centralisation and re-engineering.

Global Hubs
By the end of the year there were over 2,200 staff in our centralised hubs in Kuala Lumpur and Chennai, servicing a wide range of banking products such as trade, credit cards and payments. We expect the number of staff to increase significantly in 2003 as the size and range of operations processes migrated increases.

In addition to processing, the hubs also provide information technology (IT), systems development, human resources and finance services to the Bank.

Telecommunications
Reliable and economic telecommunications are vital to a bank with our international scale of operations and are a key enabler of our centralisation strategy. We have installed an Internet Protocol-based global-wide area data network. A separate but complementary satellite network was installed for our African business. Additionally, we also signed a contract for international voice telecommunications, which will lead to significant cost reductions.

Technology – Supporting Business Development
The major focus of our investment in technology is to provide a cost-efficient platform that enables improvement in products and customer service.

Two major initiatives were launched last year focusing on our Consumer Banking networks in Hong Kong and Singapore. We have implemented the first stages of the Customer Sales and Service project based on a world-class customer relationship management solution and the installation of an advanced teller platform.

In August we successfully launched a new branch banking system in United Arab Emirates, called eBBS, which we aim to roll out in the rest of Middle East and South Asia ■


Standard Chartered
SINGAPORE

Standard Chartered



Standard Chartered

24 hour



Standard Chartered

Strong, well regarded brand. Customers prefer our refreshed brand, which has been introduced globally. Our brand signifies a shared set of values that help us do the right thing for customers.

Our refreshed brand is aligned to the lifestyle and aspirations of our customers. Customers trust our brand as we strive to become the partner of choice – the right partner for providing world-class financial products and services. It is built on our values, which are also firmly embedded in the Group's culture.

Branches around the world, from India to United Arab Emirates, Singapore to Kenya have a consistently modern and dynamic look. We sponsor a number of marathons around the world including Singapore and Hong Kong, which boosts brand awareness.

Corporate Social Responsibility

Corporate Social Responsibility (CSR) is at the core of our values. Standard Chartered believes that with appropriate policies and practices in place it can be a legitimate influence for good. It does this by promoting high standards of socially responsible business in the emerging markets. A new corporate social responsibility website was launched in 2002. This details policies and procedures put in place to enable Standard Chartered to meet or exceed the legal, ethical, commercial and public expectations of the communities in which it operates. The Bank strongly supports the trend toward delivering shareholder value in a socially, ethically and environmentally responsible manner.

This has been recognised externally. Standard Chartered has been a member of FTSE4Good since its launch in July 2001. FTSE4Good is a Socially Responsible Investment index that only includes companies reaching certain standards of corporate social responsibility. The Company has publicly declared its support for the United Nations Global Compact and the OECD Guidelines for Multinational Business. It is an active member of the Prince of Wales International Business Leaders Forum and has been included in Morley Fund Management's Sustainability Matrix.

For the latest environmental report and more detail on community projects please visit the CSR website: www.standardchartered.com/ourbeliefs

Community
Our community programmes mainly target those countries in Asia, Africa and the Middle East from which we derive our profits. In 2002 $3.9 million was spent on such initiatives. Apart from funding many of the projects, staff are encouraged to take part in activities to support the community.

Living with HIV
We won several awards for our HIV/AIDS staff education programme 'Staying Alive' rolled out to Africa staff in 2000. The Bank is now committed to roll out its new 'Living with HIV' education programme to all employees by December 2003. Training of staff champions will continue through 2003. We share the programmes we have developed with other corporations, government institutions and community groups.

Seeing is Believing
In February 2003, we launched a global campaign in partnership with Sight Savers International to raise enough funds to restore the sight of 28,000 people. The campaign was initially launched in Bangladesh.

Africa
The Community Partnership for Africa, begun in 2001, sets aside $1 million per annum for worthy high impact projects.

Ghana – in partnership with Water Aid donated 100 wells to support the provision of clean drinking water to 100 villages.

Kenya – donated 27 maize mills and six boreholes to provide food and water to the community.

Uganda – supported the Nsumba Children's Home as a rehabilitation centre to train and counsel street children.

Zambia – supported a University Teaching Hospital Paediatrics wing in Lusaka.

Middle East and South Asia
Bangladesh – employees donated blood to the Bangladesh National Blood Bank, cleaned up the children's ward of the Islamiya Eye hospital and also donated mosquito nets and food packets to patients.

Lebanon – supported the SOS Children's Village through donations and childrens visits to the Bank for a learning experience.

Sri Lanka – provided support to Vajira Rehabilitation Children's Home and Maharagama Cancer Hospital. The Bank has donated a heavy-duty suction unit, TV, furniture and medicine to the hospital.

Nepal – supported an education programme for young girls through the United Nations Women's organisation project 'Kamlarni Scholarship Programme'.

India – continued to support Pratham Delhi an education initiative to provide pre-school education for street children, Victoria Memorial School for the blind and an exhibition and sale of articles produced by developmentally handicapped children of SPJ Sadhana School.

North East Asia
Hong Kong – the Hong Kong Council of Social Service awarded the Bank with the Caring Company Award 2002/2003. The award recognises Standard Chartered's long-term commitment to the community and dedicated support of the many staff who volunteer to help charities.








Praises



We are part of the fabric of the local community. Our policies and procedures ensure that we promote high standards of socially responsible business ethics.

Standard Chartered supports many youth projects in the area of health and education. In India the Bank supports Prem Dan Learning Centre and the Victoria Memorial School for the blind. In Hong Kong and Singapore the Bank sponsors *marathons* which raise considerable funds for charity.

The Community Partnership for Africa oversees many worthy projects on the continent including the refurbishment of the Kurasini Orphanage in Tanzania.

Corporate Social Responsibility Continued

Hong Kong – raised HK$1.8 million ($230,770) for the Hong Kong Sports Association for the Physically Disabled through the 2002 Hong Kong marathon. For the fifth year, the Bank has sponsored the Asian Youth Orchestra's rehearsal camp in Hong Kong, the Children's Heart Fund and the Youth Arts festival.

Taiwan – adopted and developed Victoria Garden, a small park outside our flagship branch in Taipei.

South East Asia
Thailand – in co-operation with the Thailand Business Initiative for Rural Development handed over a village meeting centre at Ang Hin. The centre will be used as a venue for vocational training, a library and a meeting place.

Singapore – sponsored a series of monthly lunches for 90 elderly one-room flat dwellers.

Indonesia – provided support to the elementary school for children of low-income earners.

United Kingdom and the Americas
United States – staff volunteered to paint and refurbish a primary school in the Bronx section of New York City.

Peru – supported the Santa Rosa Community Project in Peru to replace the existing makeshift classroom made of wooden poles, cardboard and plastic sheets. The classroom is for 28 nursery school children aged 3–5.

United Kingdom – supported the Tower Hamlets Education Business Partnership. Standard Chartered staff volunteered and provided interviewing skills, mentoring, reading and numerical learning for children from four schools.

Environment
2002 saw significant progress on environmental matters. In 2001 we published our first environmental report which concentrated on preliminary work in the United Kingdom, and presented management and performance targets for subsequent years. In 2002 this was followed with the launch of a three-year global environmental management programme. This programme has developed a global environmental management system designed to formally manage the Bank's most significant operational impacts such as waste production and energy use. It is currently being implemented in 19 locations in seven countries, covering 40 per cent of staff.

Possible environmental risks are managed by an environmental and social credit risk policy. In a recent study, ISIS concluded that Standard Chartered had 'engaged in a serious review of environmental credit risk assessment, and established policies and operating procedures in their home markets'.

Improvements in our management of environmental issues have also begun to be reflected in external benchmarks. In the United Kingdom, the Business in the Environment Index of Corporate Environmental Engagement improved its rating of the Bank. Additionally we became a signatory to the United Nations Environmental Programme (UNEP) Statement on the Environment and Sustainable Development.

We also continued to support a number of environmental projects across the Group. To mark our environmental commitment and to raise awareness among staff, customers and the community, we launched a 'Clean and Green' campaign in October. Various activities took place during the week, which included an environmental quiz on the website, recycling of clothing and computer materials, conservation of energy and joining in community projects to protect the environment.



Bank employees in Venezuela participate in tree planting during Standard Chartered's 'Clean and Green' week.

There follow a few examples of the many environmental projects that have taken place this year around the world.

Africa
Staff from 13 territories in Africa planted more than 10,000 trees.

Kenya
Standard Chartered Kenya sponsored the 31st Annual World Environment Day promoted by the United Nations Environment Programme (UNEP). About 100 staff joined 150 youth groups in a 'Clean Up' campaign and raised the local community's environmental awareness.

China
Staff in Shanghai participated in the cleaning of the Huang Pu River while a team from Shenzen participated in a beach cleaning exercise.

India
Staff cleaned a park and planted near the Sarita Vihar slum in New Delhi.

The Bank partnered with the South Chennai Chapter of Exnora and ONYX organised the 'Clean Up Marina Beach campaign'.

Brunei
Staff in Darussalam were involved in a beach cleaning exercise which included the replanting of vegetation and release of 150 young turtles into the South China Sea.

Philippines
All employees in the Philippines received a green book, which provided staff with useful information about the environment, including recycling, energy conservation, decomposing and health tips.

Nepal
The Bank donated 25 personal computers to Shree Tilingtar Higher Secondary School at Dhapasi Government School.

Malaysia
A plant gala was organised at one of our branches and more than 300 ornamental plants of all types were donated for sale.

Pakistan
Staff supported a kidney centre for six years via an annual donation of $25,000, sponsored Art students at Indus Valley School for six years via ArtFest and donated over 200 computers to schools and charities.

Qatar
Standard Chartered employees in Qatar collected 50 bags of garbage from the Crescent of Isle Banana to support conservation and cleanliness.

Bahrain
Standard Chartered Bahrain won an award from the Electricity and Water Ministry for a power conservation programme.

The Bank held a charity walk to raise funds for sponsoring a 72-page book on environmental issues.

United Kingdom
The Bank issued green paper recycling collection boxes to every employee. Now more than 3,000 kilos of paper are recycled each week.

A 'what a turn off' campaign was introduced to encourage staff to switch off the lights and other equipment when not in use – 950 kilowatts of energy are saved each week.

Details of this and the progress planned for next year can be found in our second environmental report available at: www.standardchartered.com/ourbeliefs





Standard Chartered Ghana contributes to improving people's life by giving access to clean water. 100 wells have been donated to 100 villages.

21 employees of the Bank scaled Mount Kinabalu in Malaysia raising funds for charity.

Financial Review

Group Summary

The results for the year ended 31 December 2002 reflect a strong performance with profit before tax up 16 per cent from $1,089 million to $1,262 million. Revenue momentum has been sustained despite tough market conditions, pressure on margins and a low interest rate environment. Costs have been reduced by $28 million without cutting investment in growth businesses and in re-engineering the Bank. Provisions for bad debts and contingent liabilities were $19 million lower, mainly due to tight control on risk in Wholesale Banking where new provisions were lower and recoveries were higher than in 2001.

The results were adversely impacted by increased Consumer Banking bad debts from bankruptcies in Hong Kong, the economic deterioration in Argentina in the first quarter and the difficult economic environment in Zimbabwe, but benefitted from a gain on the unwinding of a swap relating to the preference shares repurchased in December.

In February 2002 the Urgent Issues Task Force of the Accounting Standards Board (UITF) issued guidance on the application of accounting standards to capital instruments that have characteristics of both liabilities and shareholders' funds. The Group has complied with these requirements and as a result has reclassified its Trust Preferred Securities and Step-up Callable Perpetual Trust Preferred Securities from 'minority interests – non-equity' to 'liabilities' and moved the cost of this capital from 'minority interests – non-equity' to 'interest payable'. The prior year has been restated as follows:

	2001	
	Net interest income $ million	Profit before tax $ million
As previously published	2,959	1,148
Transfer from minority interests to interest payable on:		
€500 million issued March 2000	(37)	(37)
£300 million issued May 2001	(22)	(22)
As published 31 December 2002	2,900	1,089

If the changes caused by UITF33 had not applied, the Group's net taxable profit for 2002 would have been $1,337 million.

Revenue has grown by three per cent to $4,539 million and reflects strong momentum in Consumer Banking outside of Hong Kong. Total Group revenue has felt the impact of three significant factors in 2002. Firstly, the deliberate action taken to trade revenue to improve the risk profile of the business. Secondly, the deteriorating conditions and hyper-inflationary environment in Zimbabwe depressed revenue by $64 million. Thirdly, the Group unwound certain interest rate swaps hedging the $659 million of preference shares which were repurchased in December with a gain of $57 million.

Net interest income increased by six per cent driven largely by volume growth, lower funding costs and better spreads in Consumer Banking and strong earnings on asset and liability management in Wholesale Banking. The Group also benefitted by $57 million from the unwinding of interest rate swaps relating to the Group's preference shares which were repurchased in December. The Group's average interest earning assets rose by $2.9 billion compared to 2001, an increase of three per cent. Overall the average net interest margin was 3.1 per cent compared to 3.0 per cent in 2001.

Net fees and commissions receivable have increased by one per cent to $991 million compared to $977 million in 2001. The focus on a more sophisticated product set within Global Markets generated higher fees in the Americas and the United Kingdom. In Other Asia Pacific, India and MESA growth was largely in unsecured lending in Consumer Banking, offsetting the impact of bankruptcy containment actions in Hong Kong.

Dealing profits have fallen by $50 million or eleven per cent. Hong Kong, India and MESA performed well, increasing revenue by $22 million through strong trading. However, in addition to the hyper-inflationary adjustment and translation losses relating to Zimbabwe, lower spreads and reduced volumes in a number of countries led to a fall in revenue.

Total operating expenses were reduced by $28 million to $2,557 million compared to $2,585 million in 2001. The benefits of the centralisation and operational efficiency programmes continue and the integration of Grindlays has led to higher than targeted cost synergies. This improvement is despite a $41 million charge in Latin America as a result of refocusing the strategy, and has been achieved while continuing to invest for future growth. The cost income ratio for 2002 was 53.6 per cent, compared to 55.8 per cent in 2001 on a normalised basis.

The net provisions for bad and doubtful debts and contingent liabilities were $19 million lower than 2001 at $712 million. Wholesale Banking improved its position year on year by $292 million, despite a $75 million charge for Argentina. This was achieved through a pro-active focus on risk management and a strong performance on recoveries. Hong Kong bankruptcies accounted for much of the rise in Consumer Banking's bad debts with a charge of $287 million in 2002 compared to $121 million in 2001.

Post tax return on equity (normalised) was 13.4 per cent, up from 12.0 per cent in 2001. This has been achieved through growing high return businesses, cost efficiency and active capital management.

Consumer Banking

Consumer Banking remains of prime importance to the Bank. Revenue has increased by nine per cent from $2,222 million in 2001 to $2,416 million in 2002, and costs have been reduced by five per cent to $1,190 million. The total debt charge has increased by $273 million to $603 million mainly due to the bankruptcy situation in Hong Kong. This reduced the operating profit by two per cent from $638 million to $623 million.

The following table provides an analysis of operating profit before tax by geographic segment for Consumer Banking. All regions excluding Hong Kong reported increased operating profit.

2002	Asia Pacific								
	Hong Kong $million	Singapore $million	Malaysia $million	Other Asia Pacific $million	India $million	Middle East & Other South Asia $million	Africa $million	Americas, UK & Group Head Office $million	Consumer Banking Total $million
Revenue	**1,013**	**313**	**156**	**285**	**204**	**213**	**137**	**95**	**2,416**
Costs	**(422)**	**(106)**	**(79)**	**(177)**	**(114)**	**(104)**	**(124)**	**(64)**	**(1,190)**
Charge for debts	**(434)**	**(35)**	**(22)**	**(58)**	**(38)**	**(16)**	**(3)**	**3**	**(603)**
Operating profit	**157**	**172**	**55**	**50**	**52**	**93**	**10**	**34**	**623**

2001	Asia Pacific								
	Hong Kong $million	Singapore $million	Malaysia $million	Other Asia Pacific $million	India $million	Middle East & Other South Asia $million	Africa $million	Americas, UK & Group Head Office $million	Consumer Banking Total $million
Revenue	1,040	250	139	210	190	179	131	83	2,222
Costs	(474)	(95)	(77)	(171)	(132)	(108)	(122)	(75)	(1,254)
Charge for debts	(226)	(17)	(11)	(35)	(19)	(15)	(3)	(4)	(330)
Operating profit	340	138	51	4	39	56	6	4	638

Hong Kong profits have fallen overall by 54 per cent from $340 million to $157 million. However, profits before bad debts have increased by four per cent. Market conditions continue to be difficult with rising unemployment, reduced margins and the bankruptcy problem affecting the whole industry. This has impacted revenue and bad debts. Revenue has fallen by three per cent largely because the Group took decisive and early action to mitigate bankruptcy risk in its unsecured portfolio. Revenues from cards and personal loans fell by twelve per cent, while revenues from Mortgages and Wealth Management grew by eight per cent. Growth in Mortgages was from improved margins and volume growth. Wealth Management delivered strong growth in fee-based income, partially offset by declining margins as a result of the low interest rate environment in response to lower revenues. Costs in Hong Kong have been strongly managed and have been reduced by $52 million.

Singapore has increased operating profit by 25 per cent and significantly increased its market share in secured and unsecured lending. This has been driven by lower funding costs, the successful launch of the innovative MortgageOne housing loan solution which offers debt consolidation, Liquidity Management and Wealth Management, and through leveraging Standard Chartered's Qualifying Full Banking licence.

Consumer Banking continued
Other Asia Pacific increased profits twelve-fold from $4 million to $50 million. This was mainly due to the Group's investments in Taiwan and Thailand. Thailand benefited from higher volume and margin in credit cards and personal loans. Revenue in Taiwan increased substantially due to increased volumes from a successful mortgage campaign together with lower funding costs.

MESA increased operating profit by 66 per cent to $93 million and India by 33 per cent to $52 million. This was due to the growth in the business and the success of the Grindlays integration. In India, the mortgage portfolio doubled in size aided by the successful launch of MortgageOne.

Africa delivered operating profit of $10 million, an increase of $4 million from 2001. This was despite an extremely difficult environment in Zimbabwe. Improved fees and commissions contributed to this performance.

The Americas and the United Kingdom have increased profit from $4 million to U$34 million, mainly due to cost efficiencies arising from restructuring in 2001.

An analysis of revenue by product is set out below:

	2002 $million	2001 $million
Cards/Personal Loans	**1,082**	985
Wealth Management/Deposits	**815**	774
Mortgages/Auto Finance	**492**	395
Other	**27**	68
	2,416	2,222

There has been strong revenue growth in Credit Cards and Personal Loans of ten per cent, and they continue to make impressive returns. Lending outside of Hong Kong grew 20 per cent. Bankruptcy containment actions taken in Hong Kong offset growth elsewhere.

Wealth Management has performed well with revenues up by five per cent over 2001. This has been driven by growth in unit trust, treasury and bancassurance products which offset the impact of the lower interest rate environment.

Mortgages and Auto Finance revenue increased by 25 per cent. Mortgage outstandings grew by nine per cent aided by the successful implementation of MortgageOne Account in Singapore, Malaysia and India and E-Mortgage in Hong Kong. Margins improved in 2002.

Total costs in Consumer Banking have fallen by $64 million (five per cent) to $1,190 million, with $52 million of the reduction in Hong Kong. These savings are after taking account of accelerated investment in new sales platforms, rebranding and distribution channels. The MortgageOne product has been successfully rolled out and E-Mortgage developed in Hong Kong.

The net debt charge increased from $330 million to $603 million. This was largely driven by personal bankruptcies in Hong Kong. The data from the Official Receiver's Office shows that although petition rates appear to have stabilised they remain high and volatile. The charge off period for credit cards has been reduced from 150 days past due to 120 days past due in Hong Kong as a consequence of the market environment. Elsewhere the growth in bad debts reflects higher volumes, changes in the business mix and economic conditions.

Outside Hong Kong, trading profit growth of 56 per cent required incremental risk weighted assets of $2.4 billion, a 22 per cent increase, indicating that growth in Consumer Banking need not be capital intensive.

Wholesale Banking
The Wholesale Banking business continues to be repositioned to focus on products which offer higher returns. The Group has deliberately traded revenue to improve the risk profile of the business and this is reflected in the results of 2002. Overall revenues fell by three per cent. However, operating profit has risen by 35 per cent due to the substantial reduction in the charge for debts. The debt charge has improved due to lower provisions and improved recoveries.

The following table provides an analysis of operating profit before tax by geographic segment:

2002	Hong Kong $million	Singapore $million	Malaysia $million	Other Asia Pacific $million	India $million	Middle East & Other South Asia $million	Africa $million	Americas, UK & Group Head Office $million	Wholesale Banking Total $million
	Asia Pacific								
Revenue	**403**	**172**	**78**	**287**	**190**	**288**	**195**	**510**	**2,123**
Costs	**(200)**	**(103)**	**(64)**	**(229)**	**(76)**	**(92)**	**(104)**	**(343)**	**(1,211)**
Charge for debts, contingent liabilities and commitments	**6**	**(6)**	**9**	**(3)**	**–**	**3**	**–**	**(118)**	**(109)**
Amounts written off fixed asset investments	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**(8)**	**(8)**
Operating profit	**209**	**63**	**23**	**55**	**114**	**199**	**91**	**41**	**795**

2001	Hong Kong $million	Singapore $million	Malaysia $million	Other Asia Pacific $million	India $million	Middle East & Other South Asia $million	Africa $million	Americas, UK & Group Head Office $million	Wholesale Banking Total $million
	Asia Pacific								
Revenue	402	190	98	319	165	257	224	528	2,183
Costs	(205)	(110)	(54)	(233)	(77)	(99)	(104)	(309)	(1,191)
Charge for debts, contingent liabilities and commitments	(31)	(34)	(119)	(51)	(8)	(24)	(10)	(124)	(401)
Operating profit	166	46	(75)	35	80	134	110	95	591

Most regions have improved their results through focusing more closely on Global Markets, reduced costs and improved debt charges. Malaysia has generated an additional $98 million, MESA $65 million and Hong Kong $43 million. In MESA and India the improved performance was in part due to the integration of the Grindlays acquisition and higher volume growth and improved margins in Global Markets. In Africa, the reduction in revenue of $29 million was driven by hyper-inflationary adjustments in Zimbabwe.

The profit in the Americas and the United Kingdom has fallen from $95 million to $41 million. This is mainly due to a $75 million charge taken against Argentina in the first quarter of 2002, and costs associated with repositioning the business.

An analysis of revenue by product is set out below:

	2002 $million	2001 $million
Trade and Lending	**775**	849
Global Markets	**973**	914
Cash Management	**315**	355
Custody	**60**	65
	2,123	2,183

Trade and Lending revenues have fallen by nine per cent from $849 million to $775 million. The reduction in business is in line with the strategy to trade revenue for risk and to concentrate resources on Global Markets. This, together with weak market demand, has had an impact on results.

Global Markets revenue has increased by six per cent to $973 million. Asset and liability management is a significant component within Global Markets and the positions taken generated substantial revenues in the low interest rate environment, particularly in the first half of 2002. Revenue growth was also generated as the Group focused on higher return business.

Cash Management balances have grown significantly by 16 per cent but revenues have not improved as margins have declined as a result of the low interest rate environment. The reduction in Custody revenues by eight per cent reflects the decrease in equity activity as this business is driven by volume and equity values. However, partially offsetting this was additional revenue from winning new mandates.

Costs have risen by $20 million. Costs in 2002 include $45 million staff redundancy and other costs associated with repositioning the business. Investment to enhance product capability has been funded by other underlying cost efficiencies within the Wholesale Banking business.

The significant improvement in the charge for debts reflects the risk management initiatives over the last two years and strong recoveries.

Risk
Risk is inherent in the Group's business and the effective management of that risk is seen as a core competence within Standard Chartered. Through its risk management structure the Group seeks to manage efficiently the eight core risks: credit, market, country and liquidity risk arise directly through the Group's commercial activities whilst business, regulatory, operational and reputational risk are a normal consequence of any business undertaking. The key element of risk management philosophy is for the risk functions to operate as an independent control working in partnership with the business units to provide a competitive advantage to the Group.

Ultimate responsibility for the effective management of risk rests with the Group's Board of Directors who control and manage through the Audit and Risk Committee. The Audit and Risk Committee reviews specific risk areas, such as country risk exposures, large credit exposures, market and liquidity limits. It also guides and monitors the activities of the Group Asset and Liability Committee and the Group Risk Committee.

All of the Group's executive directors are members of the Group Risk Committee that is chaired by the Group Executive Director for Risk (GED Risk). This Committee has responsibility for determining the Group Risk appetite and strategy, monitoring and controlling Group risk exposure, setting Group standards and policies for risk measurement and management, and also delegating authorities and responsibilities to various sub-committees.

The GED Risk manages an independent risk function which:
- Recommends Group standards and policies for risk measurement and management;
- monitors and reports Group risk exposures for country, credit, market and operational risk;
- approves market risk limits and monitors exposure;
- sets country risk limits and monitors exposure;
- chairs credit committee and delegates credit authorities subject to oversight;
- validates risk models; and
- recommends risk appetite and strategy.

Individual Group executive directors are accountable for risk management in their businesses and support functions and for countries where they have governance responsibilities. This includes:
- Implementing the policies and standards as agreed by the Group Risk Committee across all business activity;
- managing risk in line with the appetite levels agreed by the Group Risk Committee; and
- developing and maintaining appropriate risk management infrastructure and systems to facilitate compliance with risk policy.

The GED Risk, together with Group Audit, provides independent assurance that risk is being measured and managed in accordance with the Group's standards and policies.

Credit Risk
Credit risk is the risk that a counterparty will not settle its obligations in accordance with agreed terms.

Credit exposures include individual borrowers, connected groups of counterparties and portfolios on the banking and trading books.

Clear responsibility for credit risk is delegated from the Board to the Group Risk Committee. Policies for managing credit risk are determined by the Group Risk Committee which also delegates credit authorities through the GED Risk to independent Risk Officers at the Wholesale Banking and Consumer Banking business levels. Specific procedures for managing credit risk are determined at the business levels with specific policies and procedures being adapted to different risk environment and business goals. The Risk Officers are located in the businesses to maximise the efficiency of decision-making, but have an independent reporting line into the GED Risk.

Within the Wholesale Banking business, credit analysis includes a review of facility detail, credit grade determination and financial spreading/ratio analysis. There is a clear segregation of duties with loan applications being prepared separately from the approval chain. Significant exposures are reviewed and approved centrally through a Group Credit Risk Committee. This Committee receives its authority and delegated responsibilities from the Group Risk Committee.

The businesses, working with the Risk Officers, take responsibility for managing pricing for risk, portfolio diversification and overall asset quality within the requirements of Group policies and the business strategy.

For Consumer Banking, standard credit application forms are generally used which are processed in central units using manual or automated approval processes as appropriate to the customer, the product or the market. As with Wholesale Banking, origination and approval roles are segregated.

Loan Portfolio

The following table sets out by maturity the amount of customer loans net of provisions:

	2002				2001			
	One year or less $million	One to five years $million	Over five years $million	Total $million	One year or less $million	One to five years $million	Over five years $million	Total $million
Consumer Banking:								
Mortgages	**1,977**	**4,399**	**14,012**	**20,388**	2,372	4,136	12,241	18,749
Other	**4,798**	**3,197**	**1,218**	**9,213**	4,907	2,756	1,003	8,666
Total	**6,775**	**7,596**	**15,230**	**29,601**	7,279	6,892	13,244	27,415
Wholesale Banking	**22,035**	**4,077**	**1,764**	**27,876**	20,289	3,309	2,460	26,058
General Provisions				**(468)**				(468)
Net loans and advances to customers	**28,810**	**11,673**	**16,994**	**57,009**	27,568	10,201	15,704	53,005

The Group's loans and advances to customers is predominantly a short-term portfolio with 51 per cent having a maturity of one year or less. The long-term portfolio, i.e. with a maturity of over five years, primarily relates to the Consumer Banking retail mortgages portfolio.

The following table sets out an analysis of the Group's net loans and advances as at 31 December 2002 and 31 December 2001 by borrowers' business or industry and geographical distribution:

	2002								
	Asia Pacific								
	Hong Kong $million	Singapore $million	Malaysia $million	Other Asia Pacific $million	India $million	Middle East & Other South Asia $million	Africa $million	Americas, UK & Group Head Office $million	Total $million
Loans to Individuals									
Mortgages	13,045	3,813	2,031	779	283	20	35	382	20,388
Other (see note below)	2,573	1,524	575	1,684	882	1,537	231	207	9,213
Consumer Banking	15,618	5,337	2,606	2,463	1,165	1,557	266	589	29,601
Agriculture, forestry and fishing	5	7	59	35	15	14	62	365	562
Construction	58	38	37	18	4	157	25	7	344
Commerce	1,251	777	147	572	19	784	283	1,151	4,984
Electricity, gas and water	269	40	12	178	23	50	35	109	716
Financing, insurance and business services	1,645	586	404	489	209	638	47	1,921	5,939
Loans to Governments	–	41	552	66	–	13	–	273	945
Mining and quarrying	–	19	51	26	23	134	20	536	809
Manufacturing	1,019	399	201	2,020	887	1,242	299	2,256	8,323
Commercial real estate	1,012	665	18	112	–	–	6	6	1,819
Transport, storage and communication	405	112	77	217	113	178	107	1,577	2,786
Other	31	39	37	194	–	116	18	214	649
Wholesale Banking	5,695	2,723	1,595	3,927	1,293	3,326	902	8,415	27,876
General provisions								(468)	(468)
Total loans and advances to customers	21,313	8,060	4,201	6,390	2,458	4,883	1,168	8,536	57,009
Total loans and advances to banks	2,507	2,027	394	2,703	212	1,792	218	6,148	16,001

Loan Portfolio continued

	Asia Pacific								2001
	Hong Kong $million	Singapore $million	Malaysia $million	Other Asia Pacific $million	India $million	Middle East & Other South Asia $million	Africa $million	Americas, UK & Group Head Office $million	Total $million
Loans to Individuals									
Mortgages	12,560	3,005	1,784	698	142	38	16	506	18,749
Other (see note below)	3,368	1,172	519	1,111	721	1,462	155	158	8,666
Consumer Banking	15,928	4,177	2,303	1,809	863	1,500	171	664	27,415
Agriculture, forestry and fishing	8	16	69	64	103	16	80	281	637
Construction	56	57	40	39	22	104	16	68	402
Commerce	936	554	223	605	45	703	245	928	4,239
Electricity, gas and water	318	34	28	188	80	29	40	248	965
Financing, insurance and business services	1,836	558	309	532	124	312	40	1,468	5,179
Loans to Governments	–	–	309	19	5	12	1	576	922
Mining and quarrying	–	2	28	35	15	139	32	726	977
Manufacturing	1,005	510	277	2,261	553	1,037	288	2,410	8,341
Commercial real estate	681	1	26	202	–	–	3	13	926
Transport, storage and communication	313	247	75	88	103	192	38	1,173	2,229
Other	64	672	18	–	10	73	15	389	1,241
Wholesale Banking	5,217	2,651	1,402	4,033	1,060	2,617	798	8,280	26,058
General provisions								(468)	(468)
Total loans and advances to customers	21,145	6,828	3,705	5,842	1,923	4,117	969	8,476	53,005
Total loans and advances to banks	1,227	2,315	607	3,184	398	1,704	325	9,818	19,578

Under 'Other Loans to Individuals', $1,487 million (2001: $2,112 million) relates to the cards portfolio in Hong Kong and $3,378 million (2001: $3,757 million) relates to the total cards portfolio.

Approximately 52 per cent (2001: 52 per cent) of total loans and advances to customers relate to Consumer Banking lending, predominantly personal residential mortgages. The Wholesale Banking portfolio is well diversified across both geography and industry. The Group does not have any significant concentration to industries of special interest such as Telecommunications, Aviation and Tourism. Exposure to each of these industries is less than five per cent of Wholesale Banking loans and advances to customers.

Problem Credits

The Group employs a variety of tools to monitor the portfolio and to ensure the timely recognition of problem credits.

In Wholesale Banking, accounts are placed on Early Alert when they display signs of weakness. Such accounts are subject to a dedicated process involving senior risk officers and representatives from a specialist recovery unit, which is independent of the business units. Account plans are re-evaluated and remedial actions are agreed and monitored until complete. Remedial actions include, but are not limited to, exposure reduction, security enhancement, exit of the account or immediate movement of the account into the control of the specialist recovery unit.

In Consumer Banking, an account is considered to be in default when payment is not received on the due date. Accounts that are overdue by more than 30 days (60 days for mortgages) are considered delinquent. These are closely monitored and subject to a special collections process.

In general, loans are treated as non-performing when interest or principal is 90 days or more past due.

Consumer Banking

Provisions are derived on a formulaic basis depending on the product:

- Mortgages: a provision is raised where accounts are 150 days past due based on the difference between the outstanding value of the loan and the forced sale value of the underlying asset.
- Credit cards: a charge off is made for all balances which are 150 days past due or earlier as circumstances dictate. In Hong Kong charge off is currently at 120 days.
- Other unsecured Consumer Banking products: a charge off is made at 150 days past due.
- Other secured Consumer Banking products: a provision is raised at 90 days past due for the difference between the outstanding value and the forced sale value of the underlying asset. The underlying asset is then re-valued periodically until disposal.

It is current practice to provision and write off exposure in respect of Hong Kong bankruptcies at the time the customer petitions for bankruptcy.

The Small and Medium Enterprises (SME) portfolio is provisioned on a case by case basis.

The following table sets out the non-performing portfolio in Consumer Banking:

									2002
	Asia Pacific								
	Hong Kong $million	Singapore $million	Malaysia $million	Other Asia Pacific $million	India $million	Middle East & Other South Asia $million	Africa $million	Americas, UK & Group Head Office $million	Total $million
Loans and advances – Gross non-performing	**118**	**111**	**176**	**68**	**41**	**27**	**15**	**18**	**574**
Specific provisions for bad and doubtful debts	**(45)**	**(18)**	**(24)**	**(16)**	**(8)**	**(7)**	**(8)**	**(1)**	**(127)**
Interest in suspense	**(1)**	**(3)**	**(22)**	**(10)**	**(7)**	**(7)**	**(7)**	**(1)**	**(58)**
Net non-performing loans and advances	**72**	**90**	**130**	**42**	**26**	**13**	**–**	**16**	**389**
Cover ratio									**32%**

									2001
	Asia Pacific								
	Hong Kong $million	Singapore $million	Malaysia $million	Other Asia Pacific $million	India $million	Middle East & Other South Asia $million	Africa $million	Americas, UK & Group Head Office $million	Total $million
Loans and advances – Gross non-performing	164	115	168	68	39	78	18	21	671
Specific provisions for bad and doubtful debts	(70)	(15)	(20)	(24)	(11)	(52)	(5)	(13)	(210)
Interest in suspense	–	(2)	(20)	(8)	(6)	(15)	(7)	–	(58)
Net non-performing loans and advances	94	98	128	36	22	11	6	8	403
Cover ratio									40%

In 2001, gross non-performing loans and advances for Other Asia Pacific have been restated. $58 million of gross non-performing loans in Standard Chartered Nakornthon Bank (SCNB) subject to a Loan Management Agreement (LMA) are now reported in Wholesale Banking.

The relatively low Consumer Banking cover ratio reflects the fact that Standard Chartered classifies all exposure which is 90+ days past due as non-performing, whilst provisions on unsecured lending are only raised at the time of charge-off (see details relating to the raising of provisions above).

Wholesale Banking

Loans are designated as non-performing as soon as payment of interest or principal is 90 days or more overdue, or where sufficient weakness is recognised that full payment of either interest or principal becomes questionable. Where customer accounts are recognised as non-performing or display weakness that may result in non-performing status being assigned, they are passed to the management of a specialist unit, which is independent of the main businesses of the Group.

For loans and advances designated non-performing, interest continues to accrue on the customer's account but is not included in income.

Where the principal or a portion thereof, is considered uncollectable and of such little realisable value that it can no longer be included at its full nominal amount on the balance sheet, a specific provision is raised. In any decision relating to the raising of provisions, the Group attempts to balance economic conditions, local knowledge and experience and the results of independent asset reviews.

Where it is considered that there is no realistic prospect of recovering the principal of an account against which a specific provision has been raised, then that amount will be written off. The Group reports non-performing loans on a net at risk basis two years after first raising a specific provision. Net at risk is the result of netting interest in suspense and specific provision against applicable gross outstandings. Normal account management and collection efforts are not impacted by this process.

Wholesale Banking continued
The following table sets out the non-performing portfolio in Wholesale Banking:

	Asia Pacific								2002
	Hong Kong $million	Singapore $million	Malaysia $million	Other Asia Pacific $million	India $million	Middle East & Other South Asia $million	Africa $million	Americas, UK & Group Head Office $million	Total $million
Loans and advances – Gross non-performing	121	101	192	810	22	97	80	608	2,031
Specific provisions for bad and doubtful debts	(28)	(28)	(100)	(69)	(15)	(41)	(36)	(244)	(561)
Interest in suspense	(13)	(14)	(34)	(19)	(5)	(13)	(30)	(19)	(147)
Net non-performing loans and advances	80	59	58	722	2	43	14	345	1,323

	Asia Pacific								2001
	Hong Kong $million	Singapore $million	Malaysia $million	Other Asia Pacific $million	India $million	Middle East & Other South Asia $million	Africa $million	Americas, UK & Group Head Office $million	Total $million
Loans and advances – Gross non-performing	252	120	275	963	43	284	87	498	2,522
Specific provisions for bad and doubtful debts	(60)	(36)	(126)	(122)	(29)	(121)	(47)	(200)	(741)
Interest in suspense	(18)	(11)	(23)	(14)	(10)	(33)	(29)	(29)	(167)
Net non-performing loans and advances	174	73	126	827	4	130	11	269	1,614

Included in Other Asia Pacific are net non-performing loans of $690 million (2001: $739 million) in Standard Chartered Nakornthon Bank (SCNB) which are subject to a Loan Management Agreement (LMA). Refer to note 19 on page 77. In 2001 gross non-performing loans for Other Asia Pacific have been restated to include $58 million of gross non-performing loans subject to the LMA which were previously reported under Consumer Banking.

Wholesale Banking Cover Ratio
Corporate loans and advances to customers against which provisions have been outstanding for two years or more are written down to their net realisable value. The following table shows the cover ratio after adjusting for the cumulative amounts written down. The non-performing loans recorded in SCNB are excluded from the cover ratio calculation as they are the subject of a Loan Management Agreement with a Thai government agency. Refer to note 19 on page 77.

				2002
	Total $million	Adjustment for cumulative amounts written down $million	Exclude LMA $million	Adjusted total $million
Loans and advances – Gross non-performing	2,031	1,652	(781)	2,902
Specific provisions for bad and doubtful debts	(561)	(1,136)	91	(1,606)
Interest in suspense	(147)	(516)	–	(663)
Net non-performing loans and advances	1,323	–	(690)	633
Cover ratio				78%

				2001
	Total $million	Adjustment for cumulative amounts written down $million	Exclude LMA $million	Adjusted total $million
Loans and advances – Gross non-performing	2,522	1,574	(828)	3,268
Specific provisions for bad and doubtful debts	(741)	(1,108)	89	(1,760)
Interest in suspense	(167)	(466)	–	(633)
Net non-performing loans and advances	1,614	–	(739)	875
Cover ratio				73%

Net non-performing loans have decreased by $291 million to $1,323 million at 31 December 2002 on the back of strong recoveries as work-out strategies initiated in earlier years take effect. Net non-performing loans are covered by collateral and on-going work-out strategies. The Wholesale Banking adjusted cover ratio also shows significant improvement year-on-year and now stands at 78 per cent (2001: 73 per cent).

Group

The following table sets out the movements in the Group's total specific provisions against loans and advances:

									2002
	Asia Pacific								
	Hong Kong $million	Singapore $million	Malaysia $million	Other Asia Pacific $million	India $million	Middle East & Other South Asia $million	Africa $million	Americas, UK & Group Head Office $million	Total $million
Provisions held at 1 January 2002	130	51	146	146	40	173	52	213	951
Exchange translation differences	2	1	–	(3)	–	(1)	(4)	6	1
Amounts written off and written down	(501)	(52)	(45)	(126)	(67)	(135)	(7)	(98)	(1,031)
Recoveries of amounts previously written off	14	5	10	13	13	1	–	9	65
Other	–	–	–	(6)	–	3	–	–	(3)
New provisions	502	59	45	115	104	40	9	138	1,012
Recoveries/provisions no longer required	(74)	(18)	(32)	(54)	(67)	(33)	(6)	(23)	(307)
Net charge against profit	428	41	13	61	37	7	3	115	705
Provisions held at 31 December 2002	73	46	124	85	23	48	44	245	688

									2001
	Asia Pacific								
	Hong Kong $million	Singapore $million	Malaysia $million	Other Asia Pacific $million	India $million	Middle East & Other South Asia $million	Africa $million	Americas, UK & Group Head Office $million	Total $million
Provisions held at 1 January 2001	227	90	71	292	53	209	52	152	1,146
Exchange translation differences	(3)	(2)	–	6	(1)	(2)	(5)	(5)	(12)
Amounts written off and written down	(359)	(96)	(64)	(230)	(54)	(106)	(9)	(83)	(1,001)
Recoveries of amounts previously written off	8	7	11	10	8	1	1	5	51
Other	–	–	(2)	(18)	7	32	–	16	35
New provisions	318	71	154	140	68	66	20	157	994
Recoveries/provisions no longer required	(61)	(19)	(24)	(54)	(41)	(27)	(7)	(29)	(262)
Net charge against profit	257	52	130	86	27	39	13	128	732
Provisions held at 31 December 2001	130	51	146	146	40	173	52	213	951

Of the amounts written off and the recoveries of amounts previously written off:

	2002 $million	2001 $million
Covered by specific provisions	**786**	817
Not covered by specific provisions	**245**	184
Recoveries of loans previously written off	**(65)**	(51)
	966	950

Country Risk

Country risk is the risk that a counterparty is unable to meet its contractual obligations as a result of adverse economic conditions or actions taken by governments in the relevant country.

This covers the risk that:

- The sovereign borrower of a country may be unable or unwilling to fulfil its foreign currency or cross-border contractual obligations; and/or
- a non-sovereign counterparty may be unable to fulfil its contractual obligations as a result of currency shortage due to adverse economic conditions or actions taken by the government of the country.

The Group Risk Committee approves country risk policy and procedures and delegates the setting and management of country limits to the Group Head, Credit and Country Risk.

The businesses and country Chief Executive Officers manage exposures within these set limits and policies. Countries designated as higher risk are subject to increased central monitoring.

The following table based on the Bank of England Cross Border Reporting (C1) guidelines shows the Group's cross border assets, including acceptances, where they exceed one per cent of the Group's total assets. Cross border assets exclude facilities provided within the Group. They comprise loans and advances, interest bearing deposits with other banks, trade and other bills, acceptances, amounts receivable under finance leases, certificates of deposit and other negotiable paper and investment securities where the counterparty is resident in a country other than that where the cross border asset is recorded. Cross border assets also include exposures to local residents denominated in currencies other than the local currency.

				2002
	Public sector $million	Banks $million	Other $million	Total $million
USA	**1,084**	**1,729**	**2,462**	**5,275**
Germany	**–**	**2,363**	**234**	**2,597**
Hong Kong	**16**	**181**	**1,842**	**2,039**
Korea	**12**	**1,334**	**407**	**1,753**
Singapore	**1**	**190**	**1,361**	**1,552**
France	**4**	**1,202**	**323**	**1,529**
Italy	**488**	**613**	**374**	**1,475**
Australia	**359**	**988**	**59**	**1,406**

				2001
	Public sector $million	Banks $million	Other $million	Total $million
USA	1,637	1,330	1,750	4,717
Germany	–	3,546	119	3,665
Hong Kong	8	167	1,685	1,860
Korea	5	1,214	203	1,422
Singapore	25	310	1,485	1,820
France	–	1,281	409	1,690
Italy	396	1,047	239	1,682

Argentina

Standard Chartered has net exposure (net of cash collateral and export credit agency guarantees) of $211 million (2001: $380 million) against which provisions of $136 million (2001: $56 million) are held. This provides a cover ratio of 64 per cent (2001: 15 per cent). The following table shows the breakdown of this exposure:

	2002 $million	2001 $million
Banks:		
Foreign owned banks	**79**	174
Government owned banks	**21**	34
Local banks	**41**	93
Corporates	**63**	79
Government bonds	**7**	–
Total exposure after cash collateral and export credit agency cover	**211**	380
Provisions held	**(136)**	(56)
Net at risk	**75**	324
Cover ratio	**64%**	15%

Other Latin American Exposure

In addition to Argentina, the Group has exposure to a number of other Latin American countries. The following table shows cross border assets based on the Bank of England Cross Border Reporting (C1) guidelines (net of specific provisions where appropriate).

	2002			2001		
	Banks $million	Non-banks $million	Total $million	Banks $million	Non-banks $million	Total $million
Brazil	**195**	**78**	**273**	607	168	775
Chile	**120**	**43**	**163**	171	115	286
Colombia	**155**	**45**	**200**	178	150	328
Peru	**18**	**218**	**236**	48	299	347
Venezuela	**6**	**46**	**52**	21	112	133
Others	**8**	**8**	**16**	35	11	46

Local currency exposure to local residents in these countries totals $165 million (2001: $212 million).

Market Risk

The Group recognises market risk as the exposure created by the potential changes in market prices and rates. Market risk arises on financial instruments, which are either valued at current market prices (mark-to-market) or at cost plus any accrued interest (non-trading basis). The Group is exposed to market risk arising principally from customer driven transactions.

Market risk is supervised by the Group Risk Committee, which agrees policies and levels of risk appetite in terms of Value at Risk (VaR). A Group Market Risk Committee sits as a specialist body to provide business level management, guidance and policy setting. Policies cover the trading book of the Group and also market risks within the non-trading books. Limits by location and portfolio are proposed by the business within the terms of the agreed policy. Group Market Risk agrees the limits and monitors exposures against these limits.

Group Market Risk augments the VaR measurement by regularly stress testing aggregate market risk exposures to highlight potential risk that may arise from extreme market events that are rare but plausible. In addition, VaR models are back tested against actual results to ensure pre-determined levels of accuracy are maintained.

Additional limits are placed on specific instrument and currency concentrations where appropriate. Factor sensitivity measures are used in addition to VaR as additional risk management tools. Option risks are controlled through revaluation limits on currency and volatility shifts, limits on volatility risk by currency pair and other underlying variables that determine the options' value.

Value at Risk

The Group measures the potential impact of market prices and rates using Value at Risk (VaR) models. These are described in more detail in note 51 to the accounts on page 101.

The total VaR for trading and non-trading books combined as at 31 December 2002 was $12.4 million. Of this total, $11.3 million related to interest rate risk and $1.0 million to foreign exchange risk. The corresponding figures as at 31 December 2001 were $13.9 million and $1.5 million respectively (refer table in note 51 to the accounts on page 101).

The average total VaR for trading and non-trading books during the year was $15.2 million (2001: $13.4 million) with a maximum exposure of $21.5 million. The average level of risk was higher in 2002 than the prior year due to higher market volatility post September 11, 2001.

The total VaR for market risks in the Group's trading book was $2.7 million at 31 December 2002, compared to $3.5 million a year earlier. Of this total, $1.6 million related to interest rate risk and $1.1 million to foreign exchange rate risk. The corresponding figures at 31 December 2001 were $2.1 million and $1.5 million respectively.

VaR for interest rate risk in the non-trading books of the Group totalled $10.1 million at 31 December 2002, compared to $11.6 million a year earlier.

The Group has no significant trading exposure to equity or commodity price risk.

The average daily revenue earned from market risk related activities, including asset and liability management was $3.4 million, compared with $3.3 million during 2001. An analysis of the frequency distribution of daily revenues shows that there were no days with negative revenues during 2002. The most frequent result was daily revenue of between $2.5 million and $3.0 million with 58 occurrences. The highest daily revenue was $7.1 million.


Number of days
60
50
40
30
20
10
0
0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 4.0 4.5 5.0 5.5 6.0 6.5 7.0 7.5
Revenues ($million)

Daily Distribution of Market Risk Revenues
Year to 31 December 2002

Foreign Exchange Exposure

The Group's foreign exchange exposures comprise trading and structural foreign currency translation exposures.

Foreign exchange trading exposures are principally derived from customer driven transactions. The average daily foreign exchange trading revenue during 2002 was $1.2 million.

Interest Rate Exposure

The Group's interest rate exposures comprise trading exposures and structural interest rate exposures. Interest rate risk arises on both trading positions and non-trading books.

Structural interest rate risk arises from the differing re-pricing characteristics of commercial banking assets and liabilities, including non-interest bearing liabilities such as shareholders' funds and some current accounts.

The average daily interest rate revenue from market risk related activity during 2002 was $2.2 million.

Derivatives

Derivatives are contracts whose characteristics and value derive from underlying financial instruments, interest and exchange rates or indices. They include futures, forwards, swaps and options transactions in the foreign exchange and interest rate markets. Derivatives are an important risk management tool for banks and their customers because they can be used to manage the risk of price, interest rate and exchange rate movements.

The Group's derivative transactions are principally in plain vanilla instruments, where the mark-to-market values are readily determinable by reference to independent prices and valuation quotes or by using standard industry pricing models. The total off-balance sheet credit risk to derivatives at 31 December 2002 was $9,783 million (2001: $7,517 million) based on net replacement cost.

The Group enters into derivative contracts in the normal course of business to meet customer requirements and to manage its own exposure to fluctuations in interest and exchange rates. Only offices with sufficient product expertise and appropriate control systems are authorised to undertake transactions in derivative products.

The credit risk arising from a derivative contract is calculated by taking the cost of replacing the contract, where its mark-to-market value is positive, together with an estimate for the potential change in the future value of the contract, reflecting the volatilities that affect it. The credit risk on contracts with a negative mark-to-market value is restricted to the potential future change in their market value. The credit risk on derivatives is therefore usually small relative to their notional principal values. For an analysis of derivative contracts see notes 46 and 47 to the accounts on pages 96 to 98.

The Group applies a potential future exposure methodology to manage counterparty credit exposure associated with derivative transactions.

Please refer to note 51 to the accounts on page 101 for further information on market risk.

Liquidity Risk

The Group defines liquidity risk as the risk that funds will not be available to meet liabilities as they fall due.

Liquidity risk is managed through the Group Asset and Liability Committee (GALCO). This Committee, chaired by the Finance Director and with authority derived from the Board, is responsible for both statutory and prudential liquidity. These are managed through the provision of policies and procedures that are co-ordinated by regional and local asset and liability committees.

A range of tools are used for the management of liquidity. These comprise commitment and wholesale borrowing guidelines, key balance sheet ratios and medium-term funding requirements.

At the local level, in line with policy, the day to day monitoring of future cash flows takes place and suitable levels of easily marketable assets are maintained by the businesses.

A substantial proportion of the Group's assets are funded by customer deposits made up of current and savings accounts and other short-term deposits. These customer deposits, which are widely diversified by type and maturity, represent a stable source of funds. Lending is normally funded by liabilities in the same currency and if other currencies are used the foreign exchange risk is usually hedged.

The GALCO also manages the structural foreign exchange and interest rate exposures that arise within the Group. Polices and terms of reference are set within which Group Corporate Treasury manage these exposures on a day to day basis.

Policies and guidelines for the setting and maintenance of capital ratio levels also originate from the GALCO. Responsibilities are delegated through the regional and local asset and liability committees to the relevant businesses. Ratios are monitored centrally by Group Corporate Treasury.

Operational and Other Risks

Operational risk is the risk of direct or indirect loss due to an event or action causing failure of technology, processes, infrastructure, personnel, and other risks having an operational risk impact. Standard Chartered seeks to minimise actual or potential losses from operational risk failures through a framework of policies and procedures that identify, assess, control, manage and report risks.

An independent Group Operational Risk function is responsible for establishing and maintaining the overall operational risk framework. The Group Operational Risk function provides reports to the Group Risk Committee.

Compliance with operational risk policy is the responsibility of all managers. In every country, a Country Operational Risk Group (CORG) has been established. It is the responsibility of the CORG to ensure appropriate risk management frameworks are in place and to monitor and manage operational risk. CORGs are chaired by Country Chief Executives.

Business units are required to monitor their operational risks using Group and business level standards and indicators. Significant issues and exceptions must be reported to the CORG. Where appropriate, issues must also be reported to Business Risk Committees and the Group Risk Committee.

Other risks recognised by the Group include business, regulatory, legal, and reputational risks.

Business Risk

Business risk is the risk of failing to achieve business targets due to inappropriate strategies, inadequate resources or changes in the economic or competitive environment, and is managed through the Group's management processes. Regular reviews of the performance of Group businesses by Group Executive Directors are used to assess business risks and agree management action. The reviews include corporate financial performance measures, capital usage, resource utilisation and risk statistics to provide a broad understanding of the current business position.

Regulatory Risk

Regulatory risk includes the risk of non-compliance with regulatory requirements in a country in which the Group operates. The Group Legal and Compliance function is responsible for establishing and maintaining an appropriate framework of Group compliance policies and procedures. Compliance with such policies and procedures is the responsibility of all managers.

Legal Risk

Legal risk includes the risk of unexpected loss from transactions not being enforceable under applicable law or regulation or from inadequate or unsound contractual documentation. The Group manages legal risk through effective use of its internal and external legal advisers and by seeking to ensure that transactions are properly authorised and documented.

Reputational Risk

Reputational risk is defined as the risk that any action taken by the Group or its employees creates a negative perception in the external market place. This includes the Group's and/or its customers' impact on the environment. The Group Risk Committee examines issues that are considered to have reputational repercussions for the Group and issues guidelines or policies as appropriate. It also delegates responsibilities for the management of legal/regulatory and reputations risk to the business through business risk committees.

Independent Monitoring

Group Audit is an independent group that reports directly to the GED Risk and the Audit and Risk Committee. Group Audit provides independent confirmation that Group and business standards, policies and procedures are being complied with. Where necessary, corrective action is recommended.

Hedging Policies

Standard Chartered does not generally hedge the value of its foreign currency denominated investments in subsidiaries and branches. Hedges may be taken where there is a risk of a significant exchange rate movement but, in general, the management believes that the Group's reserves are sufficient to absorb any foreseeable adverse currency depreciation. Standard Chartered also seeks to match closely its foreign currency-denominated assets with corresponding liabilities in the same currencies. The effect of exchange rate movements on the capital risk asset ratio is mitigated by the fact that both the value of these investments and the risk weighted value of assets and contingent liabilities follow substantially the same exchange rate movements.

Capital

Standard Chartered's policy is to maintain a conservative balance sheet and strong capital base. The Group Asset and Liability Committee targets Tier 1 and Total Capital ratios of seven to nine per cent and 12 to 14 per cent respectively. The Group believes that being well capitalised is important.

	2002 $million	2001* $million
Tier 1 capital:		
Shareholders' funds	**7,327**	7,538
Minority interests	**249**	73
Innovative Tier 1 securities	**997**	929
Unconsolidated associated companies	**31**	22
Less:		
Premises revaluation reserves	**(3)**	(61)
Goodwill capitalised	**(2,118)**	(2,269)
Own shares held†	**(57)**	–
Total Tier 1 capital	**6,426**	6,232
Tier 2 capital:		
Premises revaluation reserves	**3**	61
General provisions	**468**	468
Undated subordinated loan capital	**1,853**	1,804
Dated subordinated loan capital	**2,605**	2,677
Total Tier 2 capital	**4,929**	5,010
Investments in other banks	**(558)**	–
Other deductions	**(4)**	(19)
Total capital	**10,793**	11,223
Risk weighted assets	**55,931**	53,825
Risk weighted contingents	**18,623**	15,517
Total risk weighted assets and contingents	**74,554**	69,342
Capital ratios:		
Tier 1 capital	**8.6%**	9.0%
Total capital	**14.5%**	16.2%

† Relates to shares held in trust to fulfil the Group's obligations under employee share schemes.

	2002 $million	2001* $million
Shareholders' funds:		
Equity	**6,695**	6,279
Non Equity	**632**	1,259
Total	**7,327**	7,538
Post tax return on equity (normalised)	**13.4%**	12.0%

* Comparative restated (see note 40).

The Group identified improving the efficiency of capital management as a strategic priority for 2002. A capital plan to achieve this has been developed. This includes several key elements. In particular, to reduce the amount of Tier 2 capital and to improve the overall capital mix within the broad target ratios.

In October 2002, Standard Chartered PLC listed on the Hong Kong Stock Exchange. The Company issued 35 million ordinary shares of $0.50 per share. The shares were issued at HK$84 per share, raising $17.5 million of share capital and $328 million of share premium.

In December 2002, the Company repurchased 659,126 Non-cumulative Preference Shares with a nominal value of $5 and issued at a price of $1,000 per Preference Share. The Shares were repurchased at $1,110 per share, together with an amount to compensate for accrued dividend. The deduction from the share premium reserve was restricted to the $328 million premium raised on the Hong Kong listing.

Efficiency Programme

In August 2000 the Group announced an efficiency programme, the purpose of which was to improve productivity and to build an operational platform to support future growth. Excellent progress continues to be made. Headcount reductions have exceeded the original target set.

	Achieved by end of 2002		Original target over three years	
	Headcount reduction	Headcount addition	Headcount reduction	Headcount addition
Centralising of processing and support operations	**2,350**	**2,200**	2,000	1,000
Operational efficiencies	**3,100**	**–**	2,100	–
Integration of acquisitions	**2,700**	**–**	2,100	–
	8,150	**2,200**	6,200	1,000

	Achieved		Target		
			Original	Revised	
Cost synergies	2002 $million	2001 $million	2001 $million	2002 $million	2003 $million
Centralising of processing and support operations	**60**	19	29	64	100
Operational efficiencies	**90**	60	29	80	90
Integration of acquisitions	**115**	70	50	100	115
	265	149	108	244	305
Investment spend	**(110)**	(93)	(167)	(114)	(136)
Net Cost Benefit	**155**	56	(59)	130	169
Original Net Cost Benefit			(59)	82	159

At the end of 2001 the Group increased its targets for savings from the Efficiency Programme. These higher targets have been delivered in 2002.

Board of Directors

Sir Patrick Gillam



Lord Stewartby



Mervyn Davies



Mike DeNoma



Christopher Keljik



Richard Meddings



Kai Nargolwala



Peter Sands



Ronnie Chan



Sir CK Chow



Barry Clare



Ho KwonPing



Rudy Markham



David Moir



Hugh Norton



Sir Ralph Robins



Bryan Sanderson



Cob Stenham



Sir Patrick John Gillam*
Chairman
Appointed to the Board on 1 August 1988 and became Chairman on 6 May 1993. He is the non-executive Chairman of Royal & Sun Alliance Insurance Group plc but will retire from this role in March 2003. He is a member of the Court of Governors and an Honorary Fellow of the London School of Economics and Political Science. He will retire as Chairman in May 2003. Age 69.

The Rt Hon Lord Stewartby†
Deputy Chairman
Appointed to the Board on 1 January 1990 and became Deputy Chairman in 1993. He is Chairman of the Throgmorton Trust PLC, Deputy Chairman of Amlin plc and a non-executive director of other companies. He was formerly a member of the Financial Services Authority. Age 67.

Evan Mervyn Davies CBE*
Group Chief Executive
Appointed to the Board on 16 December 1997 and as Group Chief Executive on 28 November 2001. He joined Standard Chartered in 1993 with responsibility for global account management and prior to joining the Board he was based in Singapore in charge of the Group's corporate and investment banking business. Before his appointment as Group Chief Executive he was executive director with responsibility for Hong Kong, China and North East Asia and for Group-wide technology and operations. He is a member of Hong Kong's Exchange Fund Committee. Age 50.

Michael Bernard DeNoma*
Appointed to the Board on 12 May 2000. He is responsible for the Group's consumer banking business world-wide. He joined Standard Chartered in July 1999 with responsibility for Consumer Banking in the Asian markets. He is based in Singapore. Age 46.

Christopher Avedis Keljik*
Appointed to the Board on 7 May 1999.
He is responsible for the Group's businesses and for governance in Africa, the Middle East and South Asia and has governance responsibility for the United Kingdom and the Americas.
He is also on the Visa International Asia Pacific Regional Board of Directors. He joined Standard Chartered in 1976 and has held a number of senior positions working in London, Hong Kong, New York and Singapore in corporate finance, treasury and general management. Age 54.

Richard Henry Meddings*
Appointed to the Board on 16 November 2002.
He is responsible for audit and for risk. Prior to his appointment, he was the Chief Operating Officer, Barclays Private Clients at Barclays PLC. He was Group Finance Director of The Woolwich plc before it was acquired by Barclays, where his responsibilities included risk, compliance and treasury. Age 44.

Kaikhushru Shiavax Nargolwala*
Appointed to the Board on 7 May 1999.
He is responsible for the Group's wholesale banking business world-wide and for corporate governance across the Asia Pacific region and India. He joined Standard Chartered in 1998 as Group Head of Sales responsible for relationships with corporate and institutional customers in the Asia Pacific region, the USA and Europe. He is based in Singapore. Age 52.

Peter Alexander Sands*
Appointed to the Board on 14 May 2002.
He is responsible for finance, strategy, technology and operations. Prior to his appointment he was a director with world-wide consultancy McKinsey & Co. He had been with McKinsey since 1988, where he worked extensively in the banking and technology sectors in a wide range of international markets. Age 41.

Ronnie ChiChung Chan†
Appointed to the Board on 5 May 1994.
He is Chairman of the Hang Lung Group and its subsidiaries, Hang Lung Properties Limited and Grand Hotel Holdings Limited. He is based in Hong Kong. Age 53.

Sir CK Chow†
Appointed to the Board on 24 February 1997.
He is Chief Executive Officer of Brambles Industries plc and Brambles Industries Limited. He is a Fellow of the Royal Academy of Engineering, the City and Guilds of London Institute and the Institute of Chemical Engineering. He is also a governor of the London Business School. He is based in both Sydney and London. Age 52.

Barry Clare†
Appointed to the Board on 31 July 2002.
He was formerly an executive director of the Boots Company PLC. Age 49.

Ho KwonPing†
Appointed to the Board on 22 October 1996.
He is Chairman of the Wah-Chang Group.
He is also Chairman of Banyan Tree Holdings Pte Ltd, Singapore Management University and Co-Chairman of the Thailand-Singapore Business Council. He is based in Singapore. Age 50.

Rudolph Harold Peter Markham†
Appointed to the Board on 19 February 2001.
He is Finance Director of Unilever PLC and Unilever NV. Age 56.

David George Moir CBE‡
Appointed to the Board on 1 January 1993 as an executive director. He retired as an executive director on 18 March 2000 after 42 years service with Standard Chartered Group but remains as a non-executive director. He also sits on the Board of Pengurusan Danaharta Nasional Berhad (Danaharta). Age 62.

Hugh Edward Norton†
Appointed to the Board on 7 August 1995.
He is a non-executive director of Inchcape plc and is also a member of the Chancellor's Court of Benefactors, Oxford University. Age 66.

Sir Ralph Harry Robins†
Appointed to the Board on 1 October 1988.
He was formerly Chairman of Rolls-Royce plc and the Defence Industries Council, and is a former President of the Society of British Aerospace Companies. He is a non-executive director of Cooper Industries Limited. Age 70.

Bryan Kaye Sanderson CBE†
Appointed to the Board on 9 December 2002.
He is to become Chairman in May 2003. He spent most of his career with British Petroleum, rising to become a main board director and Chief Executive of BP Chemicals before he retired in 2000. He is Chairman of BUPA and a non-executive director of Six Continents PLC. He is also Chairman of the Learning and Skills Council. Age 62.

Anthony William Paul Stenham†
Appointed to the Board on 1 October 1991.
He is Chairman of TeleWest Communications plc, Whatsonwhen plc and IFonline Group plc, and a non-executive director of Jarrold and Sons Ltd and Hebridean Cruises plc. He is also an advisory director of The Management Consulting Group plc. Age 71.

Audit and Risk Committee
Lord Stewartby (Chairman)
Rudolph Markham
Hugh Norton
Sir Ralph Robins

Board Remuneration Committee
Hugh Norton (Chairman)
Barry Clare
Ho KwonPing
Sir Ralph Robins
Anthony Stenham
Lord Stewartby

The Board Remuneration Committee acts as the Board's Nomination Committee.

* Director of Standard Chartered Bank.
† Independent non-executive director.
‡ Non-executive director.

Report of the Directors

The directors have pleasure in submitting their report and the accounts of the Company and its subsidiaries for the year ended 31 December 2002.

Activities

The Company is a holding company co-ordinating the activities of its subsidiary undertakings which are principally engaged in the business of banking and the provision of other financial services.

The Chairman's Statement on pages 4 to 7 and the Group Chief Executive's Review on pages 8 to 12 contain a review of the business of the Group during 2002, of recent events and of likely future developments.

Results

The results for the year are set out in the consolidated profit and loss account on page 60.

Share Capital

On 31 October 2002 the Company listed its ordinary share capital on the Stock Exchange of Hong Kong and 35,000,000 shares were issued in Hong Kong at a price of HK$84.00 per share. Details of the share issue in Hong Kong can be found in note 36 to the accounts.

During the year 2,021,131 ordinary shares were issued under the Company's share option schemes at prices from 116.875 pence to 808.5 pence.

On 17 May 2002, 1,622,990 ordinary shares were issued instead of the 2001 final dividend. On 15 October 2002, 728,338 ordinary shares were issued instead of the 2002 interim dividend.

At the AGM in May 2002 the shareholders authorised the Company to buy back up to 113,098,213 of the Company's ordinary shares. This was approximately ten per cent of the Company's issued ordinary share capital as at 28 February 2002. The Company did not purchase any of its own ordinary shares during 2002 and the directors would only use this authority if they considered that the purchase would benefit the Company and shareholders.

At an EGM held in October 2002, shareholders authorised the Company to buy back up to all of the Company's preference share capital. On 4 December 2002 the Company repurchased and cancelled 659,126 of its 8.9 per cent preference shares of $5 each. The US dollar preference shares had originally been issued at $1,000 per share and the repurchase price was $1,110 per share. Following the repurchase and cancellation, 340,874 US dollar preference shares remain in issue.

Dividends

The directors recommend the payment of a final dividend of 32.9 cents per ordinary share to be paid on 13 May 2003 to shareholders on the register on 28 February 2003. The interim dividend of 14.1 cents per ordinary share was paid on 15 October 2002, making a total of 47.0 cents for the year.

The ordinary shareholders will again be offered the choice to receive their cash dividends in sterling or US dollars and, following the listing and issue of shares in Hong Kong, in Hong Kong dollars. It is also intended that the share dividend alternative to the cash dividend will be offered during 2003.

Substantial Shareholdings

As far as the directors are aware Tan Sri Khoo Teck Puat was the only shareholder as at 31 December 2002 with an interest of more than ten per cent in the Company's issued ordinary share capital. At 19 February 2003, the Company had been notified of the following interests of three per cent or more in its issued ordinary share capital.

Shareholder	Number of ordinary shares	Percentage of issued ordinary share capital
Tan Sri Khoo Teck Puat	157,329,714*	13.45*
Capital Group Companies	39,477,548	3.37
Legal and General Investment Management Ltd	39,250,232	3.35

* Unchanged since 31 December 2002.

Loan Capital

Details of the loan capital of the Company and its subsidiaries are set out in note 34 to the accounts.

Fixed Assets

Details of the fixed assets of the Company are set out in note 22 to the accounts. Details of the fixed assets of the Group are set out in notes 23 and 24 to the accounts.

Directors

The directors of the Company at the date of this report are listed on pages 40 and 41.

All of the directors, with the exception of Mr P A Sands, Mr R H Meddings and Mr B K Sanderson held office throughout the year. Mr Sands and Mr Meddings were appointed as executive directors on 14 May and 16 November 2002 respectively and Mr Sanderson was appointed as a non-executive director on 9 December 2002. It is intended that Mr Sanderson will be appointed as Chairman of the Company when Sir Patrick Gillam retires in May 2003.

Mr P N Kenny and Mr K A V Mackrell resigned as directors on 30 April and 2 May 2002, respectively.

Mr D G Moir and Mr K S Nargolwala retire from office by rotation and will offer themselves for re-election at this year's AGM, in accordance with the Company's articles of association. Sir Patrick Gillam and Mr A W P Stenham will retire from office at this year's AGM and will not stand for re-election.

Sir Ralph Robins was 70 on 16 June 2002, and in accordance with the Companies Act 1985 he is vacating office at this year's AGM. Special provisions apply to the reappointment of a director once he has reached the age of 70. The Company has received special notice in accordance with section 293 of the Companies Act 1985 to propose the reappointment of Sir Ralph Robins as a director. The Board is supporting this resolution because it considers that Sir Ralph brings a wealth of knowledge and experience to its business deliberations. His knowledge of the Company and the markets in which it operates mean that he will make a significant contribution in the year ahead.

Mr Meddings, Mr Nargolwala and Mr Sands have service contracts, with a notice period of one year, except in the year following a change of control of the Group when their notice periods would be two years. Mr Moir, Sir Ralph Robins and Mr Sanderson are non-executive directors and do not have service contracts.

Directors' Interests
The directors' beneficial interests in the ordinary shares of the Company as at 31 December 2002 are shown in the remuneration report on pages 46 to 56.

Significant Contracts
There were no contracts of significance during the year in which any of the directors were materially interested.

Employees
The Group employs some 29,000 staff in 51 countries. The average number of people employed by the Group in the United Kingdom during the year was 1,098 and their total remuneration for the year was $168 million. Employees in all the territories where the Group operates have the opportunity to participate in the Group's sharesave schemes. This encourages their contribution to the Group's performance. Further details of the schemes are given on pages 48 to 50 and in note 36 to the accounts.

The employment policies of the Group are designed to meet the relevant social, statutory and market conditions and practices in each country where the Group operates. The Group communicates systematically with its employees on a wide range of issues. This is done by briefings to managers who are encouraged to hold subsequent meetings with staff and by circulars, publications and videos.

The Group recognises its social and statutory duty to employ disabled people and has followed a policy in the United Kingdom of providing, wherever possible, the same employment opportunities for disabled people as for others. If employees become disabled every effort is made to ensure their employment continues, with appropriate training where necessary.

Areas of Operation
The Group has over 520 offices, as shown on pages 110 and 111.

Major Customers
Taken together, the five largest customers of the Group did not account for more than 2.2 per cent of the total interest income and other operating income of the Group in the year ended 31 December 2002.

Creditor Payment Policy
Operating businesses are responsible for agreeing the terms and conditions with their suppliers in the economies where they conduct business. It is the Group's policy to pay creditors when the amounts fall due for payment.

Standard Chartered PLC is a holding company and does not trade. Therefore, it is not considered meaningful to give a number of days' purchases outstanding at 31 December 2002. For the Group's operations in the United Kingdom, there were 23 days' purchases outstanding at 31 December 2002.

Community Investment
The Group recognises its responsibility to invest in the communities where it operates and to act as a good corporate citizen. In 2002, the Group gave $3.9 million to fund the work of non-governmental organisations (of which $1.7 million was given to United Kingdom registered charities, focusing on supporting their work outside the United Kingdom). Further details of community projects can be found on pages 20 to 23.

Environmental Policy
The Group recognises that it should minimise any adverse impact of the conduct of business on the environment. It therefore aims to manage its businesses according to best practice with regard to the use of energy and other resources and by disposing of waste responsibly; by encouraging its customers to ensure that their products, processes and businesses do not damage the environment unnecessarily; and by taking environmental considerations into account in business decisions.

A copy of the Group's environmental report is available to shareholders on the Company's website at: www.standardchartered.com/ourbeliefs.

Social, Ethical and Environmental (SEE) Responsibilities
A report on SEE responsibilities can be found on page 45 and details of the Group's policies on SEE risk can be found on the Company's website: www.standardchartered.com/ourbeliefs.

Corporate Governance
A report on corporate governance is included on pages 44 and 45.

Auditors
A resolution will be proposed at the AGM to reappoint KPMG Audit Plc as auditors of the Company.

Annual General Meeting
The Company's AGM will be held at 12 noon on Thursday 8 May 2003 at Merchant Taylors' Hall, 30 Threadneedle Street, London EC2R 8JB.

By order of the Board

G A Bentley, Group Secretary
19 February 2003

Corporate Governance

The Board of Standard Chartered PLC is responsible for ensuring proper standards of corporate governance are maintained and for accounting to shareholders.

This report has been prepared in accordance with the Principles of Good Governance and Code of Best Practice in the Combined Code on Corporate Governance issued by the Financial Services Authority (the 'Combined Code'). It explains how the Company has applied these principles throughout the financial year. Following the Company's listing on the Hong Kong Stock Exchange on 31 October 2002, the directors are also required to confirm that the Company has complied with the provisions of Appendix 14 (Code of Best Practice) of the Listing Rules of the Hong Kong Stock Exchange. The directors confirm that, throughout the financial year, the Company has complied with the provisions of the Combined Code and Appendix 14 of the Listing Rules of the Hong Kong Stock Exchange except that the non-executive directors of the Company have not been appointed for specific terms. Following a review, the appointment of non-executive directors will now be for specific terms. The Company has also not complied with the United Kingdom requirement in respect of executive directors' notice periods following a change of control as detailed on page 47.

Directors

The full Board meets regularly, at least eight times a year, and has a formal schedule of matters reserved for it. Two meetings a year are usually held in countries where the Group operates outside the United Kingdom. The directors use these overseas visits to meet staff, corporate customers and government officials.

The directors are given appropriate and timely information so that they can maintain full and effective control over strategic, financial, operational, compliance and governance issues.

The directors have a range of skills and experience and each brings an independent judgement and considerable knowledge to the Board's discussions. On appointment, each director receives information about the Group and is advised of the legal, regulatory and other obligations of a director of a listed company. Directors may take independent professional advice at the Company's expense, in appropriate circumstances. All of the directors have access to the Company Secretary, who is responsible for ensuring that Board procedures are followed and that applicable laws and regulations are complied with. The removal of the Company Secretary would be a matter for the whole Board .

The roles of Chairman and Group Chief Executive are separate. The Board is made up of seven executive directors and eleven non-executive directors. Lord Stewartby is the senior non-executive director and the Deputy Chairman of the Board. The Board considers that all of the non-executive directors, with the exception of David Moir, are independent. Mr Moir served as an executive director of the Company from January 1993 until March 2000.

All directors are subject to periodic re-appointment in accordance with the Company's articles of association.

The Board has appointed two committees of non-executive directors with specific delegated authorities: the Remuneration Committee and the Audit and Risk Committee.

Directors' Remuneration

The Remuneration Committee determines the pay and benefits of the executive directors, including the Chairman. It consists exclusively of non-executive directors. The remuneration of all directors is subject to regular monitoring to ensure that levels of remuneration and compensation are appropriate.

The Remuneration Committee also acts as the Board's Nomination Committee to consider the appointment of new directors, before seeking the final approval of the whole Board.

A statement of the Company's remuneration policy for directors is included in the directors' remuneration report on pages 46 to 56.

Accountability and Audit

The Audit and Risk Committee is chaired by Lord Stewartby with three other non-executive directors as members. The Committee receives reports on the findings of internal and external audits and on action taken in response to these. It meets with the Group's auditors when appropriate and reviews the scope, findings and cost effectiveness of the audit and the independence and objectivity of the external auditors. It also considers changes to the Group's accounting policies and examines the annual and interim financial statements before the Board approves them. Ultimate responsibility for the approval of the annual and interim financial statements rests with the Board. In addition, the Committee regularly reviews and reports to the Board on the effectiveness of the Group's system of internal control and risk management processes.

Going Concern

The Board confirms that it is satisfied that the Group has adequate resources to continue in business for the foreseeable future. For this reason it continues to adopt the going concern basis when preparing the financial statements.

Internal Control

The Board is committed to managing risk and to controlling its business and financial activities in a manner which enables it to maximise profitable business opportunities, avoid or reduce risks which can cause loss or reputational damage, ensure compliance with applicable laws and regulations, and enhance resilience to external events. To achieve this, the Board has established a process for the identification, evaluation and management of the risks faced by the Group which operated through the year ended 31 December 2002 and to 19 February 2003, the date the Board approved this annual report and accounts. It should be recognised that such a process can only provide reasonable, not absolute, assurance against material misstatement or loss. This process is regularly reviewed by the Board and meets the requirements of the guidance entitled 'Internal Control: Guidance for Directors on the Combined Code' issued by the Institute of Chartered Accountants in England and Wales in 1999. The system of internal control of the Group is also subject to regulatory oversight in the United Kingdom and overseas.

The Financial Review on pages 24 to 39 describes the Group's risk management structure. The Group's business is conducted within a developed control framework, underpinned by policy statements, written procedures and control manuals. This ensures that there are written policies and procedures to identify and manage risk including operational risk, balance sheet management, market risk and credit risk. The Board has established a management structure that clearly defines roles, responsibilities and reporting lines. Delegated authorities are documented and communicated. Executive Risk Committees regularly review the Group's risk profile.

The performance of the Group's businesses is reported regularly to senior line management and the Board. Performance trends and forecasts, as well as actual performance against budgets and prior periods are closely monitored. Financial information is prepared using appropriate accounting policies which are applied consistently. Operational procedures and controls have been established to facilitate complete, accurate and timely processing of transactions and the safeguarding of assets. These controls include appropriate segregation of duties, the regular reconciliation of accounts, and the valuation of assets and positions.

The effectiveness of the Group's internal control system is reviewed regularly by the Board, its Committees, Group management, and Group Audit. Group Audit monitors compliance with policies and standards and the effectiveness of internal control structures across the Group. The work of Group Audit is focused on the areas of greatest risk as determined by a risk assessment approach. Group Audit reports regularly to the Audit and Risk Committee, the Chairman, and to the Group Chief Executive. The findings of all adverse audits are reported to the Group Chief Executive and immediate corrective action is required.

The Audit and Risk Committee has reviewed the effectiveness of the Group's system of internal control during the year ended 31 December 2002 and reported to the Board. The review was supported by an annual business self-certification process which was managed by Group Audit. The Committee has also reviewed the recommendations for provisions against bad or doubtful loans and other credit exposures.

Group Code of Conduct

The Board has approved a Group Code of Conduct relating to the lawful and ethical conduct of business. These requirements are linked to the Group's five core values. The Group Code of Conduct has been communicated to all employees. All employees are expected to observe high standards of integrity and fair dealing in relation to customers, staff, and regulators in the communities in which the Group operates.

Relations with Shareholders

The Board recognises the importance of good communications with all shareholders. There is a regular dialogue with institutional shareholders and general presentations are made when the financial results are announced. The annual general meeting is used as an opportunity to communicate with all shareholders.

The United Kingdom Combined Code and the Hong Kong Listing Rules require companies to post the notice of the annual general meeting to shareholders at least 20 working days before the date of the meeting. The Company aims to achieve this and will always give shareholders the 21 days' notice required by the United Kingdom Companies Act. Separate resolutions are proposed for each substantially separate issue. The Company displays the proxy voting results on each resolution at the annual general meeting.

Social, Ethical and Environmental Responsibilities

Standard Chartered complies with the guidelines issued by the Association of British Insurers on socially responsible investment and reporting on social, ethical and environmental (SEE) matters and is committed to the communities and environments in which it operates. The Board is responsible for ensuring that high standards of responsible business are maintained and that an effective control framework is in place.

Standard Chartered has established and maintains policies and procedures in relation to social, ethical and environmental related risks. Details of these policies can be found on the Company's website: www.standardchartered.com/ourbeliefs. Through the Group's risk management structure and control framework, the Board receives regular and adequate information to identify and assess significant risks and opportunities arising from SEE matters. Formal training arrangements are in place for key SEE issues, including arrangements for directors.

Designated policy owners monitor risks in their area. They also work with line management to assist them in designing procedures to ensure compliance with these requirements. In every country, the Country Operational Risk Group (CORG) is responsible for ensuring there are risk management frameworks in place to monitor, manage and report SEE risk. The Country Chief Executives chair CORGs. Compliance with these policies and procedures is the responsibility of all managers. In assessing, incentivising and rewarding performance, new guidance to managers was published during 2002. This explicitly states that account should be taken of adherence to all relevant Group policies, including those associated with SEE risk. Significant exceptions and emerging risks are escalated to senior management through clearly documented internal reporting procedures such as CORG. Group Audit monitors compliance with policies and standards and effectiveness of the Group's internal control structures through its programme of business audits and annual 'Turnbull Review'.

Key areas of risk are those associated with customers' social issues and any impact they may have on the natural environment. The Board recognises its responsibility to manage these risks and that failure to manage them adequately would have an adverse impact on the Group's business. These risks have always been implicitly recognised in reaching lending decisions but are now explicitly identified in the Group's lending policy. The Group continues to strengthen its money laundering prevention policies, procedures and training.

The Board is not aware of any material exceptions to its policies.

Directors' Remuneration Report

This report has been prepared by the Board Remuneration Committee and has been approved by the Board as a whole.

The Board Remuneration Committee (the Committee) is made up exclusively of non-executive directors. The members of the Committee are Mr H E Norton (Committee Chairman), Lord Stewartby, Mr B Clare, Mr Ho KwonPing, Sir Ralph Robins and Mr A W P Stenham. Mr K A V Mackrell served as a member of the Committee until his retirement on 2 May 2002.

The Committee has specific terms of reference and meets at least three times a year. It considers and recommends to the Board the Group's remuneration policy and agrees the individual remuneration packages of the Group Chairman, Group Chief Executive and all other executive directors. No executive directors are involved in determining their own remuneration.

The tabular information on pages 51 to 55 has been audited.

Advisors to the Board Remuneration Committee

The principal advisors to the Committee are the Group Head of Human Resources (Mr T J Miller) and the Group Head of Reward (Ms K J Olley). Their advice draws on formal remuneration survey data provided by McLagan and Towers Perrin and, in respect of the design and operation of the Group's share plans, on advice provided by Clifford Chance and Towers Perrin. In addition to this share plan advice, Towers Perrin also provides retirement, benefit and welfare consulting services to the Group in North America.

The Committee relies upon these principal internal advisers but will draw upon independent advice as appropriate and depending upon the subject matter under discussion. The Committee did not seek any independent advice during 2002.

In addition, data required for the analysis of comparative Total Shareholder Return (for the Group's Performance Share Plan and for the comparator performance graph disclosed in this report) is provided by Datastream.

Remuneration Policy

The success of the Group depends upon the performance and commitment of talented employees. The Group's remuneration policy is, and will continue to be, to:

- Support a strong performance-oriented culture and ensure that individual rewards and incentives relate directly to the performance of the individual, the operations and functions for which they are responsible, the Group as a whole and the interests of shareholders; and
- maintain competitive awards that reflect the international nature of the Group and enable it to attract and retain talented executives of the highest quality internationally. During 2002, over 89 per cent of the Group's trading profit came from operations outside the United Kingdom. The executive directors of the Group all bring international experience and expertise to the Group and the Group recognises that it recruits from an international marketplace.

Performance-related Remuneration

Target remuneration levels for the Group's executive directors are set at the median of its key international competitors, particularly those financial institutions headquartered in Europe, the United States and Asia which have significant operations in the Group's principal markets. In addition, relative performance against a specific comparator group is used in conjunction with one of the Group's share plans, the 2001 Performance Share Plan. Details of this comparator group are set out on pages 48 and 49.

Excellent performance by both the Group and by the individual executive directors is rewarded with higher bonus levels and share awards, taking potential total compensation to the upper quartile or higher of the Group's key international competitors.

Executive directors' target total compensation is structured to give the heaviest weighting to performance-related elements, with approximately 30 per cent of total compensation delivered through base salary, 30 per cent through an annual bonus, and 40 per cent through the expected value of share options and awards under the Performance Share Plan.

Retirement Benefits for executive directors, as for all employees, are set to be competitive in the local market and are not performance-based.

Remuneration Structure

The remuneration arrangements for the executive directors consist of:

Base Salaries

Base salary levels are set at the median of the Group's key international competitors. Salary levels are reviewed annually by the Committee taking account of the latest available market data as well as the performance of the individual executive.

Mr Davies' salary increase in 2002 reflects his promotion from executive director to Group Chief Executive. Excluding Mr Davies, the average salary increase for executive directors in 2002 was three per cent.

Annual Performance Bonus

Executive directors each have an annual target bonus of 100 per cent of base salary, with a maximum award of 150 per cent. This is a cash sum payable immediately on award. Annual bonus awards are made wholly on the basis of Group and individual performance. Group performance is assessed on the basis of a number of quantitative and qualitative measures which include earnings per share, revenue growth, costs and cost control, bad debts, pre-tax profits and cost to income ratio.

Individual performance is appraised taking account not only of the results achieved by the executive director but also their adherence to the Group's values and contribution to the collective leadership of the Group. This principle is also applied throughout the organisation. Actual awards made to executive directors in relation to 2002 ranged from 43 per cent to 132 per cent of base salary.

Long Term Incentives

In order to align the interests of executive directors and employees with those of shareholders, the executive directors are eligible to participate in two of the Group's share incentive schemes, the 2001 Performance Share Plan and the 2000 Executive Share Option Scheme. Both schemes are designed to provide competitive long-term incentives which are only exercisable upon the achievement of tough performance criteria. Details of these schemes are given on pages 48 and 49.

The importance placed on such programmes as a percentage of executive directors' total potential remuneration is one of the strongest indicators of the Group's commitment to paying for demonstrable performance. Awards under these schemes are entirely discretionary and are based on individual directors' performance. A performance test is therefore effectively applied both at the time of grant and upon vesting.

Upon recruitment to the Group, newly appointed executive directors may also be granted an award of restricted shares under the Group's 1997 Restricted Share Scheme. Such awards are made on an exceptional basis and are principally used to partly compensate such directors for share awards forfeited on leaving their previous employer. Executive directors are also eligible to participate in the Group's all-employee UK or International Sharesave Schemes on the same terms as other eligible employees.

Retirement Benefits

All of the executive directors, excluding the Chairman, are eligible for post retirement benefits through an executive directors' retirement compensation scheme. These are provided through a variety of different defined benefit, defined contribution and cash structures reflecting the point at which the executive director joined the Group, their length of service with the Group and their retirement arrangements with previous employers and with external pension providers. Generally, the Group aims to provide a retirement benefit equivalent to two thirds of salary based on at least 20 years of service with the Group at retirement age of 60. Base salary is the only element of remuneration which is pensionable. Retirement benefits are not designed to be performance-related.

Service Contracts

The policy for the Group is for all executive directors to receive (and be required to give) twelve months notice. In the twelve month period following a change of control of the Company, the notice period applicable to all existing executive directors is 24 months. The Committee will continue to monitor the appropriateness of this policy in the light of market practice and guidelines on corporate governance to allow the Group to attract and retain executive directors of the highest quality with commensurate experience.

Sir Patrick Gillam will retire as Chairman in May 2003. His successor, Mr Bryan Sanderson, will have a contract subject to twelve months notice. There is no change in his notice period following a change of control of the Company.

The dates of the executive directors' service agreements are set out below:

Executive director	Date of agreement
Sir Patrick Gillam	5 May 1993
E M Davies	3 November 1997
M B DeNoma	19 June 2000
C A Keljik	11 August 1999
R H Meddings	16 November 2002
K S Nargolwala	9 August 1999
P A Sands	13 May 2002

All executive directors' service agreements contain clauses specifying payments in the event of early termination by the Group (other than where summary dismissal is appropriate). In such circumstances the service agreements provide for payment that would take account of the executive director's base salary, pension contributions and certain allowances, but exclude non cash benefits and performance related bonus for the relevant period of notice.

Directors' Remuneration Report Continued

Performance Graph
The graph below shows the year on year change over the last five years in the Group's total shareholder return alongside the total shareholder return of the FTSE 100. The FTSE 100 provides a broad comparator group against which the Group's shareholders may measure their relative returns. The Company is a constituent member of the FTSE 100 Index and the London Stock Exchange is the principal exchange for the Company's shares. A more tailored comparator group (as described below) is used for the purpose of measuring Group performance for the Group's share plans and its remuneration arrangements in general.



Percentage TSR change over the year
45
30
15
0
-15
-30
-45
Jan 98
Jan 99
Jan 00
Jan 01
Jan 02
Dec 02
Standard Chartered
FTSE 100 Index

Five Year Total Shareholder Return
Data provided by Datastream

Long Term Incentives
2001 Performance Share Plan
The Performance Share Plan (the Plan) is designed as an intrinsic part of total remuneration for the Group's executive directors and for a very small number of the Group's most senior executives. It is an internationally competitive long-term incentive that focuses executives on meeting and exceeding the long-term performance targets of the Group. The performance criteria which need to be met are listed below.

A personal shareholding requirement further reinforces the long-term nature of this plan. The Plan is administered by the Standard Chartered Employee Share Ownership Trust (the Trust) which is managed by an independent corporate trustee. Awards of nil price options to acquire shares are granted to the director and will normally be exercised between three and ten years after the date of grant if the individual is still employed by the Group. There is provision for earlier exercise in certain limited circumstances. The value of shares awarded in any year to any individual may not exceed one times their base salary.

To participate in the Plan and before exercising any award, executive directors have to build up, within three years of participating in the Plan, a personal shareholding equivalent to one times base salary (in addition to the shareholding requirement for the 2000 Executive Share Option Scheme). The Committee will set appropriate performance conditions each time that awards are made under the Plan.

The performance conditions which need to be met before any award can be exercised under the Plan are summarised below, together with the reason for their selection:

- Relative Total Shareholder Return (TSR): measuring the year-on-year growth in share price plus dividends paid to shareholders during that period, relative TSR is recognised as one of the best indicators of whether a shareholder has achieved a good return on investing in the Group relative to a basket of companies or a single index.
- Earnings per Share: An earnings per share (EPS) performance condition is used as this is recognised as providing an appropriate measure of the Group's underlying financial performance.

The Plan operates as follows:
The first half of the award is dependent upon the Group's TSR compared to that of a Comparator Group at the end of a three-year period.
The Comparator Group comprises:

ABN AMRO Holding Bank NV
Bank of America
Bank of East Asia
Barclays
Citigroup
DBS Group
Deutsche Bank
HBOS
HSBC Holdings
JP Morgan Chase
Lloyds TSB
Overseas Chinese Banking Corporation
Royal Bank of Scotland
United Overseas Bank
Standard Chartered

The following table shows the percentage of award which will normally be exercisable at the end of the relevant three-year performance period, depending on the ranking achieved in the Comparator Group:

Ranking in list of TSR Performance of Comparator Companies	Percentage of award exercisable
9th–15th	Nil
8th	20.0
7th	27.5
6th	35.0
5th	42.5
1st–4th	50.0

The other half of the award will be subject to an earnings per share (EPS) growth target applied over the same three-year period.

The following table shows the percentage of award which will normally be exercisable at the end of the relevant three year performance period, depending on the EPS performance:

Increase in EPS (over performance period)	Percentage of award exercisable
less than 15%	Nil
15%	20.0
30% or greater	50.0

The proportion of the award which may be exercised for EPS growth between 15 per cent and 30 per cent will be calculated on a straight-line basis.

The Committee is responsible for approving the grant and exercise of all awards made to executive directors under the Plan. The Committee may amend the performance conditions which apply to any award if the amended condition would provide a more appropriate measure of performance as long as the amended condition would be no less demanding to satisfy.

It will be determined in January 2004 whether the performance conditions of the first award under this Plan have been met. For awards granted in 2002, normalised EPS of 66.3 cents was used as a base EPS figure. During 2002, awards over 322,621 shares were granted to executive directors under this Plan. No awards under the Plan have been exercised in 2002.

2000 Executive Share Option Scheme

The Executive Share Option Scheme is designed as an intrinsic part of the Group's executive directors' and senior managers' total remuneration. The scheme is designed to be internationally competitive and focus executive directors and their senior management teams on delivering long term performance. EPS performance criteria need to be met before options can be exercised. A personal shareholding requirement reinforces the long-term nature of the scheme.

Executive share options to purchase ordinary shares in the Company are exercisable after the third, but before the tenth, anniversary of the date of grant. The exercise price per share is the share price at the date of grant and options can normally only be exercised if a performance condition is satisfied.

The performance condition which needs to be met before any award can be exercised is summarised below, together with the reason for its selection:

- Earnings per Share: An earnings per share (EPS) performance condition is used as this is recognised as providing an appropriate measure of the Group's underlying financial performance.

The 2000 Executive Share Option Scheme (the 2000 scheme) was introduced in 2000 to replace the Group's existing executive share option schemes. An amendment to the scheme's performance conditions was approved by shareholders in 2001. From May 2001, options awarded under the 2000 scheme may be exercised if the Group's EPS has increased by at least eight per cent per year for three years (i.e. at least 24 per cent over three years). Re-testing may be carried out in the fourth and fifth year after grant, but if the performance conditions have not been met at the end of the fifth year all options lapse automatically.

To participate in the 2000 scheme, executive directors have to build up, over a two-year period from the grant of an option, a personal shareholding equivalent to one times base salary at the date of grant and retain such shareholding until exercise. The maximum value of options which may be granted in any year to any individual is six times base salary.

During 2002, options over 1,447,475 shares were granted to the executive directors under the 2000 scheme at option exercise prices of between 723 pence and 862 pence per share. For options granted in 2002, normalised EPS of 66.3 cents was used as the base EPS figure. No executive share options under the 2000 scheme were exercised by the directors during 2002.

Directors' Remuneration Report Continued

Long Term Incentives continued

1997 Restricted Share Scheme

The Group operates a discretionary Restricted Share Scheme for high performing and high potential staff at any level of the organisation. Except upon appointment, when an executive director may be granted an award of restricted shares, this scheme is not applicable to executive directors. It is designed for the recruitment, retention and motivation of employees below executive director level who are recognised as key performers and possessing talent which the Group wishes to retain.

Fifty per cent of the award vests two years after the date of grant and the remainder after three years. Along with the all employee sharesave schemes detailed below, the Restricted Share Scheme plays an important part in the Group's ambition to increase employee share ownership at all levels across its operations internationally. There are no performance conditions attached to awards under the Restricted Share Scheme.

The scheme is administered by trustees of an employee benefit trust (the Trust) which holds ordinary shares to meet its obligations under this and the Group's other long term incentive schemes. As each executive director is within the class of beneficiary of the Trust, they are deemed, for the purposes of the Companies Act 1985, to have an interest in the shares held in the Trust. As at 31 December 2002, the Trust's holding was 7,160,366 ordinary shares (3,411,218 as at 1 January 2002).

During 2002, options over 97,535 shares were granted to executive directors. No options under the Restricted Share Scheme were exercised by executive directors or lapsed during 2002.

All Employee Sharesave Schemes

The Group believes strongly in encouraging employee share ownership at all levels in the organisation. It seeks to engage employees in the performance of the Group, align their interests more closely with those of shareholders and offer them an opportunity for long-term savings and a share in the Group's financial success which they help to create. The Group has operated a UK sharesave scheme since 1984 in which all UK-based employees are eligible to participate. In 1996 the International Sharesave Scheme was launched and made available to all employees based outside the UK.

A small number of countries in which the Group operates do not permit sharesave plans to operate and in these countries the Group offers an equivalent cash-based scheme to its employees. Under the UK and the International plans, employees have the choice of opening a three-year or a five-year savings contract. Within a period of six months after the third or fifth anniversary, employees may purchase ordinary shares in the Company. The price at which they may purchase shares is at a 20 per cent discount to the share price at the date of grant. The Group is proud to announce that in 2002, 50 per cent of employees globally participated in its all employee sharesave schemes. There are no performance conditions attached to options granted under the all employee sharesave schemes.

During 2002, options over 5,914 shares were granted to executive directors under the all employee sharesave schemes. In addition, executive directors exercised options over 1,376 shares. The directors' total gains on options exercised were £188. No options lapsed.

1997 Supplemental Share Option Scheme (closed)

No awards have been made under this scheme since February 2000 and it is anticipated that no future grants will be made under it except in exceptional circumstances. To be eligible for a grant under this scheme, participants had to retain a personal holding of at least 10,000 shares, purchased at their own expense. Options can only be exercised up to the fifth anniversary of the grant date if the share price increases by at least 50 per cent plus RPI and EPS increases by at least 25 per cent plus RPI. In the event of a change of control, the Committee may deem the EPS target to have been met.

During 2002, no share options were exercised by executive directors. Options over 181,488 shares lapsed during the year.

1994 Executive Share Option Scheme (closed)

No awards have been made under this scheme since August 1999 as the scheme was replaced by the 2000 Executive Share Option Scheme. Executive share options to purchase ordinary shares in the Company are exercisable after the third, but before the tenth anniversary of the date of grant. The exercise price is the share price at the date of grant and options can only be exercised if EPS increases by at least 15 per cent over three consecutive years.

During 2002, executive directors exercised options over 20,000 shares. Directors' total gains on options exercised were £77,600. No options lapsed.

1995 Restricted Share Scheme (closed)

Awards are no longer made under this scheme. Under the scheme, directors were awarded a proportion of their annual variable bonus in ordinary shares. These shares were not normally released before the third anniversary of the date of the award, and released in full between the fifth and seventh anniversary.

The scheme is administered by the trustee of the Trust. The shares held in the Trust are released at the discretion of the trustee. During 2002, 1,503 shares and 4,078 shares were released to E M Davies and C A Keljik, respectively. Sir Patrick Gillam and P N Kenny hold 23,725 shares and 727 shares under the scheme, respectively as at 31 December 2002, which are available for release between 2003 and 2004.

General

The middle market price of an ordinary share at the close of business on 31 December 2002 was 706 pence. The share price range during 2002 was 592.5 pence to 872.5 pence per share (based on closing middle market prices).

Full details of the directors' shares and options can be found in the Company's register of directors' interests.

Audited Information

Remuneration of Directors

Director	2002 Salary/fees $000	2002 Bonus $000	2002 Benefits $000	2002 Compensation for loss of office $000	2002 Total $000	2001 Salary/fees $000	2001 Bonus $000	2001 Benefits $000	2001 Total $000
Sir Patrick Gillam (a)	**746**	**902**	**66**	**–**	**1,714**	693	698	11	1,402
E M Davies (b)	**906**	**1,127**	**118**	**–**	**2,151**	588	720	692	2,000
M B DeNoma (b)	**559**	**751**	**612**	**–**	**1,922**	529	490	344	1,363
C A Keljik	**567**	**601**	**23**	**–**	**1,191**	529	562	22	1,113
R H Meddings (c)	**66**	**351**	**3**	**–**	**420**	–	–	–	–
K S Nargolwala (b)	**559**	**631**	**302**	**–**	**1,492**	529	634	460	1,623
P A Sands (d)	**427**	**676**	**24**	**–**	**1,127**	–	–	–	–
P N Kenny (e)	**271**	**150**	**12**	**821**	**1,254**	529	432	22	983
G S Talwar	**–**	**–**	**–**	**–**	**–**	877	–	33	910
Sub total (executive directors)	**4,101**	**5,189**	**1,160**	**821**	**11,271**	4,274	3,536	1,584	9,394
Lord Stewartby (f) (g) (h)	**250**	**–**	**–**	**–**	**250**	173	–	–	173
R C Chan (h)	**62**	**–**	**–**	**–**	**62**	43	–	–	43
Sir CK Chow (h)	**62**	**–**	**–**	**–**	**62**	49	–	–	49
B Clare (f) (h)	**74**	**–**	**–**	**–**	**74**	44	–	–	44
Ho KwonPing (f) (h)	**74**	**–**	**–**	**–**	**74**	44	–	–	44
R H P Markham (g) (h)	**74**	**–**	**–**	**–**	**74**	38	–	–	38
D G Moir (h)	**212**	**–**	**–**	**–**	**212**	187	–	–	187
H E Norton (f) (g) (h)	**92**	**–**	**–**	**–**	**92**	60	–	–	60
Sir Ralph Robins (f) (g) (h)	**87**	**–**	**–**	**–**	**87**	60	–	–	60
B K Sanderson (h) (i)	**4**	**–**	**–**	**–**	**4**	–	–	–	–
A W P Stenham (f) (h)	**130**	**–**	**–**	**–**	**130**	58	–	–	58
K A V Mackrell (h) (j)	**23**	**–**	**–**	**–**	**23**	60	–	–	60
Sub total (non-executive directors)	**1,144**	**–**	**–**	**–**	**1,144**	816	–	–	816
Total	**5,245**	**5,189**	**1,160**	**821**	**12,415**	5,090	3,536	1,584	10,210

Notes

(a) The benefits column includes expenses chargeable to income tax of $30,139 paid to Sir Patrick Gillam (2001: Nil).

(b) Expatriate directors carrying out their duties overseas have their remuneration adjusted to take local living costs into account. This adjustment is to put them in a position, after taxation differentials, where they are no worse off as a result of carrying out their duties overseas. The benefits column includes additional benefits, such as allowances for working overseas or the provision of accommodation, also granted to directors working overseas. For Messrs Davies, DeNoma, and Nargolwala, these allowances and benefits amounted to Nil (2001: $653,532) $611,922 (2001: $296,368) $301,344 (2001: $441,104), respectively.

(c) Mr Meddings was appointed as an executive director on 16 November 2002. Mr Meddings' bonus includes an amount that was guaranteed upon his appointment.

(d) Mr Sands was appointed as an executive director on 14 May 2002.

(e) Mr Kenny resigned as an executive director on 30 April 2002. Mr Kenny's service contract specified the amount he would be paid in the event of termination. This amount was a single termination payment of $820,500 (£546,000) and has been paid. He will also receive a pro-rata bonus for 2002 of $150,000 (£100,000).

(f) Member of the Board Remuneration Committee.

(g) Member of the Audit and Risk Committee.

(h) The fees of the non-executive directors are determined by the executive directors only and are non-pensionable. Non-executive directors' fees are reviewed at least every two years and, as with executive directors' remuneration, reflect the international nature of the roles which they perform. Basic annual fees and Committee fees are set to be competitive against the Group's international comparator group. With effect from 1 April 2002 basic annual fees are $67,600. Ordinary membership of a Board Committee is rewarded with an additional annual fee of $13,500. The Deputy Chairman, Lord Stewartby, who is also Senior Independent Director, Chairman of the Audit and Risk Committee and a member of the Board Remuneration Committee, receives a total annual fee of $203,000 inclusive of Board and Committee fees. The Chairman of the Board Remuneration Committee, Mr Norton, is rewarded with an annual fee of $22,500. Mr Moir received a fee of $150,300 in 2002 (2001: $144,010) for advisory services. These amounts are shown in the table above. The fees for Lord Stewartby and Mr Stenham each include a payment of $53,000 (£35,000) for additional work.

(i) Mr Sanderson was appointed as a non-executive director on 9 December 2002.

(j) Mr Mackrell resigned as an non-executive director on 2 May 2002.

Compensation for past directors

Mr Talwar ceased to be a director on 28 November 2001. Under the terms of the compensation agreed (which were announced on 16 April 2002), Mr Talwar received an initial payment of $886,600 (£590,000) on 15 May 2002, with five subsequent instalments of $592,750 (£394,459) payable over two years.

Audited Information continued

Retirement Benefits of Executive Directors

	2002				2001			
	Defined contribution plans: contribution during the year $000	Defined benefit plan: increase in accrued pension during the year (c) $000	Defined benefit plan: total accrued pension at year end† $000	Defined benefit plan: transfer value of total accrued pension at year end $000	Defined contribution plans: contribution during the year $000	Defined benefit plan: increase in accrued pension during the year (c) $000	Defined benefit plan: total accrued pension at year end $000	Defined benefit plan: transfer value of total accrued pension at year end $000
E M Davies	113	30	50	668	137	3	19	186
M B DeNoma	151	–	–	–	146	–	–	–
C A Keljik	–	19	381	6,400	–	58	338	5,579
R H Meddings	27	–	–	–	–	–	–	–
K S Nargolwala	151	–	–	–	143	–	–	–
P A Sands	173	–	–	–	–	–	–	–
P N Kenny	106	2	46	539	172	6	42	497
Total	721	51	477	7,607	598	67	399	6,262

† or at date of resignation.

Notes

(a) The executive directors' retirement compensation scheme comprises defined contribution plans and defined benefit plans. Defined contribution plans are a combination of an approved scheme, unapproved schemes and salary supplements. The defined benefit plans are provided through a non-contributory unapproved unfunded scheme and by the Standard Chartered Pension Fund, which is an approved non-contributory scheme. Under both schemes the normal retirement age is 60. A spouse's pension of 60 per cent of the member's pension (including any amount exchanged for a cash lump sum at retirement) is payable on death after retirement. On the death of a director, pension benefits are available to other dependants. Members of the Standard Chartered Pension Fund are entitled to retire early but on a reduced pension equivalent in value to the deferred pension. Guaranteed pension increases subject to the 'Guaranteed Pension Increase Allowance' rule are given in respect of pension for service up to 5 April 1997 and five per cent per annum (or the increase in the RPI if lower) for service from 6 April 1997.

(b) The ages of the directors are shown on pages 40 and 41.

(c) Defined Benefit Plan:
The increase in accrued pension is the difference between the accrued pension at the end of 2001 increased by an allowance for inflation of 2.6 per cent (2001: 0.9 per cent) and the accrued pension at the end of 2002. The table below shows both the increase in accrued pensions (without any allowance for inflation) and the increase in the transfer value of the total accrued pensions between the end of 2001 and the end of 2002 for members of the Standard Chartered Pension Fund.

Directors	Increase in accrued pension during 2002 (excluding inflation allowance) $000	Increase in the transfer value of total accrued pension during 2002 $000
E M Davies	30	482
C A Keljik	29	821
P N Kenny	3	42

The transfer value in respect of the unapproved unfunded defined benefit plan in which Mr E M Davies participates has been calculated using FRS17 methodology and assumptions, although the circumstances in which a cash amount can be paid are strictly limited.

(d) Amounts paid by the Group in addition to pension fund payments under the pension scheme to former directors or their dependants in respect of post-retirement benefits amounted to $237,054 (2001: $364,034). There were no other post-retirement benefits payments to former directors. None of these amounts first became payable after 31 March 1997.

Audited Information continued

Directors' Interests in Ordinary Shares

	At 1 January 2002[†]	At 31 December 2002[††]			
Name of director	*Total interests*	*Personal interests*	*Family interests*	*Other interests (d)*	*Total interests*
Sir Patrick Gillam	60,438	**38,994**	**–**	**23,725**	**62,719**
Lord Stewartby	14,635	**14,760**	**–**	**–**	**14,760**
E M Davies	42,509	**58,092**	**–**	**–**	**58,092**
R C Chan	2,242	**2,325**	**–**	**–**	**2,325**
Sir CK Chow	8,664	**8,664**	**–**	**–**	**8,664**
B Clare	2,015	**2,015**	**–**	**–**	**2,015**
M B DeNoma	10,000	**10,000**	**–**	**–**	**10,000**
Ho KwonPing	2,128	**2,208**	**–**	**–**	**2,208**
C A Keljik	98,766	**1,078**	**117,688**	**–**	**118,766**
R H P Markham	2,000	**2,075**	**–**	**–**	**2,075**
R H Meddings	–	**2,000**	**–**	**–**	**2,000**
D G Moir	110,207	**112,955**	**–**	**–**	**112,955**
K S Nargolwala	55,000	**70,897**	**–**	**–**	**70,897**
H E Norton	4,000	**4,000**	**–**	**–**	**4,000**
Sir Ralph Robins	3,829	**3,974**	**–**	**–**	**3,974**
B K Sanderson	–	**50,000**	**–**	**–**	**50,000**
P A Sands	–	**2,027**	**–**	**–**	**2,027**
A W P Stenham	22,255	**23,095**	**–**	**–**	**23,095**
P N Kenny	33,368	**32,641**	**–**	**727**	**33,368**
K A V Mackrell	4,801	**4,801**	**–**	**–**	**4,801**

[†] or at date of appointment, if later.
[††] or at date of resignation, if earlier.

Notes

(a) The beneficial interests of directors and their families in the ordinary shares of the Company are set out above. The directors do not have any non-beneficial interests in the Company's shares.

(b) No director had an interest in the Company's preference shares or loan stock, nor the shares or loan stocks of any subsidiary or associated undertaking of the Group.

(c) No director had any corporate interests in the Company's ordinary shares.

(d) Other interests refer to shares held under the 1995 Restricted Share Scheme, details of which are set out on page 50.

Audited Information continued

Long term Incentives

The following table sets out details of options over ordinary shares granted, exercised and lapsed during 2002 and which directors hold at 31 December 2002. Details of the performance criteria of these options are set out on pages 48 to 50.

Director	Scheme	At 1 January 2002	Granted	Exercised	Lapsed	At 31 December 2002†	Weighted average exercise price (pence)	Period of exercise
Sir Patrick Gillam	2000 Scheme	306,143	201,300	–	–	507, 443	821.77	2003–2012
	Supplemental Scheme	191,313	–	–	54,310	137,003	879.18	2003–2005
	1994 Scheme	199,273	–	–	–	199,273	806.93	2003–2009
E M Davies	2000 Scheme	236,837	415,052	–	–	651,889	782.34	2003–2012
	Sharesave	1,376	2,957	1,376[(a)]	–	2,957	559.5	2003–2008
	Supplemental Scheme	151,966	–	–	30,425	121,541	872.14	2003–2005
	1994 Scheme	132,848	–	–	–	132,848	754.02	2003–2009
M B DeNoma	2000 Scheme	214,449	102,379	–	–	316,828	834.83	2003–2012
	Sharesave	2,397	–	–	–	2,397	704	2003–2004
	Supplemental Scheme	36,585	–	–	–	36,585	820	2005
	1994 Scheme	33,783	–	–	–	33,783	888	2003–2009
C A Keljik	2000 Scheme	223,060	127,974	–	–	351,034	827.55	2003–2012
	Sharesave	5,164	–	–	–	5,164	334	2003–2004
	Supplemental Scheme	124,918	–	–	24,340	100,578	855.06	2003–2005
	1994 Scheme	137,098	–	20,000[(b)]	–	117,098	767.01	2003–2009
R H Meddings	2000 Scheme	–	135,957	–	–	135,957	772.3	2005–2012
D G Moir	Supplemental Scheme	166,823	–	–	48,073	118,750	880.84	2003–2005
K S Nargolwala	2000 Scheme	231,670	153,569	–	–	385,239	821.56	2003–2012
	Supplemental Scheme	125,087	–	–	–	125,087	857.4	2003–2005
	1994 Scheme	99,063	–	–	–	99,063	757.1	2003–2009
P A Sands	2000 Scheme	–	208,865	–	–	208,865	861.8	2005–2012
	Sharesave	–	2,957	–	–	2,957	559.5	2003–2008
P N Kenny	2000 Scheme	214,449	102,379	–	–	316,828	834.83	2003
	Sharesave	1,339	–	–	–	1,339	723	2003
	Supplemental Scheme	124,841	–	–	24,340	100,501	855.72	2003
	1994 Scheme	134,245	–	–	–	134,245[(c)]	536.33	2003

† or at date of resignation.

Notes

(a) Market value on date of exercise (23 December 2002) was 717.5p.

(b) Market value on date of exercise (29 November 2002) was 775p.

(c) Between the date of resignation and 31 December 2002 options over 32,035 shares and 30,000 shares were exercised on 28 June 2002 (market value 700p) and 23 July 2002 (market value 622.5p), respectively.

Audited Information continued

Further details of options held as at 31 December 2002 are as follows:

		Options where market price greater than exercise price			Options where market price lower than exercise price		
Director	Type of Scheme†	At 31 December 2002	Weighted exercise price (pence)	Expiry date	At 31 December 2002	Weighted exercise price (pence)	Expiry date
Sir Patrick Gillam	Executive Schemes	–	–	–	843,719	827.58	2005–2012
E M Davies	Executive Schemes	60,483	620	2008	845,795	802.4	2003–2012
	Sharesave Scheme	2,957	559.5	2008	–	–	–
M B DeNoma	Executive Schemes	–	–	–	387,196	838.07	2003–2012
	Sharesave Scheme	2,397	704	2004	–	–	–
C A Keljik	Executive Schemes	40,645	620	2008	528,065	835.34	2003–2012
	Sharesave Scheme	5,164	334	2004	–	–	–
R H Meddings	Executive Schemes	–	–	–	135,957	772.3	2005–2012
D G Moir	Executive Schemes	–	–	–	118,750	880.8	2003–2005
K S Nargolwala	Executive Schemes	48,387	620	2008	561,002	835.55	2003–2012
P A Sands	Executive Schemes	–	–	–	208,865	861.8	2005–2012
	Sharesave Scheme	2,957	559.5	2008	–	–	–
P N Kenny	Executive Schemes	–	–	–	489,539	822.28	2003
	Sharesave Scheme	–	–	–	1,339	723	2003

† 'Executive Schemes' includes 1994 Executive Share Option Scheme, Supplemental Share Option Scheme and 2000 Executive Share Option Scheme.

The following table sets out details of awards (nil price options) over ordinary shares to directors who served in 2002 (including those awards that are currently unexercisable) under certain long-term incentive schemes. Vesting of these shares is subject to the performance criteria on pages 48 to 50.

Director	Scheme	At 1 January 2002	Granted	Vested	At 31 December 2002†	Period of vesting
Sir Patrick Gillam	Performance Share Plan	48,750	–	–	48,750	2004
	Performance Share Plan	–	67,100[(a)]	–	67,100	2005
E M Davies	Performance Share Plan	34,500	–	–	34,500	2004
	Performance Share Plan	–	83,010[(a)]	–	83,010	2005
M B DeNoma	Performance Share Plan	32,500	–	–	32,500	2004
	Performance Share Plan	–	30,713[(a)]	–	30,713	2005
C A Keljik	Performance Share Plan	32,500	–	–	32,500	2004
	Performance Share Plan	–	38,392[(a)]	–	38,392	2005
R H Meddings	Restricted Share Scheme	–	45,319[(b)]	–	45,319	2004–2005
K S Nargolwala	Performance Share Plan	37,250	–	–	37,250	2004
	Performance Share Plan	–	51,189[(a)]	–	51,189	2005
P A Sands	Performance Share Plan	–	52,216[(c)]	–	52,216	2004
	Restricted Share Scheme	–	52,216[(c)]	–	52,216	2004–2005
P N Kenny	Performance Share Plan	37,250	–	–	37,250	2004

† or at date of resignation.

Notes

(a) Market value on date of award (6 March 2002) was 722.8p.

(b) Market value on date of award (6 December 2002) was 772.5p.

(c) Market value on date of award (20 May 2002) was 861.8p.

Remuneration of Five Highest Paid Individuals

In addition to its responsibilities for the remuneration of executive directors, the Committee ensures that the remuneration policy of the Group is consistently applied for other senior executives. Specifically the Committee ratifies appointments of key senior executives and approves any significant remuneration packages.

Following the Company's recent listing on the Hong Kong Stock Exchange it is necessary to disclose certain information relating to the five highest paid employees in the Group. Set out below are details for five individuals (one of whom is not an executive director) whose emoluments (excluding bonuses or commissions linked to profits generated by the individual or collectively by the individuals) were the highest in the year ending 31 December 2002:

Components of remuneration	$'000
Basic salaries, allowances and benefits in kind	4,808
Pension contributions	522
Bonuses paid or receivable	5,064
Payments made on appointment	–
Compensation for loss of office	
– contractual	–
– other	–
Total	10,394
Total (HK$'000)	81,073

Their emoluments are within the following bands:

HK$ (approx. $ equivalent)	Number of employees
HK$12,500,001 – HK$13,000,000 ($1,602,688 – $1,666,795)	1
HK$13,000,001 – HK$13,500,000 ($1,666,795 – $1,730,902)	1
HK$16,000,001 – HK$16,500,000 ($2,051,440 – $2,115,547)	1
HK$17,500,001 – HK$18,000,000 ($2,243,762 – $2,307,870)	1
HK$20,500,001 – HK$21,000,000 ($2,628,407 – $2,692,515)	1

By order of the Board

G A Bentley, Group Secretary
19 February 2003

Senior Management

Standard Chartered Bank

The directors of Standard Chartered Bank comprise the executive directors of Standard Chartered PLC and the following two senior executives:

Gareth Richard Bullock
Joined in 1996. He is a director of Standard Chartered Bank and the Group Head of Technology and Operations. Previously, he was Regional General Manager, Africa and has held other senior positions in the United Kingdom, Europe, Hong Kong, China and North East Asia. Age 48.

Peter Tung Shun Wong
Joined in 1997. He is a director of Standard Chartered Bank and Chief Executive Officer of Hong Kong. Age 50.

Executive Committee

The Groups' Executive Committee as at 19 February 2003 comprises the directors of Standard Chartered Bank, other than Sir Patrick Gillam, and the following senior executives:

Jaspal Bindra
Joined in 1998. He is Group Head, Corporates and Institutions. He was previously Regional General Manager India, Standard Chartered Bank. Age 42.

David Edwards
Joined in 1999. He is Regional General Manager, Middle East and South Asia. He was previously Group Head Risk Management. Age 49.

John Filmeridis
Joined in 1995. He is Global Product Head Cards and Personal Loans, Consumer Banking. He was previously Regional General Manager, Middle East and South Asia. Age 55.

Euleen Yiu Kiang Goh
Joined in 1984. She is Chief Executive Officer, Singapore. She has held various Group Head roles in Treasury and Custody Audit, Market Risk and Sales of Corporate & Institutional Banking. Age 47.

Timothy John Miller
Joined in 2000. He is Group Head of Human Resources and Organisational Learning. He was previously employed as Human Resources Director for GlaxoSmithKline's world-wide manufacturing operations. Age 45.

Kathleen Anne Nealon
Joined in 1992. She is Group Head Legal & Compliance. Previously she was Head of Legal & Compliance, the Americas and Group Head of Compliance. Age 49.

Alun Michael Guest Rees
Joined in 1990. He is Chief Executive Officer Wholesale Bank. He has held the positions of Chief Financial Officer of Group Treasury, Regional Treasurer in Singapore and Group Head of Global Markets. Age 46.

Peter David Sullivan
Joined in 1994. He is Chief Executive Officer, Africa. He has held the positions of Group Head of Global Cash Management Services, and also held the positions of Group Head of Product Management, Corporate & Institutional Banking, Integration Executive and Chief Executive Officer of Standard Chartered Grindlays Bank. Age 54

Directors' Responsibility Statement

The following statement, which should be read in conjunction with the statement of respective responsibilities of directors and auditors below, is made to distinguish the responsibilities of the directors for the financial statements from those of the auditors.

The directors are required by the Companies Act 1985 to prepare financial statements that give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit or loss for the financial year. The financial statements must be prepared on a going concern basis unless it is inappropriate to presume that the Company and Group will continue in their business.

The directors have responsibility for ensuring that the Company keeps accounting records which disclose with reasonable accuracy the financial position of the Company and which enable them to ensure that the financial statements comply with the Companies Act 1985.

The directors also have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

The directors consider that, in preparing the financial statements on pages 60 to 105 inclusive, they have used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all applicable accounting standards have been followed.

Independent Auditor's Report to the members of Standard Chartered PLC

We have audited the financial statements on pages 60 to 105. We have also audited the information in the directors' remuneration report that is described as having been audited.

Respective Responsibilities of Directors and Auditors
The directors are responsible for preparing the Annual Report and the directors' remuneration report. As described on page 58, this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding director's remuneration and transactions with the Group is not disclosed.

We review whether the statement on pages 44 and 45 reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the corporate governance statement, and the unaudited part of the directors' remuneration report, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion
We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the directors' remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the directors' remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the directors' remuneration report to be audited.

Opinion
In our opinion:

- The financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2002 and of the profit of the Group for the year then ended; and
- the financial statements and the part of the directors remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London, 19 February 2003

Consolidated Profit and Loss Account for the year ended 31 December 2002

	Notes	2002 $million	2001* $million
Interest receivable	1	**5,288**	6,419
Interest payable	2	**(2,225)**	(3,519)
Net interest income		**3,063**	2,900
Fees and commissions receivable		**1,160**	1,135
Fees and commissions payable		**(169)**	(158)
Dealing profits	3	**420**	470
Other operating income	4	**65**	58
		1,476	1,505
Net revenue		**4,539**	4,405
Administrative expenses:			
Staff	5	**(1,270)**	(1,241)
Premises	5	**(269)**	(285)
Other	5	**(673)**	(735)
Depreciation and amortisation	7	**(345)**	(324)
Total operating expenses		**(2,557)**	(2,585)
Operating profit before provisions		**1,982**	1,820
Provisions for bad and doubtful debts	17	**(705)**	(732)
Provisions for contingent liabilities and commitments	33	**(7)**	1
Amounts written off fixed asset investments		**(8)**	–
Operating profit before taxation		**1,262**	1,089
Taxation	9	**(387)**	(378)
Operating profit after taxation		**875**	711
Minority interests (equity)		**(31)**	(12)
Profit for the year attributable to shareholders		**844**	699
Dividends on non-equity preference shares	10	**(108)**	(68)
Dividends on ordinary equity shares	11	**(545)**	(474)
Retained profit		**191**	157
Basic earnings per ordinary share	12	**57.6c**	55.9c
Diluted earnings per ordinary share	12	**57.2c**	55.4c

*Comparative restated (see note 40).

The 2002 and 2001 results are all from continuing operations.

Consolidated Balance Sheet at 31 December 2002

	Notes	2002 $million	2001* $million
Assets			
Cash and balances at central banks		**1,100**	1,004
Cheques in course of collection		**137**	170
Treasury bills and other eligible bills	13	**5,050**	5,105
Loans and advances to banks	14	**16,001**	19,578
Loans and advances to customers	15	**57,009**	53,005
Debt securities and other fixed income securities	20	**20,187**	15,971
Equity shares and other variable yield securities	21	**250**	109
Intangible fixed assets	23	**2,118**	2,269
Tangible fixed assets	24	**928**	992
Other assets	26, 32	**9,106**	8,250
Prepayments and accrued income		**1,124**	1,082
Total assets		**113,010**	107,535
Liabilities			
Deposits by banks	27, 30	**10,850**	11,688
Customer accounts	28, 30	**71,626**	67,855
Debt securities in issue	29, 30	**4,877**	3,706
Other liabilities	31	**11,618**	9,910
Accruals and deferred income		**945**	1,267
Provisions for liabilities and charges	33	**63**	150
Subordinated liabilities:			
Undated loan capital	34	**1,853**	1,804
Dated loan capital (including convertible bonds)	34	**3,602**	3,544
Minority interests (equity)	35	**249**	73
Called up share capital	37	**909**	861
Share premium account	37	**2,764**	2,761
Capital reserve	37	**5**	5
Capital redemption reserve	37	**3**	–
Premises revaluation reserve	37	**3**	61
Profit and loss account	37	**3,643**	3,850
Shareholders' funds (including non-equity interests)		**7,327**	7,538
Total liabilities and shareholders' funds		**113,010**	107,535
Memorandum items			
Contingent liabilities:			
Acceptances and endorsements	45	**897**	704
Guarantees and irrevocable letters of credit	45	**12,199**	11,227
Other contingent liabilities	45	**4,817**	3,645
		17,913	15,576
Commitments:			
Cancellable	45	**28,815**	27,151
Non-cancellable	45	**14,988**	15,471
		43,803	42,622

*Comparative restated (see note 40).

These accounts were approved by the Board of Directors on 19 February 2003 and signed on its behalf by:

Sir Patrick Gillam, Chairman **E M Davies, Group Chief Executive** **P A Sands, Group Executive Director**

Consolidated Statement of Total Recognised Gains and Losses
for the year ended 31 December 2002

	Notes	2002 $million	2001 $million
Profit for the year attributable to shareholders		**844**	699
Exchange translation differences		**–**	(118)
Premises revaluation	37	**(48)**	–
Total recognised gains and losses relating to the financial year		**796**	581
Prior year adjustment	40	**156**	–
Total recognised gains and losses since the last annual report		**952**	581

Note of Consolidated Historical Cost Profits and Losses
for the year ended 31 December 2002

There is no material difference between the results as reported and the results that would have been reported on a historical cost basis. Accordingly, no note of historical cost profits and losses has been included.

Consolidated Cash Flow Statement
for the year ended 31 December 2002

	Notes	2002 $million	2001* $million
Net cash inflow from operating activities	39 (a)	**4,778**	6,113
Returns on investment and servicing of finance			
Interest paid on subordinated loan capital		**(330)**	(321)
Subordinated loan capital issue expenses		**–**	(12)
Premium and costs on repayment of subordinated liabilities		**(10)**	–
Dividends paid to minority shareholders of subsidiary undertakings		**(18)**	(18)
Dividends paid on preference shares		**(123)**	(41)
Net cash outflow from returns on investments and servicing of finance		**(481)**	(392)
Taxation			
UK taxes paid		**(25)**	(103)
Overseas taxes paid		**(303)**	(417)
Total taxes paid		**(328)**	(520)
Capital expenditure and financial investment			
Purchases of tangible fixed assets		**(209)**	(283)
Acquisitions of treasury bills held for investment purposes		**(10,453)**	(10,383)
Acquisitions of debt securities held for investment purposes		**(38,314)**	(26,356)
Acquisitions of equity shares held for investment purposes		**(175)**	(28)
Disposals of tangible fixed assets		**32**	58
Disposals and maturities of treasury bills held for investment purposes		**10,667**	9,138
Disposals and maturities of debt securities held for investment purposes		**35,530**	20,562
Disposals of equity shares held for investment purposes		**18**	17
Net cash outflow from capital expenditure and financial investment		**(2,904)**	(7,275)
Net cash inflow/(outflow) before equity dividends paid and financing		**1,065**	(2,074)
Equity dividends paid to members of the Company		**(462)**	(442)
Financing			
Gross proceeds from issue of ordinary shares		**399**	22
Ordinary share issue expenses		**(31)**	–
Issue of preference share capital		**–**	1,000
Preference shares issue expenses		**–**	(31)
Repurchase of preference share capital		**(732)**	–
Preference share repurchase expenses		**(9)**	–
Issue of subordinated loan capital		**11**	700
Gross proceeds from issue of preferred securities		**–**	421
Repayment of subordinated liabilities		**(355)**	(204)
Net cash (outflow)/inflow from financing		**(717)**	1,908
Decrease in cash in the year	39 (b)	**(114)**	(608)

*Comparative restated (see note 40).

Company Balance Sheet as at 31 December 2002

	Notes	2002 $million	2001* $million
Fixed assets			
Investments in subsidiary undertakings	22	**8,959**	9,399
Current assets			
Amounts owed by subsidiary undertakings		**651**	72
Prepayments and accruals		**6**	37
Taxation		**180**	129
		837	238
Creditors: amounts due within one year			
Proposed dividend		**385**	329
Amounts owed to subsidiary undertakings		**528**	23
Other creditors, including taxation		**14**	88
		927	440
Net current liabilities		**90**	202
Total assets less current liabilities		**8,869**	9,197
Creditors: amounts due after more than one year			
Undated subordinated loan capital	34	**1,542**	1,518
Dated subordinated loan capital	34	**–**	141
		7,327	7,538
Capital and reserves			
Called up share capital	36, 38	**909**	861
Share premium account	38	**2,764**	2,761
Capital reserve	38	**5**	5
Capital redemption reserve	38	**3**	–
Revaluation reserve	38	**3,177**	3,792
Profit and loss account	38	**469**	119
Shareholders' funds (including non-equity interests)		**7,327**	7,538

*Comparative restated (see note 40).

These accounts were approved by the Board of Directors on 19 February 2003 and signed on its behalf by:

Sir Patrick Gillam, Chairman | **E M Davies, Group Chief Executive** | **P A Sands, Group Executive Director**

Principal Accounting Policies

Accounting Convention
The accounts of the Company and of the Group have been prepared under the historical cost convention, modified by the revaluation of certain fixed assets and dealing positions. The following accounting policies have been consistently applied with the exception of the changes detailed in 'Change in Accounting Policies' in note 40.

Group Accounts
The consolidated accounts of the Group comprise the accounts of the Company and its subsidiary undertakings for the year ended 31 December 2002 and are drawn up in accordance with Part VII Chapter II of the UK Companies Act 1985 (the Act), applicable Accounting Standards and the British Bankers' Association's Statements of Recommended Accounting Practice.

Company Accounts
The Company accounts are drawn up in accordance with Section 228 of, and Schedule 4 to, the Act and applicable Accounting Standards. As permitted by Section 230 of the Act, the Company's profit and loss account has not been included in these financial statements.

Bad and Doubtful Debts
Provisions for bad and doubtful debts are held in respect of loans and advances, including cross border exposures. The provisions comprise two elements – specific and general.

Provisions against loans and advances are based on an appraisal of the loan portfolio. Specific provisions are made where the repayment of identified loans is in doubt and reflect an estimate of the amount of loss expected. The general provision is for the inherent risk of loan losses which, although they have not been separately identified, are known from experience to be present in any loan portfolio. The amount of the general provision reflects past experience and judgements about current conditions in particular locations or business sectors.

Provisions are made against cross border exposures where a country may experience or has experienced external liquidity problems and doubts exist as to whether full recovery will be achieved.

Provisions are applied to write off advances, in part or in whole, when they are considered wholly or partly irrecoverable.

Interest on loans and advances is accrued to income until such time as reasonable doubt exists about its collectability; thereafter, and until all or part of the loan is written off, interest continues to accrue on customers' accounts, but is not included in income. Such suspended interest is deducted from loans and advances on the balance sheet.

Debt Securities, Equity Shares and Treasury Bills
Securities, including equity shares and treasury bills, which are intended for use on a continuing basis in the Group's activities are classified as investment securities. They include portfolios of securities held in countries where the Group is required to maintain a stock of liquid assets. Investment securities are stated at cost less any provision for permanent diminuition in value. The cost of dated investment securities is adjusted to reflect the amortisation or accretion of premiums and discounts on acquisition on a straight-line basis over the residual period to maturity. The amortisation and accretion of premiums and discounts are included in interest income.

Securities other than investment securities are classified as dealing securities and are held at market value. Where the market value of such securities is higher than cost, the original cost is not disclosed as its determination is not practicable.

Deferred Taxation
Full provision has been made for deferred tax assets and liabilities arising from all timing differences between the financial statements and the tax computation on a non-discounted basis. Deferred tax assets and liabilities are recognised if the tax obligation exists at the balance sheet date.

Equipment Leased to Customers and Instalment Credit Agreements
Assets leased to customers under agreements which transfer substantially all the risks and rewards associated with ownership, other than legal title, are classified as finance leases. The balance sheet amount represents total minimum lease payments receivable less unearned income. Income from finance leases is recognised in the profit and loss account in proportion to the funds invested. Fixed rate instalment credit agreements are treated in a similar manner to finance leases.

Lease agreements other than finance leases are classified as operating leases. Operating leases are included in loans and advances but are treated as fixed assets and depreciated over the shorter of the lease term and the estimated useful life of the asset. The profits arising from operating leases are recognised in the profit and loss account on a straight-line basis over the duration of each lease.

Income arising from the residual interest in instalment credit agreements which have been sold is credited to the profit and loss account as it accrues. Expenses incurred in generating this income are deferred and amortised over the duration of the income flow and in proportion to it.

Foreign Currencies
Assets and liabilities in foreign currencies are expressed in US dollar terms at rates of exchange ruling on the balance sheet date. Profits and losses earned in foreign currencies are expressed in US dollar terms at the average exchange rate of each currency against US dollar during the year. Exchange differences arising from the balance sheet period end rate and the profit and loss average rate are taken to reserves. Gains or losses arising from positions taken to hedge such profits and losses are included in the profit and loss account.

Translation differences arising from the application of closing rates of exchange to opening net assets denominated in foreign currencies are taken directly to reserves.

Exchange differences arising on the translation of opening net monetary assets and results of operations in areas experiencing hyper-inflation are included in the profit and loss account. Non-monetary assets in these areas are not retranslated.

All other exchange differences arising from normal trading activities, and on branch profit and dividend remittances to the United Kingdom, are included in the profit and loss account.

Investments in Subsidiary Undertakings
Investments in subsidiary undertakings are stated in the balance sheet of the Company at the Company's share of their attributable net assets, together with any long-term loans provided by the Company to the subsidiary undertakings.

Off-Balance Sheet Financial Instruments
Off-balance sheet financial instruments are valued with reference to market prices and the resultant profit or loss is included in the profit and loss account, except where the position in the instrument has been designated as a hedge when the profit or loss resulting from marking them to market is dealt with in the same way as the accounting treatment applied to the position hedged.

Trading positions are valued at market rates, and non-trading positions are valued on the same basis as the items being hedged.

Netting occurs where transactions with the same counterparty meet the following requirements. The balances must be determinable and in freely convertible currencies. The Standard Chartered entity can insist on net settlement, and this ability is beyond doubt.

Retirement Benefits
The Group operates some 50 retirement benefit schemes throughout the world. Arrangements for retirement benefits for members of staff are made in a variety of ways in accordance with local regulations and customs. The major schemes are of the defined benefit type.

The pension costs relating to these schemes are assessed in accordance with the advice of qualified actuaries. The assets of the schemes are generally held in separate funds administered by trustees.

The cost of providing pensions and other post-retirement benefits for employees is charged to the profit and loss account over their expected working lives.

The Group is complying with the transitional requirements of FRS17 – Retirement Benefits.

Sale and Repurchase Agreements
These are arrangements under which assets are sold by one party to another on terms that provide for the seller to repurchase the assets in certain circumstances at a later date.

Where the substance of the transaction is that of a secured loan, the sale and any apparent profit will not be recorded as such in the books of the seller, but the proceeds of sale will be recorded as a deposit.

Swaps and Sales of Assets
Assets acquired through debt exchange transactions are included in the accounts in the same line as the original underlying asset at the directors' assessment of their fair value. Where the asset represents exposure to a country which is experiencing payment difficulties, it is stated at its principal amount and any provision required to reduce the exposure to its fair value is included with other provisions of a like nature.

Profits and losses on sales of assets are calculated by reference to their net carrying amount, whether at historical cost (less any provisions made) or at a valuation, at the time of disposal.

Tangible Fixed Assets
Freehold and long leasehold premises (premises with unexpired lease terms of 50 years or more) are included in the accounts at their historical cost or at the amount of any subsequent valuation. Leasehold premises with no long-term premium value are not revalued.

Land is not depreciated. Freehold premises are amortised on a straight-line basis over their estimated residual lives. Leasehold premises are amortised over the remaining term of each lease on a straight-line basis.

Equipment, including fixed plant in buildings, computers and capitalised software development expenditure, is stated at cost and is depreciated on a straight-line basis over its expected economic life, which is six years on a weighted average basis.

Intangible Fixed Assets
Any purchased goodwill is capitalised and amortised to nil, on a straight-line basis, over its estimated useful life. The amortisation period of capitalised goodwill is up to 20 years, being the period over which the Group expects to derive economic benefit from the assets. Purchased goodwill arising on consolidation in respect of acquisitions before 1 January 1998 was written off through reserves in the year of acquisition and has not been restated. Any goodwill previously written off through reserves is charged through the profit and loss account in the year of disposal.

Fees and Commissions
Fees or commissions which represent a payment for a service provided in setting up a transaction, are credited to the profit and loss account once they are receivable.

Fees or commissions which in substance amount to an additional interest charge, are recognised over the life of the underlying transaction on a level yield basis.

1. Interest Receivable

	2002 $million	2001 $million
Balances at central banks	**3**	7
Treasury bills and other eligible bills	**256**	253
Loans and advances to banks	**675**	1,172
Loans and advances to customers	**3,536**	4,211
Profit on close out of interest rate swaps to hedge preference share dividends	**57**	–
Listed debt securities	**447**	377
Unlisted debt securities	**314**	399
	5,288	6,419

2. Interest Payable

	2002 $million	2001* $million
Deposits by banks	**396**	649
Customer accounts:		
Current and demand accounts	**164**	374
Savings deposits	**106**	131
Time deposits	**1,131**	1,783
Debt securities in issue	**125**	238
Subordinated loan capital:		
Wholly repayable within five years	**14**	24
Other	**289**	320
	2,225	3,519

*Comparative restated (see note 40).

3. Dealing Profits

	2002 $million	2001 $million
Income from foreign exchange dealing	**319**	374
Profits less losses on dealing securities	**65**	22
Other dealing profits	**36**	74
	420	470

4. Other Operating Income

	2002 $million	2001 $million
Other operating income includes:		
Profits less losses on disposal of investment securities	**18**	23
Dividend income	**5**	3

5. Administrative Expenses

	2002 $million	2001 $million
Staff costs:		
Wages and salaries	**951**	1,011
Social security costs	**26**	35
Other pension costs (note 6)	**73**	54
Other staff costs	**220**	141
	1,270	1,241
Premises and equipment expenses:		
Rental of premises	**142**	149
Other premises and equipment costs	**111**	118
Rental of computers and equipment	**16**	18
	269	285
Other expenses	**673**	735
Total administrative expenses	**2,212**	2,261

Other expenses includes $5.2 million (2001: $4.6 million) in respect of auditors' remuneration for the Group of which $0.4 million (2001: $0.4 million) relates to the Company. The auditors of the Company, KPMG Audit Plc and their associated firms, also received $9.3 million (2001: $6.0 million) in respect of non-audit services provided to the Group's UK subsidiaries, including regulatory reviews $2.3 million (2001: $1.2 million), capital raising activities $4.2 million (2001: $3.0 million), assistance relating to business acquisitions and disposals $0.5 million (2001: $0.5 million) and other assistance $2.3 million (2001: $1.3 million).

6. Retirement Benefits

The total charge for benefits under the Group's retirement benefit schemes was $73 million (2001: $54 million), of which $36 million (2001: $32 million) was for defined benefit pension schemes, $35 million (2001: $20 million) was for defined contribution pension schemes and $2 million (2001: $2 million) was for post-retirement benefits other than pensions. These have been assessed under the accounting standard, Statement of Standard Accounting Practice 24 – Retirement benefits (SSAP24).

The financial position of the Group's principal retirement benefit scheme, the Standard Chartered Pension Fund (the 'Fund') (a defined benefit scheme) is assessed in the light of the advice of an independent qualified actuary. The most recent actuarial assessment of the Fund for the purpose of funding was performed as at 31 December 2000 by T. Cunningham, Fellow of the Institute of Actuaries, of Lane, Clark and Peacock Actuaries, using the projected unit method. The assumptions having the most significant effect on the outcome of this valuation were:

Return from investments held for pensioners	4.5 per cent per annum
Return from investments held for non-pensioners before retirement, past service	7.0 per cent per annum
Return from investments held for non-pensioners before retirement, future service	8.0 per cent per annum
Return from investments held for non-pensioners after retirement	6.0 per cent per annum
General increase in salaries	5.0 per cent per annum
Increase in pensions:	
In deferment (where applicable)	2.5 per cent per annum
In payment* (pre April 1997 service)	2.5 per cent per annum
In payment (post April 1997 service)	2.5 per cent per annum

* Applies to discretionary increases and some guaranteed increases.

Applying these assumptions, at the valuation date the market value of the assets of the Fund ($1,233 million) was sufficient to cover 116 per cent of the benefits that had accrued to members (98 per cent including the allowance for discretionary benefit increases). The Group is paying additional contributions of $ 3.6 million per year over a period of ten years to ensure future discretionary increases are fully covered.

6. Retirement Benefits continued

Pension costs for the purpose of these accounts were assessed using the same method, but the assumptions were different in several respects. In particular, the return from investments held for non-pensioners was seven per cent per annum for service before 31 December 2002, eight per cent for non-pensioners for service from 31 December 2002 to retirement and six per cent per annum after retirement. The mortality table used for members who had not yet retired was reappraised.

Contributions payable to the Fund during 2002 were set at 17.1 per cent of pensionable salary for all United Kingdom (UK) and seconded staff and 31.7 per cent of pensionable salary for international staff and these are expected to remain stable over the next few years.

During 2002 payments of $16 million (2001: $11 million) were made to the Fund and the charge in these accounts for pension costs attributable to the Fund was $8 million (2001: $3 million). This was made up of a regular cost of $9 million (2001: $9 million) and a credit of $1 million (2001: credit of $6 million), being the annual cost of spreading the surplus using the straight-line method over a ten year period (2001: ten years). There were no material charges in respect of benefit improvements.

With effect from 1 July 1998 the Fund was closed to new entrants and all new employees are offered membership of a new, defined contribution scheme.

Charges to the profit and loss account in 2002 in respect of other UK pension schemes amounted to $9 million (2001: $7 million).

Overseas schemes

The actuarial positions of the Group's principal overseas defined benefit pension schemes have been assessed at various dates since 31 December 2000 by independent qualified actuaries. The total market value of the assets of the schemes at their respective assessment dates was $197 million, and the total actuarial value of these assets was sufficient to cover 90 per cent of the benefits that had accrued to members after allowing for expected future increases in earnings. Within this total, there were schemes which had deficits amounting to $23 million.

Contributions payable to the principal overseas scheme in 2002 ranged between five per cent and 15 per cent and these are expected to remain at these levels in the next few years.

The total charge to the profit and loss account in 2002 for all overseas schemes was $56 million (2001: $44 million), of which $28 million (2001: $29 million) was for defined benefit schemes, $26 million (2001: $13 million) was for defined contribution schemes and $2 million (2001: $2 million) was for post-retirement benefits other than pensions. The charge of $56 million comprises a regular cost of $57 million, and a credit of $1 million in respect of the spreading of other surpluses and deficits.

Provisions for liabilities and charges (note 33) includes $11 million (2001: $27 million) representing the excess of the accumulated amount charged against the Group's profits in 2002 and previous years in respect of pension costs compared with the contributions paid into the schemes concerned, together with $13 million (2001: $12 million) representing provisions for post-retirement benefits other than pensions.

Financial Reporting Standard 17 – Retirement Benefits

The disclosures required under the transitional arrangements within Financial Reporting Standard 17 – Retirement Benefits (FRS17) have been calculated by qualified independent actuaries based on the most recent full actuarial valuations updated to 31 December 2002. (The effective date of the full valuations range between 31 December 1999 and 31 December 2001.)

Separate figures are disclosed for the UK Fund and Overseas Schemes.

6. Retirement Benefits continued

The financial assumptions used at 31 December 2002 were:

	UK Fund		Overseas Pension Schemes[1]		Post-Retirement Medical[2]	
	2002	2001	**2002**	2001	**2002**	2001
Price inflation	2.3%	2.50%	1.50%–3.50%	1.50%–3.50%	1.75%	2.00%
Salary increases	4.8%	5.00%	4.0%–7.00%	4.25%–7.00%	4.00%	4.25%
Pension increases	2.3%	2.50%	2.25%–3.00%	2.50%–3.00%	N/A	N/A
Discount rate	5.7%	6.00%	5.00%–12.00%	5.75%–12.00%	6.75%	7.25%
Post-retirement medical trend rate	N/A	N/A	N/A	N/A	10% in 2002 reducing by 1% increments to 5% in 2007	12% in 2001 reducing by 1% increments to 5% in 2008

[1] The range of assumptions shown are for Hong Kong, India, Jersey, Kenya and the United States, they do not include the assumptions used for Zimbabwe as they lie outside the range.
[2] These values only cover the Post-Retirement Medical Plan in the United States.

The assets and liabilities of the schemes, attributable to defined benefit members, at the year end were:

	UK Fund		Overseas Pension Schemes		Post-Retirement Medical	
As at 31 December 2002	**Expected return on assets %**	**Value $million**	**Expected return on assets %**	**Value $million**	**Expected return on assets %**	**Value $million**
Equities	**8.3**	**237**	**7.0–12.0**	**98**	**N/A**	**N/A**
Bonds	**4.5**	**855**	**5.25–12.0**	**83**	**N/A**	**N/A**
Property	**6.4**	**1**	**7.0–12.0**	**2**	**N/A**	**N/A**
Others	**4.6**	**35**	**1.75–12.0**	**5**	**N/A**	**N/A**
Total market value of assets		**1,128**		**188**		**N/A**
Present value of the schemes' liabilities		**(1,235)**		**(272)**		**(14)**
Deficit recognised*		**(107)**		**(84)**		**(14)**
Related deferred tax asset		**32**		**25**		**4**
Net pension liability		**(75)**		**(59)**		**(10)**

	UK Fund		Overseas Pension Schemes		Post-Retirement Medical	
As at 31 December 2001	Expected return on assets %	Value $million	Expected return on assets %	Value $million	Expected return on assets %	Value $million
Equities	9.0	289	7.0–12.0	135	N/A	N/A
Bonds	4.9	712	7.0–12.0	73	N/A	N/A
Property	7.0	1	7.0–12.0	2	N/A	N/A
Others	5.3	49	7.0–12.0	10	N/A	N/A
Total market value of assets		1,051		220		N/A
Present value of the schemes' liabilities		(1,044)		(273)		(13)
Surplus/(deficit) recognised*		7		(53)		(13)
Related deferred tax (liability)/asset		(2)		16		4
Net pension asset/(liability)		5		(37)		(9)

* No scheme contains a surplus that is non-recoverable.

6. Retirement Benefits continued

If the above amounts had been recognised in the accounts, the Group's net assets and profit and loss account reserve at the year-end would be as follows:

	2002 $million	2001* $million
Net assets excluding pension assets	7,327	7,538
Pension liability	(144)	(41)
Net assets including pension assets	7,183	7,497
Profit and loss account excluding pension asset	3,643	3,850
Pension liability	(144)	(41)
Profit and loss account	3,499	3,809

*Comparative restated (see note 40).

The pension expense for defined benefit schemes on the FRS17 basis was:

	UK Fund	Overseas pension and post retirement medical schemes	Total
	2002 $million	2002 $million	2002 $million
Current service cost	10	23	33
Past service cost	2	–	2
Loss on settlement and curtailments	1	7	8
Total charge to operating profit	13	30	43
Expected return on pension scheme assets	(65)	(17)	(82)
Interest on pension scheme liabilities	64	18	82
(Credit)/charge to investment income	(1)	1	–
Total charge to profit before deduction of tax	12	31	43
Loss on assets	63	36	99
Experience gain on liabilities	(14)	(15)	(29)
Loss on change of assumptions	71	13	84
Total loss recognised in statement of total recognised gains and losses before tax	120	34	154

Movement in the pension schemes' and post retirement medical surplus/(deficit) during the year comprise:

	UK Fund $million	Overseas and post-retirement medical pension schemes $million
Surplus/(deficit) at beginning of year	7	(66)
Contributions	16	39
Current service cost	(10)	(23)
Past service cost	(2)	–
Settlement/curtailment cost	(1)	(7)
Other finance income	1	(1)
Actuarial loss	(120)	(34)
Exchange rate adjustment	2	(6)
Deficit at the end of the year	(107)	(98)

6. Retirement Benefits continued

The history of experience gains and losses for the financial year is as follows:

	2002 $million
Loss on scheme assets:	
Amount ($ million)	**99**
% of scheme assets at end of year	**7.52%**
Experience gain on scheme liabilities:	
Amount ($ million)	**(29)**
% of scheme liabilities at end of year	**1.91%**
Total actuarial gain recognised in statement of total recognised gains and losses:	
Amount ($ million)	**154**
% of scheme liabilities at end of year	**10.12%**

7. Depreciation and Amortisation

	2002 $million	2001 $million
Goodwill	**156**	140
Premises	**46**	55
Equipment	**143**	129
	345	324

8. Directors and Officers

Directors' emoluments

Details of directors' pay and benefits and interests in shares are disclosed in the directors' remuneration report on pages 46 to 56.

Transactions with directors, officers and others

As at 31 December 2002, the total amounts to be disclosed under the Companies Act 1985 (the Act) and the Listing Rules of the Stock Exchange of Hong Kong about loans to directors and officers were as follows:

	2002		2001	
	Number	$000	Number	$000
Directors	**3**	**9**	3	17
Officers*	**11**	**6,726**	7	5,189

* For this disclosure, the term 'officers' means the company secretary and band 1 senior management.

There were no other transactions, arrangements or agreements outstanding for any director, connected person or officer of the Company which have to be disclosed under the Act, the rules of the UK Listing Authority or the Listing Rules of the Stock Exchange of Hong Kong.

9. Taxation

	2002 $million	2001 $million
Analysis of taxation charge in the period		
The charge for taxation based upon the profits for the period comprises:		
United Kingdom corporation tax at 30 per cent (2001: 30 per cent)		
Current tax on income for the year	**266**	207
Adjustments in respect of prior periods	**17**	(2)
Double taxation relief	**(180)**	(179)
Foreign tax:		
Current tax on income for the period	**382**	345
Adjustments in respect of prior periods	**(56)**	(15)
Total current tax	**429**	356
Deferred tax:		
Origination/reversal of timing differences	**(42)**	22
Tax on profits on ordinary activities	**387**	378

9. Taxation continued

Overseas taxation includes taxation on Hong Kong profits of $31 million (2001: $21 million) provided at a ratio of 16 per cent (2001: 16 per cent) on the profits assessable in Hong Kong.

The current taxation charge for the year is higher than the standard rate of corporation tax in the United Kingdom, 30 per cent. The differences are explained below:

	2002 $million	2001 $million
Current tax reconciliation:		
Profit on ordinary activities before taxation	**1,262**	1,089
Current tax at 30 per cent (2001: 30 per cent)	**379**	327
Effects of:		
Goodwill amortisation not deductible for tax purposes	**46**	41
Higher taxes on overseas earnings	**55**	24
Non allowable depreciation	**9**	11
Adjustments to tax charge in respect of previous periods	**(39)**	(17)
Other items	**48**	(30)
Gains covered by capital losses brought forward	**(69)**	–
Total current taxation charge	**429**	356

10. Dividends on Non-equity Preference Shares

	2002 $million	2001 $million
Non-cumulative irredeemable preference shares:		
7⅜ per cent preference shares of £1 each	**11**	11
8¼ per cent preference shares of £1 each	**12**	12
Non-cumulative redeemable preference shares:		
8.9 per cent preference shares of $5 each	**85**	45
	108	68

11. Dividends on Ordinary Equity Shares

	2002		2001	
	Cents per share	$million	Cents per share	$million
Interim	**14.10**	**160**	12.82	145
Final	**32.90**	**385**	29.10	329
	47.00	**545**	41.92	474

The 2002 final dividend of 32.9 cents per share will be paid in either sterling, Hong Kong dollars, or US dollars on 13 May 2003 to shareholders on the register of members on 28 February 2003. It is intended that shareholders will be able to elect to receive shares credited as fully paid instead of the final dividend (or part thereof). Details will be sent to shareholders on or around 17 March 2003.

12. Earnings per Ordinary Share

	2002			2001		
	Profit $million	Average number of shares ('000)	Amount per share	Profit $million	Average number of shares ('000)	Amount per share
Basic earnings per ordinary share						
Profit attributable to ordinary shareholders	**736**	**1,135,664**	**57.6c**	631	1,128,407	55.9c
Premium paid on repurchase of preference shares	**(82)**	**–**	**–**	–	–	–
Basic earnings per ordinary share	**654**	**1,135,664**	**57.6c**	631	1,128,407	55.9c
Effect of dilutive potential ordinary shares						
Convertible bonds	**17**	**34,488**		16	34,488	
Options	**–**	**2,168**		–	4,478	
Diluted earnings per ordinary share	**671**	**1,172,320**	**57.2c**	647	1,167,373	55.4c

Normalised earnings per ordinary share
The following table shows the calculation of normalised earnings per share, i.e. based on the Group's results excluding amortisation of goodwill, profits/losses of a capital nature and profits/losses on repurchase of share capital.

	2002 $million	2001 $million
Basic earnings per ordinary share, as above	**654**	631
Premium paid on repurchase of preference shares	**82**	–
Amortisation of goodwill	**156**	140
Profits less losses on disposal of investment securities	**(18)**	(23)
Amounts written off fixed asset investments	**8**	–
Impairment of tangible fixed assets	**9**	–
Profit on close-out of interest rate swap to hedge preference share dividends	**(57)**	–
Tax charge relating to profit on interest rate swap	**17**	–
Normalised earnings	**851**	748
Normalised earnings per ordinary share	**74.9c**	66.3c

Please refer to note 36 for details of the repurchase of preference shares.

13. Treasury Bills and Other Eligible Bills

	2002 $million	2001 $million
Dealing securities	**164**	144
Investment securities	**4,886**	4,961
Total treasury bills and other eligible bills	**5,050**	5,105

The estimated market value of treasury bills and similar securities held for investment purposes amounted to $4,895 million (2001: $4,973 million).

Treasury bills and other eligible bills include $202 million (2001: $5 million) of bills sold subject to sale and repurchase transactions.

13. Treasury Bills and Other Eligible Bills continued

The change in the book amount of treasury bills and similar securities held for investment purposes comprised:

	Historical cost $million	Amortisation of discounts/ premiums $million	Book amount $million
At 1 January 2002	**4,972**	**(11)**	**4,961**
Exchange translation differences	**95**	**–**	**95**
Acquisitions	**10,453**	**–**	**10,453**
Maturities and disposals	**(10,654)**	**(13)**	**(10,667)**
Amortisation of discounts and premiums	**–**	**44**	**44**
At 31 December 2002	**4,866**	**20**	**4,886**

At 31 December 2002, unamortised discounts on treasury bills and similar securities held for investment purposes amounted to $10 million (2001: $19 million) and there were $5 million unamortised premiums (2001: $3 million).

14. Loans and Advances to Banks

	2002 $million	2001 $million
Repayable on demand	**2,396**	2,545
With a residual maturity of:		
Three months or less	**8,896**	9,082
Between three months and one year	**4,047**	6,795
Between one and five years	**387**	775
Over five years	**385**	418
	16,111	19,615
Provisions for bad and doubtful debts (note 17)	**(103)**	(37)
Interest in suspense (note 18)	**(7)**	–
	16,001	19,578

Loans and advances to banks include balances with central banks and other regulatory authorities amounting to $1,239 million (2001: $1,288 million) which are required by local statute and regulation and $128 million (2001: $111 million) which are subordinated to the claims of other parties.

15. Loans and Advances to Customers

	2002 $million	2001 $million
Repayable on demand	**6,509**	4,345
With a residual maturity of:		
Three months or less	**15,453**	14,883
Between three months and one year	**7,631**	8,570
Between one and five years	**11,673**	10,466
Over five years	**16,994**	16,348
	58,260	54,612
Specific provisions for bad and doubtful debts (note 17)	**(585)**	(914)
General provisions for bad and doubtful debts (note 17)	**(468)**	(468)
Interest in suspense (note 18)	**(198)**	(225)
	57,009	53,005

There are loans of $4 million (2001: $4 million) which are subordinated to the claims of other parties.

The Group's exposure to credit risk is concentrated in Hong Kong and the Asia Pacific region. The Group is affected by the general economic conditions in the territories in which it operates. The Group sets limits on the exposure to any counterparty, and credit risk is spread over a variety of different personal and commercial customers. The Group has outstanding residential mortgage loans to Hong Kong residents of approximately $13.0 billion (2001: $12.6 billion).

15. Loans and Advances to Customers continued

The following table shows loans and advances to customers by each principal category of borrower's business or industry:

				2002	2001
	One year or less $million	One to five years $million	More than five years $million	Total $million	Total $million
Loans to Individuals:					
Mortgages	1,977	4,399	14,012	20,388	18,749
Other	4,798	3,197	1,218	9,213	8,666
Consumer Banking	6,775	7,596	15,230	29,601	27,415
Agriculture, forestry and fishing	492	60	10	562	637
Construction	307	27	10	344	402
Commerce	4,435	489	60	4,984	4,239
Electricity, gas and water	486	111	119	716	965
Financing, insurance and business services	4,522	905	512	5,939	5,179
Loans to governments	857	59	29	945	922
Mining and quarrying	566	181	62	809	977
Manufacturing	6,299	1,604	420	8,323	8,341
Commercial real estate	1,751	48	20	1,819	926
Transport, storage and communication	1,899	415	472	2,786	2,229
Other	421	178	50	649	1,241
Wholesale Banking	22,035	4,077	1,764	27,876	26,058
General provisions				(468)	(468)
				57,009	53,005

16. Assets Leased to Customers

	2002 $million	2001 $million
Finance leases	315	457
Instalment credit agreements	832	787
	1,147	1,244

Assets leased to customers are included in loans and advances to customers.

The cost of assets acquired during the year for leasing to customers under finance leases and instalment credit agreements amounted to $203 million (2001: $159 million).

The aggregate amounts of leasing income receivable, including capital repayments, under finance leases amounted to $183 million (2001: $161 million).

17. Provisions for Bad and Doubtful Debts

	2002		2001	
	Specific $million	General $million	Specific $million	General $million
Provisions held at 1 January	951	468	1,146	468
Exchange translation differences	1	–	(12)	–
Amounts written off	(1,008)	–	(633)	–
Amounts written down	(23)	–	(368)	–
Recoveries of amounts previously written off	65	–	51	–
Other	(3)	–	35	–
New provisions	1,012	–	994	–
Recoveries/provisions no longer required	(307)	–	(262)	–
Net charge against profit	705	–	732	–
Provisions held at 31 December	688	468	951	468

Corporate loans and advances to customers against which provisions have been outstanding for two years or more are written down to their net realisable value.

17. Provisions for Bad and Doubtful Debts continued

The following table shows specific provisions by each principal category of borrower's business or industry:

	2002 $million	2001 $million
Loans to Individuals:		
Mortgages	76	74
Other	51	136
Consumer Banking	127	210
Agriculture, forestry and fishing	5	8
Construction	7	43
Commerce	129	218
Electricity, gas and water	11	1
Financing, insurance and business services	13	70
Loans to governments	–	5
Mining and quarrying	28	39
Manufacturing	244	262
Commercial real estate	1	3
Transport, storage and communication	3	13
Other	17	42
Wholesale Banking	458	704
Provision for bad and doubtful debts against loans and advances to customers (note 15)	585	914
Provisions for bad and doubtful debts against loans and advances to banks (note 14)	103	37
Total provisions for bad and doubtful debts	688	951

18. Interest in Suspense

	2002 $million	2001 $million
At 1 January	337	411
Exchange translation differences	2	(4)
Withheld from profit	199	229
Amounts written off	(201)	(321)
Other	–	22
At 31 December	337	337
Total interest in suspense relating to:		
Loans and advances to customers (note 15)	198	225
Loans and advances to banks (note 14)	7	–
Prepayments and accrued income	132	112
	337	337

19. Non-performing Loans

	2002			2001		
	SCNB (LMA) $million	Other $million	Total $million	SCNB (LMA) $million	Other $million	Total $million
Loans and advances on which interest is suspended	693	1,912	2,605	742	2,451	3,193
Specific provisions for bad and doubtful debts	(3)	(685)	(688)	(3)	(948)	(951)
Interest in suspense	–	(205)	(205)	–	(225)	(225)
	690	1,022	1,712	739	1,278	2,017

19. Non-performing Loans continued

The Group acquired Standard Chartered Nakornthon Bank (SCNB) (formerly Nakornthon Bank) in September 1999. Under the terms of the acquisition, non-performing loans (NPLs) of $904 million are subject to a Loan Management Agreement (LMA) with the Financial Institutions Development Fund (FIDF), a Thai Government agency. Under the LMA, the FIDF has guaranteed the recovery of a principal amount of the NPLs of $533 million. The LMA also provides, inter alia, for loss sharing arrangements whereby the FIDF will bear up to 85 per cent of losses in excess of the guaranteed amount. The carrying cost of the NPLs is reimbursable by the FIDF to SCNB every half year for a period of five years from the date of acquisition.

Excluding the SCNB non-performing loan portfolio, subject to the LMA, specific provisions and interest in suspense together cover 47 per cent (2001: 48 per cent) of total non-performing lending to customers. If lending and provisions are adjusted for the cumulative amounts written off of $1,652 million (2001: $1,574 million), the effective cover is 71 per cent (2001: 68 per cent).

			2002			2001
	Customers $million	Banks $million	Total $million	Customers $million	Banks $million	Total $million
Gross loans and advances on which interest is suspended	189	–	189	275	–	275
Gross loans and advances on which provisions have been raised	2,204	212	2,416	2,777	141	2,918
Total gross loans and advances on which interest is suspended	2,393	212	2,605	3,052	141	3,193

Income suspended in the period amounted to $259 million (2001: $287 million). Income recognised in the period was $60 million (2001: $58 million).

20. Debt Securities and Other Fixed Income Securities

				2002
	Book amount Investment securities $million	Book amount Dealing securities $million	Book amount Total debt securities $million	Valuation Investment securities $million
Issued by public bodies:				
Government securities	5,498	733	6,231	5,606
Other public sector securities	599	–	599	607
	6,097	733	6,830	6,213
Issued by banks:				
Certificates of deposit	4,260	32	4,292	4,258
Other debt securities	4,494	247	4,741	4,492
	8,754	279	9,033	8,750
Issued by other issuers:				
Bills discountable with recognised markets	–	113	113	–
Other debt securities	3,547	664	4,211	3,556
	3,547	777	4,324	3,556
Total debt securities	18,398	1,789	20,187	18,519
Of which:				
Listed on a recognised UK exchange	4,167	24	4,191	4,169
Listed elsewhere	7,244	692	7,936	7,350
Unlisted	6,987	1,073	8,060	7,000
	18,398	1,789	20,187	18,519
Book amount investment securities:				
One year or less	9,033			
One to five years	7,976			
More than five years	1,389			
	18,398			

20. Debt Securities and Other Fixed Income Securities continued

				2001
	Book amount Investment securities $million	Book amount Dealing securities $million	Book amount Total debt securities $million	Valuation Investment securities $million
Issued by public bodies:				
Government securities	4,454	1,006	5,460	4,532
Other public sector securities	607	20	627	613
	5,061	1,026	6,087	5,145
Issued by banks:				
Certificates of deposit	3,872	61	3,933	3,841
Other debt securities	2,260	33	2,293	2,261
	6,132	94	6,226	6,102
Issued by other issuers:				
Bills discountable with recognised markets	–	137	137	–
Other debt securities	3,252	269	3,521	3,258
	3,252	406	3,658	3,258
Total debt securities	14,445	1,526	15,971	14,505
Of which:				
Listed on a recognised UK exchange	4,208	–	4,208	4,219
Listed elsewhere	4,109	108	4,217	4,145
Unlisted	6,128	1,418	7,546	6,141
	14,445	1,526	15,971	14,505
Book amount investment securities:				
One year or less	7,063			
One to five years	6,370			
More than five years	1,012			
	14,445			

Debt securities include $552 million (2001: $203 million) of securities sold subject to sale and repurchase transactions, and $552 million (2001: $11 million) which are subordinated to the claims of other parties.

The valuation of listed investments is at market value and of unlisted investments at directors' estimate.

The change in the book amount of debt securities held for investment purposes comprised:

	Historical cost $million	Amortisation of discounts/ premiums $million	Book amount $million
At 1 January 2002	**14,422**	**23**	**14,445**
Exchange translation differences	**1,135**	**7**	**1,142**
Acquisitions	**38,314**	**5**	**38,319**
Maturities and disposals	**(35,488)**	**(24)**	**(35,512)**
Amortisation of discounts and premiums	**–**	**4**	**4**
At 31 December 2002	**18,383**	**15**	**18,398**

At 31 December 2002, unamortised premiums on debt securities held for investment purposes amounted to $307 million (2001: $75 million) and unamortised discounts amounted to $21 million (2001: $4 million).

21. Equity Shares and Other Variable Yield Securities

	2002		2001	
	Book amount Investment securities $million	Valuation Investment securities $million	Book amount Investment securities $million	Valuation Investment securities $million
Listed on a recognised UK exchange:				
Own shares	57	58	1	1
Other	1	1	–	–
Listed elsewhere	69	66	10	12
Unlisted	123	123	98	98
	250	248	109	111
One year or less	6	5	–	–
One to five years	45	46	26	27
More than five years	–	–	4	4
Undated	199	197	79	80
	250	248	109	111

The valuation of listed securities is at market value and of unlisted securities at directors' estimate.

Income from listed equity shares amounted to $1 million (2001: $1 million) and income from unlisted equity shares amounted to $4 million (2001: $2 million).

The change in the book amount of equity shares held for investment purposes comprised:

	Historical cost $million	Provisions $million	Book amount $million
At 1 January 2002	123	(14)	109
Exchange translation differences	4	(1)	3
Acquisitions	175	–	175
Disposals	(20)	2	(18)
Other	–	(19)	(19)
At 31 December 2002	282	(32)	250

The Royal Bank of Scotland Trust Company (Jersey) Limited is trustee of the 1995 Employees' Share Ownership Plan Trust (the 'trust'), which is an employee benefit trust used in conjunction with some of the Group's employee share schemes. The Trustee has agreed to satisfy a number of awards made under these schemes. As part of these arrangements Group companies fund from time to time, the trust to enable the trustee to aquire shares to satisfy these awards.

The trust has acquired, at market value, 7,160,366 Standard Chartered PLC shares which are held in a pool for the benefit of participants under the Group's Restricted Share Scheme and Executive Share Option Schemes. The purchase of these shares has been fully funded by the Group.

At 31 December 2002, the trust held 7,160,366 shares, of which 2,038,122 have vested unconditionally. The balance of 5,122,244 shares have been included in the Group balance sheet, as investments in own shares, at cost of $57 million. The market value of the unvested shares at 31 December 2002 was $58 million. 3,022,244 shares have been conditionally gifted to employees and 2,100,000 shares are under option to employees. Dividends on the shares held have been waived.

22. Investments in Subsidiary Undertakings

	Historical cost $million	Revaluation reserve $million	Loans $million	Total $million
At 1 January 2002, previously published	3,937	3,636	1,670	9,243
Prior year adjustment (note 40)	–	156	–	156
At 1 January 2002, restated	3,937	3,792	1,670	9,399
Exchange translation differences	3	10	25	38
Additions	300	–	–	300
Decrease in net assets of subsidiary undertakings	–	(625)	–	(625)
Other	–	–	(153)	(153)
At 31 December 2002	4,240	3,177	1,542	8,959

At 31 December 2002, the principal subsidiary undertakings, all indirectly held and principally engaged in the business of banking and provision of other financial services, were as follows:

Country and place of incorporation or registration	Main areas of operation	Group interest in ordinary share capital
Standard Chartered Bank, England and Wales	United Kingdom, Middle East, South Asia, Asia Pacific, Americas and, through Group companies, Africa	100%
Standard Chartered Grindlays Bank Limited, Australia	Middle East and South Asia	100%
Standard Chartered Bank Malaysia Berhad, Malaysia	Malaysia	100%
Manhattan Card Company Limited, Hong Kong	Hong Kong	100%
Standard Chartered Nakornthon Bank Public Company Limited, Thailand	Thailand	75%
Banco Standard Chartered, Peru	Peru, Venezuela, Colombia and Americas	100%

Details of all Group companies will be filed with the next annual return of the Company.

23. Intangible Fixed Assets

	Goodwill $million
Cost	
At 1 January 2002	2,493
Movements during the year	5
At 31 December 2002	2,498
Provisions for amortisation	
At 1 January 2002	224
Amortisation charged in the year	156
At 31 December 2002	380
Net book value at 31 December 2002	2,118
Net book value at 31 December 2001	2,269

Movements during the year relate to the purchase of the minority shareholding in Banco Standard Chartered.

Purchased goodwill in respect of acquisitions in 1998 is being amortised on a straight-line basis over ten years, and goodwill arising on acquisitions in 1999–2000 is being amortised on a straight-line basis over 20 years.

Following an impairment review goodwill relating to the Groups' Latin American businesses has been written down by $20 million.

24. Tangible Fixed Assets

	Premises $million	Equipment $million	Total $million
Cost or valuation			
At 1 January 2002	742	724	1,466
Exchange translation differences	(7)	7	–
Additions	51	158	209
Disposals and fully depreciated assets written off	(63)	(118)	(181)
Net deficit on revaluation	(92)	–	(92)
Other	(17)	17	–
At 31 December 2002	614	788	1,402
Depreciation			
Accumulated at 1 January 2002	148	326	474
Exchange translation differences	–	3	3
Charge for the year	37	143	180
Impairment losses	9	–	9
Write back of depreciation	(46)	–	(46)
Other	(5)	5	–
Attributable to assets sold or written off	(34)	(112)	(146)
Accumulated at 31 December 2002	109	365	474
Net book value at 31 December 2002	505	423	928
Net book value at 31 December 2001	594	398	992

	2002 $million	2001 $million
Premises – analysis of net book value		
Freehold	153	171
Long leasehold	74	72
Short leasehold	278	351
	505	594
Premises – cost or valuation		
At cost	196	606
At valuations made:		
Prior to 1999	–	39
1999	22	97
2002	396	–
	614	742
On the historical cost basis, the book amount of premises amounted to:		
Cost	661	679
Accumulated depreciation	(145)	(144)
Net book value	516	535

Valuations were carried out on an open market existing use basis by the directors based upon the advice of independent qualified professional valuers. The net book value of premises occupied by the Group for its own activities at 31 December 2002 was $505 million (2001: $594 million). Cost or valuation of premises subject to depreciation at 31 December 2002 was $484 million (2001: $702 million).

25. Future Rental Commitments Under Operating Leases

The Group's future annual rental commitments under operating leases are as follows:

	2002		2001	
	Premises $million	Equipment $million	Premises $million	Equipment $million
Annual rental on operating leases expiring:				
Within one year	12	1	18	2
Between one and five years	31	1	65	4
Five years or more	33	–	14	–
	76	2	97	6

The majority of leases relating to premises are subject to rent reviews.

26. Other Assets

	2002 $million	2001* $million
Mark-to-market adjustments arising on foreign exchange and interest rate contracts	**5,031**	4,784
Hong Kong Government certificates of indebtedness (note 42)	**2,015**	1,884
Assets awaiting sale	**13**	4
Deferred taxation (note 32)	**236**	188
Other	**1,811**	1,390
	9,106	8,250

*Comparative restated (see note 40).

The Hong Kong Government certificates of indebtedness, are surbordinated to the claims of other parties.

27. Deposits by Banks

	2002 $million	2001 $million
Repayable on demand	**2,742**	2,810
With agreed maturity dates or periods of notice, by residual maturity:		
Three months or less	**6,718**	7,342
Between three months and one year	**1,112**	1,042
Between one and five years	**277**	494
Over five years	**1**	–
	10,850	11,688

The deposits by banks over five years at 31 December 2002 are on a fixed rate charge of three per cent.

28. Customer Accounts

	2002 $million	2001 $million
Repayable on demand	**24,730**	22,135
With agreed maturity dates or periods of notice, by residual maturity:		
Three months or less	**39,691**	39,210
Between three months and one year	**5,539**	5,331
Between one and five years	**1,666**	1,132
Over five years	**–**	47
	71,626	67,855

29. Debt Securities in Issue

	2002			2001		
	Certificates of deposit of $100,000 or more $million	Other debt securities in Issue $million	Total $million	Certificates of deposit of $100,000 or more $million	Other debt securities in Issue $million	Total $million
By residual maturity:						
Three months or less	**1,642**	**142**	**1,784**	1,278	65	1,343
Between three and six months	**411**	**138**	**549**	1,204	37	1,241
Between six months and one year	**648**	**28**	**676**	239	82	321
Between one and five years	**1,527**	**152**	**1,679**	594	84	678
Over five years	**27**	**162**	**189**	–	123	123
	4,255	**622**	**4,877**	3,315	391	3,706

30. Structure of Deposits

The following table sets out the structure of the Group's deposits in the principal geographic regions where it operates at 31 December 2002 and 31 December 2001:

	2002 $million	2001 $million
Deposits by banks (note 27)	10,850	11,688
Customer accounts (note 28)	71,626	67,855
Debt securities in issue (note 29)	4,877	3,706
	87,353	83,249

2002

	Asia Pacific								
	Hong Kong $million	Singapore $million	Malaysia $million	Other Asia Pacific $million	India $million	Middle East & Other South Asia $million	Africa $million	Americas, UK & Group Head Office $million	Total Deposits $million
Non interest bearing current and demand accounts	1,341	992	828	597	807	1,465	696	428	7,154
Interest bearing current and demand accounts	10,841	1,860	76	1,590	3	500	908	2,939	18,717
Savings deposits	553	455	514	1,117	584	1,151	416	11	4,801
Time deposits	14,615	7,779	2,739	4,812	2,722	3,531	525	11,726	48,449
Other deposits	5	382	444	1,097	113	410	26	878	3,355
Total	27,355	11,468	4,601	9,213	4,229	7,057	2,571	15,982	82,476
Deposits by banks (note 27)	649	1,356	422	2,183	1,078	1,156	113	3,893	10,850
Customer accounts (note 28)	26,706	10,112	4,179	7,030	3,151	5,901	2,458	12,089	71,626
	27,355	11,468	4,601	9,213	4,229	7,057	2,571	15,982	82,476
Debt securities in issue (note 29)	1,813	177	295	358	82	–	–	2,152	4,877
Total	29,168	11,645	4,896	9,571	4,311	7,057	2,571	18,134	87,353

2001

	Asia Pacific								
	Hong Kong $million	Singapore $million	Malaysia $million	Other Asia Pacific $million	India $million	Middle East & Other South Asia $million	Africa $million	Americas, UK & Group Head Office $million	Total Deposits $million
Non interest bearing current and demand accounts	1,207	901	728	439	672	980	714	669	6,310
Interest bearing current and demand accounts	10,002	1,622	107	1,301	5	767	711	2,228	16,743
Savings deposits	582	437	579	1,042	518	1,040	372	220	4,790
Time deposits	16,687	7,078	2,824	4,565	2,798	3,672	461	9,831	47,916
Other deposits	4	253	303	1,099	57	205	190	1,673	3,784
Total	28,482	10,291	4,541	8,446	4,050	6,664	2,448	14,621	79,543
Deposits by banks (note 27)	1,001	1,028	472	2,051	1,115	1,298	67	4,656	11,688
Customer accounts (note 28)	27,481	9,263	4,069	6,395	2,935	5,366	2,381	9,965	67,855
	28,482	10,291	4,541	8,446	4,050	6,664	2,448	14,621	79,543
Debt securities in issue (note 29)	1,305	81	245	363	82	–	3	1,627	3,706
Total	29,787	10,372	4,786	8,809	4,132	6,664	2,451	16,248	83,249

31. Other Liabilities

	2002 $million	2001 $million
Mark-to-market adjustments arising on foreign exchange and interest rate contracts	**5,454**	4,792
Notes in circulation (note 42)	**2,015**	1,884
Short positions in treasury bills	**69**	210
Short positions in debt securities and equity shares	**178**	166
Current taxation	**255**	162
Proposed dividend	**385**	329
Other liabilities	**3,262**	2,367
	11,618	9,910

Short positions in treasury bills and short positions in debt securities and equity shares are stated at market value.

32. Deferred Taxation

	2002 $million	2001* $million
Deferred taxation comprises:		
Accelerated tax depreciation	**1**	17
Provisions for bad debts	**(173)**	(171)
Other timing differences	**(64)**	(34)
	(236)	(188)
Changes in deferred taxation balances during the year comprised:		
At 1 January	**(188)**	(185)
Exchange translation differences	**(4)**	2
Charge (credit to)/against profit	**(42)**	22
Other	**(2)**	(27)
At 31 December	**(236)**	(188)

The net deferred tax asset is included in other assets.

	2002 $million	2001* $million
No account has been taken of the following potential deferred taxation assets/(liabilities):		
Accelerated tax depreciation	**–**	52
Tax losses carried forward	**53**	137
Provisions for bad debts	**20**	20
Other	**10**	10
Unrelieved foreign tax	**76**	31
Premises revaluation	**(16)**	(16)

*Comparative restated (see note 40).

No provision is made for any tax liability which might arise on the disposal of subsidiary undertakings at the amounts stated in these accounts, other than in respect of disposals which are intended in the foreseeable future. As it is expected that substantially all such assets will be retained by the Group, it is considered that no useful purpose would be served by attempting to quantify the unprovided potential liability.

33. Provisions for Liabilities and Charges

	Provision for restructuring $million	Provision for retirement benefits $million	Provision for contingent liabilities and commitments $million	Total $million
At 1 January 2002	102	39	9	**150**
Exchange translation differences	–	(2)	1	**(1)**
Charge against profit	–	73	7	**80**
Provisions utilised	(79)	(91)	(3)	**(173)**
Other	–	5	2	**7**
At 31 December 2002	23	24	16	**63**

In August 2000, the Group announced a major efficiency programme to improve efficiency and customer service. This involved a major restructuring and re-shaping of the Group's business. The remaining provision will be utilised in 2003.

34. Subordinated Loan Capital

	2002 $million	2001* $million
Undated – Company		
Primary Capital Floating Rate Notes:		
$400 million	**400**	400
$300 million (Series 2)	**300**	300
$400 million (Series 3)	**400**	400
$200 million (Series 4)	**200**	200
£150 million	**242**	218
	1,542	1,518
Undated – Subsidiary undertakings		
£200 million Step-Up Notes	**311**	286
Undated subordinated loan capital – Group	**1,853**	1,804
Dated – Company		
£97 million 12⅞ per cent Subordinated Unsecured Loan Stock 2002/2007	**–**	141
Dated – Subsidiary undertakings		
£30 million Floating Rate Notes 2009	**48**	44
£300 million 6.75 per cent Notes 2009	**433**	432
€600 million 5.375 per cent Notes 2009	**562**	526
$25 million Floating Rate Notes 2004/2009	**25**	25
BWP 75 million Floating Rate Notes 2012	**14**	–
$325 million Floating Rate Notes 2005/2010	**311**	323
€575 million 4.5 per cent Notes 2010	**592**	498
$700 million 8.0 per cent subordinated notes 2031	**620**	688
€500 million 8.16 per cent non-cumulative Trust Preferred Securities 2010	**518**	437
£300 million 8.103 per cent Step-Up Callable Perpetual Trust Preferred Securities	**479**	430
Dated subordinated loan capital – Group	**3,602**	3,544
Dated subordinated loan capital – repayable:		
Between one and two years	**–**	141
Between two and five years	**336**	348
Over five years	**3,266**	3,055
Dated subordinated loan capital – Group	**3,602**	3,544
Total subordinated liabilities	**5,455**	5,348

*Comparative restated (see note 40).

All dated and undated loan capital described above is unsecured, unguaranteed and subordinated to the claims of other creditors including, without limitation, customer deposits and deposits by banks.

On 17 March 2000, the Group issued at par €575 million of 4.5 per cent Subordinated Guaranteed Convertible Bonds via a Jersey incorporated subsidiary, Standard Chartered Finance (Jersey) Ltd. The bondholders have the right to convert each bond (denominated in units of €1,000 face value) into one fully paid €1,000 Preference Share in Standard Chartered Finance (Jersey) Ltd at any time on or after 26 April 2000. These will be exchanged immediately for ordinary shares in Standard Chartered PLC at a price of 1,018.70 pence per ordinary share (the 'exchange price', which is subject to adjustment as set out in the offering circular). Unless previously redeemed, purchased and cancelled or converted, bonds will be redeemed on 30 March 2010, although they may be redeemed at Standard Chartered's option after 15 April 2005. They may be redeemed earlier if 85 per cent of the bonds have been converted.

On 11 May 2001, the Group issued Tier 1 Capital £300 million of 8.103 per cent Step-up Callable Perpetual Trust Preferred Securities. They are redeemable at the option of the Bank on 11 May 2016 or on any coupon payment date thereafter. Dividends are set at a rate of 8.103 per cent per annum until 2016. Thereafter they will be reset every five years as the aggregate of 4.275 per cent and the five year benchmark gilt-rate. The preferred securities may at the Bank's option, be either exchanged or their terms varied so that they become Upper Tier 2 securities, upon the occurrence of certain tax or regulatory events.

On 22 March 2000, the Group issued Tier 1 Capital €500 million of 8.16 per cent Non-cumulative Trust Preferred Securities in Standard Chartered Capital Trust 1 LP, a Delaware statutory business trust, representing a corresponding amount of 8.16 per cent Non-cumulative Partnership Preferred Securities of Standard Chartered Capital 1 LP, a Delaware limited partnership in which Standard Chartered Bank ('the Bank') is the general partner. The securities may be redeemed at the option of the Bank in its capacity as general partner of the Partnership in whole or (in certain circumstances) in part on 23 March 2010 or in whole or in part on any dividend payment date thereafter. Dividends are fixed at 8.16 per cent for ten years and at Euribor plus 3.8 per cent thereafter. The securities will be exchanged for preference shares in Standard Chartered PLC in the event that they

34. Subordinated Loan Capital continued

have not been redeemed by 2045, the Bank's or Group's total capital ratio is less than the regulatory minimum or the Partnership is liquidated. The holders of the securities will have the right, subject to the Partnership's right of redemption, to exchange their securities for the cash proceeds of a sale of ordinary shares of Standard Chartered PLC on 23 March 2010.

In February 2002, the Urgent Issues Task Force issued Abstract 33 – Obligations in Capital Instruments. This reviewed the classification of instruments that have the characteristics of both liabilities and shareholders' funds and provided further guidance on the accounting treatment of these issues. As a result of this €500 million 8.16 per cent Non-cumulative Trust Preferred Securities 2010 and £300 million 8.103 per cent Step-Up Callable Perpetual Securities were reanalysed from non-equity minority interests to subordinated loan capital.

On 30 September, 2002 £97 million 12⅞ per cent subordinated loan stock was redeemed pursuant to the Terms and Conditions of the Notes.

On 14 October 2002 Standard Chartered Bank Botswana Limited issued at par BWP 75 million Fixed Term Floating Rate Subordinated Notes due 14 October 2012. The coupon resets every three months dependant upon the Bank of Botswana three-month rate.

The Group policy is to manage its capital actively. During 2002 the Group bought back a portion of its subordinated debt issues on the open market. The amounts stated are net of the repurchases.

35. Minority Interests

The change in minority shareholders' interests (equity) in subsidiary undertakings comprised:

	Total* $million
At 1 January 2002	73
Exchange translation differences	(2)
Additions	171
Retained profits	13
Other	(6)
At 31 December 2002	249

* Restated balance at 1 January 2002 (see note 40).

36. Called-up Share Capital

Authorised

The authorised share capital of the Company at 31 December 2002 was $4,671 million (2001: $4,427 million) made up of 2,632 million ordinary shares of $0.50 each, 500 million non-cumulative preference shares of £1 each, 300 million non-cumulative preference shares of $5 each and one million non-cumulative preference shares of €1,000 each.

	Preference shares of $5 each Number of shares ('000)	Preference shares of £1 each Number of shares ('000)	Ordinary shares of $0.50 each Number of shares ('000)	Total $million
Allotted, called-up and fully paid				
At 1 January 2002	1,000	200,000	1,130,678	861
Exchange translation differences	–	–	–	32
Shares issued in Hong Kong	–	–	35,000	18
Preference shares repurchased	(659)	–	–	(3)
Issued instead of dividends	–	–	2,352	–
Issued under employee share option schemes	–	–	2,021	1
At 31 December 2002	341	200,000	1,170,051	909

On 31 October 2002, the Company listed its ordinary share capital on the Stock Exchange of Hong Kong and 35,000,000 shares were issued in Hong Kong at the price of HK$84.00 per share. The price of HK$84.00 represented an approximate two percent discount to 708 pence, which was the closing price of the Company's ordinary shares trading on the London Stock Exchange on 25 October 2002. The shares issued in Hong Kong represented approximately 3.1 per cent of the issued share capital at the time.

Part of the net proceeds from the issue of shares in Hong Kong was used to repurchase 659,126 of the Company's US dollar preference shares, as detailed below, with the remainder being invested in the Company's wholly-owned subsidiary, Standard Chartered Bank to support ongoing growth of the Group.

On 17 May 2002, 1,622,990 ordinary shares were issued instead of the 2001 final dividend. On 15 October 2002, 728,338 ordinary shares were issued instead of the 2002 interim dividend.

36. Called-up Share Capital continued

On 4 December 2002 the Company repurchased and cancelled 659,126 of its 8.9 per cent non-cumulative preference shares of $5 each at a price of $1,110 per share. The preference shares of $5 each were originally issued at a price of $1,000 per share and 340,874 of these shares remain in issue following the repurchase. The preference shares rank pari passu inter se with the existing preference shares and in priority to the ordinary shares. Subject to certain conditions, all or part of the preference shares may be redeemed at the option of the issuer, at dividend payment dates on or after October 2006.

The non cumulative 7⅜ per cent and 8¼ per cent preference shares of £1 each are irredeemable and carry the right to repayment of capital in the event of a winding up of the Company. They do not carry a right to vote at general meetings unless a dividend is unpaid or a resolution is proposed at the meeting to vary their rights.

Up to 117,005,066 ordinary shares of $0.50 each, being part of the authorised share capital, may be issued under the employee share schemes.

1984 and 1994 Executive Share Option Schemes

As at 1 January 2002, there were options outstanding over 6,964,259 ordinary shares under the schemes. During the year options over 1,297,125 ordinary shares lapsed and options over 563,143 ordinary shares were exercised at various prices from 116.875 pence to 808.5 pence. There were no options granted under these schemes during the year.

As at 31 December 2002, there were options outstanding over 5,103,991 ordinary shares which may be exercised on various dates up to 2009 under the rules of the schemes.

Supplemental Executive Share Option Scheme

As at 1 January 2002, there were options outstanding over 2,963,884 ordinary shares under the scheme. During the year 1,661,416 options over ordinary shares lapsed and there were no exercises.

The exercise of these options will be linked to performance criteria.

As at 31 December 2002, there were options outstanding over 1,302,468 ordinary shares, which may be exercised on various dates up to 2005 under the scheme rules.

1997 Restricted Share Scheme

As at 1 January 2002, there were allocations outstanding over 3,329,106 ordinary shares. During the year, allocations over 620,834 ordinary shares were exercised. The following allocations were made:

Date allocation made	Number of shares allocated	Exercise period
6 March 2002	2,190,462	2004–2009
20 May 2002	52,216	2004–2009
17 September 2002	210,055	2004–2009
5 December 2002	45,319	2004–2009

As at 31 December 2002, there were allocations outstanding over 4,938,714 ordinary shares, with allocations over 267,610 ordinary shares having lapsed during the year.

2000 Executive Share Option Scheme

As at 1 January 2002 there were options outstanding over 12,858,920 ordinary shares under the scheme. During the year options over 2,065,950 ordinary shares lapsed and no options were exercised.

The following options were granted under the scheme:

Date option granted	Option price per share	Number of shares under option	Exercise period
6 March 2002	722.8p	8,366,700	2005–2012
20 May 2002	861.8p	208,865	2005–2012
17 September 2002	718.2p	170,008	2005–2012
5 December 2002	772.3p	135,957	2005–2012

The exercise of options granted during the year will be linked to performance criteria and a personal shareholding requirement.

As at 31 December 2002, there were options outstanding over 19,674,500 ordinary shares which may be exercised at various dates up to 2012 under the rules of the scheme.

36. Called-up Share Capital continued

2001 Performance Share Plan

At 1 January 2002 there were options outstanding over 669,750 ordinary shares.

The following options were granted under the Plan:

Date option granted	Number of shares under option	Exercise period
6 March 2002	899,866	2005–2012
20 May 2002	52,216	2005–2012

The options granted under the 2001 performance share plan are nil cost options. The exercise of options granted during the year will be linked to performance criteria and a personal shareholding requirement. No options lapsed during the year and none were exercised.

At 31 December 2002 there were options outstanding over 1,621,832 ordinary shares.

Savings Related Share Option Schemes

UK Scheme

The terms of the Group's savings related share option schemes were amended in 1996 so that existing and future options may be subscribed for, at up to full market value, by a qualifying share ownership trust (QUEST) which will deliver them to the employees on payment of the option price. This makes the Group's subsidiaries more accountable for the cost of granting options. During the year 457,768 ordinary shares were issued to the QUEST and options were exercised over 400,486 ordinary shares at an average price to the employees of 437 pence per share, with the price received by the Company from the QUEST averaging 752 pence per share. The difference between the exercise price and the issue price was met by the Company's UK subsidiaries and has been included in the consolidated accounts as share premium.

At 1 January 2002, there were options outstanding over 1,926,630 ordinary shares under this scheme. During the year, options were exercised over 400,486 ordinary shares at prices from 200 pence to 723 pence and 438,104 options were registered as having lapsed. The following options were granted under the schemes:

Date option granted	Option price per share	Number of shares under option	Exercise period
6 September 2002	559.5p	810,003	2005–2008

At 31 December 2002, there were options outstanding over 1,898,043 ordinary shares, which may be exercised at various dates up to 2008 under the rules of the schemes.

International Scheme

The Company's savings related share option scheme is now available in all countries where the Group operates.

At 1 January 2002, there were 6,420,309 options outstanding under the scheme. During the year, 1,883,973 options were registered as having lapsed. Options were exercised over 972,375 ordinary shares at prices from 334 pence to 723 pence and the following options were granted under the scheme:

Date option granted	Option price per share	Number of shares under option	Exercise period
17 September 2002	559.5p	5,138,193	2005–2008

At 31 December 2002, there were options outstanding over 8,702,154 ordinary shares which may be exercised on various dates up to 2008 under the scheme rules.

37. Shareholders' Funds

	Share capital $million	Share premium account $million	Capital reserve $million	Capital redemption reserve $million	Premises revaluation reserve $million	Profit and loss account $million	2002 Total shareholders' funds $million	2001 Total shareholders' funds $million
At 1 January, previously published	861	2,761	5	–	45	3,710	7,382	6,353
Prior year adjustment (note 40)	–	–	–	–	16	140	156	155
At 1 January restated	861	2,761	5	–	61	3,850	7,538	6,508
Exchange translation differences	32	–	–	–	(6)	(26)	–	(118)
Shares issued, net of expenses	19	329	–	–	–	39	387	991
Repurchase of preference shares	(3)	(328)	–	3	–	(413)	(741)	–
Retained profit for the year	–	–	–	–	–	191	191	157
Premises revaluation	–	–	–	–	(48)	–	(48)	–
Capitalised on exercise of share options	–	2	–	–	–	(2)	–	–
Realised on disposal of premises	–	–	–	–	(4)	4	–	–
At 31 December	909	2,764	5	3	3	3,643	7,327	7,538
Equity interests							6,695	6,279
Non-equity interests							632	1,259
At 31 December							7,327	7,538

The cumulative amount of premiums on the acquisition of subsidiary and associated undertakings written off against Group reserves since 1973 is $27 million (2001: $27 million). This excludes amounts in respect of businesses sold.

A substantial part of the Group's reserves are held in overseas subsidiary undertakings and branches principally to support local operations or to comply with local regulations. The maintenance of local regulatory capital ratios could potentially restrict the amount of reserves which can be remitted. In addition, if these overseas reserves were to be remitted, further unprovided taxation liabilities might arise.

38. Company Share Capital and Reserves

	Share capital $million	Share premium account $million	Capital reserve $million	Capital redemption reserve $million	Revaluation reserve $million	Profit and loss account $million	2002 Total shareholders' funds $million	2001 Total shareholders' funds $million
At 1 January, previously published	861	2,761	5	–	3,636	119	7,382	6,353
Prior year adjustment (note 40)	–	–	–	–	156	–	156	155
At 1 January restated	861	2,761	5	–	3,792	119	7,538	6,508
Exchange translation differences	32	–	–	–	10	(14)	28	(8)
Shares issued, net of expenses	19	331	–	–	–	39	389	1,010
Repurchase of preference shares	(3)	(328)	–	3	–	(413)	(741)	–
(Decrease)/ increase in net assets of subsidiary undertakings	–	–	–	–	(625)	–	(625)	368
Profit for the year	–	–	–	–	–	1,391	1,391	202
Dividends paid and proposed	–	–	–	–	–	(653)	(653)	(542)
At 31 December	909	2,764	5	3	3,177	469	7,327	7,538
Equity interests							6,695	6,279
Non-equity interests							632	1,259
At 31 December							7,327	7,538

39. Consolidated Cash Flow Statement

(a) Reconciliation between operating profit before taxation and net cash inflow from operating activities

	2002 $million	2001* $million
Operating profit	**1,262**	1,089
Items not involving cash flow:		
Amortisation of goodwill	**156**	140
Depreciation and amortisation of premises and equipment	**189**	184
Loss on disposal of tangible fixed assets	**3**	1
Gain on disposal of investment securities	**(18)**	(23)
Amortisation of investments	**(48)**	(11)
Charge for bad and doubtful debts and contingent liabilities	**712**	731
Amounts written off fixed asset investments	**8**	–
Debts written off, net of recoveries	**(966)**	(950)
Decrease in accruals and deferred income	**(256)**	(66)
(Increase)/decrease in prepayments and accrued income	**(16)**	236
Adjustments for items shown separately:		
Interest paid on subordinated loan capital	**330**	321
Premium and costs on payment of subordinated liabilities	**10**	–
Net cash inflow from trading activities	**1,366**	1,652
Net increase in cheques in the course of collection	**(19)**	(71)
Net (increase)/decrease in treasury bills and other eligible bills	**(93)**	1
Net decrease in loans and advances to banks and customers	**485**	1,282
Net increase in deposits from banks, customer accounts and debt securities in issue	**2,891**	3,805
Net increase in dealing securities	**(302)**	(606)
Net decrease in mark-to-market adjustment	**414**	63
Net increase/(decrease) in other accounts	**36**	(13)
Net cash inflow from operating activities	**4,778**	6,113

*Comparative restated (see note 40).

(b) Analysis of changes in cash

	2002 $million	2001 $million
Balance at 1 January	**3,549**	4,278
Exchange translation differences	**61**	(121)
Net cash outflow	**(114)**	(608)
Balance at 31 December	**3,496**	3,549

(c) Analysis of cash

	2002 $million	2001 $million
Cash and balances at central banks	**1,100**	1,004
Demand loans and advances to banks	**2,396**	2,545
	3,496	3,549

39. Consolidated Cash Flow Statement continued

(d) Analysis of changes in financing during the year

	2002					2001			
	Share capital $million	Share premium $million	Capital reserve $million	Capital redemption reserve $million	Loan capital $million	Share capital $million	Share premium $million	Capital reserve $million	Loan capital $million
Balance at 1 January	861	2,761	5	–	4,481	719	1,907	–	4,075
Prior year adjustment (note 40)	–	–	–	–	867	–	–	–	458
At 1 January restated	861	2,761	5	–	5,348	719	1,907	–	4,533
Exchange translation differences	32	–	–	–	450	(9)	–	–	(108)
Transfer from share premium as a result of capital conversion	–	–	–	–	–	144	(149)	5	–
Share capital issued, net of expenses	19	329	–	–	–	7	984	–	–
Repurchase of preferences shares	(3)	(328)	–	3	–	–	–	–	–
Capitalised on exercise of share options	–	2	–	–	–	–	19	–	–
Issue of subordinated loan capital, net of expenses	–	–	–	–	12	–	–	–	1,119
Repayment of subordinated liabilities	–	–	–	–	(355)	–	–	–	(200)
Other	–	–	–	–	–	–	–	–	4
Balance at 31 December	909	2,764	5	3	5,455	861	2,761	5	5,348

40. Change in Accounting Policies.

Financial Reporting Standard 19 – Deferred Tax (FRS19) is effective for accounting periods ending on or after 23 January 2002, and the Group adopted FRS19 in the current period.

It specifies the provisions that are required for Deferred Tax, which are on a different basis to its predecessor, Statement of Standard Accounting Practice 15.

The adjustments have no effect on current or prior periods tax charge but affect the Deferred Tax balances, and Reserves. The brought forward balances at 1 January 2001 have been restated as follows: the Deferred Tax Asset balance is increased by $156 million, the Profit and Loss Reserves balance is increased by $140 million and the Premises Revaluation Reserve is increased by $16 million. In the Company balance sheet, the carrying value of Investments in Subsidiary Undertakings and the Revaluation Reserve is increased by $156 million.

In February 2002, the Urgent Issues Task Force issued Abstract 33 (UITF 33) – Obligations in Capital Instruments. This reviewed the classification of instruments that have the characteristics of both liabilities and shareholders' funds and provided further guidance on the accounting treatment of these issues.

In 2001, the £300 million 8.103 per cent Step-up Callable Perpetual Trust Preferred Securities and the €500 million 8.16 per cent non-cumulative Trust Preferred Securities were treated as minority interests (non-equity) in the consolidated accounts of Standard Chartered PLC, in accordance with Financial Reporting Standard 4 – Capital Instruments.

As a result of complying with UITF 33 the instruments have been reclassified from minority interests (non-equity) to liabilities. The restatement of principal balances at 31 December 2001 is $878 million together with accrued interest is $51 million and fee accruals of $11 million. The associated minority interest payable reclassified to interest payable is $59 million, for the year ended 31 December 2001.

Comparative figures for the year ended 31 December 2001 are restated to reflect these changes to accounting policy.

41. Segmental Information

By Geographic Segment

The following tables set out profit and loss information, average loans and advances to customers, net interest margin and selected balance sheet information by geographic segment for the years 2002 and 2001:

									2002
	Asia Pacific								
	Hong Kong $million	Singapore $million	Malaysia $million	Other Asia Pacific $million	India $million	Middle East & Other South Asia $million	Africa $million	Americas, UK & Group Head Office $million	Total $million
Interest receivable	1,718	780	349	789	597	638	316	1,541	6,728
Interest payable	(641)	(421)	(181)	(427)	(369)	(319)	(113)	(1,194)	(3,665)
Net interest income	1,077	359	168	362	228	319	203	347	3,063
Fees and commissions receivable, net	267	80	52	135	85	119	89	164	991
Dealing profits	68	31	15	73	43	58	37	95	420
Other operating income	4	15	(1)	2	38	5	3	(1)	65
Net revenue	1,416	485	234	572	394	501	332	605	4,539
Costs	(622)	(209)	(143)	(406)	(190)	(196)	(228)	(407)	(2,401)
Amortisation of goodwill								(156)	(156)
Total operating expenses	(622)	(209)	(143)	(406)	(190)	(196)	(228)	(563)	(2,557)
Operating profit before provisions	794	276	91	166	204	305	104	42	1,982
Charge for debts, contingent liabilities and commitments	(428)	(41)	(13)	(61)	(38)	(13)	(3)	(115)	(712)
Amounts written off fixed assets investments	–	–	–	–	–	–	–	(8)	(8)
Profit before taxation	366	235	78	105	166	292	101	(81)	1,262
Loans and advances to customers – average	21,121	7,534	3,808	5,952	2,186	4,369	1,042	8,451	54,463
Net interest margin (%)	3.0	2.3	2.6	2.3	4.2	3.7	6.9	1.0	3.1
Loans and advances to customers – period end	21,313	8,060	4,201	6,390	2,458	4,883	1,168	8,536	57,009
Loans and advances to banks – period end	2,507	2,027	394	2,703	212	1,792	218	6,148	16,001
Total assets employed	41,143	17,387	6,732	16,295	6,411	10,400	3,880	42,327	144,575
Total risk weighted assets and contingents	19,958	11,570	3,724	7,512	4,367	6,709	1,556	20,430	75,826

Total interest receivable and total interest payable include intra-group interest of $1,440 million. Total assets employed include intra-group items of $25,874 million and balances of $5,691 million which are netted in the Consolidated Balance Sheet. Total risk weighted assets and contingents include $1,272 million of balances which are netted in the note on Capital ratios on page 38 in accordance with regulatory guidelines.

Group central expenses and other overhead costs have been distributed between segments in proportion to their direct costs, and the benefit of the Group's capital has been distributed between segments in proportion to their risk weighted assets. Assets held at the centre have been distributed between geographic segments in proportion to their total assets employed.

Business acquisitions have been made as part of the Group's growth strategy. These activities are a result of corporate decisions made at the centre and the amortisation of purchased goodwill is included in the Americas, UK and Group Head Office segment.

The geographic segment is based on the location of the office.

41. Segmental Information continued

By Geographic Segment

	Asia Pacific								2001*
	Hong Kong $million	Singapore $million	Malaysia $million	Other Asia Pacific $million	India $million	Middle East & Other South Asia $million	Africa $million	Americas, UK & Group Head Office $million	Total $million
Interest receivable	2,377	913	385	892	572	749	339	2,479	8,706
Interest payable	(1,283)	(608)	(218)	(580)	(373)	(468)	(134)	(2,142)	(5,806)
Net interest income	1,094	305	167	312	199	281	205	337	2,900
Fees and commissions receivable, net	301	95	47	121	78	96	86	153	977
Dealing profits	50	40	20	90	42	55	62	111	470
Other operating income	(3)	–	3	6	36	4	2	10	58
Net revenue	1,442	440	237	529	355	436	355	611	4,405
Costs	(679)	(205)	(131)	(404)	(209)	(207)	(226)	(384)	(2,445)
Amortisation of goodwill								(140)	(140)
Total operating expenses	(679)	(205)	(131)	(404)	(209)	(207)	(226)	(524)	(2,585)
Operating profit before provisions	763	235	106	125	146	229	129	87	1,820
Charge for debts, contingent liabilities and commitments	(257)	(51)	(130)	(86)	(27)	(39)	(13)	(128)	(731)
Profit before taxation	506	184	(24)	39	119	190	116	(41)	1,089
Loans and advances to customers – average	21,233	6,311	3,555	5,520	1,909	4,102	1,007	9,198	52,835
Net interest margin (%)	3.2	1.9	2.7	2.3	4.0	4.0	8.2	1.0	3.0
Loans and advances to customers – period end	21,145	6,828	3,705	5,842	1,923	4,117	969	8,476	53,005
Loans and advances to banks – period end	1,227	2,315	607	3,184	398	1,704	325	9,818	19,578
Total assets employed	39,508	15,086	6,223	14,580	5,994	9,604	3,487	41,335	135,817
Total risk weighted assets and contingents	19,320	8,933	3,630	7,446	3,590	5,802	1,343	19,778	69,842

*Comparative restated (see note 40).

Total interest receivable and total interest payable include intra-group interest of $2,287 million. Total assets employed include intra-group items of $24,724 million and balances of $3,558 million which are netted in the Consolidated Balance Sheet. Total risk weighted assets and contingents include balances of $500 million which are netted in the note on Capital ratios on page 38 in accordance with regulatory guidelines.

Group central expenses and other overhead costs have been distributed between segments in proportion to their direct costs, and the benefit of the Group's capital has been distributed between segments in proportion to their risk weighted assets. Assets held at the centre have been distributed between geographic segments in proportion to their total assets employed.

Business acquisitions have been made as part of the Group's growth strategy. These activities are a result of corporate decisions made at the centre and the amortisation of purchased goodwill is included in the Americas, UK and Group Head Office segment.

The geographic segment is based on the location of the office.

41. Segmental Information continued

By Class of Business

	2002			2001*		
	Consumer Banking $million	Wholesale Banking $million	Total $million	Consumer Banking $million	Wholesale Banking $million	Total $million
Net interest income	**1,867**	**1,196**	**3,063**	1,702	1,198	2,900
Other income	**549**	**927**	**1,476**	520	985	1,505
Net revenue	**2,416**	**2,123**	**4,539**	2,222	2,183	4,405
Costs	**(1,190)**	**(1,211)**	**(2,401)**	(1,254)	(1,191)	(2,445)
Amortisation of goodwill			**(156)**			(140)
Total operating expenses[†]	**(1,190)**	**(1,211)**	**(2,557)**	(1,254)	(1,191)	(2,585)
Operating profit before provisions	**1,226**	**912**	**1,982**	968	992	1,820
Charge for debts, contingent liabilities, and commitments	**(603)**	**(109)**	**(712)**	(330)	(401)	(731)
Amount written off fixed assets investments	**–**	**(8)**	**(8)**	–	–	–
Profit before taxation	**623**	**795**	**1,262**	638	591	1,089
Total assets employed	**40,465**	**104,110**	**144,575**	44,992	90,825	135,817
Total risk weighted assets and contingents	**23,779**	**50,775**	**74,554**	21,688	47,654	69,342

[†] Total operating expenses include $156 million (2001: $140 million) amortisation of goodwill. This cost is a result of global projects managed from the centre and corporate decisions made at the centre and has not been attributed to business segments.

* Comparative restated (see note 40).

For the segmental information given above, Group central expenses and other overhead costs have been distributed between classes of business in proportion to their direct costs and the benefit of the Group's capital has been distributed between classes of business in proportion to their risk weighted assets. Total assets employed include intra-group items of $25,874 million (2001: $24,724 million) and balances which are netted in the summarised consolidated balance sheet of $5,691 million (2001: $3,558 million). Assets held at the centre have been distributed between classes of businesses in proportion to their total assets employed.

42. Secured Liabilities

	2002 $million	2001 $million
Notes in circulation (note 31)	**2,015**	1,884

The notes in circulation were secured by the deposit of funds of $2,015 million (2001: $1,884 million) in respect of which Hong Kong Government certificates of indebtedness were held (note 26).

43. Capital Commitments

Capital expenditure approved by the directors but not provided for in these accounts amounted to:

	2002 $million	2001 $million
Contracted	**12**	29
Not contracted	**27**	32

44. Assets and Liabilities in Currencies other than US dollar

	2002 $million	2001* $million
Total assets denominated in:		
US dollar	**51,079**	52,513
Other currencies	**61,931**	55,022
	113,010	107,535
Total liabilities denominated in:		
US dollar	**46,108**	52,750
Other currencies	**66,902**	54,785
	113,010	107,535

* Comparative restated (see note 40).

45. Contingent Liabilities and Commitments

The table below shows the contract or underlying principal amounts, credit equivalent amounts and risk weighted amounts of unmatured off-balance sheet transactions at the balance sheet date. The contract or underlying principal amounts indicate the volume of business outstanding and do not represent amounts at risk. The credit equivalent and risk weighted amounts have been calculated in accordance with the Bank of England's guidelines implementing the Basel Accord on capital adequacy, after taking account of collateral and guarantees received.

	2002			2001		
	Contract or underlying principal amount $million	Credit equivalent amount $million	Risk weighted amount $million	Contract or underlying principal amount $million	Credit equivalent amount $million	Risk weighted amount $million
Contingent liabilities						
Acceptances and endorsements	**897**	**897**	**854**	704	704	671
Guarantees and irrevocable letters of credit	**12,199**	**8,374**	**6,102**	11,227	7,926	5,940
Other contingent liabilities	**4,817**	**3,371**	**2,281**	3,645	2,352	1,895
	17,913	**12,642**	**9,237**	15,576	10,982	8,506
Commitments						
Documentary credits and short term trade-related transactions	**1,690**	**338**	**295**	2,032	406	328
Forward asset purchases and forward deposits placed	**21**	**21**	**4**	41	41	8
Undrawn formal standby facilities, credit lines and other commitments to lend:						
one year and over	**8,125**	**4,063**	**3,399**	6,487	3,244	2,358
Less than one year	**5,152**	**–**	**–**	6,911	–	–
Unconditionally cancellable	**28,815**	**–**	**–**	27,151	–	–
	43,803	**4,422**	**3,698**	42,622	3,691	2,694

Under the Basel Accord, credit equivalent amounts, obtained by applying credit conversion factors to the contract amount, are risk weighted according to the nature of the counterparty. Undrawn loan commitments which are unconditionally cancellable at any time or which have a maturity of less than one year have a risk weighting of zero.

46. Fair Values

These tables analyse the notional principal amounts and the positive and negative fair values of the Group's derivative financial instruments. Positive and negative fair values are the mark-to-market values of the derivative contracts adjusted for any amounts recognised in the Consolidated Profit and Loss Account for non-trading items. Notional principal amounts are the amount of principal underlying the contract at the reporting date.

Fair values at the period end are representative of the Group's typical position during the period.

Trading activities are defined as positions held in financial instruments with the intention of benefiting from short term rates or price movements.

46. Fair Values continued

The risk section of the Financial Review on pages 28 to 37 explains the Group's risk management of derivative contracts.

	2002			2001		
	Notional principal amounts $million	Positive fair value $million	Negative fair value $million	Notional principal amounts $million	Positive fair value $million	Negative fair value $million
Trading book						
Forward foreign exchange contracts	340,334	5,623	5,548	373,796	5,050	4,636
Foreign exchange derivative contracts						
Currency swaps and options	96,940	1,108	1,252	56,327	760	776
Interest rate derivative contracts						
Swaps	188,313	2,926	2,653	172,144	1,508	1,354
Forward rate agreements and options	28,335	108	91	73,051	158	114
Exchange traded futures and options	39,834	25	36	45,646	22	23
Total	256,482	3,059	2,780	290,841	1,688	1,491
Equity and stock index derivatives	–	–	–	123	–	–
Total trading book derivative financial instruments	693,756	9,790	9,580	721,087	7,498	6,903
Effect of netting		(5,691)	(5,691)		(3,558)	(3,558)
		4,099	3,889		3,940	3,345

Non-trading activities are defined as positions held with respect to management of the Group's assets and liabilities and related hedges.

	2002			2001		
	Notional principal $million	Positive fair value $million	Negative fair value $million	Notional principal $million	Positive fair value $million	Negative fair value $million
Non-trading book						
Forward foreign exchange derivative contracts						
Currency swaps and options	524	2	–	–	–	–
Interest rate derivative contracts						
Swaps	1,313	–	2	1,639	2	7
Forward rate agreements and options	181	2	1	6	–	–
Exchange traded futures and options	2,231	2	1	2,781	–	1
Total	3,725	4	4	4,426	2	8
Commodity derivative contracts	1,812	14	14	954	39	39
Total non-trading book derivative financial instruments	6,061	20	18	5,380	41	47

	2002		2001	
	Book value $million	Market value $million	Book value $million	Market value $million
Listed and publicly traded securities:				
Financial assets	16,337	16,451	13,223	13,283
Preference shares	632	753	1,259	1,377
Other financial liabilities	9,710	9,478	7,809	7,385
Financial liabilities	10,342	10,231	9,068	8,762

Financial assets include treasury bills, debt securities and equity shares. Other financial liabilities include debt securities in issue and subordinated loan capital.

47. Credit Exposures in respect of Derivative Contracts

The residual maturity analysis of the notional principal amounts of derivative contracts, excluding exchange traded futures and options, held at 31 December 2002 and 2001 for trading and non-trading purposes is set out below:

	2002				2001			
	Under one year $million	One to five years $million	Over five years $million	Total $million	Under one year $million	One to five years $million	Over five years $million	Total $million
Forward foreign exchange and foreign exchange derivative contracts								
Notional principal amount	415,839	18,589	3,370	437,798	415,360	12,608	2,155	430,123
Net replacement cost	6,294	360	79	6,733	5,513	232	65	5,810
Interest rate derivative contracts								
Notional principal amount	120,843	77,219	20,080	218,142	160,364	74,811	11,665	246,840
Net replacement cost	578	1,490	968	3,036	637	836	195	1,668
Equity and stock index derivatives								
Notional principal amount	–	–	–	–	123	–	–	123
Net replacement cost	–	–	–	–	–	–	–	–
Commodity derivative contracts								
Notional principal amount	943	869	–	1,812	424	530	–	954
Net replacement cost	3	11	–	14	18	21	–	39
Counterparty risk								
Financial institutions				9,034				7,057
Non financial institutions				749				460
Total net replacement cost				9,783				7,517

The risk section of the Financial Review on pages 28 to 37 explains the Group's risk management of derivative contracts.

48. Interest Rate Sensitivity Gap for the Non-Trading Book

This table shows the extent to which the Group's interest rate exposures on assets and liabilities are matched but does not take into account the currency of the exposure or the effect of interest rate options used by the Group to hedge these exposures. Items are allocated to time bands by reference to the earlier of the next contractual interest rate repricing date and maturity date.

	2002							
	Non-trading book							
	Three months or less $million	Between three months and six months $million	Between six months and one year $million	Between one year and five years $million	More than five years $million	Non-interest bearing $million	Trading book $million	Total $million
Assets								
Cash, balances at central banks and cheques in course of collection	458	–	–	–	–	779	–	1,237
Treasury bills and other eligible bills	2,826	1,115	943	59	22	–	85	5,050
Loans and advances to banks	10,731	2,540	1,463	277	135	619	236	16,001
Loans and advances to customers	45,055	4,656	2,939	3,113	1,143	–	103	57,009
Debt securities and equity shares	7,510	3,503	2,120	4,654	627	768	1,255	20,437
Other assets	75	2	311	11	3	7,665	5,209	13,276
Total assets	66,655	11,816	7,776	8,114	1,930	9,831	6,888	113,010
Liabilities								
Deposits by banks	8,479	579	569	275	–	574	374	10,850
Customer accounts	57,579	3,025	2,686	1,645	–	6,578	113	71,626
Debt securities in issue	1,914	416	539	1,608	189	–	211	4,877
Other liabilities	171	1	221	111	50	6,304	5,768	12,626
Subordinated liabilities	–	–	–	338	5,165	(48)*	–	5,455
Minority interests and shareholders' funds	–	–	–	–	–	7,576	–	7,576
Total liabilities	68,143	4,021	4,015	3,977	5,404	20,984	6,466	113,010
Off balance sheet items	1,237	(337)	(1,014)	114	–	–	–	–
Interest rate sensitivity gap	(251)	7,458	2,747	4,251	(3,474)	(11,153)	422	–
Cumulative gap	(251)	7,207	9,954	14,205	10,731	(422)	–	–

* Unamortised discount on the issue of subordinated loan capital.

The risk section of the Financial Review on pages 28 to 37 explains the Group's risk management with respect to asset and liability management.

48. Interest Rate Sensitivity Gap for the Non-Trading Book continued

	2001*							
	Non-trading book							
	Three months or less $million	Between three months and six months $million	Between six months and one year $million	Between one year and five years $million	More than five years $million	Non-interest bearing $million	Trading book $million	Total $million
Assets								
Cash, balances at central banks and cheques in course of collection	374	–	–	–	–	800	–	1,174
Treasury bills and other eligible bills	2,548	1,496	718	266	22	–	55	5,105
Loans and advances to banks	11,647	4,617	2,103	276	16	896	23	19,578
Loans and advances to customers	44,158	3,753	1,904	2,707	468	–	15	53,005
Debt securities and equity shares	5,854	2,548	2,403	3,789	354	120	1,012	16,080
Other assets	165	5	86	25	2	7,412	4,898	12,593
Total assets	64,746	12,419	7,214	7,063	862	9,228	6,003	107,535
Liabilities								
Deposits by banks	9,208	784	487	613	–	585	11	11,688
Customer accounts	55,417	2,862	2,530	1,065	5	5,725	251	67,855
Debt securities in issue	1,252	1,513	188	630	123	–	–	3,706
Other liabilities	145	34	110	32	–	5,665	5,341	11,327
Subordinated liabilities	1,511	542	–	–	3,338	(43)†	–	5,348
Minority interests and shareholders' funds	–	–	–	–	–	7,611	–	7,611
Total liabilities	67,533	5,735	3,315	2,340	3,466	19,543	5,603	107,535
Off balance sheet items	(9,064)	1,043	225	4,855	2,941	–	–	–
Interest rate sensitivity gap	(11,851)	7,727	4,124	9,578	337	(10,315)	400	–
Cumulative gap	(11,851)	(4,124)	–	9,578	9,915	(400)	–	–

*Comparative restated (see note 40).
† Unamortised discount on the issue of subordinated loan capital.

49. Non-Structural Currency Exposures

The Group does not maintain material non-trading open currency positions other than the structural currency exposures arising from its investment in overseas operations and their related funding (see note 50).

The risk section of the Financial Review on page 37 explains risk management with respect to the Group's hedging policies.

50. Structural Currency Exposures

The Group's structural currency exposures were as follows:

	2002			2001		
	Net investments in overseas units $million	**Borrowing in the functional currency of the units concerned hedging the net investment in the units $million**	**Structural currency exposures $million**	Net investments in overseas units $million	Borrowing in the functional currency of the units concerned hedging the net investment in the units $million	Structural currency exposures $million
Functional currency of the business unit:						
Singapore Dollar	**49**	**–**	**49**	4	–	4
Indian Rupee	**459**	**–**	**459**	278	–	278
Hong Kong Dollar	**(32)**	**–**	**(32)**	–	–	–
Malaysian Ringgit	**428**	**–**	**428**	453	–	453
Thai Baht	**27**	**–**	**27**	20	–	20
UAE Dirham	**170**	**–**	**170**	316	–	316
Sterling	**1,593**	**(1,542)**	**51**	633	(725)	(92)
Other non US dollar	**799**	**–**	**799**	808	–	808
Total	**3,493**	**(1,542)**	**1,951**	2,512	(725)	1,787

50. Structural Currency Exposures continued

Structural currency exposures for 2001 and 2002 relate to net investments in non US dollar units.

In the years ended 31 December 2001 and 2002, the Group's main operations in non US dollar units were Asia, Africa and the United Kingdom. The main operating (or 'functional') currencies of its overseas business units therefore include Hong Kong Dollar, Malaysian Ringgit, Singapore Dollar and Sterling. As the Group prepares its consolidated financial statements in US dollars, it follows that the Group's consolidated balance sheet is affected by movements in the exchange rates between functional currencies and US dollars.

These currency exposures are referred to as structural. Translation gains and losses arising from these exposures are recognised in the Consolidated Statement of Total Recognised Gains and Losses.

The risk section of the Financial Review on page 37 explains the risk management with respect to the Group's hedging policies.

51. Market Risk

Trading book	12 months to 31 December 2002			31 December 2002	12 months to 31 December 2001			31 December 2001
	Average $million	High $million	Low $million	Actual $million	Average $million	High $million	Low $million	Actual $million
Daily value at risk:								
Interest rate risk	**2.6**	**6.0**	**1.6**	**1.6**	2.6	4.2	2.1	2.1
Foreign exchange risk	**1.9**	**2.6**	**1.1**	**1.1**	2.5	5.3	1.3	1.5
Total	**4.5**	**8.6**	**2.7**	**2.7**	5.1	9.5	3.5	3.5

This note should be read in conjunction with the market risk section of the Financial Review on pages 28 to 37 which explains the Group's market risk management.

The Group measures the risk of losses arising from future potential adverse movements in interest and exchange rates, prices and volatilities using VaR methodology. This methodology measures the estimated potential change in the market value of the portfolio during a specified period.

The Group Trading book exposure shown in the table above is not a sum of the interest rate and exchange rate risks. The highest and lowest VaR are independent, and could have occurred on different days.

The Group uses a combination of variance-covariance methodology and historical simulation to measure VaR on all market risk related activities. In 2002, most of the trading book VaR was measured using the historical simulation and the remainder using the variance-covariance approach. The exposures above are reported under the variance-covariance methodology

VaR is calculated for expected movements over a minimum of one business day and to a confidence level of approximately 97.5 per cent. This confidence level suggests that potential daily losses, in excess of the VaR measure, are only likely to be experienced six times per year.

For derivative products and FX products the historic simulation method is used with an observation period of 250 days. The historical simulation approach involves the complete revaluation of all unmatured contracts to reflect the effect of historically observed changes in market risk factors on the valuation of the current portfolio. This entails building a set of valuations of the portfolio and a set of changes in value relative to the current market valuation, from which VaR can be derived.

The variance-covariance methodology is based on statistical analysis of past interest and exchange rate movements over the past two to three years with greater weight given to more recent data. The derived volatility and correlations are applied to risk factor sensitivities to measure the VaR.

Offsetting between exchange rate and interest rate exposures is not allowed. This approach is conservative, as the diversification effects that would be implied if such offsetting were allowed, are likely to have the impact of reducing the overall VaR.

51. Market Risk continued

The Group recognises that there are limitations to the generic VaR methodology. These limitations include the fact that the risk factors may not fall within the assumption of a normal distribution, i.e. that a greater than expected number of observations may fall outside the stated confidence level. Also, the historical data may not be the best proxy for future price movements, either because the observation period does not include extreme price movements or, in some cases, because data is not available. Losses beyond the confidence interval are not captured by a VaR calculation, which therefore gives no indication of the size of unexpected losses in these situations. This is particularly relevant in the case of extreme market movements, which may arise in periods of low liquidity and invalidate the assumption that positions can be closed in a liquid market. VaR is calculated as the Group's exposure as at the close of business, London time. Intra-day risk levels may vary from those reported at the end of the day.

To manage the risk arising from events which the VaR methodology does not capture, the Group regularly back-tests and stress tests its main risk exposures. In back testing actual profits and losses are compared with VaR estimates to track the accuracy of the predictions. Stress testing involves valuing portfolios at prices which assume extreme changes in risk factors beyond the range of normal experience. Positions that would give rise to potentially significant losses under a low probability stress event are reviewed by the Group Risk Committee.

52. Hedging Instruments – Unrecognised Gains and Losses on Derivative Hedges

Gains and losses on derivatives used for hedging are recognised and reported in the profit and loss account and balance sheet in line with the underlying items which are being hedged. At 31 December 2002, the unrecognised gains and losses on derivatives used for hedging where the item being hedged had not been recognised were $20 million and $18 million respectively.

			2002			2001
	Gains $million	Losses $million	Net gains/ (losses) $million	Gains $million	Losses $million	Net gains/ (losses) $million
Unrecognised gains and losses at 1 January	41	47	(6)	42	22	20
Exchange translation differences	–	–	–	–	–	–
Gains and losses arising in previous years recognised in the year	(26)	(31)	5	(40)	(20)	(20)
Gains and losses arising in the year but not recognised	5	2	3	39	45	(6)
Unrecognised gains and losses at 31 December	20	18	2	41	47	(6)
Of which:						
Gains and losses expected to be recognised within one year	4	4	–	20	22	(2)
Gains and losses expected to be recognised in more than one year	16	14	2	21	25	(4)
	20	18	2	41	47	(6)

53. UK and Hong Kong Accounting Requirements

The consolidated financial statements of the Group are prepared in accordance with UK GAAP which differs in certain significant respects from Hong Kong GAAP. There would be no material differences between the accounting conventions except as set out below:

Investments in securities
UK GAAP
Securities, including equity shares and treasury bills, which are intended for use on a continuing basis are classified as investment securities. Investment securities are stated at cost less any provision for permanent diminution in value. Where dated investment securities are purchased at a premium or a discount, these premiums or discounts are amortised through the profit and loss account. Securities other than investment securities are classified as dealing securities and are stated at market value.

Hong Kong GAAP
Under Hong Kong Statement of Accounting Practice 24 – Accounting for Investments in Securities (SSAP24), investment securities classified as held-to-maturity securities are stated at amortised cost less any provision for diminution in value. Other securities, not intended to be held until maturity, are accounted for under the 'alternative' treatment. Under the alternative treatment securities are identified as either trading or non-trading. Trading securities are stated at fair value with changes in fair value recognised in the profit and loss account as they arise. Non-trading securities are stated at fair value with changes in fair value recognised in the revaluation reserve until disposal.

If the Group had prepared its financial statements under Hong Kong SAAP24 there would have been a net charge to the profit and loss account of $20 million (2001: $1 million), an increase in investment in securities of $60 million (2001: increase of $1 million) and a credit to reserves of $42 million (2001: credit of $1 million).

Tangible Fixed Assets
UK GAAP
Under Financial Reporting Standard 15 – Tangible Fixed Assets (FRS15), revaluation gains should be recognised in the profit and loss account only to the extent (after adjusting for subsequent depreciation) that they reverse revaluation losses on the same asset that were previously recognised in the profit and loss account. All other revaluation gains should be recognised in the statement of total recognised gains and losses.

All revaluation losses that are caused by a clear consumption of economic benefits should be recognised in the profit and loss account. Other revaluation losses should be recognised:

- In the statement of total recognised gains and losses until the carrying amount reaches its depreciated historical cost; and
- thereafter, in the profit and loss account unless it can be demonstrated that the recoverable amount (the higher of net realisable value and value in use as defined in Financial Reporting Standard 11 – Impairment of fixed assets and goodwill) of the asset is greater than the revalued amount, in which case the loss should be recognised in the statement of recognised gains and losses to the extent that the recoverable amount of the asset is greater than its revalued amount.

Hong Kong GAAP
Under Hong Kong SSAP17 – Property, Plant and Equipment, when an asset's carrying amount is increased as a result of revaluation, the increase should be credited directly to equity under the heading of revaluation reserve. However, a revaluation increase should be recognised as income to the extent that it reverses a revaluation decrease of the same asset previously recognised as an expense.

When an asset's carrying amount is decreased as a result of a revaluation, the decrease should be recognised as an expense. However, a revaluation decrease should be charged directly against any related revaluation reserve to the extent that the decrease does not exceed the amount held in the revaluation reserve in respect of that same asset. Any excess thereafter will be charged to the profit and loss account.

At 31 December 2002, the Group's total properties comprised less than one per cent of the Group's total assets. A formal revaluation of certain of the Group's principal properties was performed at 31 August 2002, and at 30 September 2002 for all other properties, by independent valuers.

If the Group had prepared its financial statements under Hong Kong SSAP17 there would have been a net charge to the profit and loss account of $80 million (2001: $Nil million) in respect of valuations below depreciated historical cost.

53. UK and Hong Kong Accounting Requirements continued
Dividends
UK GAAP
Dividends declared after the period end are recognised as a liability in the period to which they relate.

Hong Kong GAAP
Under Hong Kong SSAP9 (revised) – Events after the balance sheet date which is effective for accounting periods beginning on or after 1 January 2001, dividends are only recognised as a liability in the accounting period in which they are declared by the directors (in the case of interim dividends) or approved by the shareholders (in the case of final dividends).

The retained profit for the year ended 31 December 2002 would be increased by $56 million (year ended 31 December 2001, $31 million increase) had the Company adopted Hong Kong SSAP9 (revised), and there would have been an increase in reserves of $385 million (2001: increase $329 million).

Cash Flow Statement
UK GAAP
The Group prepares its cash flow statement in accordance with Financial Reporting Standard 1 – Cash flow statements (FRS1). FRS1 is based on cash, with no concept of cash equivalents. Cash is defined as cash in hand and deposits with qualifying financial institutions repayable on demand, less overdrafts from such institutions repayable on demand.

Hong Kong GAAP
Under Hong Kong SSAP15 – Cash flow statements (Revised 2001) the statement is based on a wider concept of cash and cash equivalents. Cash includes cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Hong Kong SSAP15 also specifies that bank borrowings are generally considered to be financing activities. However, bank overdrafts repayable on demand which form an integral part of an enterprise's Cash Management are included as a component of cash and cash equivalents.

In addition, Hong Kong SSAP15 is different from FRS1 in respect of the presentation/classification of the cash flow statement. Hong Kong SSAP15 classifies cash flows under three headings: (a) cash flows from operating activities; (b) cash flows from investing activities; and (c) cash flows from financing activities. FRS1 specifies a fuller analysis using eight headings: (a) cash flows from operating activities; (b) dividends from joint ventures and associates; (c) returns on investment and servicing of finance; (d) taxation; (e) capital expenditure and financial investment; (f) acquisitions and disposals; (g) equity dividends paid; and (h) financing.

Retirement Benefits
UK GAAP
Background
Financial Reporting Standard 17 – Retirement benefits (FRS17) has been published by the Accounting Standards Board in December 2000 to replace United Kingdom SSAP24 – Accounting for pension costs.

Currently UK SSAP24 is still applicable although additional disclosure is required under the transitional provisions in FRS17.

Hong Kong GAAP
Hong Kong SSAP34 – Employment benefits has been published by the Hong Kong Society of Accountants in December 2001 and is effective for periods beginning on or after 1 January 2002. Hong Kong SSAP34 contains transitional provisions which are applicable only to defined benefit plans.

Hong Kong SSAP34 requires the defined benefit pension scheme assets to be measured at fair value at the balance sheet date. Hong Kong SSAP34 requires actuarial gains and losses to be recognised in the profit and loss account if the net cumulative unrecognised actuarial gains and losses at the end of the previous reporting period exceeded the greater of ten per cent of the present value of the defined benefit obligation at that date (before deducting plan assets) and ten per cent of the fair value of any plan assets at that date. These limits should be calculated and applied separately for each defined benefit plan. Actuarial gains and losses falling outside this ten per cent 'corridor' may be recognised in the profit and loss account over the average remaining working lives of participating employees. However, recognition on a fast systematic basis is permitted if consistently applied. In addition, Hong Kong SSAP34 does not allow the balance sheet or liability to be offset by the related deferred tax.

53. UK and Hong Kong Accounting Requirements continued

Transitional provisions for defined benefit scheme are summarised as follows:

- A liability or asset at the date of first adoption of Hong Kong SSAP34 needs to be determined and compared to the amount that would have been recognised at the same date under the previous accounting policy.
- A resulting transitional loss can be recognised either immediately under Hong Kong SSAP2 – Net profit or loss for the period, fundamental errors and changes in accounting policies or on a straight-line basis over up to five years from the date of adoption.
- A resulting transitional gain should be recognised immediately under Hong Kong SSAP2.

The Group has not quantified, on practical grounds, the differences arising from the different treatments between Hong Kong GAAP and UK GAAP for retirement benefits. In order to quantify the differences, the Group would need to examine approximately 50 different retirement benefit schemes operating throughout the world during the period. Additionally, the Group has already provided disclosures under two accounting standards (UK SSAP24 and FRS17). Full compliance with a third standard (Hong Kong SSAP34) would be costly in terms of commissioning a third actuarial review, the results of which the Group do not believe would be materially different from those obtained under the FRS17 disclosures.

Investment in subsidiaries

UK GAAP

Standard Chartered PLC has recorded its investments in subsidiary undertakings at the Company's share of their attributable net assets, together with any long-term loans provided by the Company to the subsidiary undertakings.

Hong Kong GAAP

Under Hong Kong SSAP32 – Consolidated Financial Statements and Accounting for Investments in Subsidiaries, investments in undertakings are recorded at cost less any impairment loss in the Company balance sheet.

If the Company had prepared its financial statements under Hong Kong SSAP32 there would have been a reduction in the reserves of the Company at 31 December 2002 of $3,177 million (2001: $3,792 million).

There would have been no impact on the consolidated financial statements of the Group.

Deferred taxation

UK GAAP

Under Financial Reporting Standard 19 – Deferred tax, deferred taxation is provided in full, subject to the recoverablility of deferred tax assets, on timing differences at the rates of taxation anticipated to apply when the differences crystallise, arising from the inclusion of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements.

Hong Kong GAAP

Under Statement of Standard Accounting Practice 12 – Accounting for deferred tax, provision is made, under the liability method, for the tax effect arising from all material timing differences which are expected with reasonable probability to crystallise in the forseeable future.

The deferred tax asset balance would be decreased by $165 million at 31 December 2002 (31 December 2001: $156 million) and the deferred tax liability balance would be increased by $nil at 31 December 2002 (at 31 December 2001: $nil; 2000). The profit and loss reserves balance would be decreased by $149 million (at 31 December 2001: $140 million) and the Premises Revaluation Reserve would be decreased by $16 million at 31 December 2002 (at 31 December 2001: US $16 million).

Average Balance Sheets and Yield

The following tables set out the average balances and yields for Standard Chartered's assets and liabilities for the years ended 31 December 2002 and 31 December 2001. For the purpose of the following table, average balances have generally been determined on the basis of daily balances, except for certain categories, for which balances have been determined less frequently. The Company does not believe that the information presented in this table would be significantly different had such balances been determined on a daily basis.

	2002			
	Average non interest earning balance $million	Average interest earning balance $million	Interest income $million	Gross yield per cent
Assets				
Cash, balances at central banks and cheques in course of collection	946	184	3	1.8
Treasury bills and other eligible bills	–	5,006	256	5.1
Gross loans and advances to banks	1,072	19,821	732	3.7
Gross loans and advances to customers	625	56,977	3,536	6.2
Provisions against loans and advances to banks and customers	(2,509)	(708)	–	–
Debt securities	11	18,387	761	4.1
Equity shares	124			
Premises and equipment	949			
Prepayments, accrued income and other assets	8,094			
Total average assets	9,312	99,667	5,288	5.3

	2001			
	Average non* interest earning balance $million	Average interest earning balance $million	Interest income $million	Gross yield per cent
Assets				
Cash, balances at central banks and cheques in course of collection	758	180	7	3.8
Treasury bills and other eligible bills	–	3,690	253	6.9
Gross loans and advances to banks	1,117	24,518	1,172	4.8
Gross loans and advances to customers	901	55,286	4,211	7.6
Provisions against loans and advances to banks and customers	(2,404)	(735)	–	–
Debt securities	14	13,799	776	5.6
Equity shares	59			
Premises and equipment	942			
Prepayments, accrued income and other assets	8,576			
Total average assets	9,963	96,738	6,419	6.6

*Comparative restated (see note 40).

Average Balance Sheets and Yield continued

	2002			
	Average non interest bearing balance $million	Average interest bearing balance $million	Interest expense $million	Rate paid per cent
Liabilities				
Non interest bearing current and demand accounts	6,473	–		
Interest bearing current and demand accounts	–	18,339	194	1.1
Saving deposits	43	4,750	107	2.2
Time deposits	15	50,297	1,403	2.8
Other deposits	96	3,310	93	2.8
Debt securities in issue	1,930	4,151	125	3.0
Accruals, deferred income and other liabilities	6,200	–	–	–
Subordinated liabilities:				
Undated loan capital	–	1,795	61	3.4
Dated loan capital	–	3,842	242	6.3
Minority interests	118			
Shareholders' funds	7,620			
Total average liabilities and shareholders' funds	22,495	86,484	2,225	2.6
Net yield				2.7
Net interest margin				3.1

	2001			
	Average non* interest bearing balance $million	Average* interest bearing balance $million	Interest* expense $million	Rate paid per cent
Liabilities				
Non interest bearing current and demand accounts	5,322	–	–	
Interest bearing current and demand accounts	–	16,140	421	2.6
Saving deposits	45	4,703	132	2.8
Time deposits	21	51,864	2,204	4.2
Other deposits	45	3,648	180	4.9
Debt securities in issue	1,758	4,696	238	5.1
Accruals, deferred income and other liabilities	6,512	–	–	–
Subordinated liabilities:				
Undated loan capital	–	1,507	78	5.2
Dated loan capital	–	4,066	266	6.5
Minority interests	74			
Shareholders' funds	6,300			
Total average liabilities and shareholders' funds	20,077	86,624	3,519	4.1
Net yield				2.6
Net interest margin				3.0

* Comparative restated (see note 40).

Volume and Price Variances

The following table analyses the estimated change in Standard Chartered's net interest income attributable to changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective interest rates for the periods presented. Volume and rate variances have been determined based on movements in average balances and average exchange rates over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. Variances caused by changes in both volume and rate have been allocated to changes in volume.

	2002 versus 2001		
	Increase/(decrease) in interest due to		Net* increase/ (decrease)
	Volume $million	Rate $million	in interest $million
Interest-earning assets			
Cash and unrestricted balances at central banks	–	(4)	(4)
Treasury bills and other eligible bills	67	(64)	3
Loans and advances to banks	(179)	(261)	(440)
Loans and advances to customers	105	(780)	(675)
Debt securities and equity shares	190	(205)	(15)
Total interest-earning assets	183	(1,314)	(1,131)
Interest-bearing liabilities			
Dated subordinated loan capital	(14)	(10)	(24)
Undated subordinated loan capital	10	(27)	(17)
Interest bearing current and demand accounts	23	(250)	(227)
Savings deposits	1	(26)	(25)
Time deposits	(44)	(757)	(801)
Other deposits	(9)	(78)	(87)
Debt securities in issue	(16)	(97)	(113)
Total interest bearing liabilities	(49)	(1,245)	(1,294)

	2001 versus 2000		
	Increase/(decrease) in interest due to		Net* increase/ (decrease)
	Volume $million	Rate $million	in interest $million
Interest-earning assets			
Cash and unrestricted balances at central banks	1	1	2
Treasury bills and other eligible bills	(19)	(42)	(61)
Loans and advances to banks	24	(375)	(351)
Loans and advances to customers	440	(681)	(241)
Debt securities and equity shares	238	(73)	165
Total interest-earning assets	684	(1,170)	(486)
Interest-bearing liabilities			
Dated subordinated loan capital	111	(1)	110
Undated subordinated loan capital	–	(30)	(30)
Interest bearing current and demand accounts	47	(275)	(228)
Savings deposits	10	(10)	–
Time deposits	246	(687)	(441)
Other deposits	27	(83)	(56)
Debt securities in issue	(9)	(52)	(61)
Total interest bearing liabilities	432	(1,138)	(706)

*Comparative restated (see note 40).

Five Year Summary

	2002 $million	2001* $million	2000* $million	1999* $million	1998* $million
Operating profit before provisions	**1,982**	1,820	1,347	1,622	1,889
Provisions for bad and doubtful debts, and contingent liabilities and commitments	**(712)**	(731)	(470)	(801)	(723)
Amounts written off fixed asset investments	**(8)**	–	–	–	–
Operating profit	**1,262**	1,089	877	821	1,166
Profit before taxation	**1,262**	1,089	1,409	821	1,166
Profit attributable to shareholders	**844**	699	1,026	557	793
Loans and advances to banks	**16,001**	19,578	23,759	18,470	15,816
Loans and advances to customers	**57,009**	53,005	51,882	46,651	43,311
Total assets	**113,010**	107,535	102,435	87,786	79,562
Deposits by banks	**10,850**	11,688	11,103	8,999	8,184
Customer accounts	**71,626**	67,855	65,037	56,941	50,252
Shareholders' funds	**7,327**	7,538	6,508	5,594	4,837
Total capital resources[1]	**13,031**	12,959	11,117	8,783	6,839
Information per ordinary share					
Basic earnings per share	**57.6c**	55.9c	92.2c	50.8c	76.8c
Normalised earning per share[2]	**74.9c**	66.3c	71.1c	53.7c	77.8c
Dividends per share	**47.00c**	41.92c	38.105c	36.967c	34.395c
Net asset value per share	**572.05c**	555.3c	551.1c	496.6c	450.2c
Ratios					
Post-tax return on ordinary shareholders' funds-normalised basis[2]	**13.4%**	12.0%	13.4%	11.5%	18.2%
Basic cost to income ratio	**53.1%**	55.8%	57.3%	57.0%	51.6%
Cost to income ratio – normalised basis[2]	**53.6%**	55.8%	57.3%	57.0%	51.6%
Capital ratios:					
Tier 1 capital	**8.6%**	9.0%	7.2%	8.8%	8.5%
Total capital	**14.5%**	16.2%	14.3%	15.1%	13.0%

*Comparative restated (see note 40).

(1) Shareholders' funds, minority interests and subordinated loan capital.

(2) Results on a normalised basis reflect the Group's results, excluding profits and losses of a capital nature, charges for restructuring and profits and losses on repurchase of share capital.

Principal Group Addresses

Head Office
Standard Chartered PLC
1 Aldermanbury Square,
London EC2V 7SB
Telephone: +44 (020) 7280 7500

Australia
Standard Chartered Bank
Australia Limited
Level 1, 345 George Street,
Sydney, New South Wales 2000
(Postal address: GPO Box 7042,
Sydney, NSW 2001), Australia
Telephone: +61 (02) 9232 9333
Country Chief Executive Officer: Eugene Ellis

Bahrain
Standard Chartered Bank
Government Road,
PO Box 29, Manama, Bahrain
Telephone: +973 223636
Country Chief Executive Officer: Osman Morad

Bangladesh
Standard Chartered Bank
PO Box 502/169, Hadi Mansion,
2 Dilkusha C/A, Dhaka – 1000,
Bangladesh
Telephone: +880 (02) 956
2337/956 1713
Country Chief Executive Officer: David Fletcher

Botswana
Standard Chartered Bank
Botswana Limited
PO Box 496, 5th Floor,
Standard House, The Mall,
Gaborone, Botswana
Telephone: +267 360 1500
Country Chief Executive Officer: Nigel Jones

Brunei
Standard Chartered Bank
51–55 Jalan Sultan, Bandar Seri
Begawan BS8811, (Postal address:
PO Box 186, BS8670),
Brunei Darussalam
Telephone: +673 (02) 220345
Country Chief Executive Officer: Hans Theilkuhl

Cameroon
Standard Chartered Bank
Cameroon S.A.
Boulevard de la Liberté, BP 1784,
Douala, Cameroon
Telephone: +237 343 5200
Country Chief Executive Officer: George Mortimer

China
Standard Chartered Bank
35/F China Merchants Tower,
161 East Lujiazui Lu, Pudong
District, Shanghai 200120, China
Telephone: +86 (021) 5887 1230
Extn 7338
Country Chief Executive Officer: Stanley Wong

Hong Kong SAR
Standard Chartered Bank
Standard Chartered Bank Building,
4–4A Des Voeux Road, Central,
(Postal address: GPO Box 21),
Hong Kong
Telephone: +852 2820 3333
Director Standard Chartered Bank
Chief Executive Officer: Peter Wong

Colombia
Banco Standard Chartered
Colombia
Calle 74 No. 6–65, Cundinamarca,
Bogotá, Colombia
Telephone: +57 (01) 326 4030
Country Chief Executive Officer:
Sergio Upegui-Kausel

Falkland Islands
Standard Chartered Bank
PO Box 597, Ross Road,
Stanley, Falkland Islands
Telephone: +500 22220/21352
Chief Executive Officer: Nick Hutton

The Gambia
Standard Chartered Bank Gambia
PLC
Box 259, 8 Ecowas Avenue,
Banjul, The Gambia
Telephone: +220 227744
Country Chief Executive Officer:
Onesimo Jacob Mukumba

Ghana
Standard Chartered Bank
Ghana Limited
Head Office, High Street Building,
Accra, PO Box 768, Accra, Ghana
Telephone: +233 (021) 664591–8
Country Chief Executive Officer: Ebenezer Essoka

Greece
Standard Chartered
Grindlays Bank
7 Merlin Street, Athens, Greece
Telephone: +301 362 4601
Country Chief Executive Officer: Roy Gibbs

India
Standard Chartered Bank
90 Mahatma Ghandi Road,
PO Box 725, Mumbai, 400 001, India
Telephone: +91 (022) 267 0162
Regional General Manager, India and Nepal:
A. Christopher M. Low

Indonesia
Standard Chartered Bank
Wisma Standard Chartered Bank,
Jl. Jend. Sudirman Kav.33–A,
Jakarta 10220,
(Postal address: PO Box 57 JKWK
Jakarta 10350), Indonesia
Telephone: +62 (021) 251 3333
Country Chief Executive Officer: Stewart Hall

Ivory Coast
Standard Chartered Bank
Cote d'Ivoire SA
23 Boulevard de la Republique,
17 BP 1141, Abidjan 17,
Cote d'Ivoire
Telephone: +225 20 30 32 00
Country Chief Executive Officer: Christopher Knight

Japan
Standard Chartered Bank
21st Floor, Sanno Park Tower,
2–11–1, Nagata–Cho,
Chiyoda–Ku, Tokyo 100–6155
Telephone: +81 (03) 5511 1200
Country Chief Executive Officer: Julian Wynter

Jersey
Standard Chartered Grindlays
(Offshore) Ltd
13–15 Castle Street, St. Helier,
Jersey JE4 8PT Channel Islands
Telephone: +44 (01534) 704000
Chief Executive Officer: Andrew Hunter

Jordan
Standard Chartered Bank
PO Box 9997, Shemesani,
Amman 11191, Jordan
Telephone : +962 (06) 568 3429
Country Chief Executive Officer: Zahid Rahim

Kenya
Standard Chartered Bank
Kenya Limited
Moi Avenue, Box 30003 – 00100
GPO, Nairobi, Kenya
Telephone: +254 (02) 3209 3000
Country Chief Executive Officer: Michael C. Hart

Lebanon
Standard Chartered Bank s.a.l.
Dbaye 509 Building, Dbaye Highway,
PO Box 70216, Antelias, Lebanon
Telephone: +961 (04) 542474
Country Chief Executive Officer: Aamir Hussain

Macau
Standard Chartered Bank
8/F Office Tower, Macau Landmark,
Avenida de Amizade, Z.A.P.E.,
PO Box 3014, Macau
Telephone: +853 786111
Chief Executive Officer: Stanley Wong

Malaysia
Standard Chartered Bank Malaysia
Berhad
1st Floor, 2 Jalan Ampang,
50450 Kuala Lumpur,
(Postal address: PO Box 11001,
50732 Kuala Lumpur), Malaysia
Telephone: +60 (03) 2072
6555/7766
Country Chief Executive Officer: John Kivits

Mauritius
Standard Chartered Bank
(Mauritius) Limited
8/F Happy World House
Sir William Newton Street
Port Louis, Mauritius
Telephone: +230 208 8268
Country Chief Executive Officer: Anish Paul

Nepal
Standard Chartered Bank
Nepal Limited
GPO Box 3990, Naya Baneshwar,
Kathmandu, Nepal
Telephone: +977 1783 753/782 333
Country Chief Executive Officer: Sujit Mundal

Nigeria
Standard Chartered Bank Nigeria
Limited
Plot 105b, Ajose Adeogun Street,
Victoria Island, Lagos, Nigeria
Telephone: +234 (01) 320
2000/262 6801–5/262 6815–19
Country Chief Executive Officer: David D. Cutting

Oman
Standard Chartered Bank
PO Box 2353, Postal Code 112,
Ruwi, Sultanate of Oman
Telephone: +968 704 484
Country Chief Executive Officer:
Murtadha Mohamed Ali Kukoor

Pakistan
Standard Chartered Bank
PO Box 5556, I. I. Chundrigar
Road, Karachi 74000, Pakistan
Telephone: +92 (21)
2416945/2416541
Country Chief Executive Officer: Azhar Hamid

Peru
Banco Standard Chartered
Av. Canaval y Moreyra 454,
Second Floor, San Isidro,
Lima 27, Peru
Telephone: +51 (01) 411 7000
Country Chief Executive Officer: Francisco Sardon

Philippines
Standard Chartered Bank
6788 Ayala Avenue,
Makati City, Philippines
Telephone: +63 (02) 886 7888
Country Chief Executive Officer: Simon Morris

Qatar
Standard Chartered Bank
Abdullah Bin Jasim Street,
PO Box 29, Doha, State of Qatar
Telephone: +974 4414248
Country Chief Executive Officer: Arif Mansoor

Republic of Korea (South Korea)
Standard Chartered Bank
22nd Floor, Seoul Finance Center
Building, 84, Taepyeongno 1–Ga,
Jung-Ku, Seoul 100–101,
Republic of Korea
Telephone: +82 (02) 750 6114
Country Chief Executive Officer: Bill Gemmel

Sierra Leone
Standard Chartered Bank
Sierra Leone Limited
Head Office, 9 & 11, Lightfoot
Boston Street, PO Box 1155,
Freetown, Sierra Leone
Telephone: +232 (0) 22
226220/225021
Country Chief Executive Officer: Simon Millett

Singapore
Standard Chartered Bank
6 Battery Road, Singapore 049909
(Postal address: PO Box 1901,
Singapore 903801)
Telephone: +65 6 225 8888
Country Chief Executive Officer: Euleen Goh

Sri Lanka
Standard Chartered Bank
37 York Street, PO Box 112,
Colombo 1, Sri Lanka
Telephone: +94 (01) 480000
Country Chief Executive Officer: Wasim Saifi

Taiwan
Standard Chartered Bank
168 Tun Hwa North Road,
Taipei 105, Taiwan
Telephone: +886 (02) 2716
6261/2717 2866
Country Chief Executive Officer: Roland Teo

Tanzania
Standard Chartered Bank Tanzania
Limited
International House Property,
Corner Shaaban Robert and
Garden Avenue, PO Box 9011,
Dar es Salaam, Tanzania
Telephone: +255 (22) 2122 160
Country Chief Executive Officer: Stanley Tsikirayi

Thailand
Standard Chartered Bank
Standard Chartered Nakornthon
Bank Public Company Limited
90 North Sathorn Road, Silom,
Bangrak, Bangkok 10500, Thailand
Telephone: +66 (02) 724 4000
Country Chief Executive Officer: Vishnu Mohan

Uganda
Standard Chartered Bank Uganda
Limited
5 Speke Road, Kampala,
(Postal address: PO Box 7111,
Kampala), Uganda
Telephone: +256 (041) 341623
Country Chief Executive Officer: Richard Etemesi

United Arab Emirates
Standard Chartered Bank
PO Box 999, Al Mankhool Road,
Dubai, United Arab Emirates
Telephone: +971 (04) 5070 350/352
Country Chief Executive Officer: Ray Ferguson

United Kingdom
Standard Chartered Bank
1 Aldermanbury Square,
London EC2V 7SB
Telephone: +44 (020) 7280 7500
Country Chief Executive Officer: Andrew Hunter

United States of America
Standard Chartered Bank
One Madison Avenue,
New York, USA
Telephone: +1 (212) 6670700
Country Chief Executive Officer: James F. McCabe

Venezuela
Banco Standard Chartered
Centro Banaven, Torre D, Piso 5,
Avenida La Estrancia, urbanizacion
Chuao, Caracas 1060, Venezuela
Telephone: +58 (212) 993 3293
Country Chief Executive Officer: Irene Pestana

Vietnam
Standard Chartered Bank
Hanoi Towers, Unit 8–01, 49 Hai Ba
Trung Street, Hanoi, Vietnam
Telephone: +84 (04) 825 8970
Country Chief Executive Officer: Philip Skevington

Zambia
Standard Chartered Bank
Zambia PLC
Standard House, PO Box 32238,
Cairo Road, Lusaka 10101, Zambia
Telephone: +260 (01) 229242–50
Country Chief Executive Officer: Peter McLean

Zimbabwe
Standard Chartered Bank
Zimbabwe Limited
John Boyne House, PO Box 373,
38 Speke Avenue, Harare,
Zimbabwe
Telephone: +263 (4) 752852/9,
753212/5
Country Chief Executive Officer:
Washington Matsaira

Representative Offices
(Full banking facilities not provided)

Argentina
Telephone: +54 11 4875 0500

Bahamas (Managing Agent)
Contact the New York office:
+1 212 6670700

Brazil
Telephone: +55 11 3371 0150

Cambodia
Telephone: +855 23
216685/212729

Iran
Telephone: +98 21888 1918/9

Laos
Telephone: +856 21 414422

Mexico
Telephone: +52 55 5387 1307

Myanmar
Telephone: +95 1 240260/240274

South Africa
Telephone: +27 11 3010600

Standard Chartered branches/offices:

Argentina	1
Australia	1
Bahamas	1
Bahrain	5
Bangladesh	18
Botswana	14
Brazil	1
Brunei	8
Cambodia	1
Cameroon	2
China	15
Hong Kong SAR	75
Colombia	1
Falkland Islands	1
The Gambia	4
Ghana	23
Greece	2
India	62
Indonesia	6
Iran	1
Ivory Coast	3
Japan	1
Jersey	1
Jordan	7
Kenya	29
Laos	1
Lebanon	5
Macau	1
Malaysia	31
Mauritius	1
Mexico	2
Myanmar	1
Nepal	9
Nigeria	3
Oman	1
Pakistan	22
Peru	1
Philippines	6
Qatar	1
Republic of Korea (South Korea)	1
Sierra Leone	3
Singapore	20
South Africa	1
Sri Lanka	9
Taiwan	3
Tanzania	7
Thailand	42
Uganda	6
United Arab Emirates	11
United Kingdom	6
United States of America	3
Venezuela	1
Vietnam	2
Zambia	15
Zimbabwe	30

Shareholder Information

Dividend and Interest Payment Dates

Ordinary shares	Final dividend	Interim dividend (provisional only)
Results and dividend announced	19 February 2003	6 August 2003
Ex dividend date	26 February 2003	13 August 2003
Record date for dividend	28 February 2003	15 August 2003
Last date to elect for share dividend or to change standing instructions	10 April 2003	22 September 2003
Dividend payment date	13 May 2003	14 October 2003

Preference shares	1st half yearly dividend	2nd half yearly dividend
7⅜ per cent Non-Cumulative Irredeemable preference shares of £1 each	1 April 2003	1 October 2003
8¼ per cent Non-Cumulative Irredeemable preference shares of £1 each	1 April 2003	1 October 2003
8.9 per cent Non-Cumulative preference shares of $5 each:	dividends paid on the 1st of each calendar quarter.	

Annual General Meeting
The Annual General Meeting will be held at 12 noon on 8 May 2003 at Merchant Taylors' Hall, 30 Threadneedle Street, London EC2R 8JB.

Interim Results
The interim results will be announced to the London Stock Exchange, the Stock Exchange of Hong Kong and put on our website: www.standardchartered.com.

ShareCare
ShareCare is available to shareholders on the United Kingdom register and allows you to hold your Standard Chartered shares in a nominee account. Your shares can be held in electronic form so you will no longer have to worry about keeping your share certificates safely. If you join ShareCare you will still be invited to attend the Company's AGM and you will still receive your dividend at the same time as everyone else. ShareCare is free to join and there are no annual fees to pay. If you would like to receive more information please contact the shareholder helpline on 0870 702 0138.

Low Cost Share Dealing Service
We are pleased to be able to offer shareholders on the United Kingdom register a postal dealing service through NatWest Stockbrokers Limited and the use of the Instant Share Dealing Service which is available in many NatWest branches. If you would like details of these services please contact NatWest Stockbrokers Limited on 0870 600 2050. You can also request details of the service in pdf. Please e-mail NatWest Stockbrokers on contactces@natwest.com (quoting Standard Chartered Shareholder Dealing Services).*

Previous Dividend Payments

Dividend and financial year	Payment date	Dividend per ordinary share	Cost of one new ordinary share under share dividend scheme
Interim 1998	16 October 1998	6.25p	587.2p
Final 1998	28 May 1999	14.50p	889.5p
Interim 1999	15 October 1999	6.75p	860.8p
Final 1999	26 May 2000	16.10p	797.9p
Interim 2000	13 October 2000	7.425p	974.3p
Final 2000	25 May 2001	17.71p	No offer
Interim 2001	12 October 2001	12.82c/8.6856p	No offer
Final 2001	17 May 2002	29.10c/19.91p	£8.43/$12.32
Interim 2002	15 October 2002	14.10c/9.023p	£6.537/$10.215

* Insofar as this reference constitutes an investment advertisement it has been approved by NatWest Stockbrokers Limited for the purposes of Section 21 (2)(b) of the Financial Services and Markets Act 2000 only. NatWest Stockbrokers Limited is a member of the London Stock Exchange and is regulated by the FSA. Telephone calls with NatWest Stockbrokers may be monitored or recorded in order to maintain and improve service.

Bankers' Automated Clearing System (BACS)
Dividends and loan stock interest can be paid straight into your bank or building society account. Please contact our registrar for a mandate form.

Registrars and Shareholder Enquiries
If you have any enquiries relating to your shareholding and you hold your shares on the United Kingdom register, please contact our registrar Computershare Investor Services PLC, at PO Box 82, The Pavilions, Bridgwater Road, Bristol, BS99 7NH. There is a shareholder helpline on 0870 702 0138. If you hold your shares on the Hong Kong branch register please contact Computershare Hong Kong Investor Services Limited at Rooms 1901–5, 19th Floor, Hopewell Centre, 183 Queens Road East, Hong Kong. You can check your shareholding at: www.computershare.com.

Chinese Translation
If you would like a Chinese version of this Report and Accounts please contact:

Computershare Hong Kong Investor Services Limited at Rooms 1901–5, 19th Floor, Hopewell Centre, 183 Queens Road East, Hong Kong.

年報之中文譯本可向香港中央證券登記有限公司索取，
地址：香港皇后大道東183號合和中心1901-5室。

Shareholders on the Hong Kong branch register who have asked to receive the report and accounts in either Chinese or English can change this election by contacting Computershare.

If there is a dispute between any translation and the English version of this Report and Accounts, the English text shall prevail.

Taxation
Information on taxation applying to dividends paid to you if you are a shareholder in the United Kingdom, Hong Kong and the United States will be sent to you with your dividend documents.

Electronic Communications
If you hold your shares on the United Kingdom register and in future you would like to receive the Report and Accounts electronically rather than by post, please register online at: www.standardchartered.com/investors. Then click on **Update Shareholder Details** and follow the instructions. You will need to have your Shareholder or ShareCare Reference number when you log on. You can find this on your share certificate or ShareCare statement.





Seeing is Believing is Standard Chartered's global community fundraising project which aims to raise $700,000, enough to restore sight to 28,000 people around the world by World Sight Day, 9th October 2003.

If you would like to support Seeing is Believing please contact:
Chris Sykes,
Head of Corporate Social Responsibility
chris.sykes@uk.standardchartered.com
Telephone +44 (0)20 7280 7753

Seeing is Believing

Giving 28,000 people back their sight–$25 for a cataract operation can let someone see again.

Registered Office:
1 Aldermanbury Square
London EC2V 7SB
Telephone +44 (0)20 7280 7500
www.standardchartered.com

Principal Place of Business
in Hong Kong:
32nd Floor, 4-4A Des Voeux Road,
Central, Hong Kong

Registered in England
number: 966425

150 years with you











Annual Review 2002


Standard
Chartered








Cheque
Deposit

















Standard Chartered employs 29,000 people in over 500 offices in more than 50 countries. The Group provides Consumer Banking services to individuals and small to medium size businesses, and offers Wholesale Banking capabilities to corporate and institutional clients. With 150 years in the emerging markets the Group has unmatched knowledge and understanding of its customers in its markets. Standard Chartered recognises its responsibilities to its staff and to the communities in which it operates.

This Review and Summary Financial Statement does not give you all the information you need to gain as full an understanding of the results of the Group and the state of affairs of the Bank, or of the Group, as the full Annual Report and Accounts. If you want to receive a free copy of the full Annual Report and Accounts for 2002, or future years, please write to our registrars.

150 *years with you*

Strategic Highlights

- Strong performance despite sustained global economic uncertainty.
- Good growth in Consumer Banking in South East Asia.
- Completed the integration of Grindlays in India, the Middle East and South Asia.
- Launched dual primary listing in Hong Kong, to provide improved access for Asian investors and strengthen regional profile.
- Significantly expanded shared service centres in Chennai and Kuala Lumpur.



36.3 41.1 50.5 54.5 56.0
43.3 46.7 51.9 53.0 57.0
Other assets
Loans and advances to customers
98 99 00 01 02

Balance Sheet Growth
$ billion



1,398 1,201 1,381 1,505 1,476
2,527 2,647 2,680 2,900 3,063
Other revenue
Net interest income
98 99 00 01 02

Net Revenue
$ million



1,166 821 1,409 1,089 1,262
98 99 00 01 02

Profit before Taxation
$ million



34.40 36.97 38.11 41.92 47.00
98 99 00 01 02

Dividend per Share
Cents

Unless another currency is specified, the word 'dollar' or symbol '$' in this document means United States dollar.

Group at a Glance








Hong Kong
Hong Kong remains the Group's largest market, generating one third of the Group's revenue. We have a network of 74 branches. Standard Chartered has been transacting business in Hong Kong since 1858 and we issue bank notes there.

In 2002, Standard Chartered became the first FTSE 100 company to launch a new dual primary listing in Hong Kong. This will make the Group more accessible to Asian investors and will enhance the Group's regional profile.

The average number of employees in Hong Kong in 2002 was 4,677.



1,061
1,116
1,188
1,442
1,416
98
99
00
01
02

Net Revenue
$ million



Singapore
Standard Chartered has been doing business in Singapore for 144 years and has 20 branches and offices, the largest branch network among foreign banks. The business in Singapore accounts for approximately eleven per cent of the Group's revenues.

Standard Chartered has Qualifying Full Bank status, which has enabled expansion of the distribution network. In 2002, Asian Banker magazine named Standard Chartered the 'Best Retail Bank in Singapore'.

The average number of employees in Singapore in 2002 was 2,451.



460
430
432
440
485
98
99
00
01
02

Net Revenue
$ million



Malaysia
Standard Chartered is the oldest bank in Malaysia, where there is a network of 29 branches. Malaysia is another of the Group's core markets with broadly based business as a result of long established franchises.

The Group continues to expand its Shared Service Centre which was opened in 2001 and carries out operations and processing activity. The centre in Kuala Lumpur has contributed significantly to improvements in the Group's processing and service efficiency.

The average number of employees in Malaysia in 2002 was 1,981.



254
250
261
237
234
98
99
00
01
02

Net Revenue
$ million



Other Asia Pacific
The Group has more than 80 branches and offices in 14 countries across the region.

In China, Standard Chartered has one of the largest branch networks of any foreign bank and is well-positioned for growth opportunities. The Group is developing its Consumer Banking business and has opened branches in Shanghai and Shenzhen. In Thailand, the integration of Nakornthon Bank was successfully completed in 2002.

The average number of employees in Other Asia Pacific in 2002 was 4,851.



596
475
514
529
572
98
99
00
01
02

Net Revenue
$ million







India Region

Standard Chartered is the largest international bank in India and, following the successful completion of the integration of Grindlays, has a combined customer base of 2.4 million in Consumer Banking and over 1,200 corporate customers in Wholesale Banking.

The Group launched its business in Mauritius in 2002 to provide Wholesale Banking services to corporate clients. The shared service centre in Chennai continues to develop rapidly as more services and processes are migrated from other countries.

The average number of employees in the India region in 2002 was 5,251.


108 134 272 355 394
98 99 00 01 02

Net Revenue
$ million



Middle East and other South Asia

The MESA region performed well in 2002. The region accounts for approximately eleven per cent of the Group's revenues. The integration of Grindlays was successfully completed and the Group is now one of the leading international banks in each of its chosen markets in the region.

The contribution of the Group's business in the United Arab Emirates reflects the significant growth of the businesses. Standard Chartered now holds leadership positions in most of its key product segments in the UAE.

The average number of employees in the Middle East and Other South Asia region in 2002 was 2,995.


206 227 301 436 501
98 99 00 01 02

Net Revenue
$ million



Africa

Standard Chartered continues to be one of the leading banks in sub-Saharan Africa. The Group offers Consumer Banking and Wholesale Banking services in 13 African countries with a network of 149 branches and offices. Standard Chartered recently launched operations in the Ivory Coast and re-entered Nigeria.

Businesses in East Africa have performed well. Despite difficulties in Zimbabwe, the Group's business in Africa has delivered good results.

The average number of employees in Africa in 2002 was 5,009.


361 377 367 355 332
98 99 00 01 02

Net Revenue
$ million



United Kingdom and the Americas

Businesses in the United Kingdom and the Americas provide services to leading multinationals and major financial institutions which trade or invest in Asia, Africa, the Middle East and Latin America.

In 2002, businesses in the Americas were extensively restructured to improve efficiency for future growth. The Group also operates a growing Offshore banking business based in Jersey.

The average number of employees in the United Kingdom and the Americas in 2002 was 2,098.


879 839 726 611 605
98 99 00 01 02

Net Revenue
$ million

Chairman's Statement



We have delivered a strong performance with a good increase in trading profit, despite turbulent economic conditions. We have reduced our costs and brought down our bad debt charge.

2002 Results

- Pre-tax profits rose 16 per cent to $1,262 million, compared with $1,089 million in the previous year.
- Net revenue increased to $4,539 million, up three per cent.
- Costs were reduced and the cost income ratio came down from 56 per cent to 54 per cent.
- Debt charge down by $19 million, at $712 million, despite the bankruptcy issue in Hong Kong, and Argentina.
- Normalised earnings per share was 74.9 cents, as against 66.3 cents in 2001.
- Normalised return on equity increased to 13.4 per cent.

We are recommending a final dividend of 32.9 cents per share, compared with 29.10 cents in 2001. This gives a total dividend of 47.0 cents, an increase of 12.1 per cent over 2001. The dividend is covered 1.4 times. The sterling amount will be set in April.

A Turbulent World

In the past two years the world economy has suffered a succession of economic, financial and terrorist shocks. We witnessed economic collapse in Argentina, war in Afghanistan, corporate governance issues in the United States and the continued bear market for equities. Yet, despite all this, world economies continued to grow and, in most of Asia, economic growth was good.

Resilient consumer demand in the United States and the increasing regional importance of China as a consumer market, boosted exports in Asia. Domestic demand was stronger too. The need to compete with China is forcing economies like Hong Kong and Singapore to move up the value chain, leading to a painful near-term transition.

The Hong Kong economy remains weak. Unemployment is high and there are still deflationary pressures. Although we remain cautious on the near-term outlook, we believe the current pessimism on the longer-term prospects is overdone.

The Middle East enjoyed healthy economic growth, despite the uncertainties associated with Iraq. The combination of firm oil prices and healthy government finances provided solid support.



STANDARD BANK


STANDARD BANK.

Standard Chartered


& Deposit




150 years of Standard Chartered. Our unique 150-year history gives us a deep understanding of our markets, our customers and the local communities in which we operate. It is a strong platform for future growth.

This is an exciting year for us as we celebrate our 150th year anniversary. There are very few companies who can say the same. We have come a long way from serving customers in a tent to modern, well-designed branches around the world that reflect our new brand.

We have a deep understanding of our core markets, which enables us to work closely with our customers and communities and develop strong, lasting relationships. We will be celebrating these relationships throughout the year, sharing our pride in our history and confidence in our future.

Chairman's Statement Continued

Africa benefited from an improved economic environment, with a softer dollar, higher commodity prices and continued economic reform. Last year finished with a successful election in Kenya, highlighting the positive political change in parts of the region. The biggest exception was Zimbabwe where deteriorating economic conditions have reduced our profits by $50 million.

Prospects for 2003

Last year three key economic themes dominated. We expect these three themes to dominate again in 2003:

- First, modest growth;
- second, low inflation with low interest rates; and
- third, investors searching for higher yields and safer havens.

This has favoured Asia over Latin America, bonds over equities and is continuing to contribute to higher commodity prices and a softer dollar.

The start to this year shows that we continue to live in uncertain times. Oil prices have risen sharply and the Iraq situation has contributed to weak business confidence around the globe, including Asia.

Given this environment, policy makers are taking measures to boost growth, with relaxed fiscal policies and low interest rates. As a result we expect continued moderate growth, providing the United States economy continues to grow.

Asia has been a net exporter of capital since the 1997 crisis but may now see a return of investment flows to the region as the world economy shifts its focus. China has already become the world's biggest recipient of foreign direct investment.

There is a shift in the service sector too, with India a big beneficiary, as international firms move service centres, software and back office functions to take advantage of lower costs and a high skill base.

China and India are future economic powerhouses. Both are central to our strategy and success.

Investments and Acquisitions

In July, we took a $50 million stake in the initial public offering of BOC Hong Kong (Holdings) Limited on the Stock Exchange of Hong Kong. It is a subsidiary of Bank of China, one of the largest state-owned commercial banks. We have since signed a Memorandum of Understanding with Bank of China. We have identified eight areas for alliances on product and distribution on the mainland and internationally.

We completed the integration of Grindlays in Middle East and South Asia and India in 2002. Today we are the largest foreign bank across much of the region and in India. Both India and the United Arab Emirates now contribute more than $100 million in trading profit per year.

The Nakornthon acquisition in 1999 began to deliver profits this year. This is another example of our ability to take on an existing organisation and integrate it profitably with ours.

Hong Kong Listing

In October 2002, we became the first major FTSE listed company to launch a dual primary listing in Hong Kong. We are one of the three note-issuing banks in Hong Kong and listing on the Stock Exchange of Hong Kong was a further demonstration of our commitment to Hong Kong and China. The listing will help us to expand our base of Asian institutional and retail investors. The offer was comfortably over-subscribed.

Move to Manhattan

Our New York office was one of many that were destroyed on that terrible day, 11 September 2001. After a year of operating from temporary offices our colleagues moved back to Manhattan. The move signified the end of a difficult and emotional year. I wish our United States colleagues well in their new office.

Board Changes

I will be retiring in May 2003 after ten years as Chairman. It is with great pleasure that I welcome Bryan Sanderson as my successor. He is currently Chairman of BUPA and was BP's director responsible for Asia until 2000.



B2BeX was launched last year. It is an internet platform, which speeds up and reduces the cost of international trade.

He is also Chairman of the Learning and Skills Council. Bryan Sanderson joined Standard Chartered as a non-executive director in December 2002. Under his guidance, Standard Chartered will continue to grow as a performance driven organisation.

There were also two other new members of the Board. Peter Sands joined us in May 2002 as Finance Director, from McKinsey & Co. He replaces Nigel Kenny. Richard Meddings joined us in November 2002 as Director of Risk, from Barclays PLC. In addition Gareth Bullock and Peter Wong became directors of Standard Chartered Bank our main operating subsidiary. All these appointments have significantly strengthened our top team.

I would like to thank Keith Mackrell, who retired from the Board during 2002, and Cob Stenham, who will be retiring in May after nearly twelve years. I have valued their contributions to the Board.

150th Anniversary

In 2003, we celebrate our 150th year as a company. This longevity says a lot about our strengths and the market positions we hold. However, the anniversary is a time to look forward, not back. There is an opportunity to deliver a step change in performance by continuing to be innovative and aggressive in our markets and remaining focused on moves that will improve shareholder returns.

We are part of the fabric of the communities in which we operate around the world. We are using our 150th year to launch a number of initiatives that enable us to put something back into these communities. In 2002 we started to take our award winning HIV/AIDS staff awareness programme world-wide. In February 2003, we launched 'Seeing Is Believing', a joint initiative with Sight Savers International, aimed at raising enough funds to restore the sight of 28,000 people around the world.

In ten years as Chairman I have been proud of the way Standard Chartered has responded to the challenges it has faced, from the difficulties of the early 1990s to the growth opportunities of the present day. Total shareholder return has grown more than seven times.

In writing my first Chairman's Statement in 1993, I referred to the opportunities that lay ahead with the emergence of China and India. We have grasped those opportunities. Today we are one of the most profitable multinationals in India and we are very well positioned in China.

We have increased our focus on markets where we have a competitive advantage and reduced our business in Organisation for Economic Co-operation and Development (OECD) countries. We have also achieved a better geographic balance.

In addition, we have increased our emphasis on Consumer Banking. This is where the greatest opportunities lie as the middle income earners increase in size and prosperity in all our markets. In 1993 Consumer Banking accounted for about 33 per cent of our revenues, now it is 53 per cent.

One of the changes over the past ten years that has given me the most pleasure is that we have become a truly multi-cultural organisation that offers opportunities to good managers whatever their ethnic background. Today 40 per cent of our senior managers are from non-OECD countries. That figure will continue to grow.

I leave the business in good shape with an experienced new Chairman who knows Asia well and a dynamic management team led by Group Chief Executive Mervyn Davies.

Finally, I would like to thank our people, without whom my years as Chairman would not have been half as rewarding. The enthusiasm with which they run this great business is truly outstanding. Their commitment to do what's right for our customers and shareholders will enable Standard Chartered to rise to the tremendous opportunities ahead.



Sir Patrick Gillam, Chairman
19 February 2003


打 香 港 上 市
Chartered Hong Kong Listing
October 2002



Sir Patrick Gillam speaking at an event to mark the launch of our dual primary listing in Hong Kong.

Standard Chartered sponsors the Hong Kong International Cricket Sixes, which is broadcast across Asia.

Group Chief Executive's Review



The end of 2002 marks my first full year as Group Chief Executive. Despite a difficult global economic backdrop it has been a year of strong performance and we have made good progress in developing a more performance driven culture.

When I took over the role, I obviously knew the Group very well – having been an executive director for four years – and, with the executive director team, I set out four key areas of focus: achieve our potential through a strong set of values that are shared by all employees; build a sustainable performance culture with the right balance between risk and reward; become a Company that is known for top performance, not just for its great franchise; and increase our customer focus to achieve the highest standards of service excellence. These are the internal goals that underpin the improvement in our results.


51.6
57.0
57.3
55.8
53.6
98
99
00
01
02

Normalised Cost/Income Ratio
%

2002 Performance
This was a strong performance. Revenue momentum has been sustained despite market conditions. There was strong cost control and a resilient performance on bad debts. Despite the Hong Kong bankruptcy issue, bad debts fell in 2002. Our cost income ratio improved to 54 per cent. Our target is to bring it below 50 per cent.

At the same time, we are beginning to see efficiency gains from our shared service centres in Chennai and Kuala Lumpur. These global hubs are helping us to re-engineer our cost base. We have seen good growth in Consumer Banking, outside Hong Kong and our Wholesale Banking business has generated improved profitability as it focuses on improving returns.

Delivering on our Agenda
In 2002, we set out our nine management agenda items to drive improved return on equity. These were to:

- Build market share in Consumer Banking;
- increase focus on value creation in Wholesale Banking;
- capture profitable growth in India and China;
- transition Thailand and Taiwan to profitability;
- deliver efficiency and flexibility in technology and operations;
- rationalise central costs;
- reduce costs in smaller countries;
- control risk; and
- improve capital efficiency.

We have made good progress against all of these goals.

Consumer Banking

Consumer Banking continues to offer the highest potential for growth. We have excellent positions in a number of markets with scale and momentum.

There is strong momentum in Consumer Banking, despite the short-term pressures caused by the rapid rise in personal bankruptcies. We took early action to contain the impact of this industry-wide issue and we are now seeing improvement within our own book. The Hong Kong Government will begin implementation of a positive data-sharing bureau in the first half of 2003, which will enable banks to share information on customer creditworthiness. Hong Kong remains an attractive market for our Group. We have a strong and resilient business, which is demonstrated by the continuing performance of our mortgage book.

In Singapore we have expanded our distribution network and seen significant growth in our customer base. We have gained market share and achieved good growth in revenue and profit.

In Malaysia, revenue growth has been boosted by the success of our MortgageOne home loan product, which now accounts for the majority of our new housing loans there.

We have seen rapid growth in the United Arab Emirates (UAE) and we have an ambitious branch expansion plan in India.

Mortgages remain a good business. Though we have seen margin pressure in more mature markets there is significant potential as countries like India and China open up. It is a product that helps us attract new customers and it offers good returns.

On a geographic belt running from the Middle East to China, we have almost six million credit cards in issue and have a leadership position in Hong Kong, India and parts of the Middle East. Most of our markets are under-penetrated, including India where we have 1.4 million of the country's total of five million credit card users. The population of card users and the amount of card spend is growing rapidly across Asia and this offers us enormous scope for growth.

In Wealth Management we have grown market share. The impact of falling interest rates has been offset by good growth in unit trust sales and bancassurance products.

Wholesale Banking

We have reshaped our business. We have deliberately traded revenue for lower risk, exiting relationships not generating the right return, and have taken a more disciplined approach to pricing risk. At the same time we have strengthened our capital markets business, cross-selling products that provide higher return.

In Global Markets, we were able to exploit falling US dollar interest rates, generating strong revenue. In fixed income and syndications our excellent relationships and market profile keep us at the top of the league tables for Asia. Our OECD businesses, in the United Kingdom and the United States, were particularly successful in sourcing syndications and structured export finance transactions for customers in our emerging markets network.

In 2002 we also won important Asian regional mandates for cash management and trade.

India and China

The two countries where we have the greatest opportunity to transform our business are India and China. Each country is experiencing sustained strong economic growth and we are strongly positioned in both.

It is in India where the growth opportunities are most immediate. India is already one of our top markets world-wide in terms of profitability. We currently have 62 branches and 2.4 million customers in 19 cities.

In September, we completed the integration of Grindlays, having reduced the headcount of the combined banks by 25 per cent during that process. In February 2003, we announced plans to expand our operations to additional cities bringing our network to 81 branches in 25 cities by the end of the year.

In China, the opportunities lie further ahead. Under an agreement with the World Trade Organisation, the Wholesale Banking market will open up in 2004 and, by 2007, foreign banks will be allowed to start retail banking with the Chinese people in local currency. At that time we expect to be selling credit cards, mortgages and Wealth Management products to the emerging middle income earners in about ten major cities.

Standard Chartered is one of only a handful of international banks positioned for the opening of China's markets. In 2002, we opened our first two retail branches, in Shanghai and Shenzhen and made a strategic investment in BOC Hong Kong (Holdings) Limited.

Group Chief Executive's Review Continued

Thailand and Taiwan
One of our goals for the year was to transition Thailand and Taiwan to profitability. This we have done. Both have the potential to become large markets for us. In Thailand, we delivered a trading profit for the first time since the acquisition of Nakornthon Bank.

MESA and Africa
In the Middle East and South Asia (MESA) region we completed the Grindlays integration and we are seeing strong growth. The United Arab Emirates is one of our top-five markets and Bangladesh, Pakistan, Bahrain, Sri Lanka and Qatar are all well-established businesses with good potential.

In Africa our business has seen good progress. We have an excellent competitive position. We are ranked number one or two bank in most of the markets where we operate. In 2002 we performed particularly well in East Africa and we expanded our business in Nigeria. Looking ahead, we also expect to grow our business in South Africa. The challenge in the region has been the extremely difficult situation in Zimbabwe. We remain cautious and have realigned our operations in line with current prospects by selling five branches and reducing headcount.


2,262
1,663
1,984
1,864
2,001
2,060
2,183
2,222
2,123
2,416
Wholesale Banking
Consumer Banking
98
99
00
01
02

Net Revenue by Business
$ million

Latin America
We have refocused our Latin American business to concentrate expertise on supporting banks and multi-nationals and we have reduced our risk exposure. This will enable us to redirect capital to our core growth markets in Asia and the Middle East.

We will continue to operate branches in Colombia, Peru and Venezuela with representative offices in Argentina, Brazil and Mexico, focusing primarily on United States dollar clearing, trade finance and global markets activities.

Cost and Efficiency
Our cost performance is one of our key achievements in 2002 and the cost income ratio has improved.

In particular, we are beginning to reap the fruits of our investment in world-class service centres in Chennai and Kuala Lumpur. The shared service centres are now providing services remotely to most of the Bank's computer users. We have stepped up our investment in expanding the service centres and now have over 2,200 people employed in them.

As well as giving us economies of scale, the shared service centres allow us to introduce standardised operating models across the Bank.

We have also controlled costs through tighter project management and stricter discipline on general expenditure. The benefits of outsourcing activities like purchasing, premises and other non-essential services, and the impact of reduced telecommunications and infrastructure costs have all contributed to a great performance on costs.

Risk
One of our key agenda items for 2002 was to reinforce our control of risk and enhance our risk performance culture. It has been a challenging year for risk with the increased threat of terrorism, corporate collapses, problems in the telecommunications industry and the impact of Argentina, but we have performed well.

We reinforced the independence of this function with the appointment of a Director of Risk. We established a high-level task force that developed an action plan resulting in one of our lowest levels of bad debt within Wholesale Banking in recent years. We introduced a tougher credit review process in Wholesale Banking and have responded more quickly to customers showing early signs of problems. In Consumer Banking we improved customer segmentation and have strengthened our collection capability.

Capital Efficiency
Having carefully assessed the capital needs of the business to achieve our ambitious growth objectives, we considered we had an excess of capital. To address this we launched a tender offer which led to the repurchase in December 2002 of $659 million of 8.9 per cent preference shares.







15:04
HONG KONG
17:04
SYDNEY




Delivering shareholder returns.
We are driving business performance, developing innovative value adding products, improving service quality, and transforming our cost base.

In October 2002, we became the first major FTSE listed company to launch a dual primary listing in Hong Kong. This demonstrates our commitment to Hong Kong and China, and will help us to expand our Asian institutional and retail shareholder base.

We have also made great progress in our drive to reduce inefficiencies. We now have two fully operational shared service centres in Chennai and Kuala Lumpur, centralising and standardising our service delivery. We have launched a new international voice telecommunications system that will deliver significant cost reductions.

The premium on repurchase was $82 million, which was funded from reserves. There is a net negative impact on 2002 basic earnings per share. However, in future years there will be an annual saving of $59 million in preference share dividends, which will have a positive impact on return on equity and earnings per share from 2003 onwards.

A modest issue of 35 million new ordinary shares, representing 3.1 per cent of our issued share capital, facilitated our listing on the Stock Exchange of Hong Kong. As a result Tier 1 capital stands at 8.6 per cent. Listing in Hong Kong is an integral component of our strategy. It has raised our profile in our biggest market. It has also given us a platform to expand our investor base in Asia.

Brand

Our new brand's modern and dynamic look appeals to the growing, affluent middle income earners who seek financial products and services which reflect their lifestyles and aspirations. Extensive research shows that customers prefer the new identity.


77.80
53.70
71.10
66.30
74.90
98
99
00
01
02

Normalised Earnings Per Share
Cents

The rebranding has been accompanied by the internal launch of brand values to all of our employees. Our brand values, Courageous, Responsive, International, Creative and Trustworthy have been enthusiastically accepted. These shared values support our performance culture. They act as a touchstone for all employees in helping to meet the needs of our customers.

Our People

I would like to thank the people at Standard Chartered for their commitment throughout the year and their drive towards generating stronger shareholder returns. As I have travelled to our operations around the world, it has confirmed my view that we have tremendous talent at all levels in the Bank. My job is to harness the talent and unleash the energy of our employees.

During the year there was an increased focus on talent management. We made a number of key external hires and about 60 internal moves at senior management level. We launched a new approach to organisational learning, which will allow employees more control over their own training and development as well as the opportunity to learn on-line.

We have strengthened our leadership development with processes that include one-to-one coaching and a short but intensive leadership course for senior managers.

I believe staff engagement has a direct impact on performance and all managers are therefore measured on the way they manage people. Employee engagement is tracked annually through a Gallup Survey. It improved significantly in 2002.

The Future

2002 was a year in which we made good progress.

While we will continue to look selectively at acquisitions, at the heart of the improved performance in 2002 has been a drive to get more out of our existing businesses. This will continue.

We are broadening our demographic base. We have added India and the United Arab Emirates to the list of markets where we make operating profit of more than $100 million a year. This helps give us the scale and balance that we need.

India and China are the two greatest opportunities of the 21st Century. We are strongly positioned in both.

We will continue to grow, although the pace of growth will reflect the underlying economic uncertainties and our focus on sustainable returns.

I am very pleased with the progress that we have made on our cost income ratio. We are a long way down the road to restructuring the cost base and homing in on our target of a cost income ratio of below 50 per cent.

We have large-scale businesses – Cards, Wealth Management, Global Markets and others – and efficiency in our operations.

I am confident that we will deliver improved returns to our shareholders.



Mervyn Davies, Group Chief Executive
19 February 2003






09
2003
DUBAI













We hold leading positions in dynamic markets. We are in some of the world's fastest growing markets including the United Arab Emirates, India, China and the markets of South East Asia.

We are well positioned in the world's most dynamic markets. We are the largest foreign bank in India and across much of the Middle East and South Asia.

In addition we took a $50 million stake in BOC Hong Kong (Holdings) Limited in 2002. This is a subsidiary of the Bank of China, one of the largest state-owned commercial banks.

The Nakornthon acquisition in Thailand is already delivering profits and we are well placed for further growth in this market.


Standard

Karen Ngui
Global Head, Group Brand Management and Strategic Marketing

'The new Standard Chartered is an exciting and dynamic organisation, built on our heritage, anchored in our values and positioned for the future. I believe we have a world-class brand and the challenge is to stay focused on our goal to be the right partner for our customers, staff and the communities in which we operate.'

Facts
World-wide research during brand development showed that:

- Over 2,000 consumers significantly prefer our new brand identity.
- Over 10,000 consumers and staff endorse our brand values.
- Over 2,000 consumers affirmed that the 'I Believe' campaign created a positive impression and increased their preference for Standard Chartered.

We must

- Leverage our brand to create further differentiation and enhance our business results.
- Realise our full potential by living our brand values.


1,082 Cards/Personal Loans
815 Wealth Management/ Deposits
492 Mortgages/ Instalment Credit
27 Other Consumer Banking
775 Trade & Lending
973 Global Markets
315 Cash Management
60 Custody

Revenue by Product
$ million

Consumer Banking

Consumer Banking has seen strong growth in all its markets outside of Hong Kong. Business volumes, revenue, pre-provision profit and trading profit increased in virtually every market. Our focus on costs has also delivered a significant improvement in the cost income ratio.

The bankruptcy issue in Hong Kong has had a significant impact on our profitability. However, we acted decisively by putting in place a number of initiatives to mitigate the impact. These initiatives focused on strengthening the risk management framework, reducing exposure in high risk segments, improving our collections process, and driving through cost efficiencies. Bankruptcies remain a big issue for the banking industry although the impact on our portfolio has declined in recent months.

Our Qualifying Full Bank status has enhanced our distribution capability in Singapore. We launched a shared ATM network in conjunction with two banks giving customers access to a total of 54 locations island-wide. In addition, we are the only foreign bank admitted into the local NETS direct debit services network, allowing us to offer services to 17,000 retailers. Standard Chartered was named Best Retail Bank in Singapore and Asia Pacific by Asian Banker magazine.

Cards and Personal Loans

We have had very strong growth in both Credit Cards and Personal Loans. Growth across India, Middle East, South Asia and Singapore has been in excess of 20 per cent.

Cards is one of our most important businesses, generating high returns. It also presents us with a great opportunity for potential growth. We are the largest cards provider in a number of countries, which gives us scale and competitive advantage in the marketplace. In India we launched a number of co-branded cards during 2002.

Mortgages and Auto Finance

We are well positioned in this sector, and have seen earnings grow and margins stabilise. Key markets such as Singapore and Hong Kong delivered strong growth and outpaced the market. Singapore grew at 13 per cent and India has almost doubled its loans outstanding. Taiwan has also shown rapid growth in this sector.

The credit quality of our mortgage portfolio remains resilient. For example, our mortgage delinquency rates in Hong Kong have fallen from 0.77 per cent in 2001 to 0.63 per cent at the end of 2002, which is lower than the market average of 1.06 per cent according to Hong Kong Monetary Authority figures.

We launched MortgageOne, an innovative product which allows customers to offset the interest earned on current accounts against the interest on their mortgage. The account was initially launched in Malaysia and subsequently rolled out in Hong Kong, Singapore and India, with great success. It now accounts for more than 35 per cent of new sales. As a result we gained strong market shares in our core markets.

Wealth Management

Significant revenue growth in guaranteed funds, retail, treasury and bancassurance products, has been offset by declining interest margins on deposits.



MH01
JA1392
DELUXE








Commitment to our markets. We have been in many of our markets for several generations and have become a trusted partner to businesses and individuals.

We are a trusted and well-respected provider of financial products and services. We have built up an enviable knowledge of local markets in Asia, Africa, the Americas and the Middle East.

In many cases, we have had a presence for more than a century. Our first two branches were in Calcutta and Shanghai and we have been operating continuously in China for the last 144 years. We issue banknotes in Hong Kong. When the Asian crisis hit in 1997 we continued to support businesses in the region.



Peter Sullivan
Chief Executive Officer Africa
'In 2002, Africa contributed eight per cent of the Group's pre-tax profit. This is in spite of major challenges in one of our key markets, Zimbabwe. The African business, which has demonstrated strong growth across the region, is poised to grow further, with expansion plans in Nigeria and South Africa. The vision for Africa is to be clearly the leading international bank on the African continent. Our focus is to grow our revenue through innovative products and a robust sales culture, while continuing to manage risk.'

Facts
- 149 offices in 13 countries.
- Biggest bank (by trading profit and market share) in many African countries.
- Consistently profitable, particularly in local currency terms.
- Leading bank in Trade and Treasury Services.

We must
- Further improve the levels of customer service.
- Expand our business in Nigeria.
- Continue to build employee engagement through our 'Africa First' initiative.


7.1
7.9
7.0
7.1
7.4
98
99
00
01
02

Net Revenue
% (Africa excluding Zimbabwe, as a percentage of the Group)

While it has been a difficult market for equity funds and pensions, our assets under management grew significantly with India, Taiwan and Indonesia accounting for much of the new growth. In Malaysia our range of unit trusts includes eight Islamic banking funds.

Wholesale Banking

Wholesale Banking is moving from a lending oriented and capital intensive business to one focused on a more balanced product range and on improving returns.

We have reshaped the business, trading revenue for lower risk, and strengthened our capital market franchise, cross-selling products that provide higher return. We are also focusing on a smaller number of high value customers, and exiting customers and segments that do not generate the right return.

We have seen the benefits of the measures we have taken to control risks. These changes, together with historic high levels of provisions, have resulted in a lower debt charge for Wholesale Banking and good improvement in trading profit.

Global Markets

It was an important year for Global Markets. We have seen new revenue growth from a broader and more sophisticated product set, including credit derivatives and asset backed securitisation. We have also launched innovative retail bonds for corporations such as Wharf Holdings, Mass Transit Railway Corporation and Hong Kong Airport Authority. These bonds utilise both our Consumer Banking and Wholesale Banking capabilities to deliver effective debt financing solutions that meet the needs of local retail investors.

We were able to exploit falling US dollar interest rates, which generated strong revenues, and continue to top the Asia league tables in fixed income and syndications. The Asian Fixed Income business showed further growth and we grew our syndications market share.

A wider product range complements our strength in emerging markets Foreign Exchange. This includes Currency Options and Interest Rate Derivatives, Fixed Income, Structured Asset Solutions, Loan Syndications, Corporate Advisory and Funds Management.

Trade Finance and Lending

The repositioning of our trade and lending portfolio has had a short-term impact on revenues. However, the overall quality of our portfolio has improved as a result. We have grown market share for trade products in key countries, despite exiting some of the lower return segments and were appointed Asian trade finance partner to a number of other financial institutions.

In November 2002 we launched B2BeX, our leading-edge platform designed to facilitate cross-border trade and supply chain management. In December B2BeX won the ifs/BT Financial Innovation Awards 2002 in the 'Most Innovative Business to Business Initiative' category.

Cash Management and Custody

Cash transaction volumes continue to grow and we maintained our position as a leading Asian Cash Management provider. However revenues fell reflecting the low interest rate environment.


Bangkok








Chinatown

One of the world's most international companies. We are a major global player with a presence in over 50 countries. Our people are drawn from local markets and bring with them a wealth of local knowledge and expertise.

We believe that our international breadth is a competitive advantage. More than 85 per cent of our revenue is generated from outside OECD countries.

We are truly a multi-cultural company. International diversity is part of our DNA. We understand the cultures and the aspirations of our customers around the world. So as part of our 150th anniversary we will be celebrating our internationalism, encouraging employees to embrace each other's cultures and traditions.



Gareth Bullock
Director of Standard Chartered Bank
Group Head, Technology and Operations
'Group Technology and Operations is Standard Chartered's central nervous system and is vital to the Group's success. We cover a broad range of services from communications to processing transactions and data. We are at the heart of the Bank's goals to improve cost, service quality and flexibility. We will continue to reshape our infrastructure to standardise, centralise and re-engineer our technology and operations. This has already led to the creation of two service centres.'

Facts
- 2,200 staff in two centralised service centres in Chennai and Kuala Lumpur.
- Wide range of processes migrated to the service centres – banking operations, credit cards, systems support, IT, finance and HR.
- $60 million cost reduction as a result of centralising processes and products in first full year of implementation.

We must
- Continue to focus on providing a cost-efficient platform.
- Continue to migrate processes and products into the centralised service centres.


2,036
2,226
2,714
2,585
2,557
98
99
00
01
02

Total Operating Expenses
$ million

We have strengthened our franchise in the Middle East and South Asia, invested in Cash Management capabilities, delivered new products to market, and launched a new internet based platform. This has all contributed to the aquisition of a number of new customers.

Investing in our Cash Management product capabilities has resulted in deposit growth of 16 per cent. In addition we have won a number of significant regional mandates from some of the world's leading multinationals. In July 2002, we were appointed by the Hong Kong Monetary Authority as the sole settlement institution for Euro clearing.

Technology and Operations
In 2002 we brought together the technology and operations functions under one operating model. Technology and Operations is an integrated part of the Bank, supporting the development and growth of Consumer Banking, Wholesale Banking and regional businesses. It also supports our drive to improve cost, service quality and flexibility through standardisation, centralisation and re-engineering.

Global Hubs
By the end of the year there were over 2,200 staff in our centralised hubs in Kuala Lumpur and Chennai, servicing a wide range of banking products such as trade, credit cards and payments. We expect the number of staff to increase significantly in 2003 as the size and range of operations processes migrated increases.

In addition to processing, the hubs also provide information technology (IT), systems development, human resources and finance services to the Bank.

Telecommunications
Reliable and economic telecommunications are vital to a bank with our international scale of operations and are a key enabler of our centralisation strategy. We have installed an Internet Protocol-based global-wide area data network. A separate but complementary satellite network was installed for our African business. Additionally, we also signed a contract for international voice telecommunications, which will lead to significant cost reductions.

Technology – Supporting Business Development
The major focus of our investment in technology is to provide a cost-efficient platform that enables improvement in products and customer service.

Two major initiatives were launched last year focusing on our Consumer Banking networks in Hong Kong and Singapore. We have implemented the first stages of the Customer Sales and Service project based on a world-class customer relationship management solution and the installation of an advanced teller platform.

In August we successfully launched a new branch banking system in United Arab Emirates, called eBBS, which we aim to roll out in the rest of Middle East and South Asia


Standard Chartered
SINGAPORE

Standard Chartered



Standard Chartered

24 hour



Standard Chartered

Strong, well regarded brand. Customers prefer our refreshed brand, which has been introduced globally. Our brand signifies a shared set of values that help us do the right thing for customers.

Our refreshed brand is aligned to the lifestyle and aspirations of our customers. Customers trust our brand as we strive to become the partner of choice – the right partner for providing world-class financial products and services. It is built on our values, which are also firmly embedded in the Group's culture.

Branches around the world, from India to United Arab Emirates, Singapore to Kenya have a consistently modern and dynamic look. We sponsor a number of marathons around the world including Singapore and Hong Kong, which boosts brand awareness.

Corporate Social Responsibility

Corporate Social Responsibility (CSR) is at the core of our values. Standard Chartered believes that with appropriate policies and practices in place it can be a legitimate influence for good. It does this by promoting high standards of socially responsible business in the emerging markets. A new corporate social responsibility website was launched in 2002. This details policies and procedures put in place to enable Standard Chartered to meet or exceed the legal, ethical, commercial and public expectations of the communities in which it operates. The Bank strongly supports the trend toward delivering shareholder value in a socially, ethically and environmentally responsible manner.

This has been recognised externally. Standard Chartered has been a member of FTSE4Good since its launch in July 2001. FTSE4Good is a Socially Responsible Investment index that only includes companies reaching certain standards of corporate social responsibility. The Company has publicly declared its support for the United Nations Global Compact and the OECD Guidelines for Multinational Business. It is an active member of the Prince of Wales International Business Leaders Forum and has been included in Morley Fund Management's Sustainability Matrix.

For the latest environmental report and more detail on community projects please visit the CSR website:
www.standardchartered.com/ourbeliefs

Community
Our community programmes mainly target those countries in Asia, Africa and the Middle East from which we derive our profits. In 2002 $3.9 million was spent on such initiatives. Apart from funding many of the projects, staff are encouraged to take part in activities to support the community.

Living with HIV
We won several awards for our HIV/AIDS staff education programme 'Staying Alive' rolled out to Africa staff in 2000. The Bank is now committed to roll out its new 'Living with HIV' education programme to all employees by December 2003. Training of staff champions will continue through 2003. We share the programmes we have developed with other corporations, government institutions and community groups.

Seeing is Believing
In February 2003, we launched a global campaign in partnership with Sight Savers International to raise enough funds to restore the sight of 28,000 people. The campaign was initially launched in Bangladesh.

Africa
The Community Partnership for Africa, begun in 2001, sets aside $1 million per annum for worthy high impact projects.

Ghana – in partnership with Water Aid donated 100 wells to support the provision of clean drinking water to 100 villages.

Kenya – donated 27 maize mills and six boreholes to provide food and water to the community.

Uganda – supported the Nsumba Children's Home as a rehabilitation centre to train and counsel street children.

Zambia – supported a University Teaching Hospital Paediatrics wing in Lusaka.

Middle East and South Asia
Bangladesh – employees donated blood to the Bangladesh National Blood Bank, cleaned up the children's ward of the Islamiya Eye hospital and also donated mosquito nets and food packets to patients.

Lebanon – supported the SOS Children's Village through donations and childrens visits to the Bank for a learning experience.

Sri Lanka – provided support to Vajira Rehabilitation Children's Home and Maharagama Cancer Hospital. The Bank has donated a heavy-duty suction unit, TV, furniture and medicine to the hospital.

Nepal – supported an education programme for young girls through the United Nations Women's organisation project 'Kamlarni Scholarship Programme'.

India – continued to support Pratham Delhi an education initiative to provide pre-school education for street children, Victoria Memorial School for the blind and an exhibition and sale of articles produced by developmentally handicapped children of SPJ Sadhana School.

North East Asia
Hong Kong – the Hong Kong Council of Social Service awarded the Bank with the Caring Company Award 2002/2003. The award recognises Standard Chartered's long-term commitment to the community and dedicated support of the many staff who volunteer to help charities.














Praises





We are part of the fabric of the local community. Our policies and procedures ensure that we promote high standards of socially responsible business ethics.

Standard Chartered supports many youth projects in the area of health and education. In India the Bank supports Prem Dan Learning Centre and the Victoria Memorial School for the blind. In Hong Kong and Singapore the Bank sponsors marathons which raise considerable funds for charity.

The Community Partnership for Africa oversees many worthy projects on the continent including the refurbishment of the Kurasini Orphanage in Tanzania.

Hong Kong – raised HK$1.8 million ($230,770) for the Hong Kong Sports Association for the Physically Disabled through the 2002 Hong Kong marathon. For the fifth year, the Bank has sponsored the Asian Youth Orchestra's rehearsal camp in Hong Kong, the Children's Heart Fund and the Youth Arts festival.

Taiwan – adopted and developed Victoria Garden, a small park outside our flagship branch in Taipei.

South East Asia
Thailand – in co-operation with the Thailand Business Initiative for Rural Development handed over a village meeting centre at Ang Hin. The centre will be used as a venue for vocational training, a library and a meeting place.

Singapore – sponsored a series of monthly lunches for 90 elderly one-room flat dwellers.

Indonesia – provided support to the elementary school for children of low-income earners.

United Kingdom and the Americas
United States – staff volunteered to paint and refurbish a primary school in the Bronx section of New York City.

Peru – supported the Santa Rosa Community Project in Peru to replace the existing makeshift classroom made of wooden poles, cardboard and plastic sheets. The classroom is for 28 nursery school children aged 3–5.

United Kingdom – supported the Tower Hamlets Education Business Partnership. Standard Chartered staff volunteered and provided interviewing skills, mentoring, reading and numerical learning for children from four schools.

Environment
2002 saw significant progress on environmental matters. In 2001 we published our first environmental report which concentrated on preliminary work in the United Kingdom, and presented management and performance targets for subsequent years. In 2002 this was followed with the launch of a three-year global environmental management programme. This programme has developed a global environmental management system designed to formally manage the Bank's most significant operational impacts such as waste production and energy use. It is currently being implemented in 19 locations in seven countries, covering 40 per cent of staff.

Possible environmental risks are managed by an environmental and social credit risk policy. In a recent study, ISIS concluded that Standard Chartered had 'engaged in a serious review of environmental credit risk assessment, and established policies and operating procedures in their home markets'.

Improvements in our management of environmental issues have also begun to be reflected in external benchmarks. In the United Kingdom, the Business in the Environment Index of Corporate Environmental Engagement improved its rating of the Bank. Additionally we became a signatory to the United Nations Environmental Programme (UNEP) Statement on the Environment and Sustainable Development.

We also continued to support a number of environmental projects across the Group. To mark our environmental commitment and to raise awareness among staff, customers and the community, we launched a 'Clean and Green' campaign in October. Various activities took place during the week, which included an environmental quiz on the website, recycling of clothing and computer materials, conservation of energy and joining in community projects to protect the environment.



Bank employees in Venezuela participate in tree planting during Standard Chartered's 'Clean and Green' week.

There follow a few examples of the many environmental projects that have taken place this year around the world.

Africa
Staff from 13 territories in Africa planted more than 10,000 trees.

Kenya
Standard Chartered Kenya sponsored the 31st Annual World Environment Day promoted by the United Nations Environment Programme (UNEP). About 100 staff joined 150 youth groups in a 'Clean Up' campaign and raised the local community's environmental awareness.

China
Staff in Shanghai participated in the cleaning of the Huang Pu River while a team from Shenzen participated in a beach cleaning exercise.

India
Staff cleaned a park and planted near the Sarita Vihar slum in New Delhi.

The Bank partnered with the South Chennai Chapter of Exnora and ONYX organised the 'Clean Up Marina Beach campaign'.

Brunei
Staff in Darussalam were involved in a beach cleaning exercise which included the replanting of vegetation and release of 150 young turtles into the South China Sea.

Philippines
All employees in the Philippines received a green book, which provided staff with useful information about the environment, including recycling, energy conservation, decomposing and health tips.

Nepal
The Bank donated 25 personal computers to Shree Tilingtar Higher Secondary School at Dhapasi Government School.

Malaysia
A plant gala was organised at one of our branches and more than 300 ornamental plants of all types were donated for sale.

Pakistan
Staff supported a kidney centre for six years via an annual donation of $25,000, sponsored Art students at Indus Valley School for six years via ArtFest and donated over 200 computers to schools and charities.

Qatar
Standard Chartered employees in Qatar collected 50 bags of garbage from the Crescent of Isle Banana to support conservation and cleanliness.

Bahrain
Standard Chartered Bahrain won an award from the Electricity and Water Ministry for a power conservation programme.

The Bank held a charity walk to raise funds for sponsoring a 72-page book on environmental issues.

United Kingdom
The Bank issued green paper recycling collection boxes to every employee. Now more than 3,000 kilos of paper are recycled each week.

A 'what a turn off' campaign was introduced to encourage staff to switch off the lights and other equipment when not in use – 950 kilowatts of energy are saved each week.

Details of this and the progress planned for next year can be found in our second environmental report available at: www.standardchartered.com/ourbeliefs




My Believe Fund

Standard Chartered Ghana contributes to improving people's life by giving access to clean water. 100 wells have been donated to 100 villages.

21 employees of the Bank scaled Mount Kinabalu in Malaysia raising funds for charity.

Summary Financial Review

Group Summary

The results for the year ended 31 December 2002 reflect a strong performance with profit before tax up 16 per cent from $1,089 million to $1,262 million. Revenue momentum has been sustained despite tough market conditions, pressure on margins and a low interest rate environment. Costs have been reduced by $28 million without cutting investment in growth businesses and in re-engineering the Bank. Provisions for bad debts and contingent liabilities were $19 million lower, mainly due to tight control on risk in Wholesale Banking where new provisions were lower and recoveries were higher than in 2001.

The results were adversely impacted by increased Consumer Banking bad debts from bankruptcies in Hong Kong, the economic deterioration in Argentina in the first quarter and the difficult economic environment in Zimbabwe, but benefitted from a gain on the unwind of a swap relating to the preference shares repurchased in December.

Revenue has grown by three per cent to $4,539 million and reflects strong momentum in Consumer Banking outside of Hong Kong. Total Group revenue has felt the impact of three significant factors in 2002. Firstly, the deliberate action taken to trade revenue to improve the risk profile of the business. Secondly, the deteriorating conditions and hyper-inflationary environment in Zimbabwe depressed revenue by $64 million. Thirdly, the Group unwound certain interest rate swaps hedging the $659 million of preference shares which were repurchased in December with a gain of $57 million.

Net interest income increased by six per cent driven largely by volume growth, lower funding costs and better spreads in Consumer Banking and strong earnings on asset and liability management in Wholesale Banking. The Group also benefited by $57 million from the unwind of interest rate swaps relating to the Group's preference shares which were repurchased in December. The Group's average interest earning assets rose by $2.9 billion compared to 2001, an increase of three per cent. Overall the average net interest margin was 3.1 per cent compared to 3.0 per cent in 2001.

Net fees and commissions receivable have increased by one per cent to $991 million compared to $977 million in 2001. The focus on a more sophisticated product set within Global Markets generated higher fees in the Americas and United Kingdom. In Other Asia Pacific, India and MESA growth was largely in unsecured lending in Consumer Banking, offsetting the impact of bankruptcy containment actions in Hong Kong.

Dealing profits have fallen by $50 million or eleven per cent. Hong Kong, India and MESA performed well, increasing revenue by $22 million through strong trading. However, in addition to the hyper-inflationary adjustment and translation losses relating to Zimbabwe, lower spreads and reduced volumes in a number of countries led to a fall in revenue.

Total operating expenses were reduced by $28 million to $2,557 million compared to $2,585 million in 2001. The benefits of the centralisation and operational efficiency programmes continue and the integration of Grindlays has led to higher than targeted cost synergies. This improvement is despite a $41 million charge in Latin America as a result of refocusing the strategy, and has been achieved while continuing to invest for future growth. The cost income ratio for 2002 was 53.6 per cent, compared to 55.8 per cent in 2001 on a normalised basis.

The net provisions for bad and doubtful debts and contingent liabilities were $19 million lower than 2001 at $712 million. Wholesale Banking improved its position year on year by $292 million, despite a $75 million charge for Argentina.This was achieved through a pro-active focus on risk management and a strong performance on recoveries. Hong Kong bankruptcies accounted for much of the rise in Consumer Banking's bad debts with a charge of $287 million in 2002, compared to $121 million in 2001.

Post tax return on equity (normalised) was 13.4 per cent, up from 12.0 per cent in 2001. This has been achieved through growing high return businesses, cost efficiency and active capital management.

Consumer Banking

Consumer Banking remains of prime importance to the Bank. Revenue has increased by nine per cent from $2,222 million in 2001 to $2,416 million in 2002, and costs have been reduced by five per cent to $1,190 million. The total debt charge has increased by $273 million to $603 million mainly due to the bankruptcy situation in Hong Kong. This reduced the operating profit by two per cent from $638 million to $623 million.

Hong Kong profits have fallen overall by 54 per cent from $340 million to $157 million. However, profits before bad debts have increased by four per cent. Market conditions continue to be difficult with rising unemployment, reduced margins and the bankruptcy problem affecting the whole industry. This has impacted revenue and bad debts. Revenue has fallen by three per cent largely because the Group took decisive and early action to mitigate bankruptcy risk in its unsecured portfolio. Revenues from Cards and Personal Loans fell by 12 per cent, while revenues from Mortgages and Wealth Management grew by eight per cent. Growth in Mortgages was from improved margins and volume growth. Wealth Management delivered strong growth in fee-based income, partially offset by declining margins as a result of the low interest rate environment in response to lower revenues. Costs in Hong Kong have been strongly managed and have been reduced by $52 million.

Singapore has increased operating profit by 25 per cent and significantly increased its market share in secured and unsecured lending. This has been driven by lower funding costs, the successful launch of the innovative MortgageOne housing loan solution which offers debt consolidation, liquidity management and Wealth Management, and through leveraging Standard Chartered's Qualifying Full Banking licence.

Other Asia Pacific increased profits twelve-fold from $4 million to $50 million. This was mainly due to the Group's investments in Taiwan and Thailand. Thailand benefitted from higher volume and margin in Credit Cards and Personal Loans. Revenue in Taiwan increased substantially due to increased volumes from a successful mortgage campaign together with lower funding costs.

MESA increased operating profit by 66 per cent to $93 million and India by 33 per cent to $52 million. This was due to the growth in the business and the success of the Grindlays integration. In India, the mortgage portfolio doubled in size aided by the successful launch of MortgageOne.

Africa delivered operating profit of $10 million, an increase of $4 million from 2001. This was despite an extremely difficult environment in Zimbabwe. Improved fees and commissions contributed to this performance.

The Americas and the United Kingdom have increased profit from $4 million to U$34 million, mainly due to cost efficiencies arising from restructuring in 2001.

There has been strong revenue growth in Credit Cards and Personal Loans of ten per cent, and they continue to make impressive returns. Lending outside of Hong Kong grew 20 per cent. Bankruptcy containment actions taken in Hong Kong offset growth elsewhere.

Wealth Management has performed well with revenues up by five per cent over 2001. This has been driven by growth in unit trust, treasury and bancassurance products which offset the impact of the lower interest rate environment.

Mortgages and Auto Finance revenue increased by 25 per cent. Mortgage outstandings grew by nine per cent aided by the successful implementation of MortgageOne Account in Singapore, Malaysia and India and E-Mortgage in Hong Kong. Margins improved in 2002.

Total costs in Consumer Banking have fallen by $64 million (five per cent) to $1,190 million, with $52 million of the reduction in Hong Kong. These savings are after taking account of accelerated investment in new sales platforms, rebranding and distribution channels. The MortgageOne product has been successfully rolled out and E-Mortgage developed in Hong Kong.

The net debt charge increased from $330 million to $603 million. This was largely driven by personal bankruptcies in Hong Kong. The data from the Official Receiver's Office shows that although petition rates appear to have stabilised they remain high and volatile. The charge off period for credit cards has been reduced from 150 days past due to 120 days past due in Hong Kong as a consequence of the market environment. Elsewhere the growth in bad debts reflects higher volumes, changes in the business mix and economic conditions.

Outside Hong Kong, trading profit growth of 56 per cent required incremental risk weighted assets of $2.4 billion, a 22 per cent increase, indicating that growth in Consumer Banking need not be capital intensive.

Wholesale Banking

The Wholesale Banking business continues to be repositioned to focus on products which offer higher returns. The Group has deliberately traded revenue to improve the risk profile of the business and this is reflected in the results of 2002. Overall revenues fell by three per cent. However, operating profit has risen by 35 per cent due to the substantial reduction in the charge for debts. The debt charge has improved due to lower provisions and improved recoveries.

Most regions have improved their results through focusing more closely on Global Markets, reduced costs and improved debt charges. Malaysia has generated an additional $98 million, MESA $65 million and Hong Kong $43 million. In MESA and India the improved performance was in part due to the integration of the Grindlays acquisition and higher volume growth and improved margins in Global Markets. In Africa, the reduction in revenue of $29 million was driven by hyper-inflationary adjustments in Zimbabwe.

The profit in the Americas and the United Kingdom has fallen from $95 million to $41 million. This is mainly due to a $75 million charge taken against Argentina in the first quarter of 2002, and costs associated with repositioning the business.

Trade and lending revenues have fallen by nine per cent from $849 million to $775 million. The reduction in business is in line with the strategy to trade revenue for risk and to concentrate resources on Global Markets. This, together with weak market demand, has had an impact on results.

Global Markets revenue has increased by six per cent to $973 million. Asset and liability management is a significant component within Global Markets and the positions taken generated substantial revenues in the low interest rate environment, particularly in the first half of 2002. Revenue growth was also generated as the Group focused on higher return business.

Cash Management balances have grown significantly by 16 per cent but revenues have not improved as margins have declined as a result of the low interest rate environment. The reduction in Custody revenues by eight per cent reflects the decrease in equity activity as this business is driven by volume and equity values. However, partially offsetting this was additional revenue from winning new mandates.

Costs have risen by $20 million. Costs in 2002 include $45 million staff redundancy and other costs associated with repositioning the business. Investment to enhance product capability has been funded by other cost underlying efficiencies within the Wholesale Banking business.

The significant improvement in the charge for debts reflects the risk management initiatives over the last two years and strong recoveries.

Risk

Risk is inherent in the Group's business and the effective management of that risk is seen as a core competence within Standard Chartered. Through its risk management structure the Group seeks to manage efficiently the eight core risks: credit, market, country and liquidity risk arise directly through the Group's commercial activities whilst business, regulatory, operational and reputational risk are a normal consequence of any business undertaking. The key element of risk management philosophy is for the risk functions to operate as an independent control working in partnership with the business units to provide a competitive advantage to the Group.

Credit Risk

Credit risk is the risk that a counterparty will not settle its obligations in accordance with agreed terms.

Credit exposures include individual borrowers, connected groups of counterparties and portfolios on the banking and trading books.

Problem Credits

The Group employs a variety of tools to monitor the portfolio and to ensure the timely recognition of problem credits.

In Wholesale Banking, accounts are placed on Early Alert when they display signs of weakness. Such accounts are subject to a dedicated process involving senior risk officers and representatives from a specialist recovery unit, which is independent of the business units. Account plans are re-evaluated and remedial actions are agreed and monitored until complete. Remedial actions include, but are not limited to, exposure reduction, security enhancement, exit of the account or immediate movement of the account into the control of the specialist recovery unit.

In Consumer Banking, an account is considered to be in default when payment is not received on the due date. Accounts that are overdue by more than 30 days (60 days for mortgages) are considered delinquent. These are closely monitored and subject to a special collections process.

In general, loans are treated as non-performing when interest or principal is 90 days or more past due.

Consumer Banking

Provisions are derived on a formulaic basis depending on the product:

- Mortgages: a provision is raised where accounts are 150 days past due based on the difference between the outstanding value of the loan and the forced sale value of the underlying asset.
- Credit cards: a charge off is made for all balances which are 150 days past due or earlier as circumstances dictate. In Hong Kong charge off is currently at 120 days.
- Other unsecured Consumer Banking products: a charge off is made at 150 days past due.
- Other.secured Consumer Banking products: a provision is raised at 90 days past due for the difference between the outstanding value and the forced sale value of the underlying asset. The underlying asset is then re-valued periodically until disposal.

It is current practice to provision and write off exposure in respect of Hong Kong bankruptcies at the time the customer petitions for bankruptcy.

The Small and Medium Enterprises (SME) portfolio is provisioned on a case by case basis.

In 2001, gross non-performing loans and advances for Other Asia Pacific have been restated. $58 million of gross non-performing loans in Standard Chartered Nakornthon Bank (SCNB) subject to a Loan Management Agreement (LMA) are now reported in Wholesale Banking.

The relatively low Consumer Banking cover ratio reflects the fact that Standard Chartered classifies all exposure which is 90+ days past due as non-performing, whilst provisions on unsecured lending are only raised at the time of charge-off (see details relating to the raising of provisions above).

Wholesale Banking

Loans are designated as non-performing as soon as payment of interest or principal is 90 days or more overdue, or where sufficient weakness is recognised that full payment of either interest or principal becomes questionable. Where customer accounts are recognised as non-performing or display weakness that may result in non-performing status being assigned, they are passed to the management of a specialist unit, which is independent of the main businesses of the Group.

For loans and advances designated non-performing, interest continues to accrue on the customer's account but is not included in income.

Where the principal, or a portion thereof, is considered uncollectable and of such little realisable value that it can no longer be included at its full nominal amount on the balance sheet, a specific provision is raised. In any decision relating to the raising of provisions, the Group attempts to balance economic conditions, local knowledge and experience and the results of independent asset reviews.

Where it is considered that there is no realistic prospect of recovering the principal of an account against which a specific provision has been raised, then that amount will be written off. The Group reports non-performing loans on a net at risk basis two years after first raising a specific provision. Net at risk is the result of netting interest in suspense and specific provision against applicable gross outstandings. Normal account management and collection efforts are not impacted by this process.

Included in Other Asia Pacific are net non-performing loans of $690 million (2001: $739 million) in Standard Chartered Nakornthon Bank (SCNB) which are subject to a Loan Management Agreement (LMA). In 2001 gross non-performing loans for Other Asia Pacific have been restated to include $58 million of gross non-performing loans subject to the LMA which were previously reported under Consumer Banking.

Wholesale Banking Cover Ratio

Corporate loans and advances to customers against which provisions have been outstanding for two years or more are written down to their net realisable value. The following table shows the cover ratio after adjusting for the cumulative amounts written down. The non-performing loans recorded in SCNB are excluded from the cover ratio calculation as they are the subject of a Loan Management Agreement with a Thai government agency.

Net non-performing loans have decreased by $291 million to $1,323 million at 31 December 2002 on the back of strong recoveries as work-out strategies initiated in earlier years take effect. Net non-performing loans are covered by collateral and on-going work-out strategies. The Wholesale Banking adjusted cover ratio also shows significant improvement year-on-year and now stands at 78 per cent (2001: 73 per cent).

Country Risk

Country risk is the risk that a counterparty is unable to meet its contractual obligations as a result of adverse economic conditions or actions taken by governments in the relevant country.

Market Risk

The Group recognises market risk as the exposure created by the potential changes in market prices and rates. Market risk arises on financial instruments, which are either valued at current market prices (mark to market) or at cost plus any accrued interest (non-trading basis). The Group is exposed to market risk arising principally from customer driven transactions.

Market risk is supervised by the Group Risk Committee, which agrees policies and levels of risk appetite in terms of Value at Risk (VaR). A Group Market Risk Committee sits as a specialist body to provide business level management, guidance and policy setting. Policies cover the trading book of the Group and also market risks within the non-trading books. Limits by location and portfolio are proposed by the business within the terms of agreed policy. Group Market Risk agrees the limits and monitors exposures against these limits.

Group Market Risk augments the VaR measurement by regularly stress testing aggregate market risk exposures to highlight potential risk that may arise from extreme market events that are rare but plausible. In addition, VaR models are back tested against actual results to ensure pre-determined levels of accuracy are maintained.

Additional limits are placed on specific instrument and currency concentrations where appropriate. Factor sensitivity measures are used in addition to VaR as additional risk management tools. Option risks are controlled through revaluation limits on currency and volatility shifts, limits on volatility risk by currency pair and other underlying variables that determine the options' value.

Foreign Exchange Exposure

The Group's foreign exchange exposures comprise trading and structural foreign currency translation exposures.

Foreign exchange trading exposures are principally derived from customer driven transactions. The average daily foreign exchange trading revenue during 2002 was $1.2 million.

Interest Rate Exposure

The Group's interest rate exposures comprise trading exposures and structural interest rate exposures. Interest rate risk arises on both trading positions and non-trading books.

Structural interest rate risk arises from the differing re-pricing characteristics of commercial banking assets and liabilities, including non-interest bearing liabilities such as shareholders' funds and some current accounts.

The average daily interest rate revenue from market risk related activity during 2002 was $2.2 million.

Derivatives

Derivatives are contracts whose characteristics and value derive from underlying financial instruments, interest and exchange rates or indices. They include futures, forwards, swaps and options transactions in the foreign exchange and interest rate markets. Derivatives are an important risk management tool for banks and their customers because they can be used to manage the risk of price, interest rate and exchange rate movements.

The Group's derivative transactions are principally in plain vanilla instruments, where the mark-to-market values are readily determinable by reference to independent prices and valuation quotes or by using standard industry pricing models. The total off-balance sheet exposure to derivatives at 31 December 2002 was $9,783 million (2001: $7,517 million) based on net replacement cost.

Liquidity Risk

The Group defines liquidity risk as the risk that funds will not be available to meet liabilities as they fall due.

A range of tools are used for the management of liquidity. These comprise commitment and wholesale borrowing guidelines, key balance sheet ratios and medium-term funding requirements.

At the local level, in line with policy, the day to day monitoring of future cash flows takes place and suitable levels of easily marketable assets are maintained by the businesses.

Operational and Other Risks

Operational risk is the risk of direct or indirect loss due to an event or action causing failure of technology, processes, infrastructure, personnel, and other risks having an operational risk impact. Standard Chartered seeks to minimise actual or potential losses from operational risk failures through a framework of policies and procedures that identify, assess, control, manage and report risks.

Capital

Standard Chartered's policy is to maintain a conservative balance sheet and strong capital base. The Group Asset and Liability Committee targets Tier 1 and Total Capital ratios of seven per cent to nine per cent and 12 to 14 per cent respectively. The Group believes that being well capitalised is important.

	2002 $million	2001* $million
Tier 1 capital:		
Shareholders' funds	**7,327**	7,538
Minority interests	**249**	73
Innovative Tier 1 securities	**997**	929
Unconsolidated associated companies	**31**	22
Less:		
Premises revaluation reserves	**(3)**	(61)
Goodwill capitalised	**(2,118)**	(2,269)
Own shares held†	**(57)**	–
Total Tier 1 capital	**6,426**	6,232
Tier 2 capital:		
Premises revaluation reserves	**3**	61
General provisions	**468**	468
Undated subordinated loan capital	**1,853**	1,804
Dated subordinated loan capital	**2,605**	2,677
Total Tier 2 capital	**4,929**	5,010
Investments in other banks	**(558)**	
Other deductions	**(4)**	(19)
Total capital	**10,793**	11,223
Risk weighted assets	**55,931**	53,825
Risk weighted contingents	**18,623**	15,517
Total risk weighted assets and contingents	**74,554**	69,342
Capital ratios		
Tier 1 capital	**8.6%**	9.0%
Total capital	**14.5%**	16.2%

	2002 $million	2001* $million
Shareholders' funds		
Equity	**6,695**	6,279
Non Equity	**632**	1,259
Total	**7,327**	7,538
Post tax return on equity (normalised)	**13.4%**	12.0%*

*Comparative restated (see page 34).

†Relates to shares held in trust to fulfil the Groups' obligations under employee share schemes.

The Group identified improving the efficiency of capital management as a strategic priority for 2002. A capital plan to achieve this has been developed. This includes several key elements. In particular, to reduce the amount of Tier 2 capital and to improve the overall capital mix within the broad target ratios.

In October 2002, Standard Chartered PLC listed on the Hong Kong Stock Exchange. The Company issued 35 million shares of $0.50 per share. The shares were issued at HK$84 per share, raising $17.5 million of share capital and $328 million of share premium.

In December 2002, the Company repurchased 659,126 Non-cumulative Preference Shares with a nominal value of $5 and issued at a price of $1,000 per Preference Share. The Shares were repurchased at $1,110 per share, together with an amount to compensate for accrued dividend. The deduction from the share premium reserve was restricted to the $328 million premium raised on the Hong Kong listing.

Board of Directors

Sir Patrick Gillam



Lord Stewartby



Mervyn Davies



Mike DeNoma



Christopher Keljik



Richard Meddings



Kai Nargolwala



Peter Sands



Ronnie Chan



Sir CK Chow



Barry Clare



Ho KwonPing



Rudy Markham



David Moir



Hugh Norton



Sir Ralph Robins



Bryan Sanderson



Cob Stenham



Sir Patrick John Gillam*
Chairman
Appointed to the Board on 1 August 1988 and became Chairman on 6 May 1993. He is the non-executive Chairman of Royal & Sun Alliance Insurance Group plc but will retire from this role in March 2003. He is a member of the Court of Governors and an Honorary Fellow of the London School of Economics and Political Science. He will retire as Chairman in May 2003. Age 69.

The Rt Hon Lord Stewartby†
Deputy Chairman
Appointed to the Board on 1 January 1990 and became Deputy Chairman in 1993. He is Chairman of the Throgmorton Trust PLC, Deputy Chairman of Amlin plc and a non-executive director of other companies. He was formerly a member of the Financial Services Authority. Age 67.

Evan Mervyn Davies CBE*
Group Chief Executive
Appointed to the Board on 16 December 1997 and as Group Chief Executive on 28 November 2001. He joined Standard Chartered in 1993 with responsibility for global account management and prior to joining the Board he was based in Singapore in charge of the Group's corporate and investment banking business. Before his appointment as Group Chief Executive he was executive director with responsibility for Hong Kong, China and North East Asia and for Group-wide technology and operations. He is a member of Hong Kong's Exchange Fund Committee. Age 50.

Michael Bernard DeNoma*
Appointed to the Board on 12 May 2000. He is responsible for the Group's consumer banking business world-wide. He joined Standard Chartered in July 1999 with responsibility for Consumer Banking in the Asian markets. He is based in Singapore. Age 46.

Christopher Avedis Keljik*
Appointed to the Board on 7 May 1999. He is responsible for the Group's businesses and for governance in Africa, the Middle East and South Asia and has governance responsibility for the United Kingdom and the Americas. He is also on the Visa International Asia Pacific Regional Board of Directors. He joined Standard Chartered in 1976 and has held a number of senior positions working in London, Hong Kong, New York and Singapore in corporate finance, treasury and general management. Age 54.

Richard Henry Meddings*
Appointed to the Board on 16 November 2002. He is responsible for audit and for risk. Prior to his appointment, he was the Chief Operating Officer, Barclays Private Clients at Barclays PLC. He was Group Finance Director of The Woolwich plc before it was acquired by Barclays, where his responsibilities included risk, compliance and treasury. Age 44.

Kaikhushru Shiavax Nargolwala*
Appointed to the Board on 7 May 1999. He is responsible for the Group's wholesale banking business worldwide and for corporate governance across the Asia Pacific region and India. He joined Standard Chartered in 1998 as Group Head of Sales responsible for relationships with corporate and institutional customers in the Asia Pacific region, the USA and Europe. He is based in Singapore. Age 52.

Peter Alexander Sands*
Appointed to the Board on 14 May 2002. He is responsible for finance, strategy, technology and operations. Prior to his appointment he was a director with world-wide consultancy McKinsey & Co. He had been with McKinsey since 1988, where he worked extensively in the banking and technology sectors in a wide range of international markets. Age 41.

Ronnie ChiChung Chan†
Appointed to the Board on 5 May 1994. He is Chairman of the Hang Lung Group and its subsidiaries, Hang Lung Properties Limited and Grand Hotel Holdings Limited. He is based in Hong Kong. Age 53.

Sir CK Chow†
Appointed to the Board on 24 February 1997. He is Chief Executive Officer of Brambles Industries plc and Brambles Industries Limited. He is a Fellow of the Royal Academy of Engineering, the City and Guilds of London Institute and the Institute of Chemical Engineering. He is also a governor of the London Business School. He is based in both Sydney and London. Age 52.

Barry Clare†
Appointed to the Board on 31 July 2002. He was formerly an executive director of the Boots Company PLC. Age 49.

Ho KwonPing†
Appointed to the Board on 22 October 1996. He is Chairman of the Wah-Chang Group. He is also Chairman of Banyan Tree Holdings Pte Ltd, Singapore Management University and Co-Chairman of the Thailand-Singapore Business Council. He is based in Singapore. Age 50.

Rudolph Harold Peter Markham†
Appointed to the Board on 19 February 2001. He is Finance Director of Unilever PLC and Unilever NV. Age 56.

David George Moir CBE‡
Appointed to the Board on 1 January 1993 as an executive director. He retired as an executive director on 18 March 2000 after 42 years service with Standard Chartered Group but remains as a non-executive director. He also sits on the Board of Pengurusan Danaharta Nasional Berhad (Danaharta). Age 62.

Hugh Edward Norton†
Appointed to the Board on 7 August 1995. He is a non-executive director of Inchcape plc and is also a member of the Chancellor's Court of Benefactors, Oxford University. Age 66.

Sir Ralph Harry Robins†
Appointed to the Board on 1 October 1988. He was formerly Chairman of Rolls-Royce plc and the Defence Industries Council, and is a former President of the Society of British Aerospace Companies. He is a non-executive director of Cooper Industries Limited. Age 70.

Bryan Kaye Sanderson CBE†
Appointed to the Board on 9 December 2002. He is to become Chairman in May 2003. He spent most of his career with British Petroleum, rising to become a main board director and Chief Executive of BP Chemicals before he retired in 2000. He is Chairman of BUPA and a non-executive director of Six Continents PLC. He is also Chairman of the Learning and Skills Council. Age 62.

Anthony William Paul Stenham†
Appointed to the Board on 1 October 1991. He is Chairman of TeleWest Communications plc, Whatsonwhen plc and IFonline Group plc, and a non-executive director of Jarrold and Sons Ltd and Hebridean Cruises plc. He is also an advisory director of The Management Consulting Group plc. Age 71.

Audit and Risk Committee
Lord Stewartby (Chairman)
Rudolph Markham
Hugh Norton
Sir Ralph Robins

Board Remuneration Committee
Hugh Norton (Chairman)
Barry Clare
Ho KwonPing
Sir Ralph Robins
Anthony Stenham
Lord Stewartby

The Board Remuneration Committee acts as the Board's Nomination Committee.

* Director of Standard Chartered Bank.
† Independent non-executive director.
‡ Non-executive director.

Summary Report of the Directors

Activities
The Company is a holding company and co-ordinates the activities of its subsidiaries which mainly carry out the business of banking and the provision of other financial services.

The Chairman's Statement on pages 4 to 7 and the Group Chief Executive's Review on pages 8 to 12 contain a review of the business of the Group during 2002, of recent events and of likely future developments.

Share Capital
On 31 October 2002 the Company listed its ordinary share capital on the Stock Exchange of Hong Kong and 35,000,000 shares were issued in Hong Kong at a price of HK$84.00 per share.

On 4 December 2002 the Company repurchased and cancelled 659,126 of its 8.9 per cent preference shares of $5 each.

Dividends
The directors recommend the payment of a final dividend of 32.9 cents per ordinary share to be paid on 13 May 2003 to shareholders on the register on 28 February 2003. The interim dividend of 14.1 cents per ordinary share was paid on 15 October 2001 making a total of 47.0 cents for the year. Ordinary shareholders will be offered the choice of taking their dividends in sterling, US dollars, Hong Kong dollars or new shares.

Directors
The directors of the Company at the date of this report are listed on pages 30 and 31.

All of the directors with the exception of Mr P A Sands, Mr R H Meddings and Mr B K Sanderson held office throughout the year. Mr Sands and Mr Meddings were appointed as executive directors on 14 May and 16 November 2002, respectively and Mr Sanderson was appointed as a non-executive director on 9 December 2002. It is intended that Mr Sanderson will be appointed as Chairman of the Company when Sir Patrick Gillam retires in May 2003. Mr P N Kenny and Mr K A V Mackrell resigned as directors on 30 April and 2 May 2002, respectively.

Mr D G Moir and Mr K S Nargolwala retire from office by rotation and will offer themselves for re-election at this year's AGM. Sir Patrick Gillam and Mr A W P Stenham will retire from office at this year's AGM and will not stand for re-election.

Sir Ralph Robins was 70 on 16 June 2002, and in accordance with the Companies Act 1985 he is vacating office at this year's AGM. Special provisions apply to the reappointment of directors who have reached the age of 70 and the Company has received special notice proposing the reappointment of Sir Ralph Robins as a director. The Board is supporting this resolution.

Mr Meddings, Mr Nargolwala and Mr Sands have service contracts with a notice period of one year and two years in limited circumstances. Mr D G Moir, Sir Ralph Robins and Mr Sanderson are non-executive directors and do not have service contracts.

Social, Ethical and Environmental Policies
Copies of the Group's SEE and environmental policies are available to shareholders on the Company's website at: www.standardchartered.com/ourbeliefs.

Corporate Governance
A report on corporate governance is included on pages 44 and 45 of the Annual Report.

Auditors
The Companies Act requires the auditors to report if the accounting records are not properly kept or if the required information and explanations are not received. Their report on the full accounts contains no such statement.

Annual General Meeting
The Company's AGM will be held at 12 noon on Thursday 8 May 2003 at Merchant Taylors' Hall, 30 Threadneedle Street, London EC2R 8JB.

Statement of the Independent Auditor to the members of Standard Chartered PLC pursuant to section 251 of the Companies Act 1985

We have examined the summary financial statements set out on pages 34 to 36.

Respective Responsibilities of Directors and Auditors
The directors are responsible for preparing the annual review in accordance with applicable United Kingdom law. Our responsibility is to report to you our opinion on the consistency of the summary financial statements within the annual review with the full annual accounts, the directors' report and the directors' remuneration report and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the annual review and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statements.

Basis of Opinion
We conducted our work in accordance with Bulletin 1999/6 'The auditor's *statement on the summary financial statement*' issued by the Auditing Practices Board for use in the United Kingdom. Our Report on the Group's full annual accounts describes the basis of our audit opinion on those accounts.

Opinion
In our opinion the summary financial statement is consistent with the full annual accounts, the directors' report and the directors' remuneration report of Standard Chartered PLC for the year ended 31 December 2002 and complies with the applicable requirements of section 251 of the Companies Act 1985 and the regulations made thereunder.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London, 19 February 2003

Consolidated Profit and Loss Account for the year ended 31 December 2002

	2002 $million	2001* $million
Interest receivable	**5,288**	6,419
Interest payable	**(2,225)**	(3,519)
Net interest income	**3,063**	2,900
Fees and commissions receivable	**1,160**	1,135
Fees and commissions payable	**(169)**	(158)
Dealing profits	**420**	470
Other operating income	**65**	58
	1,476	1,505
Net revenue	**4,539**	4,405
Administrative expenses:		
Staff	**(1,270)**	(1,241)
Premises	**(269)**	(285)
Other	**(673)**	(735)
Depreciation and amortisation	**(345)**	(324)
Total operating expenses	**(2,557)**	(2,585)
Operating profit before provisions	**1,982**	1,820
Provisions for bad and doubtful debts	**(705)**	(732)
Provisions for contingent liabilities and commitments	**(7)**	1
Amounts written off fixed asset investment	**(8)**	–
Operating profit before taxation	**1,262**	1,089
Taxation	**(387)**	(378)
Profit after taxation	**875**	711
Minority interests (equity)	**(31)**	(12)
Profit for the year attributable to shareholders	**844**	699
Dividends on non-equity preference shares	**(108)**	(68)
Dividends on ordinary equity shares	**(545)**	(474)
Retained profit	**191**	157
Basic earnings per ordinary share	**57.6c**	55.9c
Diluted earnings per ordinary share	**57.2c**	55.4c

The 2002 and 2001 results are all from continuing operations.

* Comparative restated (see note below).

Financial Reporting Standard 19 – Deferred Tax (FRS19) is effective for accounting periods ending on or after 23 January 2002, and the Group adopted FRS19 in the current period.

It specifies the provisions that are required for Deferred Tax, which are on a different basis to its predecessor, Statement of Standard Accounting Practice 15.

The adjustments have no effect on current or prior periods tax charge but affect the Deferred Tax balances, and Reserves. The brought forward balances at 1 January 2001 have been restated as follows: the Deferred Tax Asset balance is increased by $156 million, the Profit and Loss Reserves balance is increased by $140 million and the Premises Revaluation Reserve is increased by $16 million.

In February 2002, the Urgent Issues Task Force issued Abstract 33 (UITF 33) – Obligations in Capital Instruments. This reviewed the classification of instruments that have the characteristics of both liabilities and shareholder's funds and provided further guidance on the accounting treatment of these issues.

In 2001, the £300 million 8.103 per cent Set-up Callable perpetual Trust Preferred Securities and the €500 million 8.16 per cent non-cumulative Trust Preferred Securities were treated as minority interests (non-equity) in the consolidated accounts of Standard Chartered PLC, in accordance with Financial Reporting Standard 4 – Capital Instruments.

As a result of complying with UITF33 the instruments have been reclassifed from minority interests (non-equity) to liabilities. The restatement of principal balances at 31 December 2001 is $878 million together with accrued interest is $51 million. The associated minority interest payable is $59 million for the year ended 31 December 2001.

Comparative figures for the year ended 31 December 2001 are restated to reflect these changes to accounting policy.

Consolidated Balance Sheet at 31 December 2002

	2002 $million	2001* $million
Assets		
Cash and balances at central banks	**1,100**	1,004
Cheques in course of collection	**137**	170
Treasury bills and other eligible bills	**5,050**	5,105
Loans and advances to banks	**16,001**	19,578
Loans and advances to customers	**57,009**	53,005
Debt securities and other fixed income securities	**20,187**	15,971
Equity shares and other variable yield securities	**250**	109
Intangible fixed assets	**2,118**	2,269
Tangible fixed assets	**928**	992
Other assets	**9,106**	8,250
Prepayments and accrued income	**1,124**	1,082
Total assets	**113,010**	107,535
Liabilities		
Deposits by banks	**10,850**	11,688
Customer accounts	**71,626**	67,855
Debt securities in issue	**4,877**	3,706
Other liabilities	**11,618**	9,910
Accruals and deferred income	**945**	1,267
Provisions for liabilities and charges	**63**	150
Subordinated liabilities:		
Undated loan capital	**1,853**	1,804
Dated loan capital (including convertible bonds)	**3,602**	3,544
Minority interests – equity	**249**	73
Called up share capital	**909**	861
Share premium account	**2,764**	2,761
Capital reserve	**5**	5
Capital redemption reserve	**3**	–
Premises revaluation reserve	**3**	61
Profit and loss account	**3,643**	3,850
Shareholders' funds (including non-equity interests)	**7,327**	7,538
Total liabilities and shareholders' funds	**113,010**	107,535
Memorandum items		
Contingent liabilities:		
Acceptances and endorsements	**897**	704
Guarantees and irrevocable letters of credit	**12,199**	11,227
Other contingent liabilities	**4,817**	3,645
	17,913	15,576
Commitments	**43,803**	42,622

* Comparative restated (see page 34).

These accounts were approved by the Board of Directors on 19 February 2003 and signed on its behalf by:

Sir Patrick Gillam, Chairman | **E M Davies, Group Chief Executive** | **P A Sands, Group Executive Director**

Summary Segmental Information

By geographic segment

2002

	Asia Pacific								
	Hong Kong $million	Singapore $million	Malaysia $million	Other Asia Pacific $million	India $million	Middle East & Other South Asia $million	Africa $million	Americas, UK & Group Head Office $million	Total $million
Net revenue	1,416	485	234	572	394	501	332	605	4,539
Total operating expenses†	(622)	(209)	(143)	(406)	(190)	(196)	(228)	(563)	2,557
Operating profit before provisions	794	276	91	166	204	305	104	42	1,982
Charge for debts and contingent liabilities	(428)	(41)	(13)	(61)	(38)	(13)	(3)	(115)	(712)
Amounts written off fixed assets investments	–	–	–	–	–	–	–	(8)	(8)
Profit before taxation	366	235	78	105	166	292	101	(81)	1,262
Total assets employed	41,143	17,387	6,732	16,295	6,411	10,400	3,880	42,327	144,575

2001*

	Asia Pacific								
	Hong Kong $million	Singapore $million	Malaysia $million	Other Asia Pacific $million	India $million	Middle East & Other South Asia $million	Africa $million	Americas, UK & Group Head Office $million	Total $million
Net revenue	1,442	440	237	529	355	436	355	611	4,405
Total operating expenses†	(679)	(205)	(131)	(404)	(209)	(207)	(226)	(524)	(2,585)
Operating profit before provisions	763	235	106	125	146	229	129	87	1,820
Charge for debts and contingent liabilities	(257)	(51)	(130)	(86)	(27)	(39)	(13)	(128)	(731)
Profit before taxation	506	184	(24)	39	119	190	116	(41)	1,089
Total assets employed	39,508	15,086	6,223	14,580	5,994	9,604	3,487	41,335	135,817

By class of business

	2002			2001*		
	Consumer Banking $million	Wholesale Banking $million	Total $million	Consumer Banking $million	Wholesale Banking $million	Total $million
Net Revenue	2,416	2,123	4,539	2,222	2,183	4,405
Total operating expenses†	(1,190)	(1,211)	(2,557)	(1,254)	(1,191)	(2,585)
Profit before provisions	1,226	912	1,982	968	992	1,820
Charge for debts and contingent liabilities	(603)	(109)	(712)	(330)	(401)	(731)
Amounts written off fixed asset investments	–	(8)	(8)	–	–	–
Operating profit before taxation	623	795	1,262	638	591	1,089
Total assets employed	40,465	104,110	144,575	44,992	90,825	135,817

* Comparative restated (see page 34).

† Total operating expenses include $156 million (2001: $140 million) amortisation of goodwill. These costs are a result of global projects managed from the centre and corporate decisions made at the centre and have not been attributed to business segments.

For the segmental information given above, Group central expenses and other overhead costs have been distributed between geographic segments and classes of business in proportion to their direct costs and the benefit of the Group's capital has been distributed between geographic segments and classes of business in proportion to their risk weighted assets. Total assets employed include intra-group items of $25,874 million (2001: $24,724 million) and balances which are netted in the summarised consolidated balance sheet of $5,691 million (2001: $3,558 million). Assets held at the centre have been distributed between geographic segments and classes of businesses in proportion to their total assets employed.

Directors' Remuneration Report

This report has been prepared by the Board Remuneration Committee and has been approved by the Board as a whole.

The Board Remuneration Committee (the Committee) is made up exclusively of non-executive directors. The members of the Committee are Mr H E Norton (Committee Chairman), Lord Stewartby, Mr B Clare, Mr Ho KwonPing, Sir Ralph Robins and Mr A W P Stenham. Mr K A V Mackrell served as a member of the Committee until his retirement on 2 May 2002.

The Committee has specific terms of reference and meets at least three times a year. It considers and recommends to the Board the Group's remuneration policy and agrees the individual remuneration packages of the Group Chairman, Group Chief Executive and all other executive directors. No executive directors are involved in determining their own remuneration.

The tabular information on pages 41 to 45 has been audited.

Advisors to the Board Remuneration Committee

The principal advisors to the Committee are the Group Head of Human Resources (Mr T J Miller) and the Group Head of Reward (Ms K J Olley). Their advice draws on formal remuneration survey data provided by McLagan and Towers Perrin and, in respect of the design and operation of the Group's share plans, on advice provided by Clifford Chance and Towers Perrin. In addition to this share plan advice, Towers Perrin also provides retirement, benefit and welfare consulting services to the Group in North America.

The Committee relies upon these principal internal advisers but will draw upon independent advice as appropriate and depending upon the subject matter under discussion. The Committee did not seek any independent advice during 2002.

In addition, data required for the analysis of comparative Total Shareholder Return (for the Group's Performance Share Plan and for the comparator performance graph disclosed in this report) is provided by Datastream.

Remuneration Policy

The success of the Group depends upon the performance and commitment of talented employees. The Group's remuneration policy is, and will continue to be, to:

- Support a strong performance-oriented culture and ensure that individual rewards and incentives relate directly to the performance of the individual, the operations and functions for which they are responsible, the Group as a whole and the interests of shareholders; and
- maintain competitive awards that reflect the international nature of the Group and enable it to attract and retain talented executives of the highest quality internationally. During 2002, over 89 per cent of the Group's trading profit came from operations outside the United Kingdom. The executive directors of the Group all bring international experience and expertise to the Group and the Group recognises that it recruits from an international marketplace.

Performance-related Remuneration

Target remuneration levels for the Group's executive directors are set at the median of its key international competitors, particularly those financial institutions headquartered in Europe, the United States and Asia which have significant operations in the Group's principal markets. In addition, relative performance against a specific comparator group is used in conjunction with one of the Group's share plans, the 2001 Performance Share Plan. Details of this comparator group are set out on page 39.

Excellent performance by both the Group and by the individual executive directors is rewarded with higher bonus levels and share awards, taking potential total compensation to the upper quartile or higher of the Group's key international competitors.

Executive directors' target total compensation is structured to give the heaviest weighting to performance-related elements, with approximately 30 per cent of total compensation delivered through base salary, 30 per cent through an annual bonus, and 40 per cent through the expected value of share options and awards under the Performance Share Plan.

Retirement Benefits for executive directors, as for all employees, are set to be competitive in the local market and are not performance-based.

Remuneration Structure

The remuneration arrangements for the executive directors consist of:

Base Salaries

Base salary levels are set at the median of the Group's key international competitors. Salary levels are reviewed annually by the Committee taking account of the latest available market data as well as the performance of the individual executive.

Mr Davies' salary increase in 2002 reflects his promotion from executive director to Group Chief Executive. Excluding Mr Davies, the average salary increase for executive directors in 2002 was three per cent.

Annual Performance Bonus

Executive directors each have an annual target bonus of 100 per cent of base salary, with a maximum award of 150 per cent. This is a cash sum payable immediately on award. Annual bonus awards are made wholly on the basis of Group and individual performance. Group performance is assessed on the basis of a number of quantitative and qualitative measures which include earnings per share, revenue growth, costs and cost control, bad debts, pre-tax profits and cost to income ratio.

Individual performance is appraised taking account not only of the results achieved by the executive director but also their adherence to the Group's values and contribution to the collective leadership of the Group. This principle is also applied throughout the organisation. Actual awards made to executive directors in relation to 2002 ranged from 43 per cent to 132 per cent of base salary.

Long Term Incentives

In order to align the interests of executive directors and employees with those of shareholders, the executive directors are eligible to participate in two of the Group's share incentive schemes, the 2001 Performance Share Plan and the 2000 Executive Share Option Scheme. Both schemes are designed to provide competitive long term incentives which are only exercisable upon the achievement of tough performance criteria. Details of these schemes are given on pages 38 and 39.

Directors' Remuneration Report Continued

Remuneration Structure continued
The importance placed on such programmes as a percentage of executive directors' total potential remuneration is one of the strongest indicators of the Group's commitment to paying for demonstrable performance. Awards under these schemes are entirely discretionary and are based on individual directors' performance. A performance test is therefore effectively applied both at the time of grant and upon vesting.

Upon recruitment to the Group, newly appointed executive directors may also be granted an award of restricted shares under the Group's 1997 Restricted Share Scheme. Such awards are made on an exceptional basis and are principally used to partly compensate such directors for share awards forfeited on leaving their previous employer. Executive directors are also eligible to participate in the Group's all-employee UK or International Sharesave Schemes on the same terms as other eligible employees.

Retirement Benefits
All of the executive directors, excluding the Chairman, are eligible for post retirement benefits through an executive directors' retirement compensation scheme. These are provided through a variety of different defined benefit, defined contribution and cash structures reflecting the point at which the executive director joined the Group, their length of service with the Group and their retirement arrangements with previous employers and with external pension providers. Generally, the Group aims to provide a retirement benefit equivalent to two thirds of salary based on at least 20 years of service with the Group at retirement age of 60. Base salary is the only element of remuneration which is pensionable. Retirement benefits are not designed to be performance-related.

Service Contracts
The policy for the Group is for all executive directors to receive (and be required to give) twelve months notice. In the twelve month period following a change of control of the Company, the notice period applicable to all existing executive directors is 24 months. The Committee will continue to monitor the appropriateness of this policy in the light of market practice and guidelines on corporate governance to allow the Group to attract and retain executive directors of the highest quality with commensurate experience.

Sir Patrick Gillam will retire as Chairman in May 2003. His successor, Mr Bryan Sanderson, will have a contract subject to twelve months notice. There is no change in his notice period following a change of control of the Company.

The dates of the executive directors' service agreements are set out below:

Executive director	Date of agreement
Sir Patrick Gillam	5 May 1993
E M Davies	3 November 1997
M B DeNoma	19 June 2000
C A Keljik	11 August 1999
R H Meddings	16 November 2002
K S Nargolwala	9 August 1999
P A Sands	13 May 2002

All executive directors' service agreements contain clauses specifying payments in the event of early termination by the Group (other than where summary dismissal is appropriate). In such circumstances the service agreements provide for payment that would take account of the executive director's base salary, pension contributions and certain allowances, but exclude non cash benefits and performance related bonus for the relevant period of notice.

Performance Graph
The graph below shows the year on year change over the last five years in the Group's total shareholder return alongside the total shareholder return of the FTSE 100. The FTSE 100 provides a broad comparator group against which the Group's shareholders may measure their relative returns. The Company is a constituent member of the FTSE 100 Index and the London Stock Exchange is the principal exchange for the Company's shares. A more tailored comparator group (as described below) is used for the purpose of measuring Group performance for the Group's share plans and its remuneration arrangements in general.



Percentage TSR change over the year
45
30
15
0
-15
-30
-45
Jan 98
Jan 99
Jan 00
Jan 01
Jan 02
Dec 02
Standard Chartered
FTSE 100 Index

Five Year Total Shareholder Return
Data provided by Datastream

Long Term Incentives
2001 Performance Share Plan
The Performance Share Plan (the Plan) is designed as an intrinsic part of total remuneration for the Group's executive directors and for a very small number of the Group's most senior executives. It is an internationally competitive long term incentive that focuses executives on meeting and exceeding the long term performance targets of the Group. The performance criteria which need to be met are listed below.

A personal shareholding requirement further reinforces the long term nature of this plan. The Plan is administered by the Standard Chartered Employee Share Ownership Trust (the Trust) which is managed by an independent corporate trustee. Awards of nil price options to acquire shares are granted to the director and will normally be exercised between three and ten years after the date of grant if the individual is still employed by the Group. There is provision for earlier exercise in certain limited circumstances. The value of shares awarded in any year to any individual may not exceed one times their base salary.

To participate in the Plan and before exercising any award, executive directors have to build up, within three years of participating in the Plan, a personal shareholding equivalent to one times base salary (in addition to the shareholding requirement for the 2000 Executive Share Option Scheme). The Committee will set appropriate performance conditions each time that awards are made under the Plan.

The performance conditions which need to be met before any award can be exercised under the Plan are summarised below, together with the reason for their selection:

- *Relative Total Shareholder Return (TSR): measuring the year-on-year* growth in share price plus dividends paid to shareholders during that period, relative TSR is recognised as one of the best indicators of whether a shareholder has achieved a good return on investing in the Group relative to a basket of companies or a single index.
- Earnings per Share: An earnings per share (EPS) performance condition is used as this is recognised as providing an appropriate measure of the Group's underlying financial performance.

The Plan operates as follows:
The first half of the award is dependent upon the Group's TSR compared to that of a Comparator Group at the end of a three-year period.
The Comparator Group comprises:

ABN AMRO Holding Bank NV	HSBC Holdings
Bank of America	JP Morgan Chase
Bank of East Asia	Lloyds TSB
Barclays	Overseas Chinese Banking Corporation
Citigroup	Royal Bank of Scotland
DBS Group	United Overseas Bank
Deutsche Bank	Standard Chartered
HBOS	

The following table shows the percentage of award which will normally be exercisable at the end of the relevant three year performance period, depending on the ranking achieved in the Comparator Group:

Ranking in list of TSR Performance of Comparator Companies	Percentage of award exercisable
9th – 15th	Nil
8th	20.0
7th	27.5
6th	35.0
5th	42.5
1st – 4th	50.0

The other half of the award will be subject to an earnings per share (EPS) growth target applied over the same three-year period.

The following table shows the percentage of award which will normally be exercisable at the end of the relevant three year performance period, depending on the EPS performance:

Increase in EPS (over performance period)	Percentage of award exercisable
less than 15%	Nil
15%	20.0
30% or greater	50.0

The proportion of the award which may be exercised for EPS growth between 15 per cent and 30 per cent will be calculated on a straight-line basis.

The Committee is responsible for approving the grant and exercise of all awards made to executive directors under the Plan. The Committee may amend the performance conditions which apply to any award if the amended condition would provide a more appropriate measure of performance as long as the amended condition would be no less demanding to satisfy.

It will be determined in January 2004 whether the performance conditions of the first award under this Plan have been met. For awards granted in 2002, normalised EPS of 66.3 cents was used as a base EPS figure. During 2002, awards over 322,621 shares were granted to executive directors under this Plan. No awards under the Plan have been exercised in 2002.

2000 Executive Share Option Scheme
The Executive Share Option Scheme is designed as an intrinsic part of the Group's executive directors' and senior managers' total remuneration. The scheme is designed to be internationally competitive and focus executive directors and their senior management teams on delivering long term performance. EPS performance criteria need to be met before options can be exercised. A personal shareholding requirement reinforces the long term nature of the scheme.

Executive share options to purchase ordinary shares in the Company are exercisable after the third, but before the tenth, anniversary of the date of grant. The exercise price per share is the share price at the date of grant and options can normally only be exercised if a performance condition is satisfied.

The performance condition which needs to be met before any award can be exercised is summarised below, together with the reason for its selection:

- Earnings per Share: An earnings per share (EPS) performance condition is used as this is recognised as providing an appropriate measure of the Group's underlying financial performance.

The 2000 Executive Share Option Scheme (the 2000 scheme) was introduced in 2000 to replace the Group's existing executive share option schemes. An amendment to the scheme's performance conditions was approved by shareholders in 2001. From May 2001, options awarded under the 2000 scheme may be exercised if the Group's EPS has increased by at least eight per cent per year for three years (i.e. at least 24 per cent over three years). Re-testing may be carried out in the fourth and fifth year after grant, but if the performance conditions have not been met at the end of the fifth year all options lapse automatically.

To participate in the 2000 scheme, executive directors have to build up, over a two-year period from the grant of an option, a personal shareholding equivalent to one times base salary at the date of grant and retain such shareholding until exercise. The maximum value of options which may be granted in any year to any individual is six times base salary.

During 2002, options over 1,447,475 shares were granted to the executive directors under the 2000 scheme at option exercise prices of between 723 pence and 862 pence per share. For options granted in 2002, normalised EPS of 66.3 cents was used as the base EPS figure. No executive share options under the 2000 scheme were exercised by the directors during 2002.

Long Term Incentives continued

1997 Restricted Share Scheme

The Group operates a discretionary Restricted Share Scheme for high performing and high potential staff at any level of the organisation. Except upon appointment, when an executive director may be granted an award of restricted shares, this scheme is not applicable to executive directors. It is designed for the recruitment, retention and motivation of employees below executive director level who are recognised as key performers and possessing talent which the Group wishes to retain.

Fifty per cent of the award vests two years after the date of grant and the remainder after three years. Along with the all employee sharesave schemes detailed below, the Restricted Share Scheme plays an important part in the Group's ambition to increase employee share ownership at all levels across its operations internationally. There are no performance conditions attached to awards under the Restricted Share Scheme.

The scheme is administered by trustees of an employee benefit trust (the Trust) which holds ordinary shares to meet its obligations under this and the Group's other long term incentive schemes. As each executive director is within the class of beneficiary of the Trust, they are deemed, for the purposes of the Companies Act 1985, to have an interest in the shares held in the Trust. As at 31 December 2002, the Trust's holding was 7,160,366 ordinary shares (3,411,218 as at 1 January 2002).

During 2002, options over 97,535 shares were granted to executive directors. No options under the Restricted Share Scheme were exercised by executive directors or lapsed during 2002.

All Employee Sharesave Schemes

The Group believes strongly in encouraging employee share ownership at all levels in the organisation. It seeks to engage employees in the performance of the Group, align their interests more closely with those of shareholders and offer them an opportunity for long term savings and a share in the Group's financial success which they help to create. The Group has operated a UK sharesave scheme since 1984 in which all UK-based employees are eligible to participate. In 1996 the International Sharesave Scheme was launched and made available to all employees based outside the UK.

A small number of countries in which the Group operates do not permit sharesave plans to operate and in these countries the Group offers an equivalent cash-based scheme to its employees. Under the UK and the International plans, employees have the choice of opening a three-year or a five-year savings contract. Within a period of six months after the third or fifth anniversary, employees may purchase ordinary shares in the Company. The price at which they may purchase shares is at a 20 per cent discount to the share price at the date of grant. The Group is proud to announce that in 2002, 50 per cent of employees globally participated in its all employee sharesave schemes. There are no performance conditions attached to options granted under the all employee sharesave schemes.

During 2002, options over 5,914 shares were granted to executive directors under the all employee sharesave schemes. In addition, executive directors exercised options over 1,376 shares. The directors' total gains on options exercised were £188. No options lapsed.

1997 Supplemental Share Option Scheme (closed)

No awards have been made under this scheme since February 2000 and it is anticipated that no future grants will be made under it except in exceptional circumstances. To be eligible for a grant under this scheme, participants had to retain a personal holding of at least 10,000 shares, purchased at their own expense. Options can only be exercised up to the fifth anniversary of the grant date if the share price increases by at least 50 per cent plus RPI and EPS increases by at least 25 per cent plus RPI. In the event of a change of control, the Committee may deem the EPS target to have been met.

During 2002, no share options were exercised by executive directors. Options over 181,488 shares lapsed during the year.

1994 Executive Share Option Scheme (closed)

No awards have been made under this scheme since August 1999 as the scheme was replaced by the 2000 Executive Share Option Scheme. Executive share options to purchase ordinary shares in the Company are exercisable after the third, but before the tenth anniversary of the date of grant. The exercise price is the share price at the date of grant and options can only be exercised if EPS increases by at least 15 per cent over three consecutive years.

During 2002, executive directors exercised options over 20,000 shares. Directors' total gains on options exercised were £77,600. No options lapsed.

1995 Restricted Share Scheme (closed)

Awards are no longer made under this scheme. Under the scheme, directors were awarded a proportion of their annual variable bonus in ordinary shares. These shares were not normally released before the third anniversary of the date of the award, and released in full between the fifth and seventh anniversary.

The scheme is administered by the trustee of the Trust. The shares held in the Trust are released at the discretion of the trustee. During 2002, 1,503 shares and 4,078 shares were released to E M Davies and C A Keljik, respectively. Sir Patrick Gillam and P N Kenny hold 23,725 shares and 727 shares under the scheme, respectively as at 31 December 2002, which are available for release between 2003 and 2004.

General

The middle market price of an ordinary share at the close of business on 31 December 2002 was 706 pence. The share price range during 2002 was 592.5 pence to 872.5 pence per share (based on closing middle market prices).

Full details of the directors' shares and options can be found in the Company's register of directors' interests.

Audited Information

Remuneration of Directors

Director	2002 Salary/fees $000	2002 Bonus $000	2002 Benefits $000	2002 Compensation *for loss* of office $000	2002 Total $000	2001 Salary/fees $000	2001 Bonus $000	2001 Benefits $000	2001 Total $000
Sir Patrick Gillam (a)	**746**	**902**	**66**	**–**	**1,714**	693	698	11	1,402
E M Davies (b)	**906**	**1,127**	**118**	**–**	**2,151**	588	720	692	2,000
M B DeNoma (b)	**559**	**751**	**612**	**–**	**1,922**	529	490	344	1,363
C A Keljik	**567**	**601**	**23**	**–**	**1,191**	529	562	22	1,113
R H Meddings (c)	**66**	**351**	**3**	**–**	**420**	–	–	–	–
K S Nargolwala (b)	**559**	**631**	**302**	**–**	**1,492**	529	634	460	1,623
P A Sands (d)	**427**	**676**	**24**	**–**	**1,127**	–	–	–	–
P N Kenny (e)	**271**	**150**	**12**	**821**	**1,254**	529	432	22	983
G S Talwar	**–**	**–**	**–**	**–**	**–**	877	–	33	910
Sub total (executive directors)	**4,101**	**5,189**	**1,160**	**821**	**11,271**	4,274	3,536	1,584	9,394
Lord Stewartby (f) (g) (h)	**250**	**–**	**–**	**–**	**250**	173	–	–	173
R C Chan (h)	**62**	**–**	**–**	**–**	**62**	43	–	–	43
Sir CK Chow (h)	**62**	**–**	**–**	**–**	**62**	49	–	–	49
B Clare (f) (h)	**74**	**–**	**–**	**–**	**74**	44	–	–	44
Ho KwonPing (f) (h)	**74**	**–**	**–**	**–**	**74**	44	–	–	44
R H P Markham (g) (h)	**74**	**–**	**–**	**–**	**74**	38	–	–	38
D G Moir (h)	**212**	**–**	**–**	**–**	**212**	187	–	–	187
H E Norton (f) (g) (h)	**92**	**–**	**–**	**–**	**92**	60	–	–	60
Sir Ralph Robins (f) (g) (h)	**87**	**–**	**–**	**–**	**87**	60	–	–	60
B K Sanderson (h) (i)	**4**	**–**	**–**	**–**	**4**	–	–	–	–
A W P Stenham (f) (h)	**130**	**–**	**–**	**–**	**130**	58	–	–	58
K A V Mackrell (h) (j)	**23**	**–**	**–**	**–**	**23**	60	–	–	60
Sub total (Non-executive directors)	**1,144**	**–**	**–**	**–**	**1,144**	816	–	–	816
Total	**5,245**	**5,189**	**1,160**	**821**	**12,415**	5,090	3,536	1,584	10,210

Notes

(a) The benefits column includes expenses chargeable to income tax of $30,139 paid to Sir Patrick Gillam (2001: Nil).

(b) Expatriate directors carrying out their duties overseas have their remuneration adjusted to take local living costs into account. This adjustment is to put them in a position, after taxation differentials, where they are no worse off as a result of carrying out their duties overseas. The benefits column includes additional benefits, such as allowances for working overseas or the provision of accommodation, also granted to directors working overseas. For Messrs Davies, DeNoma, and Nargolwala, these allowances and benefits amounted to Nil (2001: $653,532) $611,922 (2001: $296,368) $301,344 (2001: $441,104), respectively.

(c) Mr Meddings was appointed as an executive director on 16 November 2002. Mr Meddings' bonus includes an amount that was guaranteed upon his appointment.

(d) Mr Sands was appointed as an executive director on 14 May 2002.

(e) Mr Kenny resigned as an executive director on 30 April 2002. Mr Kenny's service contract specified the amount he would be paid in the event of termination. This amount was a single termination payment of $820,500 (£546,000) and has been paid. He will also receive a pro-rata bonus for 2002 of $150,000 (£100,000).

(f) Member of the Board Remuneration Committee.

(g) Member of the Audit and Risk Committee.

(h) The fees of the Non-executive directors are determined by the executive directors only and are non-pensionable. Non-executive directors' fees are reviewed at least every two years and, as with executive directors' remuneration, reflect the international nature of the roles which they perform. Basic annual fees and Committee fees are set to be competitive against the Group's international comparator group. With effect from 1 April 2002 basic annual fees are $67,600. Ordinary membership of a Board Committee is rewarded with an additional annual fee of $13,500. The Deputy Chairman, Lord Stewartby, who is also Senior Independent Director, Chairman of the Audit and Risk Committee and a member of the Board Remuneration Committee, receives a total annual fee of $203,000 inclusive of Board and Committee fees. The Chairman of the Board Remuneration Committee, Mr Norton, is rewarded with an annual fee of $22,500. Mr Moir received a fee of $150,300 in 2002 (2001: $144,010) for advisory services. These amounts are shown in the table above. The fees for Lord Stewartby and Mr Stenham each include a payment of $53,000 (£35,000) for additional work.

(i) Mr Sanderson was appointed as a Non-executive director on 9 December 2002.

(j) Mr Mackrell resigned as an Non-executive director on 2 May 2002.

Compensation for past directors

Mr Talwar ceased to be a director on 28 November 2001. Under the terms of the compensation agreed (which were announced on 16 April 2002), Mr Talwar received an initial payment of $886,600 (£590,000) on 15 May 2002, with five subsequent instalments of $592,750 (£394,459) payable over two years.

Directors' Remuneration Report Continued

Audited Information continued

Retirement Benefits of executive directors

	2002				2001			
	Defined contribution plans: contribution during the year $000	Defined benefit plan: increase in accrued pension during the year (c) $000	Defined benefit plan: total accrued pension at year end† $000	Defined benefit plan: transfer value of total accrued pension at year end $000	Defined contribution plans: contribution during the year $000	Defined benefit plan: increase in accrued pension during the year (c) $000	Defined benefit plan: total accrued pension at year end $000	Defined benefit plan: transfer value of total accrued pension at year end $000
E M Davies	**113**	**30**	**50**	**668**	137	3	19	186
M B DeNoma	**151**	**–**	**–**	**–**	146	–	–	–
C A Keljik	**–**	**19**	**381**	**6,400**	–	58	338	5,579
R H Meddings	**27**	**–**	**–**	**–**	–	–	–	–
K S Nargolwala	**151**	**–**	**–**	**–**	143	–	–	–
P A Sands	**173**	**–**	**–**	**–**	–	–	–	–
P N Kenny	**106**	**2**	**46**	**539**	172	6	42	497
Total	**721**	**51**	**477**	**7,607**	598	67	399	6,262

† or at date of resignation.

Notes

(a) The executive directors' retirement compensation scheme comprises defined contribution plans and defined benefit plans. Defined contribution plans are a combination of an approved scheme, unapproved schemes and salary supplements. The defined benefit plans are provided through a non-contributory unapproved unfunded scheme and by the Standard Chartered Pension Fund, which is an approved non-contributory scheme. Under both schemes the normal retirement age is 60. A spouse's pension of 60 per cent of the member's pension (including any amount exchanged for a cash lump sum at retirement) is payable on death after retirement. On the death of a director, pension benefits are available to other dependants. Members of the Standard Chartered Pension Fund are entitled to retire early but on a reduced pension equivalent in value to the deferred pension. Guaranteed pension increases subject to the 'Guaranteed Pension Increase Allowance' rule are given in respect of pension for service up to 5 April 1997 and five per cent per annum (or the increase in the RPI if lower) for service from 6 April 1997.

(b) The ages of the directors are shown on pages 30 and 31.

(c) Defined Benefit Plan:
The increase in accrued pension is the difference between the accrued pension at the end of 2001 increased by an allowance for inflation of 2.6 per cent (2001: 0.9 per cent) and the accrued pension at the end of 2002. The table below shows both the increase in accrued pensions (without any allowance for inflation) and the increase in the transfer value of the total accrued pensions between the end of 2001 and the end of 2002 for members of the Standard Chartered Pension Fund.

Directors	Increase in accrued pension during 2002 (excluding inflation allowance) $000	Increase in the transfer value of total accrued pension during 2002 $000
E M Davies	30	482
C A Keljik	29	821
P N Kenny	3	42

The transfer value in respect of the unapproved unfunded defined benefit plan in which Mr E M Davies participates has been calculated using FRS17 methodology and assumptions, although the circumstances in which a cash amount can be paid are strictly limited.

(d) Amounts paid by the Group in addition to pension fund payments under the pension scheme to former directors or their dependants in respect of post-retirement benefits amounted to $237,054 (2001: $364,034). There were no other post-retirement benefits payments to former directors. None of these amounts first became payable after 31 March 1997.

Audited Information continued

Directors' Interests in Ordinary Shares

	At 1 January 2002†	At 31 December 2002††			
Name of director	Total interests	Personal interests	Family interests	Other interests (d)	Total interests
Sir Patrick Gillam	60,438	**38,994**	**–**	**23,725**	**62,719**
Lord Stewartby	14,635	**14,760**	**–**	**–**	**14,760**
E M Davies	42,509	**58,092**	**–**	**–**	**58,092**
R C Chan	2,242	**2,325**	**–**	**–**	**2,325**
Sir CK Chow	8,664	**8,664**	**–**	**–**	**8,664**
B Clare	2,015	**2,015**	**–**	**–**	**2,015**
M B DeNoma	10,000	**10,000**	**–**	**–**	**10,000**
Ho KwonPing	2,128	**2,208**	**–**	**–**	**2,208**
C A Keljik	98,766	**1,078**	**117,688**	**–**	**118,766**
R H P Markham	2,000	**2,075**	**–**	**–**	**2,075**
R H Meddings	–	**2,000**	**–**	**–**	**2,000**
D G Moir	110,207	**112,955**	**–**	**–**	**112,955**
K S Nargolwala	55,000	**70,897**	**–**	**–**	**70,897**
H E Norton	4,000	**4,000**	**–**	**–**	**4,000**
Sir Ralph Robins	3,829	**3,974**	**–**	**–**	**3,974**
B K Sanderson	–	**50,000**	**–**	**–**	**50,000**
P A Sands	–	**2,027**	**–**	**–**	**2,027**
A W P Stenham	22,255	**23,095**	**–**	**–**	**23,095**
P N Kenny	33,368	**32,641**	**–**	**727**	**33,368**
K A V Mackrell	4,801	**4,801**	**–**	**–**	**4,801**

† or at date of appointment, if later.

†† or at date of resignation, if earlier.

Notes

(a) The beneficial interests of directors and their families in the ordinary shares of the Company are set out above. The directors do not have any non-beneficial interests in the Company's shares.

(b) No director had an interest in the Company's preference shares or loan stock, nor the shares or loan stocks of any subsidiary or associated undertaking of the Group.

(c) No director had any corporate interests in the Company's ordinary shares.

(d) Other interests refer to shares held under the 1995 Restricted Share Scheme, details of which are set out on page 40.

Audited Information

Long term Incentives

The following table sets out details of options over ordinary shares granted, exercised and lapsed during 2002 and which directors hold at 31 December 2002. Details of the performance criteria of these options are set out on pages 39 to 40.

Director	Scheme	At 1 January 2002	Granted	Exercised	Lapsed	At 31 December 2002†	Weighted average exercise price (pence)	Period of exercise
Sir Patrick Gillam	2000 Scheme	306,143	201,300	–	–	507, 443	821.77	2003–2012
	Supplemental Scheme	191,313	–	–	54,310	137,003	879.18	2003–2005
	1994 Scheme	199,273	–	–	–	199,273	806.93	2003–2009
E M Davies	2000 Scheme	236,837	415,052	–	–	651,889	782.34	2003–2012
	Sharesave	1,376	2,957	1,376[(a)]	–	2,957	559.5	2003–2008
	Supplemental Scheme	151,966	–	–	30,425	121,541	872.14	2003–2005
	1994 Scheme	132,848	–	–	–	132,848	754.02	2003–2009
M B DeNoma	2000 Scheme	214,449	102,379	–	–	316,828	834.83	2003–2012
	Sharesave	2,397	–	–	–	2,397	704	2003–2004
	Supplemental Scheme	36,585	–	–	–	36,585	820	2005
	1994 Scheme	33,783	–	–	–	33,783	888	2003–2009
C A Keljik	2000 Scheme	223,060	127,974	–	–	351,034	827.55	2003–2012
	Sharesave	5,164	–	–	–	5,164	334	2003–2004
	Supplemental Scheme	124,918	–	–	24,340	100,578	855.06	2003–2005
	1994 Scheme	137,098	–	20,000[(b)]	–	117,098	767.01	2003–2009
R H Meddings	2000 Scheme	–	135,957	–	–	135,957	772.3	2005–2012
D G Moir	Supplemental Scheme	166,823	–	–	48,073	118,750	880.84	2003–2005
K S Nargolwala	2000 Scheme	231,670	153,569	–	–	385,239	821.56	2003–2012
	Supplemental Scheme	125,087	–	–	–	125,087	857.4	2003–2005
	1994 Scheme	99,063	–	–	–	99,063	757.1	2003–2009
P A Sands	2000 Scheme	–	208,865	–	–	208,865	861.8	2005–2012
	Sharesave	–	2,957	–	–	2,957	559.5	2003–2008
P N Kenny	2000 Scheme	214,449	102,379	–	–	316,828	834.83	2003
	Sharesave	1,339	–	–	–	1,339	723	2003
	Supplemental Scheme	124,841	–	–	24,340	100,501	855.72	2003
	1994 Scheme	134,245	–	–	–	134,245[(c)]	536.33	2003

† or at date of resignation.

Notes

(a) Market value on date of exercise (23 December 2002) was 717.5p.

(b) Market value on date of exercise (29 November 2002) was 775p.

(c) Between the date of resignation and 31 December 2002 options over 32,035 shares and 30,000 shares were exercised on 28 June 2002 (market value 700p) and 23 July 2002 (market value 622.5p), respectively.

Audited Information

Further details of options held as at 31 December 2002 are as follows:

Director	Type of Scheme[†]	Options where market price greater than exercise price: At 31 December 2002	Weighted exercise price (pence)	Expiry date	Options where market price lower than exercise price: At 31 December 2002	Weighted exercise price (pence)	Expiry date
Sir Patrick Gillam	Executive Schemes	–	–	–	843,719	827.58	2005–2012
E M Davies	Executive Schemes	60,483	620	2008	845,795	802.4	2003–2012
	Sharesave Scheme	2,957	559.5	2008	–	–	–
M B DeNoma	Executive Schemes	–	–	–	387,196	838.07	2003–2012
	Sharesave Scheme	2,397	704	2004	–	–	–
C A Keljik	Executive Schemes	40,645	620	2008	528,065	835.34	2003–2012
	Sharesave Scheme	5,164	334	2004	–	–	–
R H Meddings	Executive Schemes	–	–	–	135,957	772.3	2005–2012
D G Moir	Executive Schemes	–	–	–	118,750	880.8	2003–2005
K S Nargolwala	Executive Schemes	48,387	620	2008	561,002	835.55	2003–2012
P A Sands	Executive Schemes	–	–	–	208,865	861.8	2005–2012
	Sharesave Scheme	2,957	559.5	2008	–	–	–
P N Kenny	Executive Schemes	–	–	–	489,539	822.28	2003
	Sharesave Scheme	–	–	–	1,339	723	2003

[†] 'Executive Schemes' includes 1994 Executive Share Option Scheme, Supplemental Share Option Scheme and 2000 Executive Share Option Scheme.

The following table sets out details of awards (nil price options) over ordinary shares to directors who served in 2002 (including those awards that are currently unexercisable) under certain long-term incentive schemes. Vesting of these shares is subject to the performance criteria on pages 38 to 40.

Director	Scheme	At 1 January 2002	Granted	Vested	At 31 December 2002[†]	Period of vesting
Sir Patrick Gillam	Performance Share Plan	48,750	–	–	48,750	2004
	Performance Share Plan	–	67,100[(a)]	–	67,100	2005
E M Davies	Performance Share Plan	34,500	–	–	34,500	2004
	Performance Share Plan	–	83,010[(a)]	–	83,010	2005
M B DeNoma	Performance Share Plan	32,500	–	–	32,500	2004
	Performance Share Plan	–	30,713[(a)]	–	30,713	2005
C A Keljik	Performance Share Plan	32,500	–	–	32,500	2004
	Performance Share Plan	–	38,392[(a)]	–	38,392	2005
R H Meddings	Restricted Share Scheme	–	45,319[(b)]	–	45,319	2004–2005
K S Nargolwala	Performance Share Plan	37,250	–	–	37,250	2004
	Performance Share Plan	–	51,189[(a)]	–	51,189	2005
P A Sands	Performance Share Plan	–	52,216[(c)]	–	52,216	2004
	Restricted Share Scheme	–	52,216[(c)]	–	52,216	2004–2005
P N Kenny	Performance Share Plan	37,250	–	–	37,250	2004

[†] or at date of resignation.

Notes

(a) Market value on date of award (6 March 2002) was 722.8p.

(b) Market value on date of award (6 December 2002) was 772.5p.

(c) Market value on date of award (20 May 2002) was 861.8p.

Remuneration of Five Highest Paid Individuals
In addition to its responsibilities for the remuneration of executive directors, the Committee ensures that the remuneration policy of the Group is consistently applied for other senior executives. Specifically the Committee ratifies appointments of key senior executives and approves any significant remuneration packages.

Following the Company's recent listing on the Hong Kong Stock Exchange it is necessary to disclose certain information relating to the five highest paid employees in the Group. Set out below are details for five individuals (one of whom is not an executive director) whose emoluments (excluding bonuses or commissions linked to profits generated by the individual or collectively by the individuals) were the highest in the year ending 31 December 2002:

Components of remuneration	$'000
Basic salaries, allowances and benefits in kind	4,808
Pension contributions	522
Bonuses paid or receivable	5,064
Payments made on appointment	–
Compensation for loss of office	
– contractual	–
– other	–
Total	10,394
Total (HK$'000)	81,073

Their emoluments are within the following bands:

HK$ (approx. $ equivalent)	Number of employees
HK$12,500,001 – HK$13,000,000 ($1,602,688 – $1,666,795)	1
HK$13,000,001 – HK$13,500,000 ($1,666,795 – $1,730,902)	1
HK$16,000,001 – HK$16,500,000 ($2,051,440 – $2,115,547)	1
HK$17,500,001 – HK$18,000,000 ($2,243,762 – $2,307,870)	1
HK$20,500,001 – HK$21,000,000 ($2,628,407 – $2,692,515)	1

By order of the Board

G A Bentley, Group Secretary
19 February 2003

Shareholder Information

Dividend and Interest Payment Dates

Ordinary shares	Final dividend	Interim dividend (provisional only)
Results and dividend announced	19 February 2003	6 August 2003
Ex dividend date	26 February 2003	13 August 2003
Record date for dividend	28 February 2003	15 August 2003
Last date to elect for share dividend or to change standing instructions	10 April 2003	22 September 2003
Dividend payment date	13 May 2003	14 October 2003

Preference shares	1st half yearly dividend	2nd half yearly dividend
7⅜per cent Non-Cumulative Irredeemable Preference shares of £1 each	1 April 2003	1 October 2003
8¼per cent Non-Cumulative Irredeemable Preference shares of £1 each	1 April 2003	1 October 2003
8.9 per cent Non-Cumulative Preference shares of $5 each:	dividends paid on the 1st of each calendar quarter.	

Annual General Meeting
The Annual General Meeting will be held at 12 noon on 8 May 2003 at Merchant Taylors' Hall, 30 Threadneedle Street, London EC2R 8JB.

Interim Results
The interim results will be announced to the London Stock Exchange, the Stock Exchange of Hong Kong and put on our website: www.standardchartered.com

ShareCare
ShareCare is available to shareholders on the United Kingdom register and allows you to hold your Standard Chartered shares in a nominee account. Your shares can be held in electronic form so you will no longer have to worry about keeping your share certificates safely. If you join ShareCare you will still be invited to attend the Company's AGM and you will still receive your dividend at the same time as everyone else. ShareCare is free to join and there are no annual fees to pay. If you would like to receive more information please contact the shareholder helpline on 0870 702 0138.

Low Cost Share Dealing Service
We are pleased to be able to offer shareholders on the United Kingdom register a postal dealing service through NatWest Stockbrokers Limited and the use of the Instant Share Dealing Service which is available in many NatWest branches. If you would like details of these services please contact NatWest Stockbrokers Limited on 0870 600 2050. You can also request details of the service in pdf. Please e-mail Natwest Stockbrokers on contactces@natwest.com (quoting Standard Chartered Shareholder Dealing Service).*

Previous Dividend Payments

Dividend and financial year	Payment date	Dividend per ordinary share	Cost of one new ordinary share under share dividend scheme
Interim 1998	16 October 1998	6.25p	587.2p
Final 1998	28 May 1999	14.50p	889.5p
Interim 1999	15 October 1999	6.75p	860.8p
Final 1999	26 May 2000	16.10p	797.9p
Interim 2000	13 October 2000	7.425p	974.3p
Final 2000	25 May 2001	17.71p	No offer
Interim 2001	12 October 2001	12.82c/8.6856p	No offer
Final 2001	17 May 2002	29.10c/19.91p	£8.43/$12.32
Interim 2002	15 October 2002	14.10c/9.023p	£6.537/$10.215

* Insofar as this reference constitutes an investment advertisement it has been approved by NatWest Stockbrokers Limited for the purposes of Section 21 (2)(b) of the Financial Services and Markets Act 2000 only. NatWest Stockbrokers Limited is a member of the London Stock Exchange and is regulated by the FSA. Telephone calls with NatWest Stockbrokers may be monitored or recorded in order to maintain and improve service.

Shareholder Information Continued

Bankers' Automated Clearing System (BACS)
Dividends and loan stock interest can be paid straight into your bank or building society account. Please contact our registrar for a mandate form.

Registrars and Shareholder Enquiries
If you have any enquiries relating to your shareholding and you hold your shares on the United Kingdom register, please contact our registrar Computershare Investor Services PLC, at PO Box 82, The Pavilions, Bridgwater Road, Bristol, BS99 7NH. There is a shareholder helpline on 0870 702 0138. You can check your shareholding at: www.standardchartered.com/ourbeliefs.

Taxation
Information on taxation applying to dividends paid to you if you are a shareholder in the United Kingdom, Hong Kong and the United States will be sent to you with your dividend documents.

Electronic Communications
If you hold your shares on the United Kingdom register and in future you would like to receive the Report and Accounts electronically rather than by post, please register online at: www.standardchartered.com/investors. Then click on **Update Shareholder Details** and follow the instructions. You will need to have your Shareholder or ShareCare Reference number when you log on. You can find this on your share certificate or ShareCare statement.

Principal Group Offices

Head Office
Standard Chartered PLC
Telephone: +44 (020) 7280 7500

Australia
Standard Chartered Bank
Australia Limited
Telephone: +61 (02) 9232 9333

Bahrain
Standard Chartered Bank
Telephone: +973 223636

Bangladesh
Standard Chartered Bank
Telephone: +880 (02) 956 2337/956 1713

Botswana
Standard Chartered Bank
Botswana Limited
Telephone: +267 360 1500

Brunei
Standard Chartered Bank
Telephone: +673 (02) 220345

Cameroon
Standard Chartered Bank
Cameroon S.A.
Telephone: +237 343 5200

China
Standard Chartered Bank
Telephone: +86 (021) 5887 1230 Extn 7338

Hong Kong SAR
Standard Chartered Bank
Telephone: +852 2820 3333

Colombia
Banco Standard Chartered
Colombia
Telephone: +57 (01) 326 4030

Falkland Islands
Standard Chartered Bank
Telephone: +500 22220/21352

The Gambia
Standard Chartered Bank
Gambia PLC
Telephone: +220 227744

Ghana
Standard Chartered Bank
Ghana Limited
Telephone: +233 (021) 664591–8

Greece
Standard Chartered
Grindlays Bank
Telephone: +301 362 4601

India
Standard Chartered Bank
Telephone: +91 (022) 267 0162

Indonesia
Standard Chartered Bank
Telephone: +62 (021) 251 3333

Ivory Coast
Standard Chartered Bank
Cote d'Ivoire SA
Telephone: +225 20 30 32 00

Japan
Standard Chartered Bank
Telephone: +81 (03) 5511 1200

Jersey
Standard Chartered Grindlays
(Offshore) Ltd
Telephone: +44 (01534) 704000

Jordan
Standard Chartered Bank
Telephone : +962 (06) 568 3429

Kenya
Standard Chartered Bank
Kenya Limited
Telephone: +254 (02) 3209 3000

Lebanon
Standard Chartered Bank s.a.l.
Telephone: +961 (04) 542474

Macau
Standard Chartered Bank
Telephone: +853 786111

Malaysia
Standard Chartered Bank
Malaysia Berhad
Telephone: +60 (03) 2072 6555/7766

Mauritius
Standard Chartered Bank
Telephone: +230 208 8268

Nepal
Standard Chartered Bank
Nepal Limited
Telephone: +977 1 783 753/782 333

Nigeria
Standard Chartered Bank
Nigeria Limited
Telephone: +234 (01) 320 2000/262 6801–5/262 6815–19

Oman
Standard Chartered Bank
Telephone: +968 704 484

Pakistan
Standard Chartered Bank
Telephone: +92 (21) 2416945/2416541

Peru
Banco Standard Chartered
Telephone: +51 (01) 411 7000

Philippines
Standard Chartered Bank
Telephone: +63 (02) 886 7888

Qatar
Standard Chartered Bank
Telephone: +974 4414248

Republic of Korea (South Korea)
Standard Chartered Bank
Telephone: +82 (02) 750 6114

Sierra Leone
Standard Chartered Bank
Sierra Leone Limited
Telephone: +232 (0) 22 226220/225021

Singapore
Standard Chartered Bank
Telephone: +65 6 225 8888

Sri Lanka
Standard Chartered Bank
Telephone: +94 (01) 480000

Taiwan
Standard Chartered Bank
Telephone: +886 (02) 2716 6261/2717 2866

Tanzania
Standard Chartered Bank
Tanzania Limited
Telephone: +255 (22) 2122 160

Thailand
Standard Chartered Bank
Standard Chartered Nakornthon
Bank Public Company Limited
Telephone: +66 (02) 724 4000

Uganda
Standard Chartered Bank
Uganda Limited
Telephone: +256 (041) 341623

United Arab Emirates
Standard Chartered Bank
Telephone: +971 (04) 5070 350/352

United Kingdom
Standard Chartered Bank
Telephone: +44 (020) 7280 7500

United States of America
Standard Chartered Bank
Telephone: +1 (212) 6670700

Venezuela
Banco Standard Chartered
Telephone: +58 (212) 993 3293

Vietnam
Standard Chartered Bank
Telephone: +84 (04) 825 8970

Zambia
Standard Chartered Bank
Zambia PLC
Telephone: +260 (01) 229242–50

Zimbabwe
Standard Chartered Bank
Zimbabwe Limited
Telephone: +263 (4) 752852/9, 753212/5

Representative Offices
(Full banking facilities not provided)

Argentina
Telephone: +54 11 4875 0500

Bahamas (Managing Agent)
Contact the New York office:
+1 212 6670700

Brazil
Telephone: +55 11 3371 0150

Cambodia
Telephone: +855 23 216685/212729

Iran
Telephone: +98 21888 1918/9

Laos
Telephone: +856 21 414422

Mexico
Telephone: +52 55 5387 1307

Myanmar
Telephone: +95 1 240260/240274

South Africa
Telephone: +27 11 3010600





Seeing is Believing is Standard Chartered's global community fundraising project which aims to raise $700,000, enough to restore sight to 28,000 people around the world by World Sight Day, 9th October 2003.

If you would like to support Seeing is Believing please contact:

Chris Sykes,
Head of Corporate Social Responsibility
chris.sykes@uk.standardchartered.com
Telephone +44 (0)20 7280 7753

Seeing is Believing

Giving 28,000 people back their sight– $25 for a cataract operation can let someone see again.

Registered Office:
1 Aldermanbury Square
London EC2V 7SB
Telephone +44 (0)20 7280 7500
www.standardchartered.com

Principal Place of Business
in Hong Kong:
32nd Floor, 4-4A Des Voeux Road,
Central, Hong Kong

Registered in England
number: 966425

150 years with you

82 5188


Cheque
Deposit









Final results 2002 press release
19 February 2003


Standard
Chartered

TO CITY EDITORS **19 February 2003**
FOR IMMEDIATE RELEASE

STANDARD CHARTERED PLC RESULTS FOR 2002

HIGHLIGHTS

Results

- Net revenue up 3 per cent to $4,539 million from $4,405 million.
- Costs down by $28 million over 2001.
- Debt charge down by $19 million at $712 million, despite bankruptcy issue in Hong Kong and Argentina.
- Pre-tax profit rose 16 per cent to $1,262 million compared with $1,089 million in 2001.
- Normalised earnings per share at 74.9 cents (2001: 66.3 cents).
- Normalised return on equity at 13.4 per cent (2001: 12.0 per cent).
- Annual dividend per share increased by 12.1 per cent to 47.0 cents.

Significant achievements

- Cost income ratio (normalised basis) reduced from 55.8 per cent to 53.6 per cent.
- Good growth in Consumer Banking across a wide range of dynamic markets.
- Wholesale Banking profit up 35 per cent.
- Launched dual listing in Hong Kong.
- Generated strong growth in India and Middle East.
- Established a strategic partnership with Bank of China.
  - Made $50 million investment in BOC Hong Kong (Holdings) Limited.
  - Signed Memorandum of Understanding for alliances on product and distribution.
- Significant expansion of shared service centres in Chennai and Kuala Lumpur leading to efficiency gains.

Commenting on these results, the Chairman of Standard Chartered PLC, Sir Patrick Gillam, said:

"We have delivered a strong performance with a good increase in trading profit, despite turbulent economic conditions. We have reduced our costs and brought down our bad debt charge.

In 2003, we celebrate our 150th year as a company. This longevity says a lot about our strengths and the market positions we hold. However, the anniversary is a time to look forward, not back. There is an opportunity to deliver a step change in performance by continuing to be innovative and aggressive in our markets and remaining focused on moves that will improve shareholder returns."

STANDARD CHARTERED PLC - TABLE OF CONTENTS

STANDARD CHARTERED PLC - SUMMARY OF RESULTS FOR 2002

	2002 $m	2001* $m
RESULTS		
Net revenue	**4,539**	4,405
Provisions for bad and doubtful debts, contingent liabilities and commitments	**(712)**	(731)
Profit before taxation	**1,262**	1,089
Profit attributable to shareholders	**844**	699
BALANCE SHEET		
Total assets	**113,010**	107,535
Shareholders' funds:		
Equity	**6,695**	6,279
Non-equity	**632**	1,259
Capital resources	**13,031**	12,959
INFORMATION PER ORDINARY SHARE	**Cents**	Cents
Earnings per share – normalised basis	**74.9**	66.3
Dividends per share	**47.00**	41.92
Net asset value per share	**572.20**	555.33
RATIOS	**%**	%
Post-tax return on equity – normalised basis	**13.4**	12.0
Cost to income ratio – normalised basis	**53.6**	55.8
Capital ratios:		
Tier 1 capital	**8.6**	9.0
Total capital	**14.5**	16.2

Results on a normalised basis reflect the Group's results excluding amortisation of goodwill, profits/losses of a capital nature and profits/losses on repurchase of share capital.

Please refer to note 8 for the Basic Earnings per share.

* Comparative restated (see note 16)

STANDARD CHARTERED PLC - CHAIRMAN'S STATEMENT

We have delivered a strong performance with a good increase in trading profit, despite turbulent economic conditions. We have reduced our costs and brought down our bad debt charge.

Results

- Net revenue increased to $4,539 million, up 3 per cent.
- Costs were reduced and the cost/income ratio came down from 56 per cent to 54 per cent.
- Debt charge down by $19 million, despite bankruptcy issue in Hong Kong and Argentina.
- Pre-tax profits rose to $1,262 million, up 16 per cent, compared with $1,089 million in the previous year.
- Normalised earnings per share was 74.9 cents, as against 66.3 cents in 2001.
- Normalised return on equity increased to 13.4 per cent.

We are recommending a final dividend of 32.9 cents per share, compared with 29.10 cents in 2001. This gives a total dividend of 47.0 cents, an increase of 12.1 per cent over 2001. The dividend is covered 1.4 times. The sterling amount will be set in April.

A Turbulent World

In the past two years the world economy has suffered a succession of economic, financial and terrorist shocks. We witnessed economic collapse in Argentina, war in Afghanistan, corporate governance issues in the United States (US) and the continued bear market for equities. Yet, despite all this, world economies continued to grow and, in most of Asia, economic growth was good.

Resilient consumer demand in the US and the increasing regional importance of China as a consumer market boosted exports in Asia. Domestic demand was stronger too. The need to compete with China is forcing economies like Hong Kong and Singapore to move up the value chain, leading to a painful near-term transition.

The Hong Kong economy remains weak. Unemployment is high and there are still deflationary pressures. Although we remain cautious on the near-term outlook, we believe the current pessimism on the longer-term prospects is overdone.

The Middle East enjoyed healthy economic growth, despite the uncertainties associated with Iraq. The combination of firm oil prices and healthy government finances provided solid support.

Africa benefited from an improved economic environment, with a softer dollar, higher commodity prices and continued economic reform. Last year finished with a successful election in Kenya, highlighting the positive political change in parts of the region. The biggest exception was Zimbabwe where deteriorating conditions have reduced our profits by $50 million.

Prospects for 2003

Last year three key economic themes dominated. We expect these three themes to dominate again in 2003, which are:

- First, modest growth
- Second, low inflation with low interest rates
- Third, investors searching for higher yields and safer havens.

This has favoured Asia over Latin America, bonds over equities and is continuing to contribute to higher commodity prices and a softer dollar.

The start to this year shows that we continue to live in uncertain times. Oil prices have risen sharply and the Iraq situation has contributed to weak business confidence around the globe, including Asia.

Given this environment, policy makers are taking measures to boost growth, with relaxed fiscal policies and low interest rates. As a result we expect continued moderate growth, providing the US economy continues to grow.

Asia has been a net exporter of capital since the 1997 crisis but may now see a return of investment flows to the region as the world economy shifts its focus. China has already become the world's biggest recipient of foreign direct investment.

There is a shift in the service sector too, with India a big beneficiary, as international firms move service centres, software and back office functions to take advantage of lower costs and a high skill base.

China and India are future economic powerhouses. Both are central to our strategy and success.

Investments and Acquisitions

In July, we took a $50 million stake in the initial public offering of BOC Hong Kong (Holdings) Limited on the Stock Exchange of Hong Kong. It is a subsidiary of the Bank of China, one of the largest state-owned commercial banks. We have since signed a Memorandum of Understanding with Bank of China. We have identified eight areas for alliances on product and distribution in the mainland and internationally.

We completed the integration of Grindlays in Middle East and South Asia (MESA) and India in 2002. Today we are the largest foreign bank across much of MESA and in India. Both India and the United Arab Emirates now contribute more than $100 million in trading profit per year.

The Nakornthon acquisition in 1999 began to deliver profits this year. This is another example of our ability to take on an existing organisation and integrate it profitably with ours.

Hong Kong Listing

In October 2002, we became the first major FTSE-listed company to launch a new dual primary listing in Hong Kong. We are one of the three note-issuing banks in Hong Kong and listing on the Stock Exchange of Hong Kong was a further demonstration of our commitment to Hong Kong and China. The listing will help us to expand our shareholder base to include both dedicated Asian institutional and retail investors. The offer was comfortably over-subscribed.

Move to Manhattan

Our New York office was one of many that were destroyed on that terrible day, 11 September 2001. After a year of operating from temporary offices our colleagues moved back to Manhattan. The move signified the end of a difficult and emotional year.

Board Changes

I will be retiring in May 2003 after 10 years as Chairman. It is with great pleasure that I welcome Bryan Sanderson as my successor. He is currently Chairman of BUPA and was BP's director responsible for Asia until 2000. He is also Chairman of the Learning and Skills Council. Bryan Sanderson joined Standard Chartered as a non-executive director in December 2002. Under his guidance, Standard Chartered will continue to grow as a performance driven organisation.

There were also two other new members of the Board. Peter Sands joined in May 2002 as Finance Director, from McKinsey & Co, replacing Nigel Kenny. Richard Meddings joined in November 2002 as Director of Risk, from Barclays PLC. I would also like to thank Keith Mackrell, who retired from the Board during 2002, and Cob Stenham, who will be retiring in May after nearly 12 years. I have valued their contribution to the Board. In addition, Gareth Bullock and Peter Wong became Directors of Standard Chartered Bank, our main operating subsidiary. All these appointments have significantly strengthened our top team.

150th Anniversary

In 2003, we celebrate our 150th year as a company. This longevity says a lot about our strengths and the market positions we hold. However, the anniversary is a time to look forward, not back. There is an opportunity to deliver a step change in performance by continuing to be innovative and aggressive in our markets and remaining focused on moves that will improve shareholder returns.

We are part of the fabric of the communities in which we operate around the world. We are using our 150th year to launch a number of initiatives that will enable us to put something back into these communities. In 2002 we started to take our award winning African staff HIV/AIDS education awareness programme worldwide. In February 2003, we launched our "Seeing Is Believing" campaign in Bangladesh. This is a joint initiative with Sight Savers International aimed at raising enough funds to restore the sight of 28,000 people around the world.

In 10 years as Chairman I have been proud of the way Standard Chartered has responded to the challenges it has faced, from the difficulties of the early 1990s to the growth opportunities of the present day. Total shareholder return has grown more than seven times.

In writing my first Chairman's Statement in 1993, I referred to the opportunities that lay ahead with the emergence of China and India. We have grasped those opportunities. Today we are one of the most profitable multi-nationals in India and we are very well positioned in China.

We have increased our focus on markets where we have a competitive advantage and reduced our business in OECD countries. We have also achieved a better geographic balance.

In addition, we have increased our emphasis on Consumer Banking, where the greatest opportunities lie, as middle income earners increase in size and prosperity in all our markets. In 1993 Consumer Banking accounted for about 33 per cent of our revenues, now it is 53 per cent.

One of the changes over the past 10 years that has given me the most pleasure is that we have become a truly multi-cultural organisation that offers opportunities to good managers whatever their ethnic background. Today 40 per cent of our senior managers are from non-OECD countries. That figure will continue to grow.

I leave the business in good shape with an experienced new Chairman who knows Asia well and a dynamic management team led by Group Chief Executive, Mervyn Davies.

Sir Patrick Gillam
Chairman **19 February 2003**

STANDARD CHARTERED PLC – GROUP CHIEF EXECUTIVE'S REVIEW

Last year I set out four key areas of focus, which were to:

- achieve our potential through a strong set of values that are shared by all employees;
- build a sustainable performance culture with the right balance between risk and reward;
- become a company that is known for top performance, not just for its great franchise;
- increase our customer focus to achieve the highest standards of service excellence.

These are the internal goals that underpin the improvement in our results.

2002 Performance

This was a strong performance. Revenue momentum has been sustained despite market conditions. There was strong cost control and a resilient performance on bad debts. Despite the Hong Kong bankruptcy issue, bad debts fell in 2002. Our cost income ratio improved from 56 per cent to 54 per cent and our target is to bring it below 50 per cent.

At the same time, we are beginning to see efficiency gains from our shared service centres in Chennai and Kuala Lumpur. These global hubs are helping us to re-engineer our cost base. We have seen good growth in Consumer Banking, outside Hong Kong and our Wholesale Banking business has generated improved profitability as it focuses on improving returns.

Delivering On Our Agenda

In 2002, we set out nine management agenda items to drive improved return on equity. These were to:

- build market share in Consumer Banking;
- increase focus on value creation in Wholesale Banking;
- capture profitable growth in India and China;
- transition Thailand and Taiwan to profitability;
- deliver efficiency and flexibility in technology and operations;
- rationalise central costs;
- reduce costs in smaller countries;
- control risk;
- improve capital efficiency.

We have made good progress against all of these goals.

Consumer Banking

Consumer Banking continues to offer the highest potential for growth. We have excellent positions in a number of markets with scale and momentum.

There is strong momentum in Consumer Banking, despite the short-term pressures caused by the rapid rise in personal bankruptcies. We took early action to contain the impact of this industry-wide issue and we are now seeing improvement within our own book. The Hong Kong Government will begin implementation of a positive data-sharing bureau in early 2003, which will enable banks to share information on customer creditworthiness. Hong Kong remains an attractive market for our company. We have a strong and resilient business, which is demonstrated by the continuing performance of our mortgage book.

In Singapore we have expanded our distribution network and seen significant growth in our customer base. We have gained market share and achieved good growth in revenue and profit.

In Malaysia, revenue growth has been boosted by the success of our MortgageOne home loan product, which now accounts for the majority of our new housing loans there.

We have seen rapid growth in the United Arab Emirates (UAE) and we have an ambitious branch expansion plan in India.

Mortgages remain a good business. Though we have seen margin pressure in more mature markets there is significant potential as countries like India and China open up. It is a product that helps us attract new customers and it offers good returns.

On a geographic belt running from the Middle East to China, we have almost 6 million credit cards in issue and have a leadership position in Hong Kong, India and parts of the Middle East. Most of our markets are under-penetrated, including India where we have 1.4 million of the country's total of five million credit card users. The population of card users and the amount of card spend is growing rapidly across Asia and this offers us enormous scope for growth.

In Wealth Management we have grown market share. The impact of falling interest rates has been offset by good growth in unit trust sales and bancassurance products.

Wholesale Banking

We have reshaped our business. We have deliberately traded revenue for lower risk, exiting relationships not generating the right return, and have taken a more disciplined approach to pricing risk. At the same time we have strengthened our capital markets business, cross-selling products that provide higher return.

In an otherwise difficult market we have seen new revenue growth from a broader and more sophisticated product range, including derivatives, fixed income, loan syndications and structured asset solutions.

In Global Markets we were able to exploit falling US dollar interest rates, generating strong revenue. In fixed income and syndications our excellent relationships and market profile keep us at the top of the league tables for Asia. Our OECD businesses, in the United Kingdom and the United States, were particularly successful in sourcing syndications and structured export finance transactions for customers in our emerging markets network.

In 2002 we won important Asian regional mandates for cash management and trade. We are transforming our commercial banking business into one that is solution based, generating transaction volumes and fee income.

India and China

The two countries where we have the greatest opportunity to transform our business are India and China. Each country is experiencing sustained strong economic growth and we are strongly positioned in both.

It is in India where the growth opportunities are most immediate. India is already one of our top markets world-wide in terms of profitability. We currently have 62 branches and 2.4 million customers in 19 cities.

In September, we completed the integration of Grindlays, having reduced the headcount of the combined banks by 25 per cent during that process. In February 2003, we announced plans to expand our operations to additional cities bringing our network to 81 branches in 25 cities by the end of the year.

In China, the opportunities lie further ahead. Under an agreement with the World Trade Organisation, the Wholesale Banking market will open up in 2004 and, by 2007, foreign banks will be allowed to start retail banking with the Chinese people in local currency. At that time we expect to be selling credit cards, mortgages and wealth management products to the emerging middle income earners in about 10 major cities.

Standard Chartered is one of only a handful of international banks positioned for the opening of China's markets. In 2002, we opened our first two retail branches, in Shanghai and Shenzhen and made a strategic investment in BOC Hong Kong (Holdings) Limited.

Thailand and Taiwan

One of our goals for the year was to transition Thailand and Taiwan to profitability. This we have done. Both have the potential to become large markets for us. In Thailand, we delivered a trading profit for the first time since the acquisition of Nakornthon Bank.

MESA and Africa

In the Middle East and South Asia (MESA) region we completed the Grindlays integration and we are seeing strong growth. The United Arab Emirates is one of our top-five markets and Bangladesh, Pakistan, Bahrain, Sri Lanka and Qatar are all well-established businesses with good potential.

In Africa our business has seen good progress. We have an excellent competitive position. We are ranked number one or two in most of the markets where we operate. In 2002 we performed particularly well in East Africa and we expanded our business in Nigeria. Looking ahead, we also expect to grow our business in South Africa. The challenge in the region has been the extremely difficult situation in Zimbabwe. We remain cautious and have realigned our operations in line with current prospects by selling five branches and reducing headcount.

Latin America

We have refocused our Latin American business to concentrate expertise on supporting banks and multi-nationals and we have reduced our risk exposure. This will enable us to redirect capital to our core growth markets in Asia and the Middle East.

We will continue to operate branches in Colombia, Peru and Venezuela with representative offices in Argentina, Brazil and Mexico, focusing primarily on US dollar clearing, trade finance and global markets activities.

Cost and Efficiency

Our cost performance is one of our key achievements in 2002 and the cost income ratio has improved.

In particular, we are beginning to reap the fruits of our investment in world class service centres in Chennai and Kuala Lumpur. The shared service centres are now providing services remotely to most of the Bank's computer users. We have stepped up our investment in expanding the service centres and now have over 2,200 people employed in them.

As well as giving us economies of scale, the shared service centres allow us to introduce standardised operating models across the Bank.

We have also controlled costs through tighter project management and stricter discipline on general expenditure. The benefits of outsourcing activities like purchasing, premises and other non-essential services, and the impact of reduced telecommunications and infrastructure costs have all contributed to a great performance on costs.

Risk

One of our key agenda items for 2002 was to reinforce our control of risk and enhance our risk performance culture. It has been a challenging year for risk with the increased threat of terrorism, corporate collapses, problems in the telecommunications industry and the impact of Argentina, but we have performed well.

We reinforced the independence of this function with the appointment of a Director of Risk. We established a high-level task force that developed an action plan resulting in one of our lowest levels of bad debt within Wholesale Banking in recent years. We introduced a tougher credit review process in Wholesale Banking and have responded more quickly to customers showing early signs of problems. In Consumer Banking we improved customer segmentation and have strengthened our collection capability.

Capital Efficiency

Having carefully assessed the capital needs of the business to achieve our ambitious growth objectives we considered we had an excess of capital. To address this we launched a tender offer which led to the repurchase in November 2002 of $659 million of 8.9 per cent preference shares.

The premium on repurchase was $82 million, which was funded from reserves. There is a net negative impact on 2002 basic earnings per share. However, in future years there will be an annual saving of $59 million in preference share dividends, which will have a positive impact on return on equity and earnings per share from 2003 onwards.

A modest issue of 35 million new ordinary shares, representing 3.1 per cent of our issued share capital, facilitated our listing on the Stock Exchange of Hong Kong. As a result Tier 1 capital stands at 8.6 per cent. Listing in Hong Kong is an integral component of our strategy. It has raised our profile in our biggest market. It has also given us a platform to expand our investor base in Asia.

Brand

Our new brand's modern and dynamic look appeals to the growing, affluent middle income earners who seek financial products and services which reflect their lifestyles and aspirations. Extensive research shows that customers prefer the new identity.

The rebranding has been accompanied by the internal launch of brand values to all of our employees. Our brand values - Courageous, Responsive, International, Creative and Trustworthy - have been enthusiastically accepted. These shared values support our performance culture. They act as a touchstone for all employees in helping to meet the needs of our customers.

Our People

During the year there was an increased focus on talent management. We made a number of key external hires and about 60 internal moves at senior management level. We launched a new approach to organisational learning, which will allow employees more control over their own training and development as well as the opportunity to learn on-line.

We have strengthened our leadership development with processes that include one-to-one coaching and a short but intensive leadership course for senior managers. Employee engagement is tracked annually through a Gallup survey. It improved significantly in 2002.

The Future

2002 was a year in which we made good progress.

While we will continue to look selectively at acquisitions, at the heart of the improved performance in 2002 has been a drive to get more out of our existing businesses. This will continue.

We are broadening our demographic base. We have added India and the UAE to the list of markets where we make operating profits of more than $100 million a year. This helps give us the scale and balance that we need.

India and China are the two greatest opportunities of the 21st Century. We are strongly positioned in both.

STANDARD CHARTERED PLC – GROUP CHIEF EXECUTIVE'S REVIEW (continued)

We will continue to grow, although the pace of growth will reflect the underlying economic uncertainties and our focus on sustainable returns.

We have made progress on our cost income ratio. We are a long way down the road to restructuring the cost base and homing in on our target of a cost income ratio of below 50 per cent.

I am confident that we will deliver improved returns to our shareholders. We have large-scale businesses – Cards, Wealth Management, Global Markets and others – and efficiency in our operations.

Mervyn Davies
Group Chief Executive **19 February 2003**

STANDARD CHARTERED PLC – BUSINESS REVIEW

CONSUMER BANKING

Consumer Banking has seen strong growth in all its markets outside of Hong Kong. Business volumes, revenue, pre-provision profit and trading profit increased in virtually every market. Our focus on costs has also delivered a significant improvement in the cost income ratio.

The bankruptcy issue in Hong Kong has had a significant impact on our profitability. However, we acted decisively putting in place a number of initiatives to mitigate the impact. These initiatives focused on strengthening the risk management framework, reducing exposure in high risk segments, improving our collections process, and driving through cost efficiencies. Bankruptcies remain a big issue for the banking industry, although the impact on our portfolio has declined in recent months.

Our Qualifying Full Bank status has enhanced our distribution capability in Singapore. We launched a shared ATM network in conjunction with two banks giving customers access to a total of 54 locations island-wide. In addition, we are the only foreign bank admitted into the local NETS direct debit services network, allowing us to offer services to 17,000 retailers. Standard Chartered was named Best Retail Bank in Singapore and Asia Pacific by the Asian Banker Journal.

Cards and Personal Loans

We have had very strong growth in both Credit Cards and Personal Loans. Growth across India, Middle East, South Asia and Singapore has been in excess of 20 per cent.

Cards is one of our most important businesses, generating high returns. It also presents us with a great opportunity for potential growth. We are the largest cards provider in a number of countries, which gives us scale and competitive advantage in the marketplace. In India we launched a number of co-branded cards during 2002.

Mortgages and Auto Finance

We are well positioned in this sector, and have seen margins stabilise. Key markets such as Singapore and Hong Kong delivered strong growth and outpaced the market. Singapore grew at 13 per cent and India has almost doubled its loans outstanding. Taiwan has also shown rapid growth in this sector.

The credit quality of our mortgage portfolio remains resilient. For example, our mortgage delinquency rates in Hong Kong have fallen from 0.77 per cent in 2001 to 0.63 per cent at the end of 2002, which is lower than the market average of 1.06 per cent according to Hong Kong Monetary Authority figures.

We launched MortgageOne an innovative product which allows customers to offset the interest earned on current accounts against the interest on their mortgage. The account was initially launched in Malaysia and subsequently rolled out in Hong Kong, Singapore and India, with great success. As a result we gained strong market shares in our core markets.

Wealth Management

Significant revenue growth in unit trust, treasury and bancassurance products, has been offset by declining interest margins on deposits.

While it has been a difficult market for equity funds and pensions, our assets under management grew significantly with India, Taiwan and Indonesia accounting for much of the new growth. In Malaysia our range of unit trusts includes eight Islamic banking funds.

WHOLESALE BANKING

Wholesale Banking is moving from a lending oriented and capital intensive business to one focused on a more balanced product range and improving returns.

We have reshaped the business, trading revenue for lower risk, and strengthened our capital market franchise, cross-selling products that provide higher return. We are also focusing on a smaller number of high value customers, and exiting customers and segments that do not generate the right return.

We have seen the benefits of the measures we have taken to control risks. These changes, together with historic high levels of provisions, have resulted in a lower debt charge for Wholesale Banking and good improvement in trading profit.

Global Markets

It was an important year for Global Markets. We have seen new revenue growth from a broader and more sophisticated product set, including credit derivatives and asset backed securitisation. We have also launched innovative retail bonds for corporations such as Wharf Holdings, Mass Transit Railway Corporation and Hong Kong Airport Authority. These bonds utilise both our Consumer Banking and Wholesale Banking capabilities to deliver effective debt financing solutions that meet the needs of local retail investors.

We were able to exploit falling US dollar interest rates, which generated strong revenues, and continue to top the Asia league tables in fixed income and syndications. The Asian Fixed Income business showed further growth and we grew our syndications market share.

A wider product range complements our strength in emerging markets Foreign Exchange. This includes Currency Options and Interest Rate Derivatives, Fixed Income, Structured Asset Solutions, Loan Syndications, Corporate Advisory and Funds Management.

Trade Finance and Lending

The repositioning of our trade and lending portfolio has had a short-term impact on revenues. However, the overall quality of our portfolio has improved as a result. We have grown market share for trade products in key countries, despite exiting some of the lower return segments and were appointed Asian trade finance partner to a number of other financial institutions.

STANDARD CHARTERED PLC – BUSINESS REVIEW (continued)

In November 2002 we launched B2BeX, our leading-edge platform designed to facilitate cross-border trade and supply chain management. In December B2BeX won the ifs/BT Financial Innovation Awards 2002 in the "Most Innovative Business to Business Initiative" category.

Cash Management and Custody

Cash transaction volumes continue to grow and we maintained our position as a leading Asian cash management provider. However, revenues fell reflecting the low interest rate environment.

We have strengthened our franchise in the Middle East and South Asia, invested in cash management capabilities, delivered new products to market, and launched a new internet based platform. This has all contributed to the acquisition of a number of new customers.

Investing in our cash management product capabilities has resulted in deposit growth of 16 per cent. In addition we have won a number of significant regional mandates from some of the world's leading multi-nationals. In July 2002, we were appointed by the Hong Kong Monetary Authority as the sole settlement institution for Euro clearing in Hong Kong.

TECHNOLOGY AND OPERATIONS

In 2002 we brought together the technology and operations functions under one operating model. Technology and Operations is an integrated part of the Bank, supporting the development and growth of the Consumer Banking, Wholesale Banking and regional businesses. It also supports our drive to improve cost, service quality and flexibility through standardisation, centralisation and re-engineering.

Global Hubs

By the end of the year there were over 2,200 staff in our centralised hubs in Kuala Lumpur and Chennai, servicing a wide range of banking products such as trade, credit cards and payments. We expect the number of staff to increase significantly in 2003 as the size and range of operations processes migrated increases.

In addition to processing the hubs also provide information technology (IT), systems development, human resources and finance services to the Bank.

Telecommunications

Reliable and economic telecommunications are vital to a bank with our international scale of operations and are a key enabler of our centralisation strategy. We have installed an Internet Protocol-based global wide area data network and a separate but complementary satellite network was installed for our African business. Additionally, we also signed a contract for international voice telecommunications, which will lead to significant cost reductions.

Technology – Supporting Business Development

The major focus of our investment in technology is to provide a cost-efficient platform that enables improvement in products and customer service.

Two major initiatives were launched last year focusing on our core Consumer Banking networks in Hong Kong and Singapore. We have implemented the first stages of the Customer Sales and Service project based on a world-class customer relationship management solution and the installation of an advanced teller platform.

In August we successfully launched a new core branch banking system in United Arab Emirates, called eBBS, which we aim to roll out in the rest of Middle East and South Asia.

STANDARD CHARTERED PLC – FINANCIAL REVIEW

GROUP SUMMARY

The results for the year ended 31 December 2002 reflect a strong performance with profit before tax up 16 per cent from $1,089 million to $1,262 million. Revenue momentum has been sustained despite tough market conditions, pressure on margins and a low interest rate environment. Costs have been reduced by $28 million without cutting investment in growth businesses and in re-engineering the Bank. Provisions for bad debts and contingent liabilities were $19 million lower, mainly due to tight control on risk in Wholesale Banking where new provisions were lower and recoveries were higher than in 2001.

The results were adversely impacted by increased Consumer Banking bad debts from bankruptcies in Hong Kong, the economic deterioration in Argentina in the first quarter and the difficult economic environment in Zimbabwe, but benefited from a gain on the unwind of a swap relating to the preference shares repurchased in November.

In February 2002 the Urgent Issues Task Force of the Accounting Standards Board (UITF) issued guidance on the application of accounting standards to capital instruments that have characteristics of both liabilities and shareholders' funds. The Group has complied with these requirements and as a result has reclassified its Trust Preferred Securities and Step-up Callable Perpetual Trust Preferred Securities from "minority interests - non-equity" to "liabilities" and moved the cost of this capital from "minority interests - non-equity" to "interest payable". The prior year has been restated as follows:-

	2001	
	Net interest income $m	Profit before tax $m
As previously published	2,959	1,148
Transfer from minority interests to interest payable on:		
€500 million issued March 2000	(37)	(37)
£300 million issued May 2001	(22)	(22)
As published 31 December 2002	2,900	1,089

If the changes caused by UITF 33 had not applied, the Group's net taxable profit for 2002 would have been $1,337 million.

Revenue has grown by three per cent to $4,539 million and reflects strong momentum in Consumer Banking outside of Hong Kong. Total Group revenue has felt the impact of three significant factors in 2002. Firstly, the deliberate action taken to trade revenue to improve the risk profile of the business. Secondly, the deteriorating conditions and hyper-inflationary environment in Zimbabwe depressed revenue by $64 million. Thirdly, the Group unwound certain interest rate swaps hedging the $659 million of preference shares which were repurchased in November with a gain of $57 million.

Net interest income increased by six per cent driven largely by volume growth, lower funding costs and better spreads in Consumer Banking and strong earnings on asset and liability management in Wholesale Banking. The Group also benefited by $57 million from the unwind of interest rate swaps relating to the Group's preference shares repurchased in November. The Group's average interest earning assets rose by $2.9 billion compared to 2001, an increase of three per cent. Overall the average net interest margin was 3.1 per cent compared to 3.0 per cent in 2001.

Net fees and commissions receivable increased by one per cent to $991 million compared to $977 million in 2001. The focus on a more sophisticated product set within Global Markets generated higher fees in the Americas and United Kingdom. In Other Asia Pacific, India and MESA growth was largely in unsecured lending in Consumer Banking, offsetting the impact of bankruptcy containment actions in Hong Kong.

Dealing profits have fallen by $50 million or 11 per cent. Hong Kong, India and MESA performed well, increasing revenue by $22 million through strong trading. However, in addition to the hyper-inflationary adjustment and translation losses relating to Zimbabwe, lower spreads and reduced volumes in a number of countries led to a fall in revenue.

Total operating expenses were reduced by $28 million to $2,557 million compared to $2,585 million in 2001. The benefits of the centralisation and operational efficiency programmes continue and the integration of Grindlays has led to higher than targeted cost synergies. This improvement is despite a $41 million charge in Latin America as a result of refocusing the strategy, and has been achieved while continuing to invest for future growth. The cost income ratio for 2002 was 53.6 per cent, compared to 55.8 per cent in 2001 on a normalised basis.

The net provisions for bad and doubtful debts and contingent liabilities were $19 million lower than 2001 at $712 million. Wholesale Banking improved its position year on year by $292 million, despite a $75 million charge for Argentina. This was achieved through a proactive focus on risk management and a strong performance on recoveries. Hong Kong bankruptcies accounted for much of the rise in Consumer Banking's bad debts with a charge of $287 million in 2002 compared to $121 million in 2001.

Post tax return on equity (normalised) was 13.4 per cent, up from 12.0 per cent in 2001. This has been achieved through growing high return businesses, cost efficiency and active capital management.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

CONSUMER BANKING

Consumer Banking remains of prime importance to the Bank. Revenue has increased by nine per cent from $2,222 million in 2001 to $2,416 million in 2002, and costs have been reduced by five per cent to $1,190 million. The total debt charge has increased by $273 million to $603 million mainly due to the bankruptcy situation in Hong Kong. This reduced the operating profit by two per cent from $638 million to $623 million.

The following table provides an analysis of operating profit before tax by geographic segment for Consumer Banking. All regions excluding Hong Kong reported increased operating profit.

	2002								
	Asia Pacific								
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Consumer Banking Total $m
Revenue	1,013	313	156	285	204	213	137	95	2,416
Costs	(422)	(106)	(79)	(177)	(114)	(104)	(124)	(64)	(1,190)
Charge for debts	(434)	(35)	(22)	(58)	(38)	(16)	(3)	3	(603)
Operating profit	157	172	55	50	52	93	10	34	623

	2001								
	Asia Pacific								
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Consumer Banking Total $m
Revenue	1,040	250	139	210	190	179	131	83	2,222
Costs	(474)	(95)	(77)	(171)	(132)	(108)	(122)	(75)	(1,254)
Charge for debts	(226)	(17)	(11)	(35)	(19)	(15)	(3)	(4)	(330)
Operating profit	340	138	51	4	39	56	6	4	638

Hong Kong profits have fallen overall by 54 per cent from $340 million to $157 million. However, profits before bad debts have increased by four per cent. Market conditions continue to be difficult with rising unemployment, reduced margins and the bankruptcy problem affecting the whole industry. This has impacted revenue and bad debts. Revenue has fallen by three per cent largely because the Group took decisive and early action to mitigate bankruptcy risk in its unsecured portfolio. Revenues from cards and personal loans fell by 12 per cent while revenues from Mortgages and Wealth Management grew by eight per cent. Growth in mortgages was from improved margins and volume growth. Wealth Management delivered strong growth in fee-based income, partially offset by declining margins as a result of the low interest rate environment in response to lower revenues. Costs in Hong Kong have been strongly managed and have been reduced by $52 million.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

Singapore has increased operating profit by 25 per cent and significantly increased its market share in secured and unsecured lending. This has been driven by lower funding costs, the successful launch of the innovative MortgageOne housing loan solution which offers debt consolidation, liquidity management and wealth management, and through leveraging Standard Chartered's Qualifying Full Banking licence.

Other Asia Pacific increased profits twelve-fold from $4 million to $50 million. This was mainly due to the Group's investments in Taiwan and Thailand. Thailand benefited from higher volume and margin in credit cards and personal loans. Revenue in Taiwan increased substantially due to increased volumes from a successful mortgage campaign together with lower funding costs.

MESA increased operating profit by 66 per cent to $93 million and India by 33 per cent to $52 million. This was due to the growth in the business and the success of the Grindlays integration. In India, the mortgage portfolio doubled in size aided by the successful launch of MortgageOne.

Africa delivered operating profit of $10 million, an increase of $4 million from 2001. This was despite an extremely difficult environment in Zimbabwe. Improved fees and commissions contributed to this performance.

The Americas and the United Kingdom have increased profit from $4 million to $34 million, mainly due to cost efficiencies arising from restructuring in 2001.

An analysis of revenue by product is set out below:

	2002 $m	2001 $m
Cards / Personal Loans	**1,082**	985
Wealth Management / Deposits	**815**	774
Mortgages and Auto Finance	**492**	395
Other	**27**	68
	2,416	2,222

There has been strong revenue growth in credit cards and personal loans of ten per cent, and they continue to make impressive returns. Lending outside of Hong Kong grew 20 per cent. Bankruptcy containment actions taken in Hong Kong offset growth elsewhere.

Wealth Management has performed well with revenues up by five per cent over 2001. This has been driven by growth in unit trust, treasury and bancassurance products which offset the impact of the lower interest rate environment.

Mortgages and Auto Finance revenue increased by 25 per cent. Mortgage outstandings grew by nine per cent aided by the successful implementation of MortgageOne Account in Singapore, Malaysia and India and E-Mortgage in Hong Kong. Margins improved in 2002.

Total costs in Consumer Banking have fallen by $64 million (five per cent) to $1,190 million, with $52 million of the reduction in Hong Kong. These savings are after taking account of accelerated investment in new sales platforms, rebranding and distribution channels. The MortgageOne product has been successfully rolled out and E-Mortgage developed in Hong Kong.

The net debt charge increased from $330 million to $603 million. This was largely driven by personal bankruptcies in Hong Kong. The data from the Official Receiver's Office shows that although petition rates appear to have stabilised they remain high and volatile. The charge off period for credit cards has been reduced from 150 days past due to 120 days past due in Hong Kong as a consequence of the market environment. Elsewhere the growth in bad debts reflects higher volumes, changes in the business mix and economic conditions.

Outside Hong Kong, trading profit growth of 56 per cent required incremental risk weighted assets of $2.4 billion, a 22 per cent increase, indicating that growth in Consumer Banking need not be capital intensive.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

WHOLESALE BANKING

The Wholesale Banking business continues to be repositioned to focus on products which offer higher returns. The Group has deliberately traded revenue to improve the risk profile of the business and this is reflected in the results for 2002. Overall revenues fell by three per cent. However, operating profit has risen by 35 per cent due to the substantial reduction in the charge for debts. The debt charge has improved due to lower provisions and improved recoveries.

The following table provides an analysis of operating profit before tax by geographic segment:

	2002								
	Asia Pacific								
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Wholesale Banking Total $m
Revenue	403	172	78	287	190	288	195	510	2,123
Costs	(200)	(103)	(64)	(229)	(76)	(92)	(104)	(343)	(1,211)
Charge for debts, contingent liabilities and commitments	6	(6)	9	(3)	-	3	-	(118)	(109)
Amounts written off fixed asset investments	-	-	-	-	-	-	-	(8)	(8)
Operating profit	209	63	23	55	114	199	91	41	795

	2001								
	Asia Pacific								
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Wholesale Banking Total $m
Revenue	402	190	98	319	165	257	224	528	2,183
Costs	(205)	(110)	(54)	(233)	(77)	(99)	(104)	(309)	(1,191)
Charge for debts, contingent liabilities and commitments	(31)	(34)	(119)	(51)	(8)	(24)	(10)	(124)	(401)
Operating profit	166	46	(75)	35	80	134	110	95	591

Most regions have improved their results through focusing more closely on Global Markets, reduced costs and improved debt charges. Malaysia has generated an additional $98 million, MESA $65 million and Hong Kong $43 million. In MESA and India the improved performance was in part due to the integration of the Grindlays acquisition and higher volume growth and improved margins in Global Markets. In Africa, the reduction in revenue of $29 million was driven by hyper-inflationary adjustments in Zimbabwe.

The profit in the Americas and the United Kingdom has fallen from $95 million to $41 million. This is mainly due to a $75 million charge taken against Argentina in the first quarter of 2002.

An analysis of revenue by product is set out below:

	2002 **$m**	2001 $m
Trade and Lending	**775**	849
Global Markets	**973**	914
Cash Management	**315**	355
Custody	**60**	65
	2,123	2,183

Trade and Lending revenues have fallen by nine per cent from $849 million to $775 million. The reduction in business is in line with the strategy to trade revenue for risk and to concentrate resources on Global Markets. This, together with weak market demand, has had an impact on results.

Global Markets revenue has increased by six per cent to $973 million. Asset and liability management is a significant component within Global Markets and the positions taken generated substantial revenues in the low interest rate environment, particularly in the first half of 2002. Revenue growth was also generated as the Group focused on higher return business.

Cash Management balances have grown significantly by 16 per cent but revenues have not improved as margins have declined as a result of the low interest rate environment. The reduction in Custody revenues by eight per cent reflects the decrease in equity activity as this business is driven by volume and equity values. However, partially offsetting this was additional revenue from winning new mandates.

Costs have risen by $20 million. Costs in 2002 include $45 million staff redundancy and other costs associated with repositioning the business. Investment to enhance product capability has been funded by other underlying cost efficiencies within the Wholesale Banking business.

The significant improvement in the charge for debts reflects the risk management initiatives over the last two years and strong recoveries.

RISK

Risk is inherent in the Group's business and the effective management of that risk is seen as a core competence within Standard Chartered. Through its risk management structure the Group seeks to manage efficiently the eight core risks: Credit, Market, Country and Liquidity risk arise directly through the Group's commercial activities whilst Business, Regulatory, Operational and Reputational risk are a normal consequence of any business undertaking. The key element of risk management philosophy is for the risk functions to operate as an independent control working in partnership with the business units to provide a competitive advantage to the Group.

Credit Risk

Credit risk is the risk that a counterparty will not settle its obligations in accordance with agreed terms.

Credit exposures include individual borrowers, connected groups of counterparties and portfolios on the banking and trading books.

Loan Portfolio

The following table sets out by maturity the amount of customer loans net of provisions.

	2002				2001			
	One year or less $m	One to five years $m	Over five years $m	Total $m	One year or less $m	One to five years $m	Over five years $m	Total $m
Consumer Banking								
Mortgages	1,977	4,399	14,012	20,388	2,372	4,136	12,241	18,749
Other	4,798	3,197	1,218	9,213	4,907	2,756	1,003	8,666
Total	6,775	7,596	15,230	29,601	7,279	6,892	13,244	27,415
Wholesale Banking	22,035	4,077	1,764	27,876	20,289	3,309	2,460	26,058
General Provisions				(468)				(468)
Net Loans and Advances to Customers	28,810	11,673	16,994	57,009	27,568	10,201	15,704	53,005

The Group's loans and advances to customers is predominately a short-term portfolio with 51 per cent having a maturity of one year or less. The long-term portfolio, i.e. with a maturity of over five years, primarily relates to the Consumer Banking retail mortgages portfolio.

The following table sets out an analysis of the Group's net loans and advances as at 31 December 2002 and 31 December 2001 by borrowers' business or industry and geographical distribution:

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

2002

	Asia Pacific								
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Loans to Individuals									
Mortgages	13,045	3,813	2,031	779	283	20	35	382	20,388
Other (see note below)	2,573	1,524	575	1,684	882	1,537	231	207	9,213
Consumer Banking	15,618	5,337	2,606	2,463	1,165	1,557	266	589	29,601
Agriculture, forestry and fishing	5	7	59	35	15	14	62	365	562
Construction	58	38	37	18	4	157	25	7	344
Commerce	1,251	777	147	572	19	784	283	1,151	4,984
Electricity, gas and water	269	40	12	178	23	50	35	109	716
Financing, insurance and business services	1,645	586	404	489	209	638	47	1,921	5,939
Loans to Governments	-	41	552	66	-	13	-	273	945
Mining and quarrying	-	19	51	26	23	134	20	536	809
Manufacturing	1,019	399	201	2,020	887	1,242	299	2,256	8,323
Commercial real estate	1,012	665	18	112	-	-	6	6	1,819
Transport, storage and communication	405	112	77	217	113	178	107	1,577	2,786
Other	31	39	37	194	-	116	18	214	649
Wholesale Banking	5,695	2,723	1,595	3,927	1,293	3,326	902	8,415	27,876
General Provisions								(468)	(468)
Total loans and advances to customers	21,313	8,060	4,201	6,390	2,458	4,883	1,168	8,536	57,009
Total loans and advances to banks	2,507	2,027	394	2,703	212	1,792	218	6,148	16,001

2001

	Asia Pacific								
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Loans to Individuals									
Mortgages	12,560	3,005	1,784	698	142	38	16	506	18,749
Other (see note below)	3,368	1,172	519	1,111	721	1,462	155	158	8,666
Consumer Banking	15,928	4,177	2,303	1,809	863	1,500	171	664	27,415
Agriculture, forestry and fishing	8	16	69	64	103	16	80	281	637
Construction	56	57	40	39	22	104	16	68	402
Commerce	936	554	223	605	45	703	245	928	4,239
Electricity, gas and water	318	34	28	188	80	29	40	248	965
Financing, insurance and business services	1,836	558	309	532	124	312	40	1,468	5,179
Loans to Governments	-	-	309	19	5	12	1	576	922
Mining and quarrying	-	2	28	35	15	139	32	726	977
Manufacturing	1,005	510	277	2,261	553	1,037	288	2,410	8,341
Commercial real estate	681	1	26	202	-	-	3	13	926
Transport, storage and communication	313	247	75	88	103	192	38	1,173	2,229
Other	64	672	18	-	10	73	15	389	1,241
Wholesale Banking	5,217	2,651	1,402	4,033	1,060	2,617	798	8,280	26,058
General Provisions								(468)	(468)
Total loans and advances to customers	21,145	6,828	3,705	5,842	1,923	4,117	969	8,476	53,005
Total loans and advances to banks	1,227	2,315	607	3,184	398	1,704	325	9,818	19,578

Under "Other Loans to Individuals", $1,487 million (2001: $2,112 million) relates to the cards portfolio in Hong Kong and $3,378 million (2001: $3,757 million) relates to the total cards portfolio.

Approximately 52 per cent (2001: 52 per cent) of total loans and advances to customers relate to Consumer Banking lending, predominantly personal residential mortgages. The Wholesale Banking portfolio is well diversified across both geography and industry. The Group does not have any significant concentration to industries of special interest such as Telecommunications, Aviation and Tourism. Exposure to each of these industries is less than five per cent of Wholesale Banking loans and advances to customers.

Problem Credits

The Group employs a variety of tools to monitor the portfolio and to ensure the timely recognition of problem credits.

In Wholesale Banking, accounts are placed on Early Alert when they display signs of weakness. Such accounts are subject to a dedicated process involving senior risk officers and representatives from a specialist recovery unit, which is independent of the business units. Account plans are re-evaluated and remedial actions are agreed and monitored until complete. Remedial actions include, but are not limited to, exposure reduction, security enhancement, exit of the account or immediate movement of the account into the control of the specialist recovery unit.

In Consumer Banking, an account is considered to be in default when payment is not received on the due date. Accounts that are overdue by more than 30 days (60 days for mortgages) are considered delinquent. These are closely monitored and subject to a special collections process.

In general, loans are treated as non-performing when interest or principal is 90 days or more past due.

Consumer Banking

Provisions are derived on a formulaic basis depending on the product:

- Mortgages: a provision is raised where accounts are 150 days past due based on the difference between the outstanding value of the loan and the forced sale value of the underlying asset.
- Credit cards: a charge off is made for all balances which are 150 days past due or earlier as circumstances dictate. In Hong Kong charge off is currently at 120 days.
- Other unsecured Consumer Banking products: a charge off is made at 150 days past due.
- Other secured Consumer Banking products: a provision is raised at 90 days past due for the difference between the outstanding value and the forced sale value of the underlying asset. The underlying asset is then re-valued periodically until disposal.

It is current practice to provision and write-off exposure in respect of Hong Kong bankruptcies at the time the customer petitions for bankruptcy.

The Small and Medium Enterprises (SME) portfolio is provisioned on a case by case basis.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

The following table sets out the non-performing portfolio in Consumer Banking:

	2002								
	Asia Pacific								
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Loans and advances – Gross non-performing	118	111	176	68	41	27	15	18	574
Specific provisions for bad and doubtful debts	(45)	(18)	(24)	(16)	(8)	(7)	(8)	(1)	(127)
Interest in suspense	(1)	(3)	(22)	(10)	(7)	(7)	(7)	(1)	(58)
Net non-performing loans and advances	72	90	130	42	26	13	-	16	389
Cover ratio									32%

	2001								
	Asia Pacific								
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Loans and advances – Gross non-performing	164	115	168	68	39	78	18	21	671
Specific provisions for bad and doubtful debts	(70)	(15)	(20)	(24)	(11)	(52)	(5)	(13)	(210)
Interest in suspense	-	(2)	(20)	(8)	(6)	(15)	(7)	-	(58)
Net non-performing loans and advances	94	98	128	36	22	11	6	8	403
Cover ratio									40%

In 2001, gross non-performing loans and advances for Other Asia Pacific have been restated. $58 million of gross non-performing loans in Standard Chartered Nakornthon Bank (SCNB) subject to a Loan Management Agreement (LMA) are now reported in Wholesale Banking.

The relatively low Consumer Banking cover ratio reflects the fact that Standard Chartered classifies all exposure which is 90+ days past due as non-performing, whilst provisions on unsecured lending are only raised at the time of charge-off (see details relating to the raising of provisions above).

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

Wholesale Banking

Loans are designated as non-performing as soon as payment of interest or principal is 90 days or more overdue, or where sufficient weakness is recognised that full payment of either interest or principal becomes questionable. Where customer accounts are recognised as non-performing or display weakness that may result in non-performing status being assigned, they are passed to the management of a specialist unit, which is independent of the main businesses of the Group.

For loans and advances designated non-performing, interest continues to accrue on the customer's account but is not included in income.

Where the principal, or a portion thereof, is considered uncollectable and of such little realisable value that it can no longer be included at its full nominal amount on the balance sheet, a specific provision is raised. In any decision relating to the raising of provisions, the Group attempts to balance economic conditions, local knowledge and experience and the results of independent asset reviews.

Where it is considered that there is no realistic prospect of recovering the principal of an account against which a specific provision has been raised, then that amount will be written off. The Group reports non-performing loans on a net at risk basis two years after first raising a specific provision. Net at risk is the result of netting interest in suspense and specific provision against applicable gross outstandings. Normal account management and collection efforts are not impacted by this process.

The following table sets out the non-performing portfolio in Wholesale Banking:

	2002								
	Asia Pacific								
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Loans and advances – Gross non-performing	**121**	**101**	**192**	**810**	**22**	**97**	**80**	**608**	**2,031**
Specific provisions for bad and doubtful debts	**(28)**	**(28)**	**(100)**	**(69)**	**(15)**	**(41)**	**(36)**	**(244)**	**(561)**
Interest in suspense	**(13)**	**(14)**	**(34)**	**(19)**	**(5)**	**(13)**	**(30)**	**(19)**	**(147)**
Net non-performing loans and advances	**80**	**59**	**58**	**722**	**2**	**43**	**14**	**345**	**1,323**

	2001								
	Asia Pacific								
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Loans and advances – Gross non-performing	252	120	275	963	43	284	87	498	2,522
Specific provisions for bad and doubtful debts	(60)	(36)	(126)	(122)	(29)	(121)	(47)	(200)	(741)
Interest in suspense	(18)	(11)	(23)	(14)	(10)	(33)	(29)	(29)	(167)
Net non-performing loans and advances	174	73	126	827	4	130	11	269	1,614

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

Included in Other Asia Pacific are net non-performing loans of $690 million (2001: $739 million) in Standard Chartered Nakornthon Bank ("SCNB") which are subject to a Loan Management Agreement (LMA). Refer to note 10 on page 50. In 2001 gross non-performing loans for Other Asia Pacific have been restated to include $58 million of gross non-performing loans subject to the LMA which were previously reported under Consumer Banking.

Wholesale Banking Cover Ratio

Corporate loans and advances to customers against which provisions have been outstanding for two years or more are written down to their net realisable value. The following table shows the cover ratio after adjusting for the cumulative amounts written-down. The non-performing loans recorded in SCNB are excluded from the cover ratio calculation as they are the subject of a Loan Management Agreement with a Thai Government Agency. Refer to note 10 on page 50.

	2002			
	Total $m	**Adjustment for cumulative amounts written down $m**	**Exclude LMA $m**	**Adjusted Total $m**
Loans and advances – Gross non-performing	**2,031**	**1,652**	**(781)**	**2,902**
Specific provisions for bad and doubtful debts	**(561)**	**(1,136)**	**91**	**(1,606)**
Interest in suspense	**(147)**	**(516)**	**-**	**(663)**
Net non-performing loans and advances	**1,323**	**-**	**(690)**	**633**
Cover ratio				**78%**

	2001			
	Total $m	Adjustment for cumulative amounts written down $m	Exclude LMA $m	Adjusted Total $m
Loans and advances – Gross non-performing	2,522	1,574	(828)	3,268
Specific provisions for bad and doubtful debts	(741)	(1,108)	89	(1,760)
Interest in suspense	(167)	(466)	-	(633)
Net non-performing loans and advances	1,614	-	(739)	875
Cover ratio				73%

Net non-performing loans have decreased by $291 million to $1,323 million at 31 December 2002 on the back of strong recoveries as work-out strategies initiated in earlier years take effect. Net non-performing loans are covered by collateral and on-going work-out strategies. The Wholesale Banking adjusted cover ratio also shows significant improvement year-on-year and now stands at 78 per cent (2001: 73 per cent).

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

Group

The following table sets out the movements in the Group's total specific provisions against loans and advances:

2002

	Asia Pacific								
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Provisions held at 1 January 2002	130	51	146	146	40	173	52	213	951
Exchange translation differences	2	1	-	(3)	-	(1)	(4)	6	1
Amounts written off and written down	(501)	(52)	(45)	(126)	(67)	(135)	(7)	(98)	(1,031)
Recoveries of amounts previously written off	14	5	10	13	13	1	-	9	65
Other	-	-	-	(6)	-	3	-	-	(3)
New provisions	502	59	45	115	104	40	9	138	1,012
Recoveries/provisions no longer required	(74)	(18)	(32)	(54)	(67)	(33)	(6)	(23)	(307)
Net charge against profit	428	41	13	61	37	7	3	115	705
Provisions held at 31 December 2002	73	46	124	85	23	48	44	245	688

2001

	Asia Pacific								
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Provisions held at 1 January 2001	227	90	71	292	53	209	52	152	1,146
Exchange translation differences	(3)	(2)	-	6	(1)	(2)	(5)	(5)	(12)
Amounts written off and written down	(359)	(96)	(64)	(230)	(54)	(106)	(9)	(83)	(1,001)
Recoveries of amounts previously written off	8	7	11	10	8	1	1	5	51
Other	-	-	(2)	(18)	7	32	-	16	35
New provisions	318	71	154	140	68	66	20	157	994
Recoveries/provisions no longer required	(61)	(19)	(24)	(54)	(41)	(27)	(7)	(29)	(262)
Net charge against profit	257	52	130	86	27	39	13	128	732
Provisions held at 31 December 2001	130	51	146	146	40	173	52	213	951

Of the amounts written off and the recoveries of amounts previously written off:

	2002 $m	2001 $m
Covered by specific provisions	**786**	817
Not covered by specific provisions	**245**	184
Recoveries of loans previously written off	**(65)**	(51)
	966	950

Country Risk

Country Risk is the risk that a counterparty is unable to meet its contractual obligations as a result of adverse economic conditions or actions taken by governments in the relevant country.

The following table based on the Bank of England Cross Border Reporting (C1) guidelines shows the Group's cross border assets, including acceptances, where they exceed one per cent of the Group's total assets. Cross border assets exclude facilities provided within the Group. They comprise loans and advances, interest bearing deposits with other banks, trade and other bills, acceptances, amounts receivable under finance leases, certificates of deposit and other negotiable paper and investment securities where the counterparty is resident in a country other than that where the cross border asset is recorded. Cross border assets also include exposures to local residents denominated in currencies other than the local currency.

	2002			
	Public sector $m	**Banks $m**	**Other $m**	**Total $m**
USA	**1,084**	**1,729**	**2,462**	**5,275**
Germany	**-**	**2,363**	**234**	**2,597**
Hong Kong	**16**	**181**	**1,842**	**2,039**
Korea	**12**	**1,334**	**407**	**1,753**
Singapore	**1**	**190**	**1,361**	**1,552**
France	**4**	**1,202**	**323**	**1,529**
Italy	**488**	**613**	**374**	**1,475**
Australia	**359**	**988**	**59**	**1,406**

	2001			
	Public sector $m	Banks $m	Other $m	Total $m
USA	1,637	1,330	1,750	4,717
Germany	-	3,546	119	3,665
Hong Kong	8	167	1,685	1,860
Singapore	25	310	1,485	1,820
Korea	5	1,214	203	1,422
France	-	1,281	409	1,690
Italy	396	1,047	239	1,682

Argentina

Standard Chartered has net exposure (net of cash collateral and export credit agency guarantees) of $211 million (2001: $380 million) against which provisions of $136 million (2001: $56 million) are held. This provides a cover ratio of 64 per cent (2001: 15 per cent). The following table shows the breakdown of this exposure:

	2002 $m	2001 $m
Banks		
Foreign owned banks	**79**	174
Government owned banks	**21**	34
Local banks	**41**	93
Corporates	**63**	79
Government bonds	**7**	-
Total exposure after cash collateral and export credit agency cover	**211**	380
Provisions held	**(136)**	(56)
Net at risk	**75**	324
Cover ratio	**64%**	15%

Other Latin American exposure

In addition to Argentina, the Group has exposure to a number of other Latin American countries. The following table shows cross border assets based on the Bank of England Cross Border Reporting (C1) guidelines (net of specific provisions where appropriate).

	2002			2001		
	Banks $m	**Non banks $m**	**Total $m**	Banks $m	Non banks $m	Total $m
Brazil	**195**	**78**	**273**	607	168	775
Chile	**120**	**43**	**163**	171	115	286
Colombia	**155**	**45**	**200**	178	150	328
Peru	**18**	**218**	**236**	48	299	347
Venezuela	**6**	**46**	**52**	21	112	133
Others	**8**	**8**	**16**	35	11	46

Local currency exposure to local residents in these countries totals $165 million (2001: $212 million).

Market Risk

The Group recognises Market Risk as the exposure created by the potential changes in market prices and rates. Market Risk arises on financial instruments, which are either valued at current market prices (mark to market) or at cost plus any accrued interest (non-trading basis). The Group is exposed to market risk arising principally from customer driven transactions.

Market Risk is supervised by the Group Risk Committee, which agrees policies and levels of risk appetite in terms of Value at Risk (VaR). A Group Market Risk Committee sits as a specialist body to provide business level management, guidance and policy setting. Policies cover the trading book of the Group and also market risks within the non-trading books. Limits by location and portfolio are proposed by the business within the terms of agreed policy. Group Market Risk agrees the limits and monitors exposures against these limits.

Group Market Risk augments the VaR measurement by regularly stress testing aggregate market risk exposures to highlight potential risk that may arise from extreme market events that are rare but plausible. In addition, VaR models are back tested against actual results to ensure pre-determined levels of accuracy are maintained.

Additional limits are placed on specific instrument and currency concentrations where appropriate. Factor sensitivity measures are used in addition to VaR as additional risk management tools. Option risks are controlled through revaluation limits on currency and volatility shifts, limits on volatility risk by currency pair and other underlying variables that determine the options' value.

Value at Risk

The Group measures the potential impact of market prices and rates using Value at Risk (VaR) models.

The total VaR for trading and non-trading books combined as at 31 December 2002 was $12.4 million. Of this total, $11.3 million related to interest rate risk and $1.1 million to exchange rate risk. The corresponding figures as at 31 December 2001 were $13.9 million and $1.5 million respectively.

The average total VaR for trading and non-trading books during the year was $15.2 million (2001: $13.4 million) with a maximum exposure of $21.5 million. The average level of risk was higher in 2002 than the prior year due to higher market volatility post September 11th 2001.

The total VaR for market risks in the Group's trading book was $2.7 million at 31 December 2002, compared to $3.5 million a year earlier. Of this total, $1.6 million related to interest rate risk and $1.1 million to exchange rate risk. The corresponding figures as at 31 December 2001 were $2.1 million and $1.5 million respectively.

VaR for interest rate risk in the non-trading books of the Group totalled $10.6 million at 31 December 2002, compared to $11.6 million a year earlier.

The group has no significant trading exposure to equity or commodity price risk.

The average daily revenue earned from market-risk related activities including asset and liability management was $3.4 million, compared with $3.3 million during 2001. An analysis of the frequency distribution of daily revenues shows that there were no days with negative revenues during 2002. The most frequent result was daily revenue of between $2.5 million and $3.0 million with 58 occurrences. The highest daily revenue was $7.1 million.


Daily distribution of market risk revenues
Year to 31 December 2002
Number of days
60
50
40
30
20
10
0
0
0.5 1.0
1.5 2.0
2.5 3.0
3.5 4.0
4.5 5.0
5.5 6.0
6.5 7.0
7.5

Foreign Exchange Exposure

The Group's foreign exchange exposures comprise trading and structural foreign currency translation exposures.

Foreign exchange trading exposures are principally derived from customer driven transactions. The average daily foreign exchange trading revenue during 2002 was $1.2 million.

Interest Rate Exposure

The Group's interest rate exposures comprise trading exposures and structural interest rate exposures. Interest rate risk arises on both trading positions and non-trading books.

Structural interest rate risk arises from the differing re-pricing characteristics of commercial banking assets and liabilities, including non-interest bearing liabilities such as shareholders' funds and some current accounts.

The average daily interest rate revenue from market-risk related activities during 2002 was $2.2 million.

Derivatives

Derivatives are contracts whose characteristics and value derive from underlying financial instruments, interest and exchange rates or indices. They include futures, forwards, swaps and options transactions in the foreign exchange and interest rate markets. Derivatives are an important risk management tool for banks and their customers because they can be used to manage the risk of price, interest rate and exchange rate movements.

The Group's derivative transactions are principally in plain vanilla instruments, where the mark to market values are readily determinable by reference to independent prices and valuation quotes or by using standard industry pricing models. The total off balance sheet credit risk exposure to derivatives at 31 December 2002 was $9,783 million (2001: $7,517 million) based on net replacement cost.

The Group enters into derivative contracts in the normal course of business to meet customer requirements and to manage its own exposure to fluctuations in interest and exchange rates.

Only offices with sufficient product expertise and appropriate control systems are authorised to undertake transactions in derivative products.

The credit risk arising from a derivative contract is calculated by taking the cost of replacing the contract, where its mark-to-market value is positive, together with an estimate for the potential change in the future value of the contract, reflecting the volatilities that affect it. The credit risk on contracts with a negative mark-to-market value is restricted to the potential future change in their market value. The credit risk on derivatives is therefore usually small relative to their notional principal values.

The Group applies a potential future exposure methodology to manage counterparty credit exposure associated with derivative transactions.

Liquidity Risk

The Group defines liquidity risk as the risk that funds will not be available to meet liabilities as they fall due. At the local level, in line with policy, the day to day monitoring of future cash flows takes place and suitable levels of easily marketable assets are maintained by the businesses.

A substantial proportion of the Group's assets are funded by customer deposits made up of current and savings accounts and other short-term deposits. These customer deposits, which are widely diversified by type and maturity, represent a stable source of funds. Lending is normally funded by liabilities in the same currency and if other currencies are used the foreign exchange risk is usually hedged.

Operational and Other Risks

Operational Risk is the risk of direct or indirect loss due to an event or action causing failure of technology, processes, infrastructure, personnel, and other risks having an operational impact. Standard Chartered seeks to minimise actual or potential losses from Operational Risk failures through a framework of policies and procedures that identify, assess, control, manage and report risks.

An independent Group Operational Risk function is responsible for establishing and maintaining the overall Operational Risk framework. The Group Operational Risk function provides reports to the Group Risk Committee.

Compliance with Operational Risk policy is the responsibility of all managers. In every country, a Country Operational Risk Group (CORG) has been established. It is the responsibility of the CORG to ensure appropriate risk management frameworks are in place and to monitor and manage operational risk. CORGs are chaired by Country Chief Executives.

Business units are required to monitor their Operational Risks using Group and business level standards and indicators. Significant issues and exceptions must be reported to the CORG. Where appropriate, issues must also be reported to Business Risk Committees and the Group Risk Committee.

Other risks recognised by the Group include Business, Regulatory and Reputational risks.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

CAPITAL

Standard Chartered's policy is to maintain a conservative balance sheet and strong capital base. The Group Asset and Liability Committee targets Tier 1 and Total capital ratios of 7 - 9 per cent and 12 - 14 per cent respectively. The Group believes that being well capitalised is important.

	2002 $m	2001* $m
Tier 1 capital:		
Shareholders' funds	**7,327**	7,538
Minority interests	**249**	73
Innovative tier 1 securities	**997**	929
Unconsolidated associated companies	**31**	22
Less: premises revaluation reserves	**(3)**	(61)
goodwill capitalised	**(2,118)**	(2,269)
own shares held (note 1)	**(57)**	-
Total tier 1 capital	**6,426**	6,232
Tier 2 capital:		
Premises revaluation reserves	**3**	61
General provisions	**468**	468
Undated subordinated loan capital	**1,853**	1,804
Dated subordinated loan capital	**2,605**	2,677
Total tier 2 capital	**4,929**	5,010
Investments in other banks	**(558)**	-
Other deductions	**(4)**	(19)
Total capital	**10,793**	11,223
Risk weighted assets	**55,931**	53,825
Risk weighted contingents	**18,623**	15,517
Total risk weighted assets and contingents	**74,554**	69,342
Capital ratios:		
Tier 1 capital	**8.6%**	9.0%
Total capital	**14.5%**	16.2%

	2002 $m	2001* $m
Shareholders' funds		
Equity	**6,695**	6,279
Non Equity	**632**	1,259
	7,327	7,538
Post tax Return on Equity (normalised)	**13.4%**	12.0%

Note 1 Relates to shares held in trust to fulfil the Group's obligations under employee share options.

* Comparative restated (see note 16)

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

The Group identified improving the efficiency of capital management as a strategic priority for 2002. A capital plan to achieve this has been developed. This includes several key elements. In particular, to reduce the amount of Tier 2 capital and to improve the overall capital mix within the broad target ratios.

In October 2002, Standard Chartered PLC listed on the Hong Kong Stock Exchange. The Company issued 35 million ordinary shares of $0.50 per share. The shares were issued at HKD 84 per share, raising $17.5 million of share capital and $328 million of share premium.

In November 2002, the Company repurchased 659,126 Non-cumulative Preference Shares with a nominal value of $5 and issued at a price of $1,000 per Preference Share. The Shares were repurchased at $1,110 per share, together with an amount to compensate for accrued dividend. The deduction from the share premium reserve was restricted to the $328 million premium raised on the Hong Kong listing.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

EFFICIENCY PROGRAMME

In August 2000 the Group announced an Efficiency Programme, the purpose of which was to improve productivity and to build an operational platform to support future growth. Excellent progress continues to be made.

Headcount reductions have exceeded the original targets set.

	Achieved in 2002		Original Target over 3 Years	
	Headcount reduction	**Headcount addition**	**Headcount Reduction**	**Headcount addition**
Centralising of processing and support operations	**2,350**	**2,200**	**2,000**	**1,000**
Operational efficiencies	**3,100**	**-**	**2,100**	**-**
Integration of acquisitions	**2,700**	**-**	**2,100**	**-**
	8,150	**2,200**	**6,200**	**1,000**

	Achieved		Target		
				Revised	
Cost Synergies	**Full year 2002 $m**	Full year 2001 $m	Original 2001 $m	**2002 $m**	**2003 $m**
Centralising of processing and support operations	**60**	19	29	**64**	**100**
Operational efficiencies	**90**	60	29	**80**	**90**
Integration of acquisitions	**115**	70	50	**100**	**115**
	265	149	108	**244**	**305**
Investment spend	**(110)**	(93)	(167)	**(114)**	**(136)**
Net Cost Benefit	**155**	56	(59)	**130**	**169**
Original Net Cost Benefit			(59)	**82**	**159**

At the end of 2001 the Group increased its targets for savings from the Efficiency Programme. These higher targets have been delivered in 2002.

STANDARD CHARTERED PLC – FINANCIAL STATEMENTS

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the year ended 31 December 2002

	Notes	2002 $m	2001* $m
Interest receivable		5,288	6,419
Interest payable		(2,225)	(3,519)
Net interest income		3,063	2,900
Fees and commissions receivable, net		991	977
Dealing profits	3	420	470
Other operating income	4	65	58
		1,476	1,505
Net revenue		4,539	4,405
Administrative expenses:			
Staff		(1,270)	(1,241)
Premises		(269)	(285)
Other		(673)	(735)
Depreciation and amortisation, of which:		(345)	(324)
Amortisation of goodwill		(156)	(140)
Other		(189)	(184)
Total operating expenses		(2,557)	(2,585)
Operating profit before provisions		1,982	1,820
Provisions for bad and doubtful debts	9	(705)	(732)
Provisions for contingent liabilities and commitments		(7)	1
Amounts written off fixed asset investments	–	(8)	-
Operating profit before taxation	1,2	1,262	1,089
Taxation	5	(387)	(378)
Profit after taxation		875	711
Minority interests (equity)		(31)	(12)
Profit for the financial year attributable to shareholders		844	699
Dividends on non-equity preference shares	6	(108)	(68)
Dividends on ordinary equity shares	7	(545)	(474)
Retained profit for the financial year		191	157

The 2002 and 2001 results are all from continuing operations.

* Comparative restated (see note 16)

STANDARD CHARTERED PLC – FINANCIAL STATEMENTS (continued)

SUMMARISED CONSOLIDATED BALANCE SHEET
As at 31 December 2002

	Notes	2002 $m	2001* $m
Assets			
Cash, balances at central banks and cheques in course of collection		**1,237**	1,174
Treasury bills and other eligible bills		**5,050**	5,105
Loans and advances to banks	1	**16,001**	19,578
Loans and advances to customers	1	**57,009**	53,005
Debt securities and equity shares		**20,437**	16,080
Intangible fixed assets		**2,118**	2,269
Tangible fixed assets		**928**	992
Prepayments, accrued income and other assets		**10,230**	9,332
Total assets		**113,010**	107,535
Liabilities			
Deposits by banks	1	**10,850**	11,688
Customer accounts	1	**71,626**	67,855
Debt securities in issue	1	**4,877**	3,706
Accruals, deferred income and other liabilities		**12,626**	11,327
Subordinated liabilities:			
Undated loan capital		**1,853**	1,804
Dated loan capital		**3,602**	3,544
Minority interests (equity)		**249**	73
Shareholders' funds	12	**7,327**	7,538
Total liabilities and shareholders' funds		**113,010**	107,535

* Comparative restated (see note 16)

STANDARD CHARTERED PLC – FINANCIAL STATEMENTS (continued)

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
For the year ended 31 December 2002

	Notes	2002 $m	2001 $m
Profit for the financial year attributable to shareholders		844	699
Premises revaluation		(48)	-
Exchange translation differences		-	(118)
Total recognised gains and losses relating to the financial year		796	581
Prior year adjustment	16	156	-
Total recognised gains and losses since the last annual report		952	581

NOTE OF CONSOLIDATED HISTORICAL COST PROFITS AND LOSSES
For the year ended 31 December 2002

There is no material difference between the results as reported and the results that would have been reported on a historical cost basis. Accordingly, no note of historical cost profits and losses has been included.

STANDARD CHARTERED PLC – FINANCIAL STATEMENTS (continued)

CONSOLIDATED CASH FLOW STATEMENT
For the year ended 31 December 2002

	2002 $m	2001* $m
Net cash inflow from operating activities (see note 14)	**4,778**	6,113
Returns on investments and servicing of finance		
Interest paid on subordinated loan capital	**(330)**	(321)
Subordinated loan capital issue expenses	**-**	(12)
Premium and costs on repayment of subordinated liabilities	**(10)**	-
Dividends paid to minority shareholders of subsidiary undertakings	**(18)**	(18)
Dividends paid on preference shares	**(123)**	(41)
Net cash outflow from returns on investments and servicing of finance	**(481)**	(392)
Taxation		
UK taxes paid	**(25)**	(103)
Overseas taxes paid	**(303)**	(417)
Total taxes paid	**(328)**	(520)
Capital expenditure and financial investment		
Purchases of tangible fixed assets	**(209)**	(283)
Acquisitions of treasury bills held for investment purposes	**(10,453)**	(10,383)
Acquisitions of debt securities held for investment purposes	**(38,314)**	(26,356)
Acquisitions of equity shares held for investment purposes	**(175)**	(28)
Disposals of tangible fixed assets	**32**	58
Disposals and maturities of treasury bills held for investment purposes	**10,667**	9,138
Disposals and maturities of debt securities held for investment purposes	**35,530**	20,562
Disposals of equity shares held for investment purposes	**18**	17
Net cash outflow from capital expenditure and financial investment	**(2,904)**	(7,275)
Net cash inflow/(outflow) before equity dividends paid and financing	**1,065**	(2,074)
Equity dividends paid to members of the Company	**(462)**	(442)
Financing		
Gross proceeds from issue of ordinary share capital	**399**	22
Ordinary share issue expenses	**(31)**	-
Issue of preference share capital	**-**	1,000
Preference share capital – issue expenses	**-**	(31)
Redemption of preference share capital	**(732)**	-
Preference share capital – redemption expenses	**(9)**	-
Issue of subordinated loan capital	**11**	700
Proceeds from issue of preferred securities	**-**	421
Repayment of subordinated liabilities	**(355)**	(204)
Net cash (outflow)/inflow from financing	**(717)**	1,908
Decrease in cash in the period	**(114)**	(608)

* Comparative restated (see note 16)

STANDARD CHARTERED PLC – NOTES

1. Segmental information by geographic segment

The following tables set out profit and loss information, average loans and advances to customers, net interest margin and selected balance sheet information by geographic segment for the year ended 31 December 2002 and 31 December 2001.

2002

	Asia Pacific								
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Interest receivable	1,718	780	349	789	597	638	316	1,541	6,728
Interest payable	(641)	(421)	(181)	(427)	(369)	(319)	(113)	(1,194)	(3,665)
Net interest income	1,077	359	168	362	228	319	203	347	3,063
Fees and commissions receivable, net	267	80	52	135	85	119	89	164	991
Dealing profits	68	31	15	73	43	58	37	95	420
Other operating income	4	15	(1)	2	38	5	3	(1)	65
Net revenue	1,416	485	234	572	394	501	332	605	4,539
Costs	(622)	(209)	(143)	(406)	(190)	(196)	(228)	(407)	(2,401)
Amortisation of goodwill								(156)	(156)
Total operating expenses	(622)	(209)	(143)	(406)	(190)	(196)	(228)	(563)	(2,557)
Operating profit before provisions	794	276	91	166	204	305	104	42	1,982
Charge for debts, contingent liabilities and commitments	(428)	(41)	(13)	(61)	(38)	(13)	(3)	(115)	(712)
Amounts written off fixed asset investments	-	-	-	-	-	-	-	(8)	(8)
Operating profit before taxation	366	235	78	105	166	292	101	(81)	1,262
Loans and advances to customers - average	21,121	7,534	3,808	5,952	2,186	4,369	1,042	8,451	54,463
Net interest margin (%)	3.0	2.3	2.6	2.3	4.2	3.7	6.9	1.0	3.1
Loans and advances to customers - period end	21,313	8,060	4,201	6,390	2,458	4,883	1,168	8,536	57,009
Loans and advances to banks – period end	2,507	2,027	394	2,703	212	1,792	218	6,148	16,001
Total assets employed	41,143	17,387	6,732	16,295	6,411	10,400	3,880	42,327	144,575
Total risk weighted assets and contingents	19,958	11,570	3,724	7,512	4,367	6,709	1,556	20,430	75,826

(a) Total interest receivable and total interest payable include intra-group interest of $1,440 million.

(b) Group central expenses have been distributed between segments in proportion to their direct costs and the benefit of the Group's capital has been distributed between segments in proportion to their risk weighted assets.

(c) Business acquisitions have been made as part of the Group's growth strategy. These activities are a result of corporate decisions made at the centre and the amortisation of purchased goodwill is included in the Americas, UK and Group Head Office segment.

(d) Total assets employed include intra-group items of $25,874 million and balances of $5,691 million which are netted in the Summarised Consolidated Balance Sheet. Assets held at the centre have been distributed between geographic segments in proportion to their total assets employed.

(e) Total risk weighted assets and contingents include $1,272 million of balances which are netted in calculating capital ratios.

1. *Segmental information by geographic segment (continued)*

	2001								
	Asia Pacific								
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total* $m
Interest receivable	2,377	913	385	892	572	749	339	2,479	8,706
Interest payable*	(1,283)	(608)	(218)	(580)	(373)	(468)	(134)	(2,142)	(5,806)
Net interest income	1,094	305	167	312	199	281	205	337	2,900
Fees and commissions receivable, net	301	95	47	121	78	96	86	153	977
Dealing profits	50	40	20	90	42	55	62	111	470
Other operating income	(3)	-	3	6	36	4	2	10	58
Net revenue	1,442	440	237	529	355	436	355	611	4,405
Costs	(679)	(205)	(131)	(404)	(209)	(207)	(226)	(384)	(2,445)
Amortisation of goodwill								(140)	(140)
Total operating expenses	(679)	(205)	(131)	(404)	(209)	(207)	(226)	(524)	(2,585)
Operating profit before provisions	763	235	106	125	146	229	129	87	1,820
Charge for debts, contingent liabilities and commitments	(257)	(51)	(130)	(86)	(27)	(39)	(13)	(128)	(731)
Operating profit before taxation	506	184	(24)	39	119	190	116	(41)	1,089
Loans and advances to *customers - average*	21,233	6,311	3,555	5,520	1,909	4,102	1,007	9,198	52,835
Net interest margin (%)	3.2	1.9	2.7	2.3	4.0	4.0	8.2	1.0	3.0
Loans and advances to *customers - period end*	21,145	6,828	3,705	5,842	1,923	4,117	969	8,476	53,005
Loans and advances to banks – period end	1,227	2,315	607	3,184	398	1,704	325	9,818	19,578
Total assets employed*	39,508	15,086	6,223	14,580	5,994	9,604	3,487	41,335	135,817
Total risk weighted assets and contingents	19,320	8,933	3,630	7,446	3,590	5,802	1,343	19,778	69,842

(f) Total interest receivable and total interest payable include intra-group interest of $2,287 million.

(g) Group central expenses have been distributed between segments in proportion to their direct costs and the benefit of the Group's capital has been distributed between segments in proportion to their risk weighted assets.

(h) Business acquisitions have been made as part of the Group's growth strategy. These activities are a result of corporate decisions made at the centre and the amortisation of purchased goodwill is included in the Americas, UK and Group Head Office segment.

(i) Total assets employed include intra-group items of $24,724 million and balances of $3,558 million which are netted in the Summarised Consolidated Balance Sheet. Assets held at the centre have been distributed between geographic segments in proportion to their total assets employed.

(j) Total risk weighted assets and contingents include balances of $500 million which are netted in calculating Capital ratios.

* Comparative restated (see note 16)

STANDARD CHARTERED PLC – NOTES (continued)

1. Segmental information by geographic segment (continued)

The following table sets out the structure of the Group's deposits by principal geographic region where it operates at 31 December 2002 and 31 December 2001.

2002

	Asia Pacific								
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total Deposits $m
Non interest bearing current and demand accounts	1,341	992	828	597	807	1,465	696	428	7,154
Interest bearing current and demand accounts	10,841	1,860	76	1,590	3	500	908	2,939	18,717
Savings deposits	553	455	514	1,117	584	1,151	416	11	4,801
Time deposits	14,615	7,779	2,739	4,812	2,722	3,531	525	11,726	48,449
Other deposits	5	382	444	1,097	113	410	26	878	3,355
Total	27,355	11,468	4,601	9,213	4,229	7,057	2,571	15,982	82,476
Deposits by banks	649	1,356	422	2,183	1,078	1,156	113	3,893	10,850
Customer accounts	26,706	10,112	4,179	7,030	3,151	5,901	2,458	12,089	71,626
	27,355	11,468	4,601	9,213	4,229	7,057	2,571	15,982	82,476
Debt securities in issue	1,813	177	295	358	82	-	-	2,152	4,877
Total	29,168	11,645	4,896	9,571	4,311	7,057	2,571	18,134	87,353

2001

	Asia Pacific								
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total Deposits $m
Non interest bearing current and demand accounts	1,207	901	728	439	672	980	714	669	6,310
Interest bearing current and demand accounts	10,002	1,622	107	1,301	5	767	711	2,228	16,743
Savings deposits	582	437	579	1,042	518	1,040	372	220	4,790
Time deposits	16,687	7,078	2,824	4,565	2,798	3,672	461	9,831	47,916
Other deposits	4	253	303	1,099	57	205	190	1,673	3,784
Total	28,482	10,291	4,541	8,446	4,050	6,664	2,448	14,621	79,543
Deposits by banks	1,001	1,028	472	2,051	1,115	1,298	67	4,656	11,688
Customer accounts	27,481	9,263	4,069	6,395	2,935	5,366	2,381	9,965	67,855
	28,482	10,291	4,541	8,446	4,050	6,664	2,448	14,621	79,543
Debt securities in issue	1,305	81	245	363	82	-	3	1,627	3,706
Total	29,787	10,372	4,786	8,809	4,132	6,664	2,451	16,248	83,249

STANDARD CHARTERED PLC – NOTES (continued)

2. Segmental information by class of business

	2002			2001*		
	Consumer Banking $m	**Wholesale Banking $m**	**Total $m**	Consumer Banking $m	Wholesale Banking $m	Total $m
Net interest income	**1,867**	**1,196**	**3,063**	1,702	1,198	2,900
Other income	**549**	**927**	**1,476**	520	985	1,505
Net revenue	**2,416**	**2,123**	**4,539**	2,222	2,183	4,405
Costs	**(1,190)**	**(1,211)**	**(2,401)**	(1,254)	(1,191)	(2,445)
Amortisation of goodwill	**-**	**-**	**(156)**			(140)
Total operating expenses	**(1,190)**	**(1,211)**	**(2,557)**	(1,254)	(1,191)	(2,585)
Operating profit before provisions	**1,226**	**912**	**1,982**	968	992	1,820
Charge for debts, contingent liabilities and commitments	**(603)**	**(109)**	**(712)**	(330)	(401)	(731)
Amounts written off of fixed assets investments	**-**	**(8)**	**(8)**	-	-	-
Operating profit before taxation	**623**	**795**	**1,262**	638	591	1,089
Total assets employed	**40,465**	**104,110**	**144,575**	44,992	90,825	[illegible]817
Total risk weighted assets and contingents	**23,779**	**50,775**	**74,554**	21,688	47,654	69,342

* Comparative restated (see note 16)

Please refer to note 1 (a) – (d) and (f) – (i)

3. Dealing profits

	2002 $m	2001 $m
Income from foreign exchange dealing	**319**	374
Profits less losses on dealing securities	**65**	22
Other dealing profits	**36**	74
	420	470

4. Other operating income

	2002 $m	2001 $m
Other operating income includes:		
Profits less losses on disposal of investment securities	**18**	23
Dividend income	**5**	3

5. Taxation

	2002 $m	2001 $m
United Kingdom corporation tax at 30% (2001: 30%)	**257**	211
Relief for overseas tax	**(180)**	(179)
	77	32
Overseas tax	**310**	346
	387	378
Effective tax rate	**30.7%**	34.7%

6. Dividends on preference shares

	2002 $m	2001 $m
Non-cumulative irredeemable preference shares:		
7? % preference shares of £1 each	**11**	11
8¼% preference shares of £1 each	**12**	12
Non-cumulative redeemable preference shares:		
8.9% preference shares of $5 each	**85**	45
	108	68

7. Dividends on ordinary shares

	2002		2001	
	Cents per share	$m	Cents per share	$m
Interim	**14.10**	**160**	12.82	145
Final	**32.90**	**385**	29.10	329
	47.00	**545**	41.92	474

The 2002 final dividend of 32.9 cents per share will be paid in sterling, unless shareholders elect to be paid in US dollars, on 13 May 2003 to shareholders on the register of members at the close of business on 28 February 2003. It is intended that shareholders will be able to elect to receive shares credited as fully paid instead of all or part of the interim dividend. Details will be sent to shareholders on or around 17 March 2003.

STANDARD CHARTERED PLC – NOTES (continued)

8. Earnings per ordinary share

	2002			2001		
	Profit $m	**Average number of shares ('000)**	**Per Share Amount Cents**	Profit $m	Average number of shares ('000)	Per Share Amount Cents
Basic EPS						
Profit attributable to ordinary shareholders	**736**	**1,135,664**	**-**	631	1,128,407	55.9c
Premium and costs paid on redemption of preference shares	**(82)**	-	-	-	-	-
Basic earnings per ordinary share	**654**	**1,135,664**	**57.6c**	631	1,128,407	55.9c
Effect of dilutive potential ordinary shares:						
Convertible bonds	**17**	**34,488**		16	34,488	
Options	**-**	**2,168**		-	4,478	
Diluted EPS	**671**	**1,172,320**	**57.2c**	647	1,167,373	55.4c

The Group measures earnings per share on a normalised basis. This differs from earnings defined in Financial Reporting Standard 14. The table below provides a reconciliation.

	2002 $m	2001 $m
Basic earnings per ordinary share, as above	**654**	631
Premium and costs paid on redemption of preference shares	**82**	-
Amortisation of goodwill	**156**	140
Profits less losses on disposal of investment securities	**(18)**	(23)
Amounts written off fixed asset investments	**8**	-
Impairment of tangible fixed assets	**9**	-
Gain on close out of interest rate swap to hedge preference share dividends	**(57)**	-
Tax charge relating to profit on interest rate swap	**17**	-
Normalised earnings	**851**	748
Normalised earnings per ordinary share	**74.9c**	66.3c

9. Provisions for bad and doubtful debts

	2002		2001	
	Specific $m	**General $m**	Specific $m	General $m
Provisions held at beginning of period	**951**	**468**	1,146	468
Exchange translation differences	**1**	**-**	(12)	-
Amounts written off	**(1,008)**	**-**	(633)	-
Amounts written down	**(23)**	**-**	(368)	-
Recoveries of amounts previously written off	**65**	**-**	51	-
Other	**(3)**	**-**	35	-
New provisions	**1,012**	**-**	994	-
Recoveries/provisions no longer required	**(307)**	**-**	(262)	-
Net charge against profit	**705**	**-**	732	-
Provisions held at end of period	**688**	**468**	951	468

Corporate loans and advances to customers against which provisions have been outstanding for two years or more are written down to their net realisable value.

10. Non-performing loans and advances

	2002			2001		
	SCNB (LMA) $m	Other $m	Total $m	SCNB (LMA) $m	Other $m	Total $m
Loans and advances on which interest is suspended	693	1,912	2,605	742	2,451	3,193
Specific provisions for bad and doubtful debts	(3)	(685)	(688)	(3)	(948)	(951)
Interest in suspense	-	(205)	(205)	-	(225)	(225)
	690	1,022	1,712	739	1,278	2,017

The Group acquired Standard Chartered Nakornthon Bank (SCNB) (formerly Nakornthon Bank) in September 1999. Under the terms of the acquisition, non-performing loans (NPLs) of THB 39 billion ($904 million) are subject to a Loan Management Agreement (LMA) with the Financial Institutions Development Fund (FIDF), a Thai Government agency. Under the LMA, the FIDF has guaranteed the recovery of a principal amount of the NPLs of THB 23 billion ($533 million). The LMA also provides, inter alia, for loss sharing arrangements whereby the FIDF will bear up to 85 per cent of losses in excess of the guaranteed amount. The carrying cost of the NPLs is reimbursable by the FIDF to SCNB, every half year, for a period of five years from the date of acquisition.

Excluding the SCNB non-performing loan portfolio subject to the LMA agreement, specific provisions and interest in suspense together cover 47 per cent (2001: 48 per cent) of total non-performing lending to customers. If lending and provisions are adjusted for the cumulative amounts written off of $1,652 million (2001: $1,574 million), the effective cover is 71 per cent (2001: 68 per cent).

11. Called up share capital

	2002 $m	2001 $m
Equity capital		
Ordinary shares of $0.50 each	585	566
Non-equity capital		
Non-cumulative irredeemable preference shares:		
7? % preference shares of £1 each	161	145
8¼% preference shares of £1 each	161	145
Non-cumulative redeemable preference shares:		
8.9% preference shares of $5 each	2	5
	909	861

In November 2002, the Group repurchased 659,126 8.9 per cent preference shares of $5 each. The shares were repurchased at a price of $1,110 per share. The total premium paid on the buy back equated to $82 million. This, however, was partially offset by a gain on unwinding the interest rate swaps hedging the position of $57 million.

STANDARD CHARTERED PLC – NOTES (continued)

12. Shareholders' funds

	Share capital $m	Share premium account $m	Capital reserve $m	Capital redemption reserve	Premises revaluation reserve $m	Profit and loss account $m	Total shareholders' funds $m
At 1 January 2002 previously published	861	2,761	5	-	45	3,710	7,382
Prior year adjustment (note 16)	-	-	-	-	16	140	156
At 1 January 2002 restated	861	2,761	5	-	61	3,850	7,538
Exchange translation differences	32	-	-	-	(6)	(26)	-
Shares issued, net of expenses	19	329	-	-	-	39	387
Repurchase of preference shares	(3)	(328)	-	3	-	(413)	(741)
Retained profit	-	-	-	-	-	191	191
Premises revaluation	-	-	-	-	(48)	-	(48)
Capitalised on exercise of share options	-	2	-	-	-	(2)	-
Realised on disposal of premises	-	-	-	-	(4)	4	-
At 31 December 2002	909	2,764	5	3	3	3,643	7,327

Equity interests	6,695
Non-equity interests	632
At 31 December 2002	7,327

13. Net interest margin and interest spread

	2002 %	2001* %
Net interest margin	3.1	3.0
Interest spread	2.7	2.6

	$m	$m
Average interest earning assets	99,667	96,738
Average interest bearing liabilities	86,484	86,624

* Comparative restated (see note 16)

14. Consolidated cash flow statement

Reconciliation between operating profit before taxation and net cash inflow from operating activities:

	2002 $m	2001* $m
Operating profit	**1,262**	1,089
Items not involving cash flow:		
Amortisation of goodwill	**156**	140
Depreciation, impairment and amortisation of premises and equipment	**189**	184
Loss on disposal of tangible fixed assets	**3**	1
Gain on disposal of investment securities	**(18)**	(23)
Amortisation of investments	**(48)**	(11)
Charge for bad and doubtful debts and contingent liabilities	**712**	731
Amounts written off fixed asset investments	**8**	-
Debts written off, net of recoveries	**(966)**	(950)
Decrease in accruals and deferred income	**(256)**	(66)
(Increase)/decrease in prepayments and accrued income	**(16)**	236
Adjustments for items shown separately:		
Interest paid on subordinated loan capital	**330**	321
Premium and costs on repayment of subordinated liabilities	**10**	-
Net cash inflow from trading activities	**1,366**	1,652
Net increase in cheques in the course of collection	**(19)**	(71)
Net (increase)/decrease in treasury bills and other eligible bills	**(93)**	1
Net decrease in loans and advances to banks and customers	**485**	1,282
Net increase in deposits from banks, customer accounts and debt securities in issue	**2,891**	3,805
Net increase in dealing securities	**(302)**	(606)
Net decrease in mark-to-market adjustment	**414**	63
Net increase/(decrease) in other accounts	**36**	(13)
Net cash inflow from operating activities	**4,778**	6,113

Analysis of changes in cash

	2002 $m	2001* $m
Balance at beginning of period	**3,549**	4,278
Exchange translation differences	**61**	(121)
Net cash outflow	**(114)**	(608)
Balance at end of period	**3,496**	3,549

* Comparative restated (see note 16)

15. Consolidated profit and loss account (unaudited) First half and second half 2002

	2nd Half 2002 $m	1st Half 2002 $m
Interest receivable	**2,735**	2,553
Interest payable	**(1,214)**	(1,011)
Net interest income	**1,521**	1,542
Fees and commissions receivable, net	**515**	476
Dealing profits	**191**	229
Other operating income	**27**	38
	733	743
Net revenue	**2,254**	2,285
Administrative expenses:		
Staff	**(636)**	(634)
Premises	**(131)**	(138)
Other	**(358)**	(315)
Depreciation and amortisation, of which:	**(188)**	(157)
Amortisation of goodwill	**(88)**	(68)
Other	**(100)**	(89)
Total operating expenses	**(1,313)**	(1,244)
Operating profit before provisions	**941**	1,041
Provisions for bad and doubtful debts	**(299)**	(406)
Provisions for contingent liabilities and commitments	**(6)**	(1)
Amounts written off fixed asset investments	**(8)**	-
Operating profit before taxation	**628**	634
Taxation	**(186)**	(201)
Profit after taxation	**442**	433
Minority interests (equity)	**(14)**	(17)
Profit for the financial period attributable to shareholders	**428**	416
Dividends on non-equity preference shares	**(52)**	(56)
Dividends on ordinary equity shares	**(385)**	(160)
Retained profit for the financial period	**(9)**	200

16. Change in accounting policies

Financial Reporting Standard 19 - Deferred Tax ("FRS 19") is effective for accounting periods ending on or after 23 January 2002, and the Group adopted FRS19 in the current period.

It specifies the provisions that are required for deferred tax, which are on a different basis to its predecessor, Statement of Standard Accounting Practice 15.

The adjustments have no effect on current or prior periods tax charge but affect the Deferred Tax balances and Reserves. The brought forward balances at 1 January 2001 have been restated as follows: the Deferred Tax Asset balance is increased by $156 million, the Profit and Loss Reserves balance is increased by $140 million and the Premises Revaluation Reserve is increased by $16 million.

In February 2002, the Urgent Issues Task Force issued Abstract 33 (UITF 33) - "Obligations in Capital Instruments". This reviewed the classification of instruments that have the characteristics of both liabilities and shareholders' funds and provided further guidance on the accounting treatment of these issues.

In 2001, the £300 million 8.103 per cent Step-up Callable Perpetual Trust Preferred Securities and the Eur500 million 8.16 per cent non-cumulative Trust Preferred Securities were treated as minority interests (non-equity) in the consolidated accounts of Standard Chartered PLC, in accordance with Financial Reporting Standard 4 - Capital Instruments.

As a result of complying with UITF 33 the instruments have been reclassified from minority interests (non-equity) to liabilities. The restatement of principal balances at 31 December 2001 is $878 million together with accrued interest of $51 million and fee accruals of $11 million. The associated minority interest payable reclassified to interest payable is $59 million for the year ended 31 December 2001.

Comparative figures for the year ended 31 December 2001 are restated to reflect these changes to accounting policy.

17. Remuneration

The Group employed 29,400 staff at 31 December 2002 (2001: 28,400).

Within the authority delegated by the Board of Directors, the Board Remuneration Committee is involved in determining the remuneration policy of Standard Chartered Group but specifically for agreeing the individual remuneration packages for executive directors and other highly remunerated individuals. No executive directors are involved in deciding their own remuneration.

The success of the Group depends upon the performance and commitment of talented employees. The Group's remuneration policy is to:-

- Support a strong performance-oriented culture and ensure that individual rewards and incentives relate directly to the performance of the individual, the operations and functions for which they are responsible, the Group as a whole and the interests of the shareholders; and

- Maintain competitive awards that reflect the international nature of the Group and enable it to attract and retain talented employees of the highest quality internationally.

In terms of applying this policy:

- Base salaries are set at the median of the Group's key international competitors.
- Annual bonus awards are made wholly on the basis of Group and individual performance and also an individual's adherence to the Group's values.
- Standard Chartered Group believes strongly in encouraging employee share ownership at all levels in the organisation. The Group is proud to announce that in 2002 50 per cent of employees globally participated in its all employee sharesave scheme. In addition the Group operates certain discretionary share plans which are designed to provide competitive long-term incentives. Of these plans, the Performance Share Plan and the Executive Share Option Scheme are only exercisable upon the achievement of tough performance criteria.

18. Charge on Group assets

The following table shows assets which are subordinated to the claims of other parties.

	2002 $m	2001 $m
Loans and advances to banks	**128**	111
Loans and advances to customers	**4**	4
Debt securities	**552**	11
Other assets – Hong Kong certificates of deposit	**2,015**	1,884
	2,699	2,010

19. Contingent liabilities and commitments

The table below shows the total contract amount of contingent liabilities and commitments.

	2002 $m	2001 $m
Contingent liabilities	**17,913**	15,576
Non-cancellable commitments	**14,988**	15,471

Contingent liabilities include acceptances and endorsements, guarantees and irrevocable letters of credit. Commitments largely relate to undrawn non-cancellable commitments to extend credit.

The contract amounts reflect the volume of business outstanding and do not represent amounts at risk.

The financial information included herein has been derived from the audited and unaudited information contained in the Group's Report and Accounts for the year ended 31 December 2002. Statutory accounts for 2001 have been delivered to the Registrar of Companies. The auditors have reported on these accounts; their report was unqualified and did not contain a statement under Section 237(2) (accounting records or returns inadequate or accounts not agreeing with records and returns) or 237(3) (failure to obtain necessary information and explanation) of the Companies Act 1985.

Financial Calendar

Ex-dividend date	26 February 2003
Record date	28 February 2003
Posting to shareholders of 2002 Report and Accounts	17 March 2003
Annual General Meeting	8 May 2003
Payment date – final dividend on ordinary shares	13 May 2003

Copies of this statement are available from Investor Relations, Standard Chartered PLC, 1 Aldermanbury Square, London, EC2V 7SB or from our website on www.standardchartered.com/investor

For further information please contact:

Tracy Clarke, Group Head of Corporate Affairs
(020) 7280 7708

Paul Marriage, Head of Media Relations
(020) 7280 7163

Benjamin Hung, Head of Investor Relations
(020) 7280 7245

The following information is available on our website www.standardchartered.com/investor

- *A live webcast of the final results analyst presentation (available 9:30am GMT)*
- *A pre-recorded webcast and Q/A session of analyst presentation in London (available 1:00pm GMT)*
- *Interviews with Mervyn Davies, Group Chief Executive and Peter Sands, Group Finance Director (available from 8.00am GMT).*
- *Slides for the Group's presentations (available 11.00am GMT)*

Images of Standard Chartered are available for the media at www.newscast.co.uk

Information regarding the Group's commitment to corporate and social responsibility is available at www.standardchartered.com/ourbeliefs

The 2002 Report and Accounts will be made available on the website of the Stock Exchange of Hong Kong and on our website as soon as is practicable.



Seeing is Believing

Giving 28,000 people back their sight – US$25 for a cataract operation can let someone see again

Seeing is Believing is Standard Chartered's global community fundraising project which aims to raise US$700,000, enough to restore sight to 28,000 people around the world by World Sight Day, 9th October 2003

If you'd like to support Seeing is Believing please contact:
Chris Sykes
chris.sykes@uk.standardchartered.com
+44 (0) 20 7280 7753

150 years with you



2002 Final Dividend

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to any aspect of the proposals referred to in this document or as to the action you should take, you should consult a stockbroker, solicitor, accountant or other appropriate independent professional adviser.

If you have sold or transferred all of your shares please pass this document and any accompanying forms to the person who arranged the sale or transfer so that they can pass these documents on to the person who now holds the shares.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

A Chinese translation of this document is available on request from Computershare Hong Kong Investor Services Limited, Rooms 1901-1905 Hopewell Centre, 183 Queen's Road East, Hong Kong.

本文件之中文譯本可向香港中央證券登記有限公司索取， 地址：香港皇后大道東183號合和中心1901-5室。

Standard Chartered

CONTENTS PAGE

Standard Chartered

24 March 2003

Dear Shareholder,

I am writing to tell you about the arrangements for the 2002 final dividend.

If you held shares in Standard Chartered PLC at the close of business on Friday, 28 February 2003, you are entitled to the 2002 final dividend of 32.9 cents per share.

Standard Chartered PLC shares are now listed on the Hong Kong Stock Exchange and so for the first time we are offering the dividend in Hong Kong dollars as well as sterling and US dollars.

However, your cash dividend will be paid in sterling unless you choose to take it in either US dollars or Hong Kong dollars. In addition to offering these three currencies, I am pleased to tell you that, once again, we are offering you the opportunity of taking your dividend in new fully paid shares instead of cash. The following document gives details of our arrangements for paying the dividend.

If you want to receive your dividend in sterling you do not need to do anything (unless you have a standing instruction in place to receive US dollars or shares).

If you want to receive your dividend in US dollars, Hong Kong dollars or shares, please read the following document carefully.

If you have a standing instruction in place to receive shares, this remains in place and you do not need to do anything if you still want to take shares.

The price of the new shares to be issued instead of the 2002 final dividend will be calculated over a five-day period in April. This is the closest practicable period to the payment date for the cash dividend and was chosen to reduce the risk of share price movement between the announcement of the dividend and the payment date. The following document gives details of the arrangements for calculating and paying the dividend.

The share dividend is an easy way for you to increase your shareholding without paying dealing charges.

If you have any questions about the dividend arrangements, please call our registrars' helpline between 9.00am and 5.00pm Monday to Friday. The telephone number is 0870 702 0138.

Yours sincerely



Sir Patrick Gillam
Chairman

Standard Chartered PLC
1 Aldermanbury Square
London EC2V 7SB

Registered Office as above
Registered in England 966425

Timetable

Wednesday 26 February 2003

Date that the ordinary shares were quoted ex-dividend.*

Friday 28 February 2003

Record date for the final dividend.**

Wednesday 16 April 2003

Your form of election or other instructions about this dividend must reach our registrars by this date.

Thursday 17 April to Friday 25 April 2003

Dealing days for calculating the share dividend price in sterling.

Friday 25 April 2003

US dollar/sterling and US dollar/Hong Kong dollar exchange rates on this date used for calculating the sterling and Hong Kong dollar cash dividend and the US dollar equivalent of the share dividend price.

Monday 12 May 2003

Dividend cheques and share certificates posted.

Tuesday 13 May 2003

Cash dividend paid, CREST accounts credited with new shares and dealings in new shares start.

*If you bought Standard Chartered PLC shares on or after this date you will not be entitled to the 2002 final dividend on them.

**You will receive the dividend on the number of shares registered in your name on this date.

When you are deciding if you want cash or shares, please remember that the price of Standard Chartered PLC shares can go down as well as up. If you are not sure what to do, please contact an appropriate independent professional adviser.

We are sending this circular to holders of preference shares for information only.

Terms of the share dividend

- You may choose to receive new shares instead of some or all of the cash dividend.
- The price of each new share for this dividend will be the US dollar equivalent of the average of the closing share price on the London Stock Exchange for the five consecutive dealing days commencing Thursday 17 April 2003. The US dollar equivalent will be calculated by using the forward US dollar/sterling exchange rate quoted by Standard Chartered Bank at 11.00am on Friday 25 April 2003.
- Once the price for each new share is determined, we will calculate the number of shares you needed to have had at the record date in order to qualify for the share dividend. If you held insufficient shares then you will receive the cash dividend. These details will be available on our website www.standardchartered.com/investors after Tuesday 29 April 2003.
- You can only receive a whole number of new shares. We will not issue fractions of a share.
- If you choose to take shares for only some of your dividend, the rest will be paid to you in cash.
- The cash part of your dividend will be paid in sterling unless you ask for it to be paid in US dollars or Hong Kong dollars.
- Once we receive your form of election for this dividend you cannot cancel it.

How the share dividend helps you and the Company

You

The share dividend is an easy way for you to increase your shareholding without paying dealing charges.

The Company

The Company's reserves increase by issuing new shares instead of paying cash. To the extent that shareholders take up the share dividend alternative, the Company saves cash outflow and retains greater reserves which can be put to use in developing the business for the benefit of shareholders.

If all shareholders choose to receive the cash dividend the cost would be approximately US$384.9 million.

For illustrative purposes only, if all shareholders choose to receive new shares, and assuming a calculation price equal to the closing price of the Company's shares on Tuesday 11 March 2003 (being the last practicable date prior to the printing of this circular) and using the US dollar/sterling exchange rate quoted by Standard Chartered Bank at 11.00am on that day to calculate the US dollar equivalent of the calculation price, the Company would issue approximately 36.4 million new shares, an increase of approximately 3.11 per cent in its existing issued ordinary share capital.

What to do

1. If you want your dividend in sterling

If you want to receive the 2002 final cash dividend in sterling and you do not have a standing instruction in place to receive your dividend in shares or US dollars, you do not need to do anything. We will send you your cash dividend in sterling.

The amount in sterling that you will get will be calculated by using the forward US dollar/sterling exchange rate quoted by Standard Chartered Bank at 11.00am on Friday 25 April 2003. We will show this rate on our website after Tuesday 29 April 2003.

As an example, if we had used the exchange rate quoted on Tuesday 11 March 2003 (being the last practicable date prior to the printing of this circular) (1.6013), the dividend in sterling would have been approximately 20.55 pence per share.

We can pay your cash dividend straight into your bank or building society account. Please contact our registrars for a form if you do not already have these arrangements in place.

2. If you want your dividend in US dollars

If you have a standing instruction in place to receive US dollars you do not need to do anything. We will send you your cash dividend in US dollars.

If you want to receive the 2002 final cash dividend and future dividends in US dollars and you do not have a standing instruction in place to receive your dividend in US dollars, you need to tick box B on the form of election enclosed with this document. We will then send you your cash dividend in US dollars. We can pay this directly into a US dollar account with your bank in the US - please contact our registrars for a form.

3. If you want your dividend in Hong Kong dollars

If you want to receive the 2002 final cash dividend and future dividends in Hong Kong dollars you need to tick box C on the form of election enclosed with this document. We will then send you your cash dividend in Hong Kong dollars. We can pay this directly into a Hong Kong dollar account with your bank in Hong Kong - please contact our registrars for a form.

The amount in Hong Kong dollars that you will get will be calculated using the forward US dollar/Hong Kong dollar exchange rate quoted by Standard Chartered Bank at 11.00am on Friday 25 April 2003. We will show this rate on our website after Tuesday 29 April 2003.

As an example, if we had used the exchange rate quoted on Tuesday 11 March 2003 (being the last practicable date prior to the printing of this circular) (7.7988), the dividend in Hong Kong dollars would have been approximately 2.57 dollars per share.

4. If you have a standing instruction in place to receive your dividend in shares, but you want cash

Please write to our registrars by 3.00pm on Wednesday 16 April 2003 to cancel your standing instruction.

5. If you want new shares instead of all of your cash dividend

If you have a standing instruction in place to receive new shares you do not need to do anything. We will automatically give you new shares.

We cannot issue fractions of a share and so you might have a small amount of cash left over after receiving your new shares (the "cash balance"). We will carry this cash balance forward to the next dividend payment, unless you choose to give it to charity (please refer to page 5 for details).

If you do not have a standing instruction in place please complete your form of election and send it to our registrars to reach them by 3.00pm on Wednesday 16 April 2003. Your cash balance will be carried forward to the next dividend payment unless you choose to give it to charity.

If you wish to receive new shares instead of all of your cash dividend in future please tick box A(ii) on the form to put a standing instruction in place.

6. If you want new shares instead of only some of your cash dividend

If you have a standing instruction in place to receive new shares, please write to our registrars to cancel it. Otherwise you will receive all of your dividend in shares. You should also ask the registrars to send you a form of election. Please complete this and write in box 3 the number of your existing shares on which you want to take the share dividend. We will send you the rest of your dividend in cash. When you write in, please allow enough time to cancel your standing instruction and to complete and return the form of election.

If you do not have a standing instruction in place please complete the form of election enclosed with this document by writing in box 3 the number of your existing shares on which you want to take the share dividend. We will send you the rest of your dividend in cash.

The cash part of your dividend will be paid in sterling unless you tick box B on the form of election showing that you want to receive it in US dollars or box C showing that you want to receive it in Hong Kong dollars. The amount of your sterling dividend will be calculated by using the forward US dollar/sterling exchange rate on Friday 25 April 2003. We can pay your cash straight into your bank or building society account. Please contact our registrars for a payment instruction form if you do not already have these arrangements in place.

Please note that if you write in box 3 a number of shares which is more than the number shown in box 1 we will treat your election as though it were based on the number of shares shown in box 1.

All forms of election must be returned by 3.00pm on Wednesday 16 April 2003.

7. If the number of shares you own is less than the amount needed to qualify for the share dividend

If you do not have a standing instruction in place to receive new shares, we will send you your dividend in cash. Your cash dividend will be sent to you in sterling unless you tick either box B on your form of election showing that you want it in US dollars or box C showing that you want it in Hong Kong dollars.

If you have a standing instruction in place to receive new shares, we will carry your dividend forward to the next dividend payment. If you would like your dividend in cash you should write to our registrars to cancel your standing instruction.

General information

1. Sending in your forms

Please return the form of election to the address printed on the back of the form. All letters to cancel standing instructions and letters to request gifts to charity (see below) should be sent to The Registrars, Computershare Investor Services PLC, PO Box 1064, The Pavilions, Bridgwater Road, Bristol BS99 3EB, to reach them by 3.00pm on Wednesday 16 April 2003.

All forms and letters are sent at your risk. We are not able to acknowledge receipt. If we do not receive your form on time we will send you your dividend in cash.

2. Helpline

If you have any queries about the dividend arrangements or completing the forms, please telephone our registrars' helpline 0870 702 0138 between 9.00am and 5.00pm, Monday to Friday.

3. If you have recently bought or sold shares

The Company's shares were quoted ex-dividend on 26 February 2003. This means that if you bought the Company's shares on or after that date you are not entitled to the 2002 final dividend on them.

If you bought or sold shares in the Company before Wednesday 26 February 2003, and this is not reflected in the number of shares shown in box 1 on your form of election or statement of shareholding/ShareCare statement, you should contact the person who arranged the purchase or sale, without delay. Appropriate arrangements can then be made to transfer the dividend.

4. Payment of cash balances

Any accumulated cash balances will be sent to you (without interest) if:-

- you sell all of your shares
- you choose to receive some or all of your dividend in cash
- you cancel your standing instruction
- you write to our registrars and ask them to send it to you.

Cash balances paid to you in these circumstances will be paid in sterling unless you have asked for them to be paid in US dollars or Hong Kong dollars.

5. Giving to charity

You may give your cash balance to charity instead of carrying it forward to the next dividend.

The charity to benefit is Sight Savers International (SSI). Standard Chartered has a project, in partnership with SSI, called "Seeing is Believing" which aims to raise US$700,000, enough to restore sight to 28,000 people around the world by World Sight day, 9 October 2003 – US$25 for a cataract operation can let someone see again.

To give your cash balance to charity, please tick box A(iii) on your form of election or, if you have a standing instruction in place, please write to our registrars.

6. Standing instructions

Setting up

You can receive shares instead of cash for this dividend and future dividends by completing a standing instruction.

- To do this, complete the form of election and tick box A(ii). Please send the form to our registrars.
- You will receive new shares on the same terms as any future share dividend offer made to all shareholders.
- Standing instructions can only be used if you wish to take all of your dividend in shares. We will carry any cash balances forward (unless you ask us to give them to charity).
- If you wish to receive new shares instead of only some of your dividend do not complete a standing instruction.
- If you set up a standing instruction we will send you a statement when the next dividend is paid which shows the number of shares registered in your name which qualify for the dividend, and the amount of any cash balance carried forward.
- If you sell some of your shares or buy more your standing instruction will apply to your new holding.

Cancelling

- You may cancel your standing instruction at any time by writing to our registrars. If you wish to cancel your standing instruction for this dividend, please write to them by 3.00pm on Wednesday 16 April 2003.
- We will cancel a standing instruction if a shareholder dies.
- We will cancel your standing instruction if you sell or transfer all of your shares.

7. New share certificates

The Company will apply to the UK Listing Authority for the new shares to be listed and to the London Stock Exchange for the shares to be admitted to trading on the London Stock Exchange. The new shares will be the same as the shares you hold already and give you the same rights and future dividends.

You may hold your shares in certificated form (where they are usually registered in your own name) or in uncertificated form through CREST (where they are usually registered in the name of a nominee).

As long as the shares are listed, if your shares are registered in your own name, your new share certificate and/or your dividend cheque for any cash amount will be sent to you at your risk on Monday 12 May 2003. If your shares are held in uncertificated form CRESTCo Limited will be instructed to credit your stock account with the appropriate number of new shares on Tuesday 13 May 2003.

Dealings in the new shares should begin on Tuesday 13 May 2003. However, if the new shares are not listed, the Company will not issue any new shares and you will receive all of your dividend in cash.

Standard Chartered ShareCare

If you hold your shares through ShareCare you will still be able to receive the share dividend. You will find enclosed with this document, a form of election or ShareCare statement depending upon your current standing instruction. If you have chosen to receive the share dividend, the shares will be automatically added to your account on Tuesday 13 May 2003.

ShareCare allows you to hold your Standard Chartered ordinary shares in a nominee account. Your shares will be held in electronic form so you will no longer have to worry about keeping your share certificates safely.

If you join ShareCare, you will be invited to attend the Company's AGM and you will receive your dividend at the same time as other shareholders. You can also take the share dividend without the bother of receiving a new share certificate each time. ShareCare is free to join and there are no annual fees to pay.

If you would like to receive more information about ShareCare please call the ShareCare helpline on 0870 702 0138.

Cancellation or amendment of the share dividend offer

The directors may amend or cancel the share dividend offer up to Monday 12 May 2003. They will only do this if it will not have a material adverse effect on shareholders who have chosen to receive new shares instead of cash. If the directors decide to do this we will write to you.

Tax

Details of the tax implications for you if you are resident in the United Kingdom or United States are given in the Appendix.

If you are unsure about how your tax position is affected please contact a professional adviser.

Overseas shareholders

General

If you live outside the United Kingdom this document is only an invitation for you to take up the share dividend offer if it could be made where you live without the Company having to meet any legal or registration requirements.

It is your responsibility to make sure that any legal requirements are met or any necessary agreements obtained.

United States ("US") shareholders

The share dividend is available to shareholders who live in the US. However, the Company's shares have not been registered under the United States Securities Act of 1933 (as amended) (the "Securities Act") or under the law of any state in the US. Shares may not be sold or transferred to anyone in the US unless the rules do not apply. Shares may be sold or transferred outside the US in accordance with regulations under the Securities Act. Residents of California or Georgia who choose to take the share dividend will be deemed to have confirmed that they are institutional investors eligible to make the election under the relevant state securities law.

If you are a US shareholder you should consider the possible adverse tax consequences described in the Appendix.

Hong Kong shareholders

The share dividend is available to shareholders whose shares are registered on the Company's Hong Kong share register. Shareholders in Hong Kong have been sent a separate circular and forms of election.

Canadian shareholders

The share dividend is available to shareholders who live in Canada. However, you may not sell or transfer the shares in certain provinces of Canada unless such a sale is covered by an exemption from the appropriate provincial securities legislation.

In the case of any conflict between any translation and the English version of this document, the English text shall prevail.

You can get more copies of this document and forms of election from our registrars until Wednesday 16 April 2003.

Examples

Note: the examples below are for illustrative purposes only.

- **The cash dividend is 32.9¢ per share**
- **The price of one new share for the following examples, is US$10.57**
- **You hold, for the following examples, 1,500 shares**

Example 1

You choose to receive all of your dividend in new shares.

Value of your cash dividend =
1,500 shares x 32.9¢ = US$493.5
Number of new shares = US$493.5* ÷ US$10.57 = 46.69 shares
Rounded down to 46 new shares
Value of new shares = 46 x US$10.57 = US$486.22

In this case the cash balance of US$7.28 will be carried forward to the next dividend or, if you choose, paid to charity.

Example 2

You choose to receive the share dividend on only 750 of your shares.

Value of your cash dividend =
750 shares x 32.9¢ = US$246.75*
Number of new shares = US$246.75* ÷ US$10.57 = 23.34 shares
Rounded down to 23 new shares
Value of new shares = 23 x US$10.57 = US$243.11

In this case, unless you have asked to receive your cash balance in US dollars or Hong Kong dollars the cash balance of US$3.64 will be added to your cash dividend and US$250.39 will be converted to sterling using the US dollar/sterling exchange rate on Friday 25 April 2003 and paid to you by cheque, or direct into your bank or building society account if you have completed a mandate form.

Example 3

You wish to receive all of your dividend in cash in sterling.

You do not need to do anything unless you have previously put a standing instruction in place to receive shares, US dollars or Hong Kong dollars for all of your future dividends. You will then need to cancel the standing instruction by writing to our registrars by 3.00pm on Wednesday 16 April 2003.

Example 4

You wish to receive shares for this dividend and all future dividends.

If you have not yet put a standing instruction in place please complete the form of election and tick box A(ii) to do so.

*Add this to any cash balance brought forward from the previous dividend.



Do you want your dividend in shares?
YES
NO
Do you have a standing instruction to receive shares?
YES
NO
You do not need to do anything. We will give you shares in line with your standing instruction.
Do you have a standing instruction to receive shares?
YES
NO
Write to the Company's registrars to cancel the instruction and tell them to pay the cash dividend in either sterling, US dollars or Hong Kong dollars. The registrars should receive your letter by 3.00pm on 16 April 2003.
If you want to receive your cash dividend in sterling, and you have not previously asked for US dollars, you do not need to do anything. Your dividend will be paid in the usual way.
If you want to receive all of the dividend, in shares.
If you want to receive all of this dividend and future dividends in shares.
If you want to receive some of the dividend in cash and some in shares.
If you want to receive your cash dividend in US dollars you should tick box B, or for Hong Kong dollars tick box C on your form of election. Sign, date and return the form.
Tick box A(i) on your form of election. Sign, date and return the form.
Tick box A(i) and A(ii) on your form of election. Sign, date and return the form.
Enter in box (3) on the form of election, the number of existing shares on which you would like to receive the share dividend. Sign, date and return the form.
If you want to receive your cash balance in US dollars you should tick box B, or for Hong Kong dollars tick box C on your form of election. Sign, date and return the form.

Appendix

Taxation

United Kingdom ("UK") taxation

If you choose to receive the share dividend the effect on your tax position will depend upon your particular circumstances. We have been advised that, under current UK law and practice, the tax consequences for shareholders receiving the share dividend instead of a cash dividend will be broadly as described below.

UK resident individuals

If you are an individual resident in the UK you will be treated as having received gross income of an amount which, when reduced by income tax at a rate of 10 per cent, is equal to the cash value of the new shares and as having paid income tax at the rate of 10 per cent on that gross income. If you pay basic or lower rate income tax you will not have to pay any more income tax in respect of the share dividend.

If you pay income tax at the higher rate you will have to pay higher rate tax of 32.5 per cent on the gross amount. You will, therefore, have to pay additional income tax of 22.5 per cent on the gross amount (the difference between 32.5 per cent and the ordinary rate of 10 per cent treated as having been paid).

For example, if you receive a share dividend equivalent to £80, the gross amount of the dividend will be treated as being £88.89. If your total income is above the threshold for higher rate income tax, you will be taxable on £88.89 at 32.5 per cent (ie. £28.89 less the £8.89 treated as having been paid). This would leave you with an additional tax charge of £20.

If you have an income tax liability which is less than the lower rate you will not be able to claim repayment of the excess of that income tax over your income tax liability. If you elect to receive your dividend in cash and hold your shares in an Individual Savings Account (ISA) or Personal Equity Plan (PEP) you will, however, be able to reclaim all or part of the tax credit associated with the cash dividend. No such repayment claim can be made to the extent that you elect to receive this share dividend instead of a cash dividend.

For capital gains tax purposes, the cash value of the shares you receive instead of the cash dividend will be treated as the amount you paid for the shares.

UK resident trustees

A trustee of a UK resident trust which is normally liable to pay income tax at the currently applicable rate of 34 per cent will be liable to pay tax on dividend income at the currently applicable rate (25 per cent) on the gross amount of the dividend (as described above). The capital gains tax position for UK resident trustees will be similar to that applying to UK resident individuals as described above.

UK resident corporate shareholders

If you are a UK resident corporate shareholder electing to receive the share dividend instead of the cash dividend, you will not be charged to corporation tax on the new shares issued to you.

For the purposes of calculating your liability to corporation tax on chargeable gains you, as a corporate shareholder, will be treated as not having paid any money for the new shares and they will be treated as part of, and as having been acquired at the same time as, your existing shareholding in the Company.

UK resident gross funds and charities

Neither gross funds nor charities will be entitled to make any tax repayment claim (whether they elect to receive the share dividend or the cash dividend). However, in respect of a cash dividend, charities may make a claim to the Inland Revenue for compensation out of public funds of a percentage of the cash dividend received by the charity. This percentage is 8 per cent for the tax year 2002-2003.

Stamp duty and stamp duty reserve tax

If you choose to take the share dividend you will not generally have to pay stamp duty or stamp duty reserve tax on the allotment and issue of your new shares.

Substitution of values

If, on the first day when dealing in the new shares begins on the London Stock Exchange, the market value of the new shares is substantially different from the amount of the cash dividend that you would have received if you had not chosen to take the share dividend, then that market value may be used by the Inland Revenue to value the shares for the purpose of calculating how much tax you have to pay. The Inland

Revenue's current practice is to interpret "substantially" as being an increase or decrease in the market value of at least 15 per cent. If the Inland Revenue wants to revalue the shares for tax calculations, we will write to you.

Accounting statement

You will be sent an accounting statement with the new share certificates which will show the gross cash value of the share dividend and the amount of income tax treated for tax purposes as having been paid on that amount.

Taxation of United States ("US") shareholders

For US federal income tax purposes, if you receive new shares as a US shareholder (as defined below), you will be treated as having received a cash dividend of an amount equal to the fair market value of the new shares on the date of issue.

For the purposes of this section, the term "US shareholder" means an individual who is a citizen or resident of the United States for United States federal income tax purposes, an estate, trust or partnership subject to United States taxation without regard to the source of its income, or a corporation created or organised in or under the laws of the United States or any State or the District of Columbia.

If you are a US shareholder you are strongly urged to take advice regarding the tax consequences before choosing to receive new shares.

General

This summary of the tax treatment of share dividends is not exhaustive and is only a general guide. In particular it does not consider your position if you are not resident in the UK or the US for tax purposes nor the position of shareholders who may be regarded as acquiring the new shares as part of a trading activity.

If you are not sure as to how you will be affected if you choose to receive the share dividend, or if you are uncertain of your tax position, you should consult your professional adviser.

Registered Office:
1 Aldermanbury Square
London EC2V 7SB
Telephone: 020 7280 7500
www.standardchartered.com

Registered in England
number: 966425

Produced in the UK by Astron

Notice of Annual General Meeting 2003

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to any aspect of the proposals referred to in this document or as to the action you should take, you should consult a stockbroker, solicitor, accountant or other appropriate independent professional adviser.

If you have sold or transferred all of your shares please pass this document, together with the Report and Accounts or Annual Review and (if applicable) the form of proxy, to the person who arranged the sale or transfer so that they can pass these documents on to the person who now holds the shares. If you are not sure what to do, please contact an independent financial adviser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

A Chinese translation of this document is available on request from Computershare Hong Kong Investor Services Limited, Rooms 1901-1905 Hopewell Centre, 183 Queen's Road East, Hong Kong.

本文件之中文譯本可向香港中央證券登記有限公司索取，地址：香港皇后大道東183號合和中心1901-5室。

Notice of the Annual General Meeting of Standard Chartered PLC to be held at Merchant Taylors' Hall, 30 Threadneedle Street, London EC2R 8JB on Thursday 8 May 2003 at 12 noon (London time) is set out on pages 2 to 4.

Whether or not you propose to attend the Annual General Meeting, if you are an ordinary shareholder please complete and submit a form of proxy in accordance with the instructions printed on the enclosed form. The form of proxy must be received not less than 48 hours (or 72 hours if you hold your ordinary shares in ShareCare) before the time of the holding of the Annual General Meeting.

24 March 2003


Standard
Chartered

Standard Chartered

24 March 2003

Dear Shareholder,

I am writing to you about the proposed final dividend and some of the other items to be considered at this year's annual general meeting.

Final dividend
Shareholders are asked to approve a final dividend of 32.9 cents per ordinary share for the year ended 31 December 2002. If you approve the recommended final dividend, this will be paid on 13 May 2003 to all ordinary shareholders who were on the register of members on 28 February 2003. Payment will be made in either sterling, US dollars, Hong Kong dollars or in shares, according to individual shareholders' choice.

Employee Share Schemes
The Company introduced its shareholding guidelines in 2000 in respect of the Executive Share Option Scheme and extended them in 2001 to cover the Performance Share Plan. We have reviewed the impact of these shareholding guidelines since their introduction three years ago.

The Company remains supportive of the principles behind the adoption of the shareholding guidelines but we have experienced a number of difficulties in their application. With a view to simplifying the operation of our share plans, we therefore propose making some amendments to the guidelines to ensure they are workable and equitable for the Company, executives and shareholders alike.

Details of the proposed changes to the shareholding guidelines are given on page 8 of this document.

New Articles of Association
Following the listing of the Company's shares on the Hong Kong Stock Exchange, it has been necessary to amend the Company's articles of association. We have decided to take this opportunity to adopt new articles of association which not only reflect the changes required by the Hong Kong Stock Exchange but also bring the articles up to date with best practice. An explanation of the main changes between the proposed and the existing articles of association may be found in the appendix to this document, on pages 9 to 11 of this document.

Explanatory notes on all the business to be considered at this year's AGM appear on pages 6 to 8 of this document. The directors consider that all the resolutions to be put to the AGM are in the best interests of the Company and its shareholders. We will be voting in favour of them and unanimously recommend that you do so as well.

If you would like to vote on the resolutions but cannot come to the AGM, please fill in the proxy (or voting instruction form for ShareCare members) sent to you with this notice and return it to our registrars as soon as possible. They must receive it by 12 noon (London time) or 8.00pm (Hong Kong time) on Tuesday 6 May (or by 12 noon (London time) on Monday 5 May if you hold your shares in ShareCare). The AGM will be held at 12 noon (London time) (8.00pm Hong Kong time) on Thursday 8 May 2003 at Merchant Taylors' Hall, 30 Threadneedle Street, London EC2R 8JB.

Yours sincerely



Sir Patrick Gillam
Chairman

Standard Chartered PLC
1 Aldermanbury Square
London EC2V 7SB

Registered Office as above
Registered in England 966425

Notice of Annual General Meeting 2003

This year's annual general meeting will be held at Merchant Taylors' Hall, 30 Threadneedle Street, London EC2R 8JB on Thursday 8 May 2003 at 12 noon (London time). You will be asked to consider and pass the resolutions below. Resolutions 1 to 12 (inclusive) and 17 will be proposed as ordinary resolutions and resolutions 13 to 16 (inclusive) will be proposed as special resolutions.

Ordinary Resolutions

1. To receive the annual report and accounts for the year ended 31 December 2002.

2. To declare a final dividend of 32.9 cents per ordinary share for the year ended 31 December 2002.

3. To approve the directors' remuneration report for the year ended 31 December 2002, as set out on pages 46 to 56 of the annual report and on pages 37 to 46 of the annual review.

4. To elect Mr P A Sands, who was appointed as an executive director by the Board during the year.

5. To elect Mr R H Meddings, who was appointed as an executive director by the Board during the year.

6. To elect Mr B K Sanderson, who was appointed as a non-executive director by the Board during the year.

7. To re-elect Sir Ralph Robins, a non-executive director retiring by rotation, having reached the age of 70 and special notice having been given pursuant to sections 293 and 379, Companies Act 1985.

8. To re-elect Mr K S Nargolwala, an executive director retiring by rotation.

9. To re-elect Mr D G Moir, a non-executive director retiring by rotation.

10. To re-appoint KPMG Audit Plc as auditors to the Company until the end of next year's annual general meeting and to authorise the Board to set their fees.

11. That the Board be authorised, generally and without conditions, to allot relevant securities (as defined in the Companies Act 1985), such authority to be limited to:

(a) the allotment (otherwise than under (b) or (c) below) up to a total nominal value of US$117,010,077 (being not greater than 20 per cent of the issued ordinary share capital of the Company as at the date of this resolution);

(b) the allotment (when combined with any allotment made under (a) above) up to a total nominal value of US$213,616,834 in connection with:

(i) a rights issue or other issue the subject of an offer or invitation, open for acceptance for a period decided on by the Board:

(A) to ordinary shareholders on the register on a particular date, in proportion (as nearly as may be) to their existing holdings; and

(B) to people who are registered on a particular date as holders of other classes of equity securities, if this is required by the rights of those securities or, if the Board considers it appropriate, as permitted by the rights of those securities;

(ii) a scrip dividend scheme or similar arrangement implemented in accordance with the articles of association of the Company; and

(iii) the issue of ordinary shares in respect of exchangeable securities issued by the Company or any of its subsidiary undertakings prior to the date of this meeting; and

(c) the allotment pursuant to the terms of any existing share scheme of the Company or any of its subsidiary undertakings adopted prior to the date of this meeting,

such authority to apply for the period from 8 May 2003 until the earlier of the end of next year's annual general meeting and 7 August 2004 unless previously revoked or varied by the Company in general meeting, but during this period the Company may make offers, and enter into agreements, which would, or might, require relevant securities to be allotted after the authority ends and the Board may allot relevant securities under any such offer or agreement, as if the authority had not ended.

12. That the authority granted to the Board to allot relevant securities up to a total nominal value of US$117,010,077 pursuant to paragraph (a) of resolution 11 set out above be extended by the addition of such number of ordinary shares of US$0.50 each representing the nominal amount of the Company's share capital repurchased by the Company under the authority granted pursuant to resolution 14 set out below.

Special Resolutions

13. That if resolution 11 is passed as an ordinary resolution, the Board be given power to allot equity securities (as defined in the Companies Act 1985) for cash under the authority given by that resolution, free of the restriction in section 89(1) of the Companies Act 1985, such power to be limited to:

(a) the allotment of equity securities in connection with an offer of equity securities open for a period decided on by the Board:

(i) to ordinary shareholders on the register on a particular date, in proportion (as nearly as may be) to their existing holdings; and

(ii) to people who are registered on a particular date as holders of other classes of equity securities, if this is required by the rights of those securities or, if the Board considers it appropriate, as permitted by the rights of those securities,

and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with fractional entitlements, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and

(b) the allotment (otherwise than under (a) above) of equity securities up to a total nominal value of US$29,251,278,

such power to apply from 8 May 2003 until the earlier of the end of next year's annual general meeting and 7 August 2004 unless previously revoked or varied by the Company in general meeting, but during this period the Company may make offers, and enter into agreements, which would, or might, require equity securities to be allotted after the power ends and the Board may allot equity securities under any such offer or agreement as if the power had not ended.

14. That the Company be authorised, generally and without conditions, to make market purchases (as defined in the Companies Act 1985) of its ordinary shares of US$0.50 each provided that:

(a) the Company does not purchase more than 117,010,076 shares under this authority;

(b) the Company does not pay less for each share (before expenses) than US$0.50 (or the equivalent in the currency in which the purchase is made, calculated by reference to a spot exchange rate for the purchase of US dollars with such other currency as displayed on the appropriate page of the Reuters screen at or about 11.00am (London time) on the business day before the day the Company agrees to buy the shares); and

(c) the Company does not pay more for each share (before expenses) than 5 per cent over the average of the middle market prices of the ordinary shares according to the Daily Official List of the London Stock Exchange for the five business days immediately before the date on which the Company agrees to buy the shares,

such authority to apply from 8 May 2003 until the earlier of the end of next year's annual general meeting and 7 August 2004 unless previously revoked or varied by the Company in general meeting, but during this period the Company may agree to purchase shares where the purchase may not be completed (fully or partly) until after the authority ends and may make a purchase of ordinary shares in accordance with any such agreement as if the authority had not ended.

15. That the Company be authorised, generally and without conditions, to make market purchases (as defined in the Companies Act 1985) of up to 340,874 of its non-cumulative preference shares of US$5 each ("dollar preference shares") and up to 200,000,000 of its non-cumulative preference shares of £1 each ("sterling preference shares") provided that:

(a) the Company does not pay less for each share (before expenses) than the nominal value of the share (or the equivalent in the currency in which the purchase is made, calculated by reference to the spot exchange rate for the purchase of the currency in which the relevant share is denominated with such other currency as displayed on the appropriate page of the Reuters screen at or about 11.00am (London time) on the business day before the day the Company agrees to buy the shares); and

(b) the Company does not pay more:

(i) for each sterling preference share (before expenses) than 25 per cent over the average of the middle market prices of such shares according to the Daily Official List of the London Stock Exchange for the ten business days immediately before the date on which the Company agrees to buy the shares; and

(ii) for each dollar preference share (before expenses) than 5 per cent over the average of the middle market prices of such shares according to the Daily Official List of the London Stock Exchange for the ten business days immediately before the date on which the Company agrees to buy the shares,

such authority to apply from 8 May 2003 until the earlier of the end of next year's annual general meeting and 7 August 2004 unless previously revoked or varied by the Company in general meeting, but during this period the Company may agree to purchase shares where the purchase may not be completed (fully or partly) until after the authority ends and may make a purchase of shares in accordance with any such agreement as if the authority had not ended.

16. That the articles of association produced to the meeting and signed by the Chairman of the meeting for the purposes of identification be adopted as the new articles of association of the Company.

Ordinary Resolution

17. That the rules of the 2000 Executive Share Option Scheme and the 2001 Performance Share Plan be amended to reflect the changes in the shareholding guidelines as described on page 8 of this document and that the Board (or any duly authorised committee of the Board) be authorised to do anything which it considers necessary or desirable to give effect to the changes.

By order of the Board

D J Brimacombe
Group Secretary
24 March 2003

Registered Office:
1 Aldermanbury Square
London EC2V 7SB

Notes

Ordinary Shareholders
If you are an ordinary shareholder you may attend and vote at the AGM or choose one or more other people (proxies) to attend the AGM and vote for you. A proxy does not need to be a shareholder of the Company. Your proxy form must reach our registrars in Bristol or Hong Kong, as appropriate, at least 48 hours before the time of the AGM. If you send in a completed proxy form you may still attend the AGM and vote in person. If you are a shareholder on the UK register of members, you may alternatively choose to submit your proxy form electronically - details are set out below under the heading 'Electronic Proxy Voting'. Electronic proxy voting is not available to shareholders whose shares are registered on the branch register in Hong Kong.

If you want to attend the AGM and vote, you must be on the Company's register of members in the UK by 10.00pm (London time) on Tuesday 6 May 2003 or on the Company's branch register of members in Hong Kong by 6.00am (Hong Kong time) on Wednesday 7 May 2003. This will also allow us to confirm how many votes you have on a poll. If the AGM is adjourned to a time after 10.00pm (London time) on Thursday 8 May 2003, you must be on the appropriate register of members of the Company 48 hours before the time of the adjourned meeting. This will also allow us to confirm how many votes you will have on a poll called at such a meeting. If we give you notice of an adjourned meeting we will tell you in the notice when you need to be on the register to be able to attend and vote.

ShareCare
If you hold your shares in ShareCare, we will send you a voting instruction form. You must make sure that you return the completed form to the registrars by 12 noon (London time) on Monday 5 May 2003. You may also choose to appoint a proxy electronically - details are set out below under the heading 'Electronic Proxy Voting'.

Electronic Proxy Voting
Legislation has now been passed that permits shareholders to appoint a proxy electronically. If you wish to submit your proxy form electronically, you will need an internet-enabled PC with an Internet Explorer 4 or Netscape 4 web browser, or a more recent release of those browsers. You will also need your Shareholder Reference Number (SRN) or ShareCare number, as appropriate, and Personal Identification Number (PIN) (both of which are printed on the enclosed proxy form or voting instruction form) to access the service. Your PIN will expire at 12 noon on 6 May 2003 (at 12 noon on 5 May 2003 for ShareCare members).

Before you can appoint a proxy electronically, you will be asked to agree to the terms and conditions for electronic proxy appointment. It is important that you read these terms and conditions carefully, as they will govern the electronic appointment of your proxy.

It is up to you to decide if you wish to use the electronic proxy appointment service. You can instead continue to submit your proxy form or voting instruction form by post, if you wish.

Electronic proxy voting is not available to shareholders whose shares are registered on the branch register in Hong Kong.

Electronic Proxy Voting through CREST
If you are a CREST member and wish to appoint a proxy or proxies by using the CREST electronic proxy appointment service, you may do so by following the procedures described in the CREST manual. If you are a CREST Personal Member or other CREST sponsored member or a CREST member who has appointed a voting service provider, you should refer to your CREST sponsor or voting service provider, who will be able to take the appropriate action on your behalf.

In order for your proxy appointment using CREST to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for these instructions, as described in the CREST manual. The message must be transmitted so as to be received by our agent (ID CONRGBK1) by 12.00 noon on Tuesday 6 May 2003. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Application Host) from which our agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

You should note that CRESTCo does not make special procedures available in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is your responsibility to take any necessary action to ensure that messages are transmitted through the CREST system in time. In this connection, you should look at those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001, which regulates instructions containing incorrect information and instructions that are improperly sent.

Preference shareholders
Only ordinary shareholders may attend and vote at the AGM. This document is sent to holders of preference shares for information only.

Inspection of documents
The following documents will be available for inspection at 1 Aldermanbury Square, London EC2V 7SB and at the offices of Slaughter and May, 27/F Two Exchange Square, Hong Kong from the date of this notice until the time of the AGM and at Merchant Taylors' Hall from 15 minutes before the AGM until it ends:-

- Statement and auditor's report required by section 343 of the Companies Act 1985 about transactions with directors and people connected with them.
- Directors' service contracts and the register of directors' interests in the share capital of the Company.
- The new articles of association of the Company, showing the changes to the current articles proposed in resolution 16.
- The rules of the 2000 Executive Share Option Scheme and the 2001 Performance Share Plan, showing the changes proposed in resolution 17.

Interests in shares
The Company had not been notified before 25 February 2003 (less than one month before the date of this notice) of any changes in the directors' interests or the substantial shareholders' interests in the Company's ordinary shares from those shown in the Annual Report.

Please also refer to the published version of this announcement in the South China Morning Post and the Economic Journal dated 24 March 2003.

In the case of any conflict between any translation and the English text hereof, the English text shall prevail.

Explanatory notes to the Notice of Annual General Meeting

The notes on the following pages give an explanation of the proposed resolutions.

Resolutions 1 to 12 (inclusive) and 17 are proposed as ordinary resolutions. This means that, for each of those resolutions to be passed, more than half of the votes cast must be in favour of the resolution.

Resolutions 13 to 16 (inclusive) are proposed as special resolutions. This means that, for each of those resolutions to be passed, at least three-quarters of the votes cast must be in favour of the resolution.

Resolution 1: Report and accounts
For each financial year, the directors must present the directors' report, the audited accounts and the independent auditor's report to shareholders at a general meeting.

Resolution 2: Declaration of the final dividend
We may only pay the final dividend after shareholders have approved it. The directors recommend a final dividend of 32.9 cents per ordinary share for shareholders who were on the register of members on 28 February 2003. If the dividend is approved, it will be paid on 13 May 2003. You will be paid your dividend in sterling unless you choose to take US dollars, Hong Kong dollars or shares. If you are a shareholder registered on the branch register in Hong Kong, you will be paid your dividend in Hong Kong dollars unless you choose to take US dollars, sterling or shares. Please see the separate document entitled "2002 Final Dividend".

Resolution 3: Directors' Remuneration Report
In accordance with the Directors' Remuneration Report Regulations 2002, shareholders are invited to vote on the Directors' Remuneration Report, which may be found on pages 46 to 56 of the annual report and on pages 37 to 46 of the annual review.

Resolutions 4 to 9: Re-election of directors
The Company's articles of association require any director newly appointed by the Board to retire at the first annual general meeting after his appointment. You are therefore asked to elect as directors Mr P A Sands, Mr R H Meddings and Mr B K Sanderson, who were all appointed by the Board since last year's annual general meeting.

The articles of association also require one-third of the existing directors of the Company to retire at each annual general meeting. All of the directors are eligible to seek re-election by shareholders at the annual general meeting, if they so wish.

Sir Ralph Robins, Sir Patrick Gillam, Mr A W P Stenham, Mr R C Chan, Mr K S Nargolwala and Mr D G Moir are all retiring by rotation. Sir Patrick, Mr Stenham and Mr Chan wish to retire at the annual general meeting and not offer themselves for re-election. Mr Nargolwala and Mr Moir each last sought re-election at the annual general meeting in 2000 and, under the articles of association, submit themselves for re-election.

Special provisions apply to the re-election of a director once he has reached the age of 70. Sir Ralph reached the age of 70 on 16 June 2002. In accordance with the Companies Act 1985 he is vacating office at this year's AGM. The Company has received special notice in accordance with sections 293 and 379 of the Companies Act 1985 to propose the re-election of Sir Ralph as a director. The Board is supporting this resolution because it considers that Sir Ralph brings a wealth of knowledge and experience to its business deliberations. Sir Ralph's knowledge of the Company and the markets in which it operates mean that he will make a significant contribution in the year ahead.

Sir Ralph is a non-executive director and does not have a service contract. Mr Moir served as an executive director of the Company from January 1993 until March 2000. He remains on the Board as a non-executive director and does not have a service contract.

Mr Nargolwala, Mr Sands and Mr Meddings each have a service contract with a notice period of one year, except in the year following a change of control of the Group, when the notice period would be two years.

Mr Sanderson is a non-executive director and does not have a service contract. On his succession as Chairman, Mr Sanderson will become the executive chairman and will have a contract with a notice period of one year; there will be no change in his notice period following a change of control of the Group.

Biographical details of the directors are given on pages 40 and 41 of the annual report and pages 30 and 31 of the annual review.

Resolution 10: Reappointment of auditors
At every general meeting at which accounts are presented to shareholders, the Company is required to appoint auditors to serve until the next such meeting. KPMG Audit Plc have said that they are willing to continue as the Company's auditors for another year. You are asked to reappoint them and, following normal practice, to authorise the Board to set their fees.

Resolutions 11 and 12: Directors' authority to allot shares
Under section 80 of the Companies Act 1985, the directors may only allot shares, or rights to shares, if shareholders in general meeting have given them power to do so. The power given to the directors at last year's annual general meeting to allot ordinary shares or rights to shares will expire at the end of this year's annual general meeting.

Resolution 11(a) asks for a new authority to be given to allow the directors to allot shares or rights to shares up to a maximum nominal amount of US$117,010,077, being approximately 20 per cent of the issued ordinary share capital of US$585,050,382 as at 25 February 2003 (which is less than one month before the date of this notice). The Hong Kong Listing Rules do not permit the directors to allot shares or rights to shares that would represent more than 20 per cent of the issued ordinary share capital as at the date the resolution granting them the authority is passed. Accordingly, resolution 11 also restricts the authority of the directors to the 20 per cent threshold.

The directors are also authorised to make allotments, which exceed the 20 per cent authority, in connection with rights issues, by way of scrip dividend and in respect of exchangeable securities issued by the Company or its subsidiary undertakings prior to the date of this meeting, but only up to a maximum aggregate nominal amount (when combined with any allotments made under the general authority) of US$213,616,834. This is approximately 36 per cent of the issued ordinary share capital as at 25 February 2003. Of this 36 per cent, approximately 3.2 per cent is to satisfy the Company's obligations to issue ordinary shares in respect of exchangeable securities issued by the Group prior to the date of this meeting. The balance of the authority is for approximately 33 per cent of the issued ordinary share capital. Notwithstanding the authority to be granted pursuant to resolution 11(b), any rights issue or open offer to shareholders will also need to comply with the applicable Hong Kong Listing Rules, and specific shareholder approval for such issues will therefore be obtained if necessary, in accordance with these requirements.

The directors are also authorised under resolution 11(c) to make allotments pursuant to the Company's existing share schemes or those of its subsidiary undertakings adopted prior to the date of this meeting.

The directors have no intention at present to issue ordinary shares during the next year, except as scrip dividends instead of cash dividends, following the exercise of options and awards under the Company's existing share schemes and following the exercise of conversion and exchange rights under securities issued by the Group prior to the date of this meeting.

In accordance with the Hong Kong Listing Rules, resolution 12 seeks to extend the directors' authority to allot shares pursuant to paragraph (a) of resolution 11 to include the shares repurchased by the Company under the authority to be sought by resolution 14.

Resolution 13: Power to allot equity securities for cash without certain formalities
The Company's ordinary shares and rights to them are "equity securities" as defined in section 94(2) of the Companies Act 1985. If the directors wish to allot equity securities paid for entirely in cash, section 89(1) of the Companies Act 1985 requires that the equity securities must first be offered to existing shareholders in proportion to their shareholdings. Your right to be offered equity securities first in this way is known as a "pre-emption right".

In certain circumstances, it may be in the interests of the Company for the directors to be able to allot some equity securities for cash without having to offer them to existing shareholders first. Before this can happen, the shareholders must give up their pre-emption rights.

Resolution 13 deals with this, but only for equity securities up to a maximum total nominal value of US$29,251,278, which was equal to approximately 5 per cent of the Company's issued ordinary share capital as at 31 December 2002 and also at 25 February 2003 and represents 58,502,556 ordinary shares of US$0.50 each.

There are legal, regulatory and practical reasons why, under a rights issue or other pre-emptive offer, it may not be possible to issue equity securities to some shareholders, particularly those resident overseas. Resolution 13 also asks for your authority for the directors to make arrangements to deal with such difficulties when making these offers and also for the directors to deal with fractions of shares.

Resolution 14: Authority to purchase ordinary shares
Resolution 14 gives the Company authority to make market purchases of up to 117,010,076 ordinary shares. This is approximately 10 per cent of the Company's issued ordinary share capital as at 25 February 2003. No repurchases of shares will be conducted on the Hong Kong Stock Exchange pursuant to this authority.

The directors believe that it is in the best interests of the Company and all of its shareholders to have a general authority for the Company to buy back its ordinary shares in the market. The directors intend to keep under review the potential to purchase ordinary shares. Purchases will only be made if the directors consider that the purchase would be for the benefit of the Company and shareholders, taking into account relevant factors and circumstances at that time, for example the effect on earnings per share.

The total number of options to subscribe for ordinary shares outstanding at 25 February 2003 was 35,801,484, which represented 3.1 per cent of the issued ordinary share capital at that date. If the Company were to purchase the maximum number of ordinary shares permitted by this resolution, the options outstanding at 25 February 2003 would represent 3.4 per cent of the issued ordinary share capital.

Resolution 15: Authority to purchase preference shares
Resolution 15 gives the Company authority to buy back up to 340,874 of its US dollar preference shares and up to 200,000,000 of its sterling preference shares. During the past year, the directors re-purchased 659,126 of the US dollar preference shares.

Whilst it is important to have a capital base which is adequate to allow the business to grow in all areas which appear to offer an appropriate balance between risk and profitability, it is equally important that the Company does not carry excessive amounts of capital and that it uses the most appropriate mix of capital instruments in the balance sheet. Having the authority to buy back all the preference shares would provide the Company with further flexibility in managing the capital base. Accordingly, the directors believe that it is in the best interests of the Company and its shareholders as a whole to have the authority sought by the resolution.

The directors intend to keep under review the potential to buy back preference shares, taking into account other investment and funding opportunities. The authority will be exercised only if the directors believe that to do so would be in the interests of shareholders generally.

Resolution 16: Adoption of new Articles of Association
As part of the application for listing in Hong Kong, the Company gave an undertaking to the Hong Kong Stock Exchange to seek the approval of shareholders to certain changes to the articles of association at the next annual general meeting. It is proposed in resolution 16 to adopt new articles of association (the "New Articles") in order to comply with the requirements of the Hong Kong Stock Exchange.

The current articles of association have also been updated to take account of changes in English company law and practice and in the UK Listing Rules. Details of the changes are summarised in the appendix.

Resolution 17: Amendments to the 2000 Executive Share Option Scheme and 2001 Performance Share Plan
Resolution 17 proposes changes to the way in which the shareholding guidelines operate. Some aspects of the guidelines are set out in the rules of the 2000 Executive Share Option Scheme and the 2001 Performance Share Plan (the "Plans"). The resolution proposes that the rules of the Plans are adapted to allow the Plans to be operated in accordance with the revised guidelines, set out below.

The Company introduced its Executive Share Option Scheme in 2000 and its Performance Share Plan in 2001. As part of the Company's objective to align the interests of its executives with shareholders, these Plans require executives to attain personal shareholding requirements.

The Company remains committed to the principles of shareholding guidelines for its executives. The Company is keen that the Plans meet their intended purpose of incentivising executives and aligning their interests with those of shareholders. As we have experienced certain difficulties in the application of the guidelines, we now propose the following changes:

i) Currently executives are required to attain individual shareholding levels, which are expressed as a multiple of the executive's base salary. These will be replaced by a single shareholding guideline, which is expressed as a number of shares. This will be clearer for each executive, as the number of shares to be acquired by the executive will not be subject to constant changes due to salary and share price movement.

ii) There will be one shareholding guideline at each executive level rather than separate guidelines under each Plan and for each individual.

iii) The Board Remuneration Committee has set the following guideline levels for executives:

Group Chief Executive	at least 100,000 shares
Other executive directors (including the Chairman)	at least 60,000 shares
Senior executives below board level	10,000 to 15,000 shares

The Board Remuneration Committee will continue to review the guideline levels to ensure they remain challenging and appropriate.

iv) At present awards cannot be exercised unless the required shareholding has been met. Furthermore, the current policy provides that options granted under the 2000 Executive Share Option Scheme will normally lapse and no further options will be granted until the shareholding requirement is satisfied.

In order to build up their shareholding, executives will in future be able to exercise any vested award. On exercise, it is proposed that executives will be able to sell sufficient shares to fund any exercise price and/or tax due, but they will be expected, other than in very exceptional circumstances, to retain the resulting shares until such time as the shareholding guideline is met. Once satisfied, an executive will be expected to maintain his shareholding.

v) The revised guidelines will apply to subsisting awards (in place of the existing shareholding guidelines) as well as to new awards.

APPENDIX
Explanatory notes of material changes to the articles of association

It is proposed in resolution 16 to amend the Company's articles of association (the "**Current Articles**") in order to comply with the requirements of the Hong Kong Stock Exchange. This follows the commencement of trading of the ordinary shares in Hong Kong on 31 October 2002. As part of the application for listing, the Company gave an undertaking to the Hong Kong Stock Exchange to seek the approval of shareholders to certain changes to the articles of association at the AGM.

We have also updated the Current Articles to take account of changes in English company law and practice and in the UK Listing Rules.

There are therefore several changes introduced in the proposed new articles (the "**New Articles**") of a material nature, which are summarised in this Appendix. Other changes which are of a minor, technical or clarifying nature, or are made to remove provisions in the Current Articles which duplicate English company law, have not been noted. The New Articles showing all the changes to the Current Articles are available for inspection, as noted on page 5 of this document.

Uncertificated securities
Shareholders who wish to hold and transfer their shares in electronic form, rather than on paper, can do so through the electronic settlement system known as CREST. The rules governing these shares have been updated by the Uncertificated Securities Regulations 2001 and the New Articles take these changes into account.

Article 2 - Definitions
Article 2 of the New Articles introduces several definitions in relation to uncertificated securities. Definitions of the Hong Kong Listing Rules and Stock Exchange have also been included.

Article 3 - Form of resolution
Article 3 of the New Articles specifies that a resolution may be passed if each member who would have been entitled to vote on the resolution at a general meeting signs a copy of the resolution.

Article 5 - Rights attached to shares
The rights attaching to any new class of shares issued by the Company must now also comply with the requirements of the Hong Kong Stock Exchange.

Article 43 - Power of sale of shares held by untraced shareholders
Article 43 of the New Articles permits the Company, by instructing a member of the Hong Kong Stock Exchange, to sell any shares registered on the branch register in Hong Kong that are held by untraced shareholders.

Article 46 - Election of person entitled by transmission
Article 46 of the New Articles includes a new provision that if a person is entitled to a certificated share by transmission, the board may request that person makes a choice either to be put on the register or to transfer the share. If the choice is not made within 60 days of the request, payment of dividends and other moneys in respect of the share may be withheld.

Article 47 - Rights of person entitled by transmission
Article 47 of the New Articles clarifies that a person entitled to a share by transmission may not, without the authority of the board, exercise any rights of membership in respect of general meetings until the person becomes registered as the holder of the share.

Article 54 - Separate general meetings
Article 54 of the New Articles is a new provision, allowing holders of a class of shares to meet in separate meetings convened for a purpose other than the variation of class rights. Rules relating to general meetings will also apply to these separate class meetings.

Article 57 - Postponement of general meetings
Article 57 of the New Articles gives the board the authority to postpone a general meeting when it is considered impractical or undesirable to hold the meeting at the appointed date, time or place. The article also deals with notices for the rearranged meeting.

Article 59 - Procedure if quorum is not present
Article 59 of the New Articles now allows action to be taken if a quorum is not present five minutes after the appointed time for the commencement of a meeting. Provisions are made regarding the timing and notice of any re-arranged meeting. In order to ensure that business can be conducted at a re-arranged meeting, the quorum for this meeting will be one.

Article 60 - Security arrangements
Article 60 of the New Articles permits the board to arrange for searches or to authorise specified people to refuse certain individuals entry to, or to eject certain individuals from, a general meeting. This provision is considered desirable for the safety of shareholders.

Article 62 - Orderly conduct
Article 62 of the New Articles states for clarity that the chairman may take action in order to preserve order at general meetings. The chairman is in any case entitled (and required) to do so. Such decisions must always be taken in good faith, as the chairman is obliged to act impartially.

Article 66 - Amendments to resolutions
Article 66 of the New Articles is included in order to prevent amendments to resolutions (except amendments to correct patent errors) being introduced at the last moment.

Article 67 - Amendments ruled out of order
Article 67 of the New Articles prevents a resolution being held invalid where the chairman has ruled a proposed amendment out of order but this ruling is later found to have been made in error.

Article 86 - Age of directors
Article 86 of the New Articles states that a director is not disqualified from office simply by being older than 70. However, a director aged over 70 must retire annually and, if desired, seek re-election at the annual general meeting. The circular calling an annual general meeting at which such a re-election is proposed must state the director's age. These requirements are in line with the expectations of institutional investors.

Article 91 - Identity of directors to retire
The Combined Code adopts a proposal in the Hampel Report that all directors shall be required to submit themselves for re-election at regular intervals of no more than three years. Article 91 of the New Articles has been brought into line with current principles of corporate governance in this respect.

Article 97 - Alternate directors
Article 97 of the New Articles clarifies the entitlement of alternate directors to receive notice of board meetings and adds a provision that, a person may be appointed as alternate director for more than one director.

Article 103 - Permitted interests and voting
Article 103 of the New Articles has been amended to provide expressly that directors' remuneration may be decided by a remuneration committee. Directors are required to disclose only those material interests of which they have knowledge.

Paragraph (f) provides that a director is not able to vote on, or be counted in the quorum, in respect of board resolutions concerning contracts with another company where he is not permitted to do so under the Hong Kong Listing Rules.

Article 115 - Directors below minimum through vacancies
Article 115 of the New Articles now provides that if the Company has no directors who are willing to act, two members may call a meeting in order to appoint new directors.

Article 121 - Validity of acts of board or committee
Article 121 of the New Articles states that acts of the board and its committees will be valid, notwithstanding any procedural defects which later come to light. The article now specifies that this will be the case if there is a query over a director's entitlement to vote.

Article 129 - Payment procedure
Article 129 of the New Articles has been amended to reflect current banking practice. To provide greater flexibility, a wider variety of methods may be used to make payments, including electronic media or CREST. It is expressly stated that, where more than one person is entitled to a payment in respect of the same share, an effectual receipt can be given by any one of them.

Article 130 - Uncashed dividends
Article 130 of the New Articles contains amendments consequential to the changes described under "Payment procedure". In addition, if a dividend payment to a shareholder has failed, the Company may suspend further dividend payments, so long as reasonable enquiries have been carried out but no new address or account of the shareholder can be established.

Article 131 - Forfeiture of unclaimed dividends
Article 131 of the New Articles specifies that unclaimed dividends or other sums payable in respect of shares may be used for the benefit of the Company until claimed.

Article 133 - Scrip dividends
Article 133 of the New Articles introduces the following changes regarding scrip dividends:-

- Provisions have been added to allow the Company either (i) to retain fractional entitlements to scrip for the benefit of the Company, (ii) to accrue and/or retain fractional entitlements to scrip and then apply these on behalf of the relevant member by way of bonus or cash subscription or (iii) to make payments to members in respect of their fractional entitlements;
- The requirement to announce an intention to offer a scrip dividend election on, or as soon as practicable after, the announcement of a dividend and to notify shareholders in writing of their rights of election has been removed;
- The article allows for scrip dividend elections to take effect within CREST;
- The article covers cases of accidental failure to send notices of election or non-receipt of such notices. Such events will not invalidate offers of election or give rise to claims;
- The article clarifies the position of members resident in certain foreign territories. The board is authorised to exclude from scrip or make other arrangements in relation to such a member where it believes this is necessary or expedient due to legal or practical problems arising from the laws or stock exchange rules of a territory; and
- The article makes it clear that the board can decide not to allot scrip dividend shares at any time before they are actually allotted, whether or not any election has been made by shareholders.

Article 139 - Summary financial statements
The Company is authorised to send additional copies of summary financial statements and of the annual report and accounts to members or to people nominated by a member.

Article 146 - Notices when post not available
Article 146 of the New Articles allows alternative methods of giving notice of an annual general meeting, where there are problems either with the post in some part (and not necessarily the whole) of the United Kingdom or with an electronic communications system. In this situation, effective notice can be given by advertising in a national newspaper. The Article has also been expanded to cover the giving of notices to shareholders where postal services are suspended or curtailed due to the unavailability of postal services in Hong Kong.

Article 149 - Indemnity
Article 149 of the New Articles now expressly excludes any power to insure or indemnify the Company's auditors in line with the expectations of institutional investors. The article has been amended to make it clear that, in addition to providing insurance for directors, the Company may also indemnify directors, in each case only to the extent permitted by the Companies Act.

Registered Office:
1 Aldermanbury Square
London EC2V 7SB
Telephone: 020 7280 7500
www.standardchartered.com

Registered in England
number: 966425